As filed with the Securities and Exchange Commission on March 14, 2014

Registration No. 333-194387

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 TO

FORM F-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

China Mobile Games and Entertainment Group Limited

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

Cayman Islands	Not Applicable
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

Block A, 15/F Huajian Building

233 Tianfu Road, Tianhe District

Guangzhou, PRC

(86) 20 8561-3455

(Address and telephone number of registrant’s principal executive offices)

Corporation Service Company

1180 Avenue of the Americas, Suite 210

New York, New York 10036-8401

800-927-9800

(Name, address, and telephone number of agent for service)

Copies to:

David T. Zhang, Esq. Benjamin Su, Esq. Kirkland & Ellis International LLP c/o 26th Floor, Gloucester Tower The Landmark 15 Queen’s Road Central, Hong Kong (852) 3761-3318	David Roberts, Esq. O’Melveny & Myers LLP Yin Tai Centre Office Tower, 37th Floor No.2 Jianguomenwai Ave. Chao Yang District Beijing, PRC 100022 (86)10 6563 4209

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

If only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.C. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.C. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price	Amount of registration fee
Class A Ordinary Shares, par value US$0.001 per share(1)(2)	US$115,028,198(3)	US$14,816(4)

(1)	American depositary shares issuable upon deposit of the Class A ordinary shares registered hereby will be registered under a separate registration statement on Form F-6 (Registration No. 333-183539). Each American depositary share represents 14 Class A ordinary shares.
(2)	Includes ordinary shares that are issuable upon the exercise of the underwriters’ option to purchase additional shares. Also includes ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public. These ordinary shares are not being registered for the purpose of sales outside the United States.
(3)	Estimated solely for the purpose of determining the amount of the registration fee in accordance with Rule 457(o) under the Securities Act.
(4)	US$14,816 was prevously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities nor does it seek offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MARCH 14, 2014

PRELIMINARY PROSPECTUS

3,442,000 American Depositary Shares

China Mobile Games and Entertainment Group Limited

Representing 48,188,000 Class A Ordinary Shares

We are offering 3,442,000 American Depositary Shares, or ADSs. Each ADS represents 14 Class A ordinary shares, par value US$0.001 per ordinary share.

Our ADSs are listed on the Nasdaq Global Market, under the symbol “CMGE.” The last reported sale price of our ADSs on March 13, 2014 was US$29.06 per ADS.

We are an “emerging growth company” under applicable U.S. federal securities laws and are eligible for reduced public company reporting requirements. VODone Limited is our controlling shareholder and, upon completion of this offering, will hold 43.1% of the combined total of our outstanding Class A and Class B ordinary shares, and control of 78.4% of the voting power of the combined total of our outstanding Class A and Class B ordinary shares, assuming the underwriters do not exercise their over-allotment option in full. We are therefore a “controlled company,” as defined under Marketplace Rule 5615(c) of the Nasdaq Global Market.

Investing in our ADSs involves a high degree of risk. See “Risk Factors” beginning on page 17.

PRICE US$             PER ADS

	Price to public	Underwriting discounts and commissions	Proceeds to the Company
Per ADS
Total

We have granted to the underwriters an option, exercisable within 30 days from the date of this prospectus, to purchase up to an aggregate of 516,300 additional ADSs.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ADSs to purchasers on                     , 2014.

Joint Bookrunners

Credit Suisse

Barclays	Jefferies	Nomura

Co-Manager

Brean Capital

The date of this prospectus is                      , 2014

i

CONVENTIONS WHICH APPLY TO THIS PROSPECTUS

You should read this prospectus and any prospectus supplement together with the additional information described under the heading “Where You Can Find More Information About Us” and “Incorporation of Documents by Reference.”

In this prospectus, unless otherwise indicated or unless the context otherwise requires:

•	“ADRs” refers to the American depository receipts, which, if issued, evidence our ADSs;

•	“ADSs” refers to our American depositary shares, each of which represents 14 Class A ordinary shares;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this prospectus, Taiwan, Hong Kong and Macau;

•	“CMGE” refers to China Mobile Games and Entertainment Group Limited;

•	“RMB” or “Renminbi” refers to the legal currency of China, and “$” or “U.S. dollars” refers to the legal currency of the United States;

•	“shares” or “ordinary shares” refers to our ordinary shares, including Class A and Class B ordinary shares, par value $0.001 per share;

•	“VIEs” refer to Guangzhou Yingzheng Information Technology Co., Ltd. and Shenzhen Lanyue Internet Technology Co., Ltd.;

•	“VODone” refers to VODone Limited, the controlling shareholder of the Company;

•	“WFOEs” refer Guangzhou Yitongtianxia Software Development Co., Ltd. and Huiyou Digital (Shenzhen) Ltd., our wholly foreign-owned enterprises; and

•	“we,” “us,” “our,” or “our company” refers to China Mobile Games and Entertainment Group Limited, its subsidiaries and consolidated entities, collectively.

Names of certain companies and games provided in this prospectus are translated or transliterated from their original Chinese legal names.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

For your convenience, this annual report contains translations of some Renminbi and U.S. dollar amounts at the rate of RMB6.0537 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2013.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them. This means that we can disclose important information to you by referring you to those documents. Each document incorporated by reference is current only as of the date of such document, and the incorporation by reference of such documents shall not create any implication that there has been no change in our affairs since the date thereof or that the information contained therein is current as of any time subsequent to its date. The information incorporated by reference is considered to be a part of this prospectus and should be read with the same care. When we update the information contained in documents that have been incorporated by reference by making future filings with the SEC, the information incorporated by reference in this prospectus is considered to be automatically updated and superseded. In other words, in the case of a conflict or inconsistency between information contained in this prospectus and information incorporated by reference into this prospectus, you should rely on the information contained in the document that was filed later.

We incorporate by reference the document listed below:

•	our annual report on Form 20-F for the year ended December 31, 2013 filed with the SEC on March 7, 2014.

In addition, all documents we file under Sections 13(a), 13(c) and 15(d) of the Exchange Act subsequent to the date hereof and before the termination of this offering, including current reports on Form 6-K that we file with the SEC prior to the termination of this offering that indicate they are being incorporated by reference into this prospectus, are incorporated by reference.

Unless expressly incorporated by reference, nothing in this prospectus shall be deemed to incorporate by reference information furnished to, but not filed with, the SEC. Copies of all documents incorporated by reference in this prospectus, other than exhibits to those documents unless such exhibits are specifically incorporated by reference in this prospectus, will be provided at no cost to each person, including any beneficial owner, who receives a copy of this prospectus on the written or oral request of that person made to:

China Mobile Games and Entertainment Group Limited

Block A, 15/F Huajian Building

233 Tianfu Road, Tianhe District

Guangzhou, PRC

Tel: (86) 20 8561-3455

You should rely only on the information that we incorporate by reference or provide in this prospectus. We have not authorized anyone to provide you with different information. We are not making any offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our ADSs discussed under “Risk Factors,” before deciding whether to buy our ADSs. This prospectus contains information from Analysys International, an independent market research firm, with respect to the industry in which we operate, including our market position in that industry.

Overview

We are the largest publisher and a leading developer of mobile games in China with integrated capabilities across the mobile game value chain. We have the largest market share of all mobile game publishers in China in 2013 based on gross billings,1 according to a February 2014 report published by Analysys International, or Analysys, an independent market research firm. Our market share reached 17.9% of gross billings generated by all mobile game publishers in China in 2013, according to Analysys. Our integrated capabilities include the development, licensing, publishing, distribution and operation of mobile games, primarily in China. Our expertise and scale of operations, both as a game publisher and game developer, differentiate us from our competitors. For the year ended December 31, 2013, we had 27.5 million paying users (as measured by the total number of paying user accounts and total subscriptions for game bundles), including 7.7 million paying users of social games.

We have a large portfolio of popular and high-grossing games. As of December 31, 2013, our game portfolio included 72 social games and 645 single-player games. In addition to our existing games, we have a strong pipeline of games with a variety of themes, cultural characteristics and features designed to appeal to a broad base of players. In 2014, we plan to launch 50 social games and 32 single-player games. We anticipate that 15 of the 50 social games and 3 of the 32 single-player games we plan to launch in 2014 will be developed internally.

In order to leverage the high quality of our game portfolio, we have established a multifaceted publishing platform. In particular, we cooperate with numerous business partners, including chipset manufacturers, handset companies, app stores, web platforms, advertisers and mobile network operators. This multifaceted publishing platform has made us an attractive option for game developers who seek to publish their games across multiple distribution channels and has allowed us to license a number of successful games from a broad base of mobile game developers.

Our vision and strategy have allowed us to achieve financial success, especially as we have made the transition from developing feature phone games to publishing and developing smartphone games. Our revenues in 2011, 2012 and 2013 were RMB243.5 million, RMB187.6 million and RMB353.0 million (US$58.3 million), respectively. Our net income in 2011 was RMB163.3 million, our net loss in 2012 was RMB14.5 million and our net income in 2013 was RMB26.8 million (US$4.4 million). Our non-GAAP net income, which excludes share-based compensation expenses, impairment of goodwill, impairment of intangible assets and listing expenses, was RMB164.2 million, RMB61.3 million and RMB43.4 million (US$7.2 million) for 2011, 2012 and 2013. See “Summary Consolidated Financial And Operating Data—Non-GAAP Financial Information” for important information about non-GAAP financial measures.

[1]	Gross billings of a company measure the total amount spent by the players on the games published by that company, which amount can be greater than the revenue derived by the company from its published games.

How We Create Value for Game Players

We are dedicated to publishing and developing fun games that players love. In order to achieve this goal we publish and develop games with the following characteristics:

•

Originality. We continuously seek innovative games to engage our players. We aggressively seek out original games developed by mobile game developers and also provide our game development team with the environment and resources to create popular games.

•

Adaptive. Our extensive engagement with our players provides large amounts of data that we analyze in order to predict and adapt to player preferences. For our social games, we publish games that encourage social interactions among players to enhance their game-playing experience.

•

High quality. Execution is critical to successfully bringing original game ideas to fruition. We develop mobile games primarily using our proprietary game engines and development methods, which allow us to create mobile games with consistent quality and system stability. Our in-depth experience operating a large portfolio of games allows us to minimize flaws in our games and provide players a smooth gaming experience.

How We Create Value for Game Developers

We offer game developers a number of distinct advantages in publishing their games through our publishing platform. In particular, we offer:

•	Valuable game optimization. We are able to leverage our deep game development experience to refine the games we license from third parties and enhance player’s enjoyment and increase monetization.

•

Game quality assurance and testing. Because of the large volume of games that we develop and license annually, we have a sophisticated testing system that we use to minimize game flaws before launch and ensure smooth operation.

•

Strong marketing and distribution capabilities. We offer game developers a broad array of channels to market and promote games. We have entered into long-standing relationships with chipset and handset manufacturers, app stores, web platforms and mobile network operators and also promote our games through events and cooperation with advertisers.

•

Stable software development kit, or SDK, and strong customer support. Our SDK allows us to support our licensed games and quickly connect our games to app stores and social networking websites as well as major payment gateways. Through continuing game upgrades, we are able to extend the life of our games and expand our player base. We also offer round-the-clock customer support to all of our game players.

Our Competitive Strengths

Largest mobile game publisher in China with proven development capabilities

We are China’s largest publisher of mobile games in terms of market share based on gross billings in 2013, according to Analysys. Our market share reached 17.9 % of gross billings generated by all mobile game publishers in China in 2013, according to Analysys. In addition, we believe we are a pioneer in the development of mobile games in China and are a leading game developer in China. Our proven development capabilities have allowed us to consistently introduce a number of innovative and popular games each year. Our ability to develop and license popular games has allowed us to attract a strong and growing player base. From December 31, 2011 to December 31, 2013, total paying users of our social games grew rapidly from 0.8 million to 7.7 million. With our leading position as both a publisher and developer of mobile games, we believe we are well-positioned to capture growth opportunities offered by the growing mobile game market in China and abroad.

Extensive portfolio of popular and profitable mobile games

We have one of the largest portfolios of mobile games in China with 717 titles, as of December 31, 2013, including 72 social games and 645 single-player games. Some of these games are among the most popular and profitable mobile games in China and have won national awards. For example, our self-developed social game, War Valley, has been awarded “Best Online Game” and “Top 10 Most Innovative Mobile Games.” In addition, our self-developed social card game, Joyful Da Ying Jia, has received the “Golden Apple Award” by Shang Fang Wang (sfw.cn), a leading industry website. Not only have our games achieved recognition in the industry, we believe they have also been well received by players. In particular, three of our games surpassed the RMB10 million/month gross billings milestone in 2013. Many of the games that we publish have been ranked in the top 10 in terms of total downloads on major app stores and gaming platforms, such as Qihoo360, 91.com and the Apple App Store.

Strong pipeline of licensed and self-developed games

In addition to our existing portfolio, we have a strong pipeline of licensed and self-developed games. In particular, in 2014 we plan to launch a total of 82 games, including 50 social games and 32 single-player games. We expect that approximately 64 of these games will be licensed from mobile game developers and 18 of these games will be self-developed. With respect to licensed games, we plan to launch Jinji De Fangta in 2014, which is a social tower defense game involving plunder, pirates and sea convoys. With respect to self-developed games, we have developed and made preparations to launch Shang Gu Dou Hun, a high quality role-playing game targeted towards serious mobile game users.

Proven abilities in identifying and optimizing promising games from mobile game developers

We review hundreds of titles annually and are highly selective in choosing the titles we publish from third parties. Our teams in Beijing, Shenzhen, Guangzhou, Chengdu and Shanghai specialize in identifying and selecting games based on their analysis of market trends and player preferences. We use our extensive experience and market research to help us anticipate supply and demand in different types of game contents and themes. Our strong, multifaceted publishing platform has made us an attractive option to game developers who feel that we are well-positioned to promote their games.

Once we successfully enter into an agreement to license a game, we refine the game using our in-depth game development experience. Our specialized game designers work with the developers of that game to improve graphics, storylines and operational integrity. We also use our sophisticated testing system to minimize game flaws before launch and to ensure smooth operation of the game. We believe that this process increases player enjoyment and ability to monetize our licensed games. As a result of our strong publication capabilities and ability to optimize third-party games, we have been able to enjoy first choice in selecting games that we feel have strong market potential.

Effective, multifaceted publishing platform

We believe we have established one of the most extensive sales and publishing platforms for mobile games in China. We have extensive experience in creating successful marketing, user acquisition and distribution strategies. To distribute and cross-promote our games, we cooperate with numerous business partners, including chipset manufacturers, handset companies, app stores, web platforms, advertisers and mobile network operators. We also promote our games through advertisers, conducting promotional events, Wifi providers and internet alliances. In particular, we have developed the following relationships and interfaces through which we promote our self-developed and licensed games.

•

Proprietary Game Center application. We publish our self-developed and licensed games through our Game Center application which is available to download for free from our website. Approximately 60 million games were downloaded through our Game Center application in 2013.

•

Chipset manufacturers and handset manufacturers and design houses. We have entered into strategic agreements with leading chipset manufacturers and handset manufacturers and design houses in China to pre-install our games and Game Center application. For example, Mediatek, the largest integrated circuit design company in Asia and one of the ten largest integrated circuit design companies in the world, pre-installs our Game Center application on its chipsets.

•	App stores and web platforms. We publish our games through some of the most visited websites and app stores in China, enabling us to tap into a large and diversified player base.

•

Mobile network operators. Our relationships with the major mobile network operators allow us to distribute our products on their network and platforms. For example, China Mobile has granted us the status of “Grade A Business Partner” and “Master Application Partner” and has also provided us access to fee-collection codes, which enables us to collect proceeds directly through China Mobile without having to use service providers as intermediaries.

Our extensive publishing platform reduces our dependence on any particular partner and also allows us to attract game developers who trust our ability to generate higher returns for their games than they would be able to obtain themselves or through other publishers.

Superior game experience, supported by strong operational abilities and sophisticated data analysis

We are able to offer players a superior game experience through our strong operational abilities. We have developed a flexible SDK that we leverage for the development, launch and operation of new games. Our SDK allows us to streamline each step along the game development lifecycle and quickly connect our games to app stores and social networking websites as well as major payment gateways. Once launched, we support the consistent and smooth operation of our games through our specialized technical staff that responds to, and resolves, any issues with our games that may arise. Our extensive engagement with our players and our large game portfolio provides large amounts of data that we analyze using our specially-developed processes and algorithms. We use this data, in addition to market research, to enhance our games by designing new features and quickly developing or licensing mobile games that cater to the latest user preferences. We also use this data to cross-promote our games. We believe that combining data analytics with strong operational abilities enables us to create a superior player experience and promote our games.

Experienced and visionary management team

We have an experienced management team that has successfully led our operations and the integration of our acquired businesses and assets. Mr. Ken Jian Xiao, our chief executive officer, is a well-known figure in the mobile game industry and has extensive industry experience. Our board and senior management bring together a complementary and diverse mix of backgrounds with a combined total of more than 60 years of experience in the mobile game industry. We believe our management team’s industry experience and vision have contributed to our leading position. Our management team will continue to lead us in capturing market opportunities and ensuring our strong and sustainable growth. Our management team helps us to maintain our focus on players and foster a culture of bold innovation supported by methodical data analysis.

Our Strategies

Continue to expand and enhance our game portfolio

We seek to further enhance and expand our comprehensive game portfolio to cater to all major mobile device market segments and player demographics. In order to expand our game portfolio, we plan to leverage our knowledge of player preferences to develop and license popular games, aggressively seek out games with unexploited revenue potential and localize games that have been successful in overseas markets to suit the preferences of players in China.

Further grow our player base and monetization capabilities

We plan to continue our monetization efforts by further refining our existing games. For example, we plan to provide additional in-game features such as new levels, story developments, characters and in-game items and refine the pricing of our in-game items. We also plan to increase the cross-promotion of our games to our existing players by providing them tailored suggestions of other games that they may be interested in. Finally, we plan on improving payment convenience and flexibility by utilizing emerging payment methods. We believe that these and other initiatives will allow us to increase stickiness and player satisfaction which will lead to a higher average revenue per paying user, or ARPU, and paying user conversion rate.

Expand our international presence to enhance reach and profitability

We will continue to pursue our successful strategy of identifying popular games and adapting them for use outside China. Though in its early stages, this international strategy has proven to be successful. For example, for a period of time in December 2013, War Valley was ranked as the number one mobile game on T-Store, which is a popular app store in Korea, in terms of downloads. We also plan on establishing offices in Taiwan, Korea and Japan to assist in our international expansion efforts. When localizing our games for overseas markets, we will continue to efficiently re-package our games not only in the local language, but also with features and enhancements that cater to the local culture, preferences and market demands. We intend to market our more popular and successful games overseas in areas where we feel they will be well-received and be financially successful. We believe our international expansion plan provides a cost-effective way for us to increase the reach of our mobile games and create new revenue streams.

Continue to innovate and expand our publishing platform

In addition to expanding our relationships with chipset manufacturers, handset developers and our other publishing partners, we plan to expand our publishing platform through technological innovation. For example, we are currently beta testing a new platform, 51PK.com, that will allow players of combat games to interact using a number of different devices, such as smartphones, tablet computers and smart TVs. This platform will create a virtual “hang-out” feature patterned after traditional game arcades where players can converse and compete. In connection with this platform, we are developing a solution to mitigate network delays in China that have hampered the success of multiple player combat games in the past. We strive to create a comprehensive game platform where players can download our games without going through third-party intermediaries. We believe that the combination of technological innovation and the organic development of online communities will help us create such a platform and maintain our leading edge in the market.

Promote our brand and name recognition

We plan to further promote and enhance our brand recognition among players and to build user trust in the quality of our games and customer services. To attract developers and publishing partners, we plan to continue advertising in industry publications and attending industry conferences such as China Joy and the Global Mobile Internet Conference. To attract players, we plan to increase our brand recognition through the efforts of our dedicated sales team which consists of more than 200 employees with experience in some of the leading internet and technology companies in China. We also plan to market our brand and games through media outlets and microblog services such as Sina Weibo, WeChat and occasionally through celebrity endorsements and events.

Pursue strategic acquisitions and partnerships

In order to increase our market share in China’s highly fragmented mobile game industry, we intend to continue selectively acquiring complementary mobile game businesses, particularly game development teams in China. We believe such acquisitions will help broaden our game formats, expand our research and development capabilities and allow us access to other valuable resources. We expect to realize synergies through sharing distribution channels, sales networks, technical know-how and management resources. In addition, to capture the interest and imagination of our players, we seek to further expand our cooperation with popular brands and media companies to develop mobile games based on popular franchises, stories and characters.

Our Industry

China has experienced, and is expected to continue to experience, solid growth in the mobile game market. According to Analysys, the total market size of mobile games in China reached RMB12.1 billion in 2013, representing a CAGR of 54.3% from RMB3.3 billion in 2010, and is expected to grow at a CAGR of 52.3% from 2013 to 2016 to reach RMB42.7 billion in 2016. Key growth drivers for the mobile game industry in China include:

•

Sustained economic growth and increasing disposable income. China has experienced significant economic growth over the last decade. As a result of large-scale urbanization, per capita disposable income of urban households has grown from RMB17,175 in 2009 to RMB26,955 in 2013, according to the National Bureau of Statistics of China.

•

Increasing mobile internet, smartphone and tablet penetration. As it becomes more affordable and easier to access the internet via mobile devices, the universe of internet users is undergoing a migration from traditional desktop personal computers to mobile internet. Driven by increasing affordability and improved functionality of smartphones, according to Analysys, the number of smartphone users has reached approximately 480 million in 2013, and is expected to grow to approximately 800 million in 2016. In addition, as tablet devices continue to develop and offer more comprehensive functionalities similar to those of personal computers, an increasing population of internet users is expected to use tablets instead of personal computers at home for both entertainment and business purposes, leading to an increase in time spent on mobile devices. According to Analysys, the number of tablet users has reached approximately 57 million in 2013, and is expected to grow to approximately 203 million in 2016.

•

Maturity of payment channels. Payment for mobile games and other value-added services in China have become more transparent, reliable and widely-accepted. Players have a variety of payment options for mobile value-added services, including through mobile network operation channels and payment channels such as Alipay, Unionpay, as well as bank cards and prepaid cards.

•

Increased accessibility of data network connections. The continuous development of the data network infrastructure and reduced data streaming fees have enabled fast, easy and affordable mobile access to the internet through data network connections including 3G and Wifi networks. The emergence of 4G LTE networks is expected to further enhance connectivity for mobile devices in China. Moreover, as fast and easy access to mobile internet becomes available, the social network effect of mobile internet will continue to drive user engagement on mobile devices through social networks, social mobile games and other social functionalities on mobile devices.

China’s Mobile Game Ecosystem

Key players that form China’s mobile game ecosystem include:

•	Mobile game developers: Mobile game developers design and develop mobile games. They either publish these self-developed games through distribution channels or license them to mobile game publishers;

•

Mobile game publishers: Mobile game publishers license games created by third-party mobile game developers. Mobile game publishers may also provide additional value-added service such as enhancing the game to optimize player preferences, marketing and promotional campaigns, operation and data analysis of user behavior;

•	Distribution platforms: Mobile game publishers promote games through various distribution channels and mobile game portals, as well as through pre-installation on mobile devices; and

•	Payment channels: Payment channels facilitate the collection and transfer of payments for mobile games, in game purchases and other value-added services.

Risks Associated with Our Business

Our ability to realize our business objectives and execute our strategies is subject to many risks and uncertainties, including those relating to our ability to:

•	attract new players;

•	retain existing players;

•	license new games;

•	develop new games;

•	maintain and expand distribution channels; and

•	expand our publishing platform and brand image.

We also face other challenges, risks and uncertainties that may materially affect our business, financial condition, results of operations and prospects. You should consider the risks discussed in “Risk Factors” and elsewhere in this prospectus before investing in our ADSs. In addition, we face risks and uncertainties related to our compliance with applicable PRC regulations and policies, particularly those risks and uncertainties associated with our control over our VIEs through which we conduct a significant portion of our business activities, which is based on contractual arrangements rather than equity ownership. See “Risk Factors—Risks Related to Our Corporate Structure.”

Corporate Structure

The following diagram illustrates our corporate structure, including our significant subsidiaries and VIEs, as of the date of this prospectus:

Corporate Information

Our principal executive office is located at Block A, 15/F Huajian Building, 233 Tianfu Road, Tianhe District, Guangzhou, PRC. Our telephone number is (86) 20 8561-3455. Our registered address in the Cayman Islands is located at the offices of Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands. Our agent for service of process in the United States is Corporation Service Company, 1180 Avenue of the Americas, Suite 210, New York, New York 10036-8401.

Investors should contact us for any inquiries through the address and telephone number of our principal executive offices. Our corporate website address is www.cmge.com. The information contained on our website is not a part of this prospectus.

THE OFFERING

Offering price	US$

ADSs offered	3,442,000 ADSs (or 3,958,300 ADSs if the underwriters exercise their over-allotment option in full)

ADSs outstanding immediately after this offering	13,823,871 ADSs (or 14,340,171 ADSs if the underwriters exercise their over-allotment option in full)

Ordinary shares outstanding immediately after this offering	a total of 440,442,315 Class A and Class B ordinary shares (or a total of 447,670,515 Class A and Class B ordinary shares if the underwriters exercise their over-allotment option in full)

The ADSs	Each ADS represents 14 Class A ordinary shares, par value US$0.001 per share.

The depositary will hold the ordinary shares underlying your ADSs. You will have rights as provided in the deposit agreement. If we declare dividends on our ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our ordinary shares, after deducting its fees and expenses in accordance with the terms set forth in the deposit agreement unless the depositary determines in its discretion that it is impractical or unlawful to make a distribution available to any ADS holder.

As an ADS holder, you will not have any shareholder rights and your rights will be limited to those of an ADS holder, according to the deposit agreement. In addition, as an ADS holder, you will not be able to directly exercise your right to vote with respect to the underlying shares and you must vote by giving the depositary voting instructions. Neither the depositary nor its agents are responsible for any failure to carry out any voting instructions. There is no guarantee that you will receive voting materials in time to instruct the depositary to vote and it is possible that you will not have the opportunity to exercise a right to vote.

You may turn in your ADSs to the depositary in exchange for ordinary shares. The depositary will charge you fees for any exchange.

We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the “Description of American Depositary Shares” section of this prospectus. You should also read the deposit agreement, which was filed as an exhibit to our registration statement on the Form F-6 filed on August 24, 2012.

Over-allotment option	We have granted to the underwriters an option, exercisable within 30 days from the date of this prospectus, to purchase up to an aggregate of 516,300 additional ADSs.

Use of proceeds	We plan to use the net proceeds of this offering primarily for general corporate purposes, which may include investment in game development, acquisition of game licensing, acquisition of intellectual properties, overseas expansion, and working capital. We may also use a portion of these proceeds for the acquisition of, or investment in, game studios or businesses that complement our business, although we have no present commitments or agreements to enter into any acquisitions or investments.

Lock-up	We, our directors, executive officers, and certain principal shareholders have agreed with the underwriters not to sell, transfer or otherwise dispose of any of our ordinary shares or ADSs representing our ordinary shares for 90 days after the date of this prospectus. See “Underwriting.”

Nasdaq Global Market symbol	CMGE

Payment and settlement	The underwriters expect to deliver the ADSs against payment therefor through the facilities of the Depository Trust Company on , 2014.

Depositary	The Bank of New York Mellon

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of risks you should carefully consider before investing in the ADSs.

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

You should read the following information in conjunction with our annual report on Form 20-F for the year ended December 31, 2013, and our consolidated financial statements and related notes included in this prospectus. The following summary consolidated financial information has been derived from our consolidated financial statements included elsewhere or incorporated by reference in this prospectus.

Our summary consolidated statements of comprehensive income data for the years ended December 31, 2011, 2012 and 2013, and our summary consolidated balance sheet data as of December 31, 2012 and 2013 have been derived from our audited consolidated financial statements for the relevant periods included in this prospectus. Our historical results do not necessarily indicate our results expected for any future periods.

Summary Consolidated Statements of Comprehensive Income Data

	For the Year Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
	(in thousands except for share and per share information)
Net revenues
Games	204,794	172,185	319,218	52,731
Handset design	38,694	15,408	33,789	5,582

Total net revenues	243,488	187,593	353,007	58,313

Cost of revenues
Games	(79,311)	(74,878)	(124,506)	(20,567)
Handset design	(29,037)	(16,852)	(31,491)	(5,202)

Total cost of revenues	(108,348)	(91,730)	(155,997)	(25,769)

Gross profit
Games	125,483	97,307	194,712	32,164
Handset design	9,657	(1,444)	2,298	380

Total gross profit	135,140	95,863	197,010	32,544

Operating expenses
Selling expenses	(7,561)	(15,838)	(110,954)	(18,328)
General and administrative expenses	(16,263)	(35,633)	(55,925)	(9,238)
Research and development expenses	(24,566)	(35,071)	(54,294)	(8,969)
Impairment of goodwill	—	(33,517)	—	—
Impairment of intangible assets	—	(10,910)	(2,613)	(432)
Listing expenses	—	(17,307)	—	—

Total operating expenses	(48,390)	(148,276)	(223,786)	(36,967)

	For the Year Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
	(in thousands except for share and per share information)
Operating income (loss)	86,750	(52,413)	(26,776)	(4,423)
Interest income	927	1,474	3,322	549
Other income, net	293	451	25,654	4,237
Changes in fair value of contingently returnable consideration assets	39,446	27,326	24,366	4,025

Income (loss) before income taxes and noncontrolling interests	127,416	(23,162)	26,566	4,388
Income tax benefit	35,927	8,689	197	33

Net income (loss)	163,343	(14,473)	26,763	4,421

Accretion of contingently redeemable ordinary Shares	—	(3,023)	(3,174)	(524)

Net income (loss) attributable to shareholders	163,343	(17,496)	23,589	3,897

Net income (loss) attributable to noncontrolling Interests	11,837	(135)	503	83
Net income (loss) attributable to China Mobile Games and Entertainment Group Limited’s ordinary shareholders	151,506	(17,361)	23,086	3,814

Other comprehensive (loss) income
Foreign currency translation adjustments	(278)	7	542	90

Other comprehensive (loss) income	(278)	7	542	90

Comprehensive income (loss)	163,065	(17,489)	24,131	3,987

Comprehensive income (loss) attributable to noncontrolling interests	11,908	(135)	451	74

Comprehensive income (loss) attributable to China Mobile Games and Entertainment Group Limited’s ordinary shareholders	151,157	(17,354)	23,680	3,913

Earnings (loss) per share for Class A and Class B ordinary shares:
Basic	0.62	(0.06)	0.07	0.01
Diluted	0.62	(0.06)	0.06	0.01
Weighted average number of Class A and Class B ordinary shares outstanding in computing basic earnings (loss) per share	244,594,415	302,853,059	319,576,830	319,576,830
Weighted average number of Class A and Class B ordinary shares outstanding in computing diluted earnings (loss) per share	244,594,415	302,853,059	333,580,269	333,580,269

Non-GAAP Financial Information

To supplement our financial results presented in accordance with U.S. GAAP, we use non-GAAP net income, which is adjusted from our net income (loss) based on U.S. GAAP to exclude: (1) share-based compensation expenses, (2) goodwill and intangible assets impairment loss, and (3) listing expenses. The non-GAAP financial information enables our management to assess our operating results without considering the impact of non-cash charges, including share-based compensation expense and impairment of good will and intangible assets, and non-recurring expenses, including listing expenses relating to our initial public offering.

Non-GAAP financial information is provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of our continuing operations and prospects for the future. Non-GAAP financial information should not be considered a substitute for or superior to U.S. GAAP results. In addition, calculations of this non-GAAP financial information may be different from calculations used by other companies, and therefore comparability may be limited.

The following table sets forth our non-GAAP net income and the reconciliation of our non-GAAP net income to our U.S. GAAP net income (loss) for the periods indicated:

	For the Year Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
	(in thousands)
U.S. GAAP net income (loss)	163,343	(14,473)	26,763	4,421
Share-based compensation expenses	815	14,075	14,020	2,316
Impairment of goodwill	—	33,517	—	—
Impairment of intangible assets	—	10,910	2,613	432
Listing expenses	—	17,307	—	—

Total non-GAAP adjustments	815	75,809	16,633	2,748

Non-GAAP net income	164,158	61,336	43,396	7,169

Summary Consolidated Balance Sheet Data

	As of December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	187,237	128,736	249,126	41,153
Total current assets	273,267	255,469	555,454	91,755
Total assets	950,430	897,194	1,253,124	207,000
Total current liabilities	111,278	26,050	128,608	21,243
Total liabilities	154,252	57,988	148,371	24,507
Total shareholders’ equity	796,178	762,348	1,027,076	169,662

Summary Operating Data

	For the Year Ended December 31,
	2011	2012	2013
Social Games
Number of games (as of the end of the period)	6	7	72
Total new registered users(1)	12,701,493	21,460,178	113,075,858
Total paying users(2)	809,407	303,613	7,686,498
Average revenue per paying user, or ARPU (in RMB)	26.39	108.48	28.88
Single-Player Games
Number of games (as of the end of the period)	135	175	215
Total paying users(3)	29,040,203	31,665,050	13,711,235
ARPU (in RMB)	4.58	3.56	4.31
Game Bundles
Number of games (as of the end of the period)	256	315	430
Total subscriptions(4)	9,584,497	5,906,564	6,141,868
Average revenue per subscription (in RMB)	4.64	4.50	5.12

(1)	Represents the number of new registered users (as measured by user accounts) registered to play our social games within the relevant period.
(2)	Represents the number of users (as measured by user accounts) that have purchased in-game items for the relevant period, adjusted to eliminate double-counting of the same users.
(3)	Represents (i) the number of users that have purchased in-game items for the relevant period, adjusted to eliminate double-counting of the same users, and (ii) the total number of games purchased through app stores.
(4)	Represents the total number of monthly subscriptions to our game bundles offered through mobile network operators. A user who pays two subscription fees during one month to subscribe to different game bundles would be counted as two subscriptions.

RISK FACTORS

An investment in our ADSs involves significant risks. You should carefully consider all of the information in this prospectus, including the risks and uncertainties described below, before making an investment in our ADSs. Any of the following risks could have a material adverse effect on our business, financial condition and results of operations. In any such case, the market price of our ADSs could decline, and you may lose all or part of your investment.

Risks Related to Our Business

Our new games may not be commercially successful and we may not be able to attract new players.

We cannot assure you that new games we license or develop will be commercially successful. You should not use the success of our existing games as an indication of the future commercial success of any of the games in our pipeline.

There are many factors that could adversely affect the popularity of our new games, including:

•	our ability to anticipate and adapt to future technology trends, new business models and changed game player preferences and requirements;

•	our ability to efficiently operate the game and resolve technical difficulties and player complaints;

•	our ability to plan and organize marketing and promotional activities; and

•	our ability to differentiate our new games from our existing games and other games offered by other companies.

In addition, though many new games are regularly introduced, only a relatively small number of “hit” titles accounts for a significant portion of total revenue for the industry. For example, in 2013, 35.0% of our revenue was derived from Joyful Da Ying Jia and other card and board games in our “Joyful” series. If we fail to launch new games according to our timetable or at all or if our new games are not commercially successful, our business prospects and results of operations would be materially and adversely affected and we may not be able to recover our game licensing or development costs, which can be significant.

Further, many of our new games, especially social games, require significant build-up periods during which players are first introduced to the games and the rise in popularity of some games can be slow, if it happens at all. Thus, if a game that we anticipate gaining acceptance by our players fails to do so, we may not be able to realize this failure until several months after the game has been released, and if we do not introduce additional games to maintain our player base, the failure of recently introduced games to gain popularity could affect our ability to retain existing or attract new players. Further, if a build-up period coincides with the inevitable phasing-out period of our older games, the result could be a decrease in the number of total paying users or total subscriptions as well as revenue during that period.

We may not be able to retain existing players.

In order to retain players and compete against our competitors, we must continue to invest significant resources in research and development to develop new products, improve existing products and enhance player experience. We may not be able to maintain our player base if our products and services do not meet the needs of our players or are not effectively or timely marketed. We cannot guarantee that our mobile games will continue to sustain their current level of popularity, and our players may lose interest in our games over time despite our efforts to improve and upgrade our mobile games. If we are not able to maintain or extend the commercial lifespan of our mobile games, our business, prospects, financial condition and results of operations may be materially and adversely affected. Also, we have from time to time received user complaints with regards to fee collection and technical problems, among others. If we are unable to address these and other complaints in a timely manner, we may lose existing players and become unable to attract new players. Any material decrease in our existing players that is not compensated by a corresponding increase in new players could materially and adversely affect our business, financial condition and results of operations.

We are dependent on our ability to license new games.

We license many of our mobile games, including some of our most popular games, from third parties. In 2012 and 2013, we derived 17.6% and 50.9% of our net revenues, respectively, from games that were licensed from third parties (including a small number of games that we purchased). Choosing which games to license requires a high degree of judgment and we cannot guarantee that the games we license will generate profit. The failure of a particular licensed game may result in a significant write-down or write-off of game licensing fees.

We must maintain good relationships with our licensors to ensure the continued smooth operation of our licensed games. Additionally, we depend upon our licensors to provide technical support necessary for the operation of the licensed games, as well as updates and expansion packs that help to sustain interest in a game. Moreover, certain marketing activities often require the consent of our licensors.

Our licenses may be terminated upon the occurrence of certain events, such as a material breach by us. While the licenses with game developers generally are for a term that covers the life of the game, we may want to extend a license upon its expiration but may not be able to do so on terms acceptable to us or at all. Our licensors may also demand new revenue-sharing terms that are unacceptable to us. Our ability to continue to license our games and to maintain good relationships with our licensors also affects our ability to license new games developed by the same licensors.

We are dependent on our ability to internally develop new games.

We must continue to successfully develop new games in-house to expand our game portfolio and introduce updates and expansion packs to extend the commercial lifespans of our games. Our ability to develop successful new games will largely depend on our ability to:

•	attract, retain and motivate talented game development personnel;

•	minimize launch delays and cost overruns in the development of new games;

•	effectively monetize mobile games without degrading the game experience for our players; and

•	effectively execute our game development plans.

In-house development requires a substantial initial investment prior to the launch of a game, as well as a significant commitment of future resources to produce updates and expansion packs. Our ability to introduce successful updates and expansion packs for our games will also depend on our ability to collect and analyze user behavior data and feedback from our online community in a timely manner and to effectively incorporate features into our updates and expansion packs to improve the variety and attractiveness of our virtual items. We cannot assure you that we will be able to collect and analyze player behavior data on a timely basis or that such data will accurately reflect player behavior.

We are dependent on relationships with chipset manufacturers and handset companies.

We work with a chipset manufacturers to pre-install our Game Center application and mobile games. For example, Mediatek Inc., or Mediatek, the largest integrated circuit company in Asia and one of the ten largest integrated circuit design companies in the world, pre-installed our Game Center application on its chipsets. The chipsets that have our pre-installed content are sent to handset companies who can choose to disable our content or allow it to remain available to end-users. We cannot guarantee that handset companies will allow our content to remain available for end-users.

We also rely directly on handset companies to pre-install our games and Game Center application on smartphones. We have direct agreements with many handset manufacturers and design houses, and these agreements are generally for terms of one year and generally contain automatic renewal provisions. These agreements usually do not prohibit handset companies from installing applications and content from other mobile game developers. We compete with other mobile game developers for limited space in chipsets or more prominent display of our games to players.

In addition, we have entered into an agreement with Shenzhen Hengdarui Technology Co., Ltd., or Hengdarui, to arrange the pre-installation of the Android version of our mobile games on the handsets produced or designed by handset companies and design houses that are Hengdarui’s customers. Pursuant to the cooperation agreement, payment to Hengdarui is determined by a profit-sharing formula, by reference to the number of activated accounts or the number of successful installations of our games from the app stores in the handsets.

Unfavorable changes to our relationship with chipset manufacturers, handset companies and Hengdarui could materially and adversely affect our prospects, financial conditions and results of operations.

Due to our reliance on chipset manufacturers and handset companies to install our games and Game Center application, any deterioration in our relationship with these companies, our failure to establish cooperation with additional companies, particularly those with a substantial market share or growth potential, or our failure to maintain a good relationship with these companies would result in a decrease in the number of handsets pre-installed with our game and Game Center application and adversely affect our market share.

We are dependent on relationships with app stores, web platforms and social networks.

We distribute our games through a number of app stores, web platforms and social networks, including Apple’s App Store, 91.com, Baidu, HiMarket, Qihoo 360, Google Play, d.cn, China Mobile’s app store, Sina Weibo mobile portal and UCWEB. These app stores, web platforms and social networks also serve as payment collection channels. App stores, web platforms and social networks have strong bargaining power in dealing with online game developers and operators like us. We are subject to the standard service terms and conditions of these app stores, web platforms and social networks with regard to the promotion, distribution, operation and payment methods for our online games. If any of these app stores, web platforms or social networks (i) goes out of business, (ii) discontinues its relationship with us due to any reason, such as our failure to comply with any laws or regulations in any jurisdiction where our games are offered, (iii) limits our access to its platforms, (iv) modifies its terms of services or other policies, (v) changes its fee structure, (vi) provides more favorable terms to our competitors or develop its own games, or (vii) is forced to cease the business relationship with us due to its lack of required license or permits or other regulatory compliance issues, our business could be adversely affected.

In addition, we have benefited from these platforms’ widely recognized brand names and large player bases. If any of these app stores, web platforms and social networks loses its market position or otherwise falls out of favor among players or other factors cause its player base to stop growing or shrink, of if any of them fails to perform its contractual obligations to us, we would need to identify alternative platforms for marketing, promoting and distributing our online games, which would consume substantial resources and may not be effective or available.

We are dependent on relationships with mobile network operators to distribute and promote our games.

We rely heavily on PRC mobile network operators, directly and indirectly, to distribute our products to our players. The mobile telecommunications business in China is highly concentrated, and major mobile network operators, such as China Mobile, may from time to time issue new policies or change their business practices, requesting or stating their preferences for certain actions to be taken by all mobile service providers using their networks. For example, in the past, China Mobile, the service provider for all of our game bundles, decided to decrease the number of pop-up advertisements broadcast to its users. This limited the promotion of our game bundles on China Mobile’s platform and resulted in a decline in total subscriptions for our game bundles, which adversely affected our business.

The PRC government may implement new policies or change existing policies regulating the mobile telecommunications business. Such new policies or changes may cause our revenues to decrease or our operating costs to increase. We cannot assure you that PRC mobile network operators or the PRC government will not introduce additional requirements with respect to the procedures for ordering monthly subscriptions or single-transaction downloads of our mobile games, notifications to users, the billing of users or other consumer-

protection measures or adopt other policies that may require significant changes in the way we promote and sell our mobile games, any of which could have a material adverse effect on our financial condition and results of operations.

We are dependent on relationships with mobile network operators and mobile service providers to receive payment.

We have entered into agreements with mobile service providers for proceeds collection, and these service providers in turn contract with mobile network operators, such as China Mobile and China Telecom, who provide billing and collection services. During 2011, 2012 and 2013, 39.3%, 40.6% and 22.2%, respectively, of our mobile phone game revenues were collected through our top ten mobile service providers, the top three of which were Shenzhen Huayahexun Technology Co., Ltd., Beijing Shidai Xunda Technology Co., Ltd. and Shenzhen Zhongxuntiancheng Technology Co., Ltd. during 2011, Guizhou Shanzi Information Technology Ltd., Shenzhen Givoe Technology Co., Ltd. and Beijing Leitingwanjun Network Technology Co. Ltd. during 2012, and Shenzhen Weiqite Technology Co., Ltd., Guangzhou Yicheng Computer Technology Co., Ltd. and Nanjing Zhuoxunfeng Information Consulting Co., Ltd. during 2013. The concentration of our sales through one or a few large mobile service providers and China’s dominant mobile network operators could lead to a short-term disruption in our sales if one or more of them were to reduce its offerings or cease offering our products. Such concentration also makes us more vulnerable to collection risks should one or more of these providers or operators become unable or unwilling to share the proceeds it receives with us. Also, China Mobile places content providers, including us, into different preference classes based on a series of criteria, including game performance, customer satisfaction, responsiveness and technical support, among others. Further, we have in the past been reclassified by China Mobile due to user complaints, and we may be subject to downgrades in the future. Our operations and business could be harmed if our relationships with one or more of these mobile network operators and mobile service providers deteriorates, or if one or more of the key mobile service providers experience deterioration in their business or experiences an increase in non-payment from users, or there is any disruption in the relationship between any of these mobile service providers and mobile network operators. In addition, we rely on some mobile network operators to distribute and promote certain of our games and changes in how they distribute or promote our games could have a material and adverse effect on our results of operations and financial condition.

Furthermore, we depend on mobile network operators directly and indirectly to maintain accurate records of payments of sales proceeds by users and to collect such payments. We receive periodic statements from mobile network operators and mobile service providers that indicate the aggregate amount of fees that were charged to users for purchases of mobile game products. Our mobile service providers usually generate their periodic statements to us based on the periodic statements they receive from the mobile network operators. We generally offer mobile network operators and service providers credit terms ranging from 30 to 60 days. Receivables from China Mobile in terms of accounts receivable balances accounted for 15.2%, 8.0% and 28.0% of our total trade receivables as of December 31, 2011, 2012, and 2013, respectively. Receivables from our top ten mobile service providers in terms of accounts receivable balances accounted for 48.9%, 71.1% and 9.8% of our total trade receivables as of December 31, 2011, 2012, and 2013, respectively. Failure to timely collect our receivables from mobile network operators or mobile service providers may adversely affect our cash flows. In addition, if the mobile network operators or mobile service providers demand increase to their share of revenues under our revenue-sharing arrangement, our results of operation may be materially and adversely affected.

We may not be successful in effectively promoting or developing our brands.

Enhancing the awareness of our mobile game brands among players is a part of our growth strategy. We believe our future success depends on, among other things, market recognition and acceptance of, as well as our ability to promote, our CMGE brand. We market our mobile games and promote our brands through advertising and promotional programs such as online advertising. Our ability to sell our products and enhance recognition of our brands depends in part upon the success of these programs. There is no assurance that we will be able to effectively promote or develop our brand and if we fail to do so, our growth may be adversely affected. In addition, negative publicity or disputes regarding our brands, offerings, company or management could materially and adversely affect public perception of our brands. Many of the factors that affect our brands may be outside our control, such as industry participants, including handset companies and content providers working with us, tainting our brand because of the concern over the quality of such industry participants’ products and services. Any impact on our ability to effectively promote our brands or any significant damage to our brands’ image could materially and adversely affect our sales, profits and prospects.

Our efforts to expand our proprietary publishing platform may not be successful.

A component of our growth strategy is to create a comprehensive gaming platform where players can download our games without going through third-party intermediaries. In furtherance of this strategy, we have developed our Game Center application through which we publish our self-developed and licensed games for Android-based smartphones. Our Game Center application and our games are also available for download on various websites that we operate. We cannot guarantee that we will be successful in developing or expanding our proprietary publishing platform and players may choose to download games from other, more established publishing platforms.

Our limited operating history makes it difficult to evaluate our future prospects and results of operations.

We have a limited operating history under our current business model upon which to evaluate the viability and sustainability of our business. CMGE was incorporated in the Cayman Islands as an exempted limited liability company on January 20, 2011 by VODone as its wholly-owned subsidiary. Our business was formed through three separate acquisitions undertaken by VODone in 2009 and 2010 and was operated by VODone through various subsidiaries and our variable interest entity, or VIE, until our reorganization effective August 23, 2011. We have also recently undergone two major shifts in our business model and the source of our revenue. For example:

•	in 2012, 30.6% of our revenue was derived from smartphone games whereas in 2013, 79.9% of our revenue was derived from smartphone games; and

•	in 2012, 17.6% of our revenue was derived from social games whereas in 2013, 62.9% of our revenue was derived from social games.

Accordingly, you should consider our future prospects in light of the risks and uncertainties experienced by early stage companies in evolving industries, such as the mobile game industry in China, and companies that have been formed through the combination of previously separate businesses. Some of these risks and uncertainties relate to our ability to:

•	maintain and extend our position as the leading mobile game publisher in China;

•	continue to offer new and creative mobile games to attract and retain a larger player base and increase user activity;

•	maintain and expand our distribution network; and

•	upgrade our technology and infrastructure to support increased traffic and expanded offerings of products and services.

If we are unsuccessful in addressing any of these risks and uncertainties, our business may be materially and adversely affected.

We generate a majority of our revenues from sales of virtual items. If we are unable to effectively market and price these virtual items, or if this business model ceases to be commercially successful, our results of operations, financial condition and business prospects could be materially and adversely affected.

Aside from game bundles, the majority of our games are free to play, and we generate a majority of our revenues from sales of virtual items, including virtual tokens and other virtual items. By allowing players to play our games without initial costs, this business model enables us to quickly attract new players to experience our games and then gradually develop their interest in purchasing our virtual items. However, the success of this business model largely depends upon whether we can attract game players to play our games and whether we can successfully encourage more players to purchase virtual items and more paying players to increase their in-game purchases. It is possible that we may not be able to market and price our virtual items effectively, or we might fail to accurately identify and introduce new and popular virtual items or price them properly. In addition, this business model may cease to be commercially successful. There is no assurance that a sufficiently broad base of game players will continue to accept this model or that a new, competing business model will not emerge. If we fail to continue to monetize our player base through sales of in-game virtual items, our business, financial condition and prospects may be materially and adversely affected.

We may face increasing competition, which could reduce our market share and materially and adversely affect our results of operations.

The mobile game industry in China is highly competitive with low barriers to entry and we expect more companies to enter this industry and a wider range of games to be introduced. The industry is characterized by the frequent introduction of new products and services, short product life cycles, evolving industry standards, rapid adoption of technological and product advancements, as well as price sensitivity on the part of players. In China, we compete directly with:

•	other mobile game publishers;

•	other mobile game developers; and

•	large China-based Internet companies that may develop and operate their own mobile games.

Some of our games are made available to players in countries outside of China through our cooperation with mobile network operators abroad, handset companies in China and various app stores. Our mobile game products offered internationally are also subject to intense competition. In addition, we face competition from other media formats and mobile applications and content, such as Internet-based games, mobile music, mobile books and social network services.

Some of our existing and potential competitors have significantly greater financial, technological and marketing resources and stronger relationships with industry participants than we do. Some of our competitors or potential competitors, especially major international mobile game developers, have greater mobile game development experience and resources than we have. If there are new entrants in the market or intensified competition among existing competitors, we may have to provide more incentives to industry participants, such as distributors and agents, which could adversely affect our profitability. If we fail to compete effectively, our market share could decrease and our results of operations could be materially and adversely affected.

Our ability to generate revenues could suffer if the PRC market for mobile games does not develop as anticipated.

The mobile games market in China has evolved rapidly in recent years, with developments such as the introduction of new business models, the development of user preferences, the increasing popularity of smartphones over feature phones, market entry by new competitors and the adoption of new strategies by existing competitors. We expect each of these trends to continue, and we must continue to adapt our strategy to successfully compete in our market. There are numerous other technologies and business models in varying stages of development, such as portable tablet computers, netbooks or other mobile Internet handsets involving fourth generation mobile technologies, which could render certain current technologies or applications obsolete. Accordingly, it is extremely difficult to accurately predict user acceptance and demand for our various existing and potential new offerings, and the future size, composition and growth of this market. Furthermore, given the limited history and rapidly evolving nature of our market, we cannot predict the price that players will be willing to pay for our mobile games or whether players will have concerns over security, reliability, cost and quality of service associated with mobile games. If acceptance of our mobile games is different than anticipated, our ability to maintain or increase our revenues and profits could be materially and adversely affected.

As social games are expected to account for a large portion of our revenues, any adverse developments relating to such content may adversely affect our results of operations.

We anticipate that revenue generated from our social games will continue to account for a large portion of our revenues in the foreseeable future. We are enhancing our efforts in developing and marketing social games because of the expected growth of the social game market. Accordingly, any of the following could materially and adversely affect our business, financial condition and results of operations:

•	any reduction in or failure to grow the player base of the existing social games;

•	any decrease in popularity of the existing social games in the market or any decrease in their purchases due to intensifying competition or other factors;

•	any failure to make quality upgrades, enhancements or improvements to social games in a timely manner in response to user preferences;

•	any failure of our games to reach a critical mass of players to become popular;

•	any failure to develop and launch new social games that appeal to players;

•	any failure to efficiently operate social games and provide effective customer service;

•	any failure to comply with regulatory requirements with respect to social games; or

•	any breach of related software security, prolonged server interruption due to network failures, hacking activities or other factors or any other adverse developments relating to social games.

In addition, we currently derive the majority of our revenue from social games even though the number of social games in our portfolio is far less than the number of single-player games. As we shift to licensing and developing a smaller number of higher revenue-generative games, we are exposed to concentration risks in the event that certain of these social games are not successful.

Our strategy of acquiring and investing in complementary businesses, assets and technologies may result in operating difficulties, dilution to our investors and other negative consequences.

As part of our business strategy, we have successfully acquired, and intend to continue to selectively acquire and invest in, businesses, assets and technologies that complement our existing business, including (i) acquisitions of companies, businesses, intellectual property rights, and other assets, (ii) minority investments in strategic partners, and (iii) investments in new interactive mobile game businesses. Acquisitions and investments involve uncertainties and risks, including:

•	accurately evaluating potential acquisition targets and identifying acquisition targets with operations complementary to our existing operations;

•	potential ongoing financial obligations and unforeseen or hidden liabilities;

•	retaining key employees and maintaining the key business relationships with players of the businesses we acquire;

•	failure to achieve the intended objectives, benefits or revenue enhancement;

•	costs and difficulties of integrating acquired businesses and managing a larger business;

•	the need to integrate an acquired company’s accounting, management information, human resource and other administrative systems to permit effective management and timely reporting;

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the possibility that, before the acquisition or investment, we will not discover important facts during due diligence that could have a material adverse impact on the value of the businesses we acquire or invest in;

•	significant accounting charges resulting from the completion and integration of a sizeable acquisition and increased capital expenditures;

•	the possibility that a change of control of a company we acquire triggers a termination of contractual or intellectual property rights important to the operation of its business; and

•	diversion of resources and management attention.

Our failure to address these risks successfully may have a material adverse effect on our financial condition and results of operations. In addition, any such acquisition or investment may require a significant amount of capital investment, which would decrease the amount of cash available for working capital or capital expenditures. Furthermore, if we use our equity securities to pay for acquisitions, we may dilute the value of the ADSs and the underlying Class A ordinary shares. Our shareholders may not have the opportunity to review, vote on or evaluate future acquisitions or investments. If we borrow funds to finance acquisitions, such debt instruments may contain restrictive covenants that could, among other things, restrict us from distributing dividends.

Our failure to anticipate or successfully implement new technologies could render our mobile games uncompetitive or obsolete, and reduce our revenues and market share.

The mobile applications industry is subject to rapid technological change, which requires us to anticipate well in advance, which technologies we must implement and take advantage of in order to make our mobile game products competitive in the market. We also need to invest significant financial resources in research and development to keep pace with technological advances in order to make our technologies, product offerings and development capabilities competitive in the market. However, development activities are inherently uncertain, and we might encounter practical difficulties in commercializing our development results. Our expenditures on research and development may not generate commensurate benefits. Given the fast pace with which mobile games technology has been and will continue to develop, we may not be able to timely improve our technologies in an efficient and cost-effective manner, or at all. New technologies in our industry could render the technologies and product offerings that we are developing or expect to develop in the future obsolete or uncompetitive, thereby potentially resulting in a decline in our revenues and market share.

Undetected programming errors or flaws in our mobile game products could harm our reputation or decrease market acceptance of our products.

Our mobile games are subject to frequent improvement and updates and may contain errors or flaws that may become apparent only after the updated applications are accessed by mobile users, particularly as we launch new updates under tight time constraints. From time to time, our players may inform us of programming flaws affecting their experience, and we are generally able to resolve such flaws promptly. However, if for any reason, programming errors or flaws are not resolved in a timely fashion, we may lose some of our players and our revenues will be affected negatively, and our reputation and market acceptance of our mobile games may also be harmed. In addition, the PRC government has promulgated rules and regulations targeting mobile service providers that charge for applications and other content without user consent. If a programming error or flaw in our products inadvertently charges players without consent, we may be subject to administrative penalties and fines.

Network interruptions caused by system failures or other internal or external factors may lead to player attrition and revenue reduction and harm our business and reputation.

Any failure to maintain the satisfactory performance, reliability, security and availability of our network and computer infrastructure may cause significant harm to our reputation and our ability to attract and maintain players. We have experienced server interruption lasting from several minutes to a few hours. Any server interruptions, break-downs or system failures, including failures which may be attributable to events within or outside our control that could result in a sustained shutdown of all or a material portion of our services, could adversely impact our ability to service our players and lead to player attrition and revenue reduction. Our network systems are also vulnerable to damage from computer viruses, fire, flood, earthquake, power loss, telecommunications failures, computer hacking and similar events.

The growth of our business may be adversely affected due to breaches of our security measures and unintended disclosures of our intellectual property or our customer data.

As we conduct our business on mobile handsets only, we are collecting and storing an increasing amount of customer data. We rely on proprietary encryption and authentication technology to provide the security and authentication necessary to effect secure transmission of confidential user information, such as user names and passwords. It is possible that our security controls over customer data may not prevent the improper disclosure of personal information. A party who is able to circumvent these security measures could misappropriate proprietary information or cause interruptions in our operations. A security breach that leads to disclosure of customer account information (including mobile numbers or other personal information) could harm our reputation and subject us to liability under laws that protect personal data, resulting in increased costs or loss of revenue. We may be required to expend significant capital and other resources to prevent such security breaches or to alleviate problems caused by such breaches. We may also lose current or potential players of our mobile games that require the collection of customer data because of the perception that we cannot adequately protect our players’ privacy. Additionally, our business operation may be harmed by players’ concerns over playing games on their mobile phones. For instance, malware has been disguised as popular mobile games on Android devices. The malware will subscribe to the paid services without user’s consent thus resulting in fraudulent charges to players. Concerns over the security and privacy of user information may inhibit the wireless business generally, and our mobile games in particular. There can be no assurance that our security measures will prevent security breaches or that players’ interest in playing mobile games would continue if we experienced problems with malware. Failure to prevent security breaches or players’ concerns over mobile phone malware may have a material adverse effect on our business, prospects, financial condition and results of operations.

We could be liable for breaches of security of payment processing agents, which may have a material adverse effect on our reputation and business.

In addition to collection through China Mobile and mobile service providers, currently a large portion of our revenues is collected through payment processing agents, who help us collect sales proceeds through third-party payment channels such as prepaid cards and bank remittances. Although our payment processing agents have not historically collected a significant volume of sales proceeds, going forward, we plan to increasingly utilize these payment processing agents. In transactions utilizing third-party payment channels, secured transmission of confidential information, such as players’ card numbers and expiration dates, personal information and billing addresses, over wireless networks, the Internet and/or third-parties’ databases, is essential to maintain consumer confidence. We do not have control over the security measures of third-party payment channels and we cannot assure you that their security measures are adequate or will be adequate with the expected increased usage of their payment channels. Security breaches of these payment channels could expose us to litigation and possible liability for failure to secure customer transaction data and could harm our reputation and ability to attract players and encourage players to pay through these third-party payment channels.

Changes or adjustments we make to our existing or new games may not be well received by our game players.

As we develop new games or introduce updates and expansion packs to our existing games, we closely monitor our game players’ tastes and preferences and may introduce or change certain game features or game play styles to make our games more attractive. We cannot assure you that these changes or adjustments will be well received by our game players, who may decide not to play our new games or cease playing our existing games. As a result, any changes or adjustments we make to existing or new games may adversely impact our revenues and business prospects.

Our business is subject to the risks associated with international operations.

As of December 31, 2013, we operated two games in overseas jurisdiction, and plan to increase this number in the future. Expanding our business internationally exposes us to a number of risks, including:

•	fluctuations in currency exchange rates;

•	our ability to select the appropriate geographical regions for international expansion;

•	our ability to localize games and adapt them to local preferences;

•	protecting our intellectual property rights overseas and managing the related costs;

•	receiving payments from our games;

•	compliance with different legal regimes;

•	difficulty in identifying appropriate partners and establishing and maintaining good cooperation relationships with them;

•	difficulty in understanding local market and culture; and

•	increased costs associated with doing business in foreign jurisdictions.

These and other risks associated with international activities could also significantly affect our financial condition and operating results. Furthermore, we have implemented policies and procedures designed to facilitate compliance with laws and regulations in foreign jurisdictions applicable to us, but there can be no assurance that our employees, contractors, or agents will not violate such laws and regulations or our policies. Any such violations could individually or in the aggregate materially and adversely affect our financial condition or operating results.

We rely on a small portion of our total players for nearly all of our revenue.

Compared to all players who play our games in any period, only a small portion are paying players. During the year ended December 31, 2013, we had 113.1 million new registered users of social games but only 7.7 million paying users of social games. In order to sustain our revenue levels, we must attract, retain and increase the number of players or more effectively monetize our players. We must devote significant resources to retain our players’ interest in our games and attract them to our other games. If we fail to grow or sustain the number of our players, or if the rates at which we attract and retain players declines or if the average amount that our players pay declines, our business may not grow and our financial results will suffer.

Our success depends on the continuing and collaborative efforts of our management team and other key personnel, and our business may be harmed if we lose their services.

Our future success depends heavily upon the continuing services of our key management team. If one or more of our executives or other key personnel are unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, and our business may be disrupted and our financial condition and results of operations may be materially and adversely affected. Competition for management and key personnel is intense, the pool of qualified candidates is limited, and we may not be able to retain the services of our executives or key personnel, or attract and retain experienced executives or key personnel in the future. If any of our executives or other key personnel joins a competitor or forms a competing company, we may lose players, distributors, know-how and key personnel. Each of our executive officers and key employees has entered into an employment agreement with us that contains confidentiality provisions. If any disputes arise between any of our executives or key personnel and us, we cannot assure you the extent to which any of these agreements may be enforced.

We rely on highly skilled personnel. If we are unable to retain or motivate them or hire additional qualified personnel, we may not be able to grow effectively.

Our performance and future success depend on the talents and efforts of highly skilled individuals. We will need to continue to identify, hire, develop, motivate and retain highly skilled personnel for all areas of our organization. Competition in the mobile games industry for qualified employees is intense. Our continued ability to compete effectively depends on our ability to attract new employees and to retain and motivate our existing employees. As competition in the mobile games industry intensifies, it may be more difficult for us to hire, motivate and retain highly skilled personnel. While our game development engines help protect us from potential interruptions in our operations due to loss of development personnel, if we do not succeed in attracting additional highly skilled personnel or retaining or motivating our existing personnel, we may be unable to grow effectively.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We rely on a combination of copyright, trademark and trade secret laws, as well as nondisclosure agreements and other methods to protect our intellectual property rights. We have applied for the registration of the “Joygame” trademark in China. As of December 31, 2013, we had registered 30 copyrights with the State Copyright Bureau of the PRC, for software we developed or acquired from third parties. The protection of intellectual property rights in China may not be as effective as those in the United States or other countries. We have in the past discovered some players had illegally modified our games so that they could access our games for free. The steps we have taken may be inadequate to prevent the misappropriation of our technology or unauthorized use of our brands or products. Reverse engineering, unauthorized copying or other misappropriation of our technologies, or unauthorized access of our products could enable third parties to benefit from our technologies or products without compensating us. Moreover, unauthorized use of our technology could enable our competitors to offer products and services that are comparable to or better than ours, which could harm our business and competitive position. From time to time, we may have to enforce our intellectual property rights and brands through litigation. Such litigation may result in substantial costs and diversion of resources and management attention.

Third parties may claim that we infringe their proprietary rights, which could cause us to incur significant legal expenses and prevent us from promoting our products and services.

We have not received any claims that we have infringed the intellectual property rights of others, but may in the future receive such claims. Any such claim, with or without merit, could result in costly litigation and distract our management from day-to-day operations. If we fail to successfully defend against such claims, we could be required to make unavailable or redesign our mobile games, pay monetary amounts as damages, enter into royalty or licensing arrangements, or satisfy indemnification obligations that we have with some of our players. Any royalty or licensing arrangements that we may seek in such circumstances may not be available to us on commercially reasonable terms or at all. Also, if we acquire technology to include in our products from third parties, our exposure to infringement actions may increase because we must rely upon these third parties to verify the origin and ownership of such technology. This exposure to liability could result in disruptions to our business that could materially and adversely affect our operating results.

If we fail to maintain an effective system of internal control over financial reporting, we may lose investor confidence in the reliability of our financial statements.

We are subject to reporting obligations under U.S. securities laws. Section 404 of the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley, and related rules require a public company to include a management report on the company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, under Section 404(b) of Sarbanes-Oxley, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting beginning with our annual report on Form 20-F following the date on which we cease to qualify as an “emerging growth company” under the Securities Act, which may be up to five fiscal years following the date of the September 2012 listing of our ADSs.

In the preparation of the consolidated financial statements for the year ended December 31, 2013, we identified a material weakness in our internal control over financial reporting. The material weakness identified was identical to the one identified during the audit of our consolidated financial statements for the years ended December 31, 2010, 2011 and 2012. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of our company’s financial statements will not be prevented, or detected and corrected on a timely basis. Effective internal control over financial reporting is necessary for us to provide reliable financial reports, effectively prevent fraud and operate as a public company.

The material weakness relates to insufficient personnel with U.S. GAAP expertise in the preparation and review of the financial statements and related disclosures in accordance with U.S. GAAP and Securities and Exchange Commission, or SEC, requirements. We have taken initiatives to improve and will continue to strengthen our internal control over financial reporting and disclosure controls. For details on these initiatives, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Internal Control Over Financial Reporting.” However, the implementation of these initiatives may not fully address the material weakness in our internal control over financial reporting. In addition, the process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to employ significant resources to maintain a financial reporting system that satisfies our reporting obligations. Our failure to remediate the material weakness or our failure to discover and address any other material weaknesses or deficiencies may result in inaccuracies in our financial statements or delay the preparation of our financial statements. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of the ADSs, may be materially and adversely affected. Ineffective internal control over financial reporting could also expose us to increased risk of fraud or misappropriations of corporate assets and subject us to potential delisting from the stock exchange on which the ADSs are listed, regulatory investigations or civil or criminal sanctions.

If we are required to write down goodwill and other intangible assets, our financial condition and results may be materially and adversely affected.

When we acquire a business, a substantial portion of the purchase price of the acquisition is generally allocated to goodwill and other identifiable intangible assets. The amount of the purchase price that is allocated to goodwill is determined by the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assured of acquired businesses. As of December 31, 2013, goodwill represented RMB564.8 million (US$93.3 million), or 55.0% of our total shareholders’ equity, and other net intangible assets represented RMB86.9 million (US$14.4 million), or 8.5% of our total shareholders’ equity. Management performed impairment assessment annually and we recognized an impairment loss of nil in goodwill and RMB2.6 million (US$0.4 million) in intangible assets in 2013.

Under current accounting standards, if we determine that goodwill or intangible assets are further impaired, we will be required to write down the value of such assets and recognize corresponding impairment charges. We may make additional acquisitions in the future, and if we do so, goodwill and intangible assets may comprise a significant percentage of our shareholders’ equity. As such, any write-down related to such goodwill and intangible assets may adversely and materially affect our shareholders’ equity and financial results.

We may need additional capital, and we may be unable to obtain such capital in a timely manner or on acceptable terms, or at all.

To grow our business and remain competitive, we may require additional capital. Our ability to obtain additional capital is subject to a variety of uncertainties, including:

•	our future financial condition, results of operations and cash flows;

•	general market conditions for capital raising activities by companies offering Internet and mobile products and services; and

•	economic, political and other conditions in China and internationally.

We may be unable to obtain additional capital in a timely manner or on acceptable terms or at all. In addition, our future capital needs and other business reasons could require us to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity or equity-linked securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations or our ability to pay dividends to our shareholders.

We have limited insurance coverage which could expose us to significant costs and business disruption.

We maintain various insurance policies to safeguard against risks and unexpected events for our properties. However, as the insurance industry in China is still in an early stage of development, insurance companies in China currently offer limited business-related insurance products. We do not maintain business interruption insurance, key-man life insurance, or insurance policies for certain of our properties. Any disruption in our network infrastructure or business operations, litigation or natural disaster may result in our incurring substantial costs and the diversion of our resources. Our insurance coverage may not be sufficient to prevent us from any loss and there is no certainty that we will be able to successfully claim our losses under our current insurance policy on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.

Risks Related to Our Corporate Structure

As our largest shareholder, VODone controls the outcome of our shareholder actions, and may thereby limit our ability to undertake any corporate action that requires shareholder approval, such as obtaining additional financing or making acquisitions.

VODone holds, directly or indirectly, 48.3% of our outstanding ordinary shares, including all of our Class B ordinary shares, representing 81.8% of the voting power of our outstanding ordinary shares. Its shareholding gives it the power to pass ordinary resolutions, thereby giving VODone effective control over a majority of our corporate actions (including appointment of directors) and, for so long as it holds more than two-thirds of the voting power of our outstanding ordinary shares, to pass special resolutions, which are required to effect important corporate actions including removing directors, approving a merger, changing our name, amending our constitutional documents and winding up our company. Even if VODone ceases to own or control more than 50% of our shares or voting power of our outstanding shares, for so long as it continues to have a substantial equity interest in us, it may, as a practical matter, be in a position to control many or all of our actions. Significant corporate actions, including the incurrence of material indebtedness, the issuance of a material amount of equity securities or significant strategic changes in our business, may be effected by our board of directors without the consent of our shareholders. VODone might oppose any action that would dilute its equity interest in us, and may be unable or unwilling to participate in our future financings. VODone, as our majority shareholder with the right to appoint directors to our board of directors, could block any such action and thereby materially harm our business or prospects. In addition, if VODone provides shareholder support to us in the form of shareholder loans or provides credit support by guaranteeing our obligations, they may become our creditors with different interests than shareholders with only equity interests in us. The concentration of controlling ownership of our shares may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of the ADSs.

We may have conflicts of interest with VODone and, because of VODone’s controlling ownership interest in us, may not be able to resolve such conflicts on terms favorable to us.

Conflicts of interest may arise between VODone and us in a number of areas relating to our past and ongoing relationships. Potential conflicts of interest that we have identified include, among others, competing for employee recruiting and retention and allocation of business and investment opportunities. There may be conflicts of interest arising from the ownership of VODone stock and options by members of our board and management, notwithstanding the duty of loyalty these persons owe us. Also, VODone may decide to sell all or a portion of the shares that it holds in us to a third-party and give that third-party substantial influence over our business and our affairs. Such a sale could be contrary to the interests of certain of our stakeholders, including our employees or our public shareholders.

Our chairman, Lijun Zhang, is also the founder, chairman and a major shareholder of VODone. VODone may from time to time make strategic decisions that it believes are in the best interests of its business as a whole, including its stake in us. These decisions may be different from the decisions that we would have made on our own and may not be aligned with the interests of our shareholders. We may not be able to resolve any potential conflicts and, even if we do, the resolution may be less favorable to us than if we were dealing with an unaffiliated party.

On October 21, 2011, we entered into a non-compete agreement with VODone under which VODone agreed not to, among other things, engage, or assist any of its other subsidiaries in engaging, in the mobile game development and operation, and handset design business. However, so long as VODone continues to control us, we may not be able to bring a legal claim against VODone in the event of contractual breach, notwithstanding our contractual rights under the non-compete agreement. Even if the non-compete agreement is enforced, we may not receive adequate remedies from courts in China or elsewhere.

To comply with PRC laws and regulations limiting foreign ownership of telecommunication and online cultural businesses, we conduct a substantial portion of our businesses through our VIEs in China by means of contractual arrangements. If the PRC government determines that these contractual arrangements do not comply with applicable regulations, our business could be materially and adversely affected.

The PRC government restricts foreign investment in telecommunication and online cultural businesses. In light of these restrictions, we conduct a significant portion of our business activities through our VIEs, Guangzhou Yingzheng Information Technology Co., Ltd., or Yingzheng and Shenzhen Lanyue Internet Technology Co., Ltd., or Lanyue. Although we do not have any equity interest in our VIEs, we are able to exercise effective control over our VIEs and receive substantially all of the economic benefits of its operations through various contractual arrangements with Yingzheng, Lanyue and their respective registered shareholders.

On July 13, 2006, the Ministry of Industry and Information Technology of the PRC, or the MIIT, issued the “Circular on Strengthening Administration of Foreign Invested Value-Added Telecommunications Business Operation,” or the MIIT Circular. The MIIT Circular emphasizes that a foreign investor planning to invest in the PRC value-added telecommunications sector must set up a foreign-invested enterprise and apply for the applicable telecommunications business operating license. Further, a domestic value-added telecommunications services provider cannot lease, transfer or sell any telecommunications business operating license to a foreign investor, or provide resources, sites, facilities or other conditions to a foreign investor for its illegal operation of a telecommunications business in China. Due to a lack of interpretative materials from the regulators, it is currently unclear what impact the MIIT Circular will have on us or other companies that have adopted similar corporate and contractual structures.

On September 28, 2009, General Administration of Press and Publication, or GAPP, the National Copyright Administration and the National Office of Combating Pornography and Illegal Publications jointly published the Notice Regarding the Consistent Implementation of the “Stipulations on Three Provisions of the State Council and the Relevant Interpretations of the State Commission Office for Public Sector Reform and the Further Strengthening of the Administration of Pre-examination and Approval of Internet Games and the Examination and Approval of Imported Internet Games,” or the GAPP Notice. The GAPP Notice prohibits foreign investors from participating in online game operating businesses through foreign-invested enterprises in China, and from controlling and participating in such businesses of domestic companies indirectly through other forms of joint ventures or contractual or technical support arrangements. As no detailed interpretation of the GAPP Notice has been issued to date, it is not clear how the GAPP Notice will be implemented. Furthermore, as some other primary government regulators, such as the Ministry of Commerce, or MOFCOM, Ministry of Culture, or MOC, and MIIT, did not join GAPP in issuing the GAPP Notice, the scope of the implementation and enforcement of the GAPP Notice remains uncertain. According to Regulations on the Main Functions, Internal Organization and Staffing of GAPP issued by the General Office of the State Counsel on July 11, 2008 and its interpretation circulars, GAPP is authorized to approve online games before their launch on the Internet, while the MOC is authorized to administer and regulate the overall online game industry. Once an online game is launched on the Internet, it will be regulated only by the MOC, and if an online game is launched on the Internet without the prior GAPP approval, the MOC is the authority responsible for investigating the matter. We thus believe GAPP is unlikely to take action against our contractual arrangements with our VIEs based solely on the GAPP Notice and without participation from other PRC governmental authorities, including the MOC. Effective on March 22, 2013, GAPP and the State Administration of Radio, Film and Television merged into one entity, namely, the State General Administration of Press, Publication, Radio, Film and Television, or, SAPPRFT, which oversees China’s press, publication, radio, film and TV sectors.

Our PRC legal advisor, Guantao Law Firm, is of the opinion that (i) our ownership structure is in compliance with PRC law; (ii) the contractual arrangements are valid and legally binding and enforceable and do not result in any violation of PRC law; and (iii) there are, however, uncertainties regarding the interpretation and application of the MIIT Circular and GAPP Notice or any other current and future PRC laws and regulations and there can be no assurance that the PRC regulatory authorities that regulate the online game industry, in particular, the MIIT and SAPPRFT, the PRC courts or arbitration institutions will ultimately take a view that is consistent with the opinions of our PRC legal adviser. If we are found to be in violation of the MIIT Circular, the GAPP Notice or any other PRC laws or regulations, or if we fail to obtain or maintain any of the required permits or approvals under our VIE arrangements, the relevant regulatory authorities would have broad discretion in dealing with such violations, including revoking the business and operating licenses of our VIEs, levying fines, confiscating our income or the income of our VIEs to the extent that such income is related to the violation, discontinuing or restricting all or any portion of our operations or the operations of our VIEs or taking other regulatory or enforcement actions. Any of these events could materially and adversely affect our business, financial condition and results of operations.

Should our ownership structure under the current VIE arrangement be challenged by the PRC authorities while the foreign investment restrictions over the telecommunications sector remain in effect, we would need to restructure our ownership structure. In that case, we may still be able to (i) develop mobile games in China and own the copyright for those games; (ii) grant to our VIEs, or any other Chinese company that possesses necessary regulatory licenses, copyright licenses to operate our games in China and collect royalties from our VIEs or such other Chinese company; (iii) use our technology, expertise and experience to provide technical services and support to Yingzheng in exchange for service fees; and (iv) require the registered shareholders of our VIEs to pledge their equity interests in our VIEs in favor of us to secure our VIEs performance under these agreements. However, following such a restructuring we would not be able to adopt or rely on VIE arrangements and would thus be unable to exercise effective control over our VIEs. Such a loss of control could result in disruptions in our business that could materially and adversely affect our financial condition and results of operations. Further, we may not be able to consolidate our VIEs’ financial results in our consolidated financial statements in accordance with U.S. GAAP due to the lack of sufficient control over our VIEs after such restructuring, which could materially and adversely affect our financial condition and results of operations.

Our contractual arrangements with our VIEs and their respective shareholders may not be as effective in providing control over the entity as direct ownership.

In 2011, 2012 and 2013, our VIEs and their respective subsidiaries contributed in aggregate 21.2%, 19.0% and 43.6% of our total net revenues, respectively. Our contractual arrangements with our VIEs and their respective shareholders may not be as effective in providing us with control over our VIEs as direct ownership. If our VIEs and their respective shareholders fail to perform their obligations under these contractual arrangements, we may incur substantial costs and resources enforcing these arrangements, and rely on legal remedies available under applicable PRC laws, including seeking specific performance and claiming damages. In particular, if shareholders of our VIEs refuse to transfer their equity interests to us or our designated persons when we exercise the purchase option pursuant to these contractual arrangements, we may need to initiate legal actions to compel them to fulfill their contractual obligations.

If the applicable PRC authorities invalidate our contractual arrangements for violation of PRC laws, rules and regulations, or our VIEs or their respective shareholders terminate the contractual arrangements or fail to perform their obligations under these contractual arrangements, part of our mobile game businesses in China would be materially disrupted, and the value of our ordinary shares would decrease substantially. Furthermore, if we fail to renew these contractual arrangements upon their expiration and the relevant foreign investment restrictions remain effective, we would not be able to continue our mobile game business.

In addition, if our VIEs declare bankruptcy or if all or part of their assets become subject to court injunctions or asset freezes or liens or rights of third-party creditors, we may be unable to continue our business, which could materially and adversely affect our business, financial condition and results of operations. If our VIEs undergo a voluntary or involuntary liquidation proceeding, their respective shareholders or unrelated third-party creditors may claim rights to some or all of its assets and we would have to rely on their registered shareholders with whom we have contractual arrangements to protect our rights. The occurrence of any of these events may hinder our ability to operate part of our mobile game business, which could in turn materially harm our business and our ability to generate revenues and cause the market price of our ADSs to decline significantly.

The shareholders of our VIEs may have potential conflicts of interest with us, which may adversely affect our business.

The registered shareholders of Yingzheng are Yongchao Wang, De Liang and Feng Zheng, who are directors and officers of the company. The registered shareholders of Lanyue are Ken Jian Xiao and Xiongfei Liu. Ken Jian Xiao is our chief executive officer and Xiongfei Liu, who holds a 1% interest in Lanyue, is an independent third-party. Conflicts of interest may arise between these shareholders’ duties to us and our VIEs. If such conflicts arise, these shareholders may not act in our best interests and conflicts of interest may not be resolved in our favor. In addition, these shareholders may breach or cause our VIEs to breach or refuse to renew its existing contractual arrangements that allow us to exercise effective control over it and to receive economic benefits from it. If certain shareholders of our VIEs do not comply with their fiduciary duties to us as our designated directors, or if we cannot resolve any conflicts of interest or disputes between us and such shareholders or any future beneficial owners of our VIEs, we would have to rely on legal proceedings to remedy the situation, which could result in disruption of our business and substantial uncertainty as to the outcome of any such legal proceedings.

Further, these remedies may not always be effective, particularly in light of uncertainties in the PRC legal system. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into with our VIEs and their shareholders.

Contractual arrangements we have entered into may be subject to scrutiny by the PRC tax authorities, and a finding that we or our VIEs owe additional taxes could reduce our net income and the value of your investment.

Under applicable PRC tax laws and regulations, arrangements and transactions among related parties may be subject to audit or scrutiny by the PRC tax authorities within five years (or ten years in special cases) after the taxable year when the arrangements or transactions are conducted. We could face material and adverse tax consequences if the PRC tax authorities were to determine that the contractual arrangements with our VIEs and their respective shareholders were not entered into on an arm’s-length basis and therefore constituted unfavorable transfer pricing arrangements. Unfavorable transfer pricing arrangements could, among other things, result in an upward adjustment in taxation. In addition, the PRC tax authorities may impose interest on late payments on our VIEs for the adjusted but unpaid taxes. Our results of operations may be materially and adversely affected if our VIEs’ tax liabilities increase significantly or if they are required to pay interest on late payments.

We face uncertainty regarding the PRC tax reporting obligations and consequences for certain indirect transfers of the stock of our operating companies.

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or Circular 698, issued by the PRC State Administration of Taxation on December 10, 2009, where a foreign investor transfers the equity interests of a PRC resident enterprise indirectly by way of the sale of equity interests of an overseas holding company, or an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (i) has an effective tax rate less than 12.5% or (ii) does not tax foreign income of its residents, the foreign investor should report such Indirect Transfer to the competent tax authority of the PRC resident enterprise. The PRC tax authority will examine the true nature of the Indirect Transfer, and if the tax authority considers that the foreign investor has adopted an abusive arrangement in order to avoid PRC tax, they will disregard the existence of the overseas holding company and re-characterize the Indirect Transfer and as a result, gains derived from such Indirect Transfer may be subject to PRC withholding tax at the rate of up to 10%. In addition, the PRC resident enterprise is supposed to provide necessary assistance to support the enforcement of Circular 698.

There is little guidance and practical experience regarding the application of Circular 698, and we have not reported and it is not clear that we are required to report our offshore restructuring transactions, which were completed prior to the distribution, to the PRC tax authorities. It is possible that the PRC tax authorities would pursue our offshore enterprise shareholders to conduct a filing regarding our offshore restructuring transactions and request our PRC subsidiaries to assist in providing such disclosures. In addition, if our offshore subsidiaries are deemed to lack substance, they could be disregarded by the PRC tax authorities. As a result, we and our non-resident investors would be at risk of being taxed under Circular 698 and may be required to expend valuable resources to comply with Circular 698 or to establish that we should not be taxed under Circular 698, which may have a material adverse effect on our financial condition and results of operations or such non-resident enterprise investors’ investments in us.

MOFCOM may determine that our contractual arrangements are subject to their national security review and if they determine that our contractual arrangements are in violation of national security regulations, our business could be materially and adversely affected.

On August 25, 2011, MOFCOM promulgated the Regulations on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors, or the MOFCOM Security

Review Regulations, which became effective on September 1, 2011, to implement the Circular by General Office of State Council on Establishment of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors promulgated on February 3, 2011, or the Security Review Circular. According to the Security Review Circular, if a targeted domestic enterprise is engaged in industries (such as defense sector, important agriculture products, important energy and resources, important infrastructure, important transportation services, key technologies and material equipment manufacturers) having a national security concern and the merger or acquisition will result in foreign investor’s acquiring actual control of the domestic enterprise, the transaction is subject to security review. According to the MOFCOM Security Review Regulations, MOFCOM will focus on substance and the actual impact of the transaction when deciding whether a specific merger or acquisition is subject to security review. If MOFCOM decides that a specific merger or acquisition is subject to security review, it will submit it to the Inter-Ministerial Panel, an authority established under the Security Review Circular led by the National Development and Reform Commission and MOFCOM under the leadership of the State Council, to carry out security review. The regulations prohibit foreign investors from bypassing the security review by structuring transactions through trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. There is no explicit provision or official interpretation stating that the merging or acquisition of a company engaged in the mobile games business requires security review, and there is no requirement that acquisitions completed prior to the promulgation of the Security Review Circular are subject to MOFCOM review.

We acquired actual control over Yingzheng prior to promulgation of the Security Review Circular and the MOFCOM Security Review Regulations, so we do not believe we are required to submit our existing contractual arrangement with Yingzheng to MOFCOM for security review. We believe our current business operated in the PRC does not fall within the industries having a national security concern under the Security Review Circular and our contractual arrangement with Lanyue is not subject to MOFCOM’s security review. However, we have been advised by our PRC legal counsel, Guantao Law Firm, that as the Security Review Circular and the MOFCOM Security Review Regulations are relatively new and there is no clear statutory interpretation of them, there can be no assurance that MOFCOM will have the same view as we do when applying the national security review requirements. If MOFCOM takes the view that we are required to submit our existing contractual arrangement for review by them and the Inter-Ministerial Panel’s review, and if the Inter-Ministerial Panel determines that our contractual arrangement impacts or may impact national security, MOFCOM will, at the request of the Inter-Ministerial Panel and in collaboration with relevant departments, terminate our arrangement or take other effective measures, such as an equity transfer or assets transfer, so as to eliminate the impact of our contractual arrangement on national security. Any of these events could materially and adversely affect our business, financial condition and results of operations. Further, should MOFCOM take any of these actions, we may not be able to consolidate our VIEs’ financial results in our consolidated financial statements in accordance with U.S. GAAP due to lack of sufficient control over our VIEs after such restructuring, which could materially and adversely affect our financial condition and results of operations.

Risks Related to Regulation of Our Services and Products

The laws and regulations regulating mobile games in China continue to evolve and change. If we fail to obtain or maintain all applicable permits and approvals, our business and operations would be materially and adversely affected.

We are required to obtain licenses, permits and approvals from different regulatory authorities in order to conduct our business. We have obtained the Internet Publishing License from SAPPRFT, which authorizes the release of our existing and future online mobile game products over the Internet, and the Online Culture Operation License from the MOC, which is required for the operation of online mobile games.

In addition, PRC laws and regulations require that all online mobile games that we develop and that we license from other PRC developers be approved by SAPPRFT and filed with the MOC. For games that we license from third parties in the PRC, this approval and filing requirement can be completed by the third-party game developer. If, however, the third-party fails to complete this approval and filing requirement, we are obliged to complete such requirement. In addition, the online games authorized by overseas developers shall be examined and approved by SAPPRFT and the MOC. We are in the process of obtaining SAPPRFT approvals and filing with the MOC for the games we currently operate in the PRC and have successfully filed some games with the MOC. In addition, we are also in the process of applying for the approvals from SAPPRFT and the MOC for certain games we license from overseas developers. Due to the short game lifespan of many mobile games, it may not be practicable for us to apply for the approval from SAPPRFT or register with the MOC for many of our mobile games, which process can take several months. If any of our PRC operating companies fails to obtain or maintain any of the required permits or approvals or if our practice is later challenged by government authorities, they may be subject to various penalties, including without limitation, fines, being ordered to rectify the situation, confiscation of illegal revenues and the discontinuation of, or restriction on, our operations. Any such disruption in business operations would materially and adversely affect our financial condition and results of operations.

As mobile games are at an early stage of development in China, new laws and regulations may be adopted or amended from time to time that require licenses and permits beyond those we currently have. These regulations may also restrict our ability to expand our customer and player base or to provide services in additional geographic areas. Substantial uncertainty exists regarding the implementation and interpretation of the current PRC laws and regulations applicable to the operation of mobile games, and as new laws and regulations are passed, their implementation and interpretation may also be uncertain or unfavorable to our business and operations. We cannot assure you that in the future we will be able to obtain all required permits, licenses and approvals in a timely manner, or at all, and any failure to do so could result in penalties, or a requirement to curtail or cease operating all or part of our business, any of which may materially and adversely affect our financial condition, results of operations and future prospects.

We may be subject to regulations concerning electronic publications and be required to obtain approvals and licenses or change our business model regarding certain preinstalled single-player mobile games which could disrupt our operations, require a costly restructuring of our business or adversely affect our ability to roll out and operate new or existing preinstalled single-player mobile games.

On February 21, 2008, GAPP issued the Regulations on Administration of the Publishing of Electronic Publications, or the Electronic Publications Regulations, which became effective from April 15, 2008. The Electronic Publications Regulations require that a company wishing to publish “electronic publication” must obtain an Electronic Publications Publishing License from GAPP, and that the electronic games to be published must be approved by, or filed with, GAPP. There are no interpretative materials, specific instructions or detailed implementation rules in respect of requirements or procedures for applying for the license or approvals or making filings in respect of electronic publication and accordingly, we have so far not obtained such license, approvals or made such filings.

We have had meetings with GAPP officials during which we informed them of our business model regarding single-player mobile games that are preinstalled on mobile devices and are not operated online. They informed us that by their legal nature those preinstalled single-player mobile games may be deemed as electronic publications and therefore are theoretically subject to the Electronic Publications Regulations; however, GAPP has to date never regulated the publication of single-player mobile games. During the meetings, the GAPP officials did not object to our current business model regarding preinstalled single-player mobile games. Furthermore, we believe GAPP is aware that many companies in China provide preinstalled or offline single-player mobile games to the public without these approvals and licenses, and we are unaware of any instance in which GAPP has penalized any company for its failure to obtain the approvals and licenses. The GAPP officials further informed us that prior to promulgating and implementing any new regulations to clarify the regulatory framework for both online and offline mobile games, GAPP is unlikely to take regulatory or enforcement actions against such companies. Effective on March 22, 2013, GAPP and the State Administration of Radio, Film and Television merged into one entity, SAPPRFT, which oversees China’s press, publication, radio, film and TV sectors. SAPPRFT may begin requiring mobile game companies, such as us, to obtain approval under the

Electronic Publications Regulations and impose penalties for any past non-compliance. SAPPRFT may take enforcement action against us if it finds any game content to be in violation of any content restrictions issued by the PRC government.

If SAPPRFT adopts regulations or other rules to enforce the Electronic Publications Regulations against entities that develop, publish, preinstall in handsets or distribute single-player mobile games, we may be required to obtain approvals and licenses and/or change our current business model regarding our preinstalled single-player games. Any failure to obtain the necessary approvals and licenses in a timely manner or at all could delay or prevent us from rolling out and operating new or existing preinstalled single-player mobile games. In addition, we may be required to restructure our operations to comply with such requirements by entering into a contractual arrangement with a non-foreign invested entity which holds the Electronic Publications Publishing License and entrusting such entity to file all preinstalled single-player games developed by Huiyou Digital (Shenzhen) Ltd., or Huiyou, with SAPPRFT for its approval. Such a restructuring could be costly and disruptive to our business and would expose us to the risks associated with such arrangements. See “—Risks Related to Our Corporate Structure—To comply with PRC laws and regulations limiting foreign ownership of telecommunication and online cultural businesses, we conduct a substantial portion of our businesses through our VIEs in China by means of contractual arrangements. If the PRC government determines that these contractual arrangements do not comply with applicable regulations, our business could be materially and adversely affected.

Huiyou, our subsidiary, has historically operated online mobile games and is currently promoting certain of our online mobile games to handsets companies and design houses. If the PRC government determines that a license or permit is required for these activities, we might be subject to regulatory sanctions.

PRC laws and regulations require that an entity should obtain an Internet Publishing License and an Online Culture Operation License from the relevant PRC government authorities in order to operate in online mobile game business. However, our PRC subsidiary, Huiyou, has historically operated certain online mobile games without obtaining the required licenses from the relevant PRC government authorities, which may expose us to penalties and other administrative actions that may have a material adverse effect upon our business.

Currently, Huiyou is developing mobile games, including certain online mobile games. Once an online mobile game it has developed is ready to be commercialized, Huiyou licenses the game to Yingzheng, our VIE, which operates the game in its own name, and receives royalties from Yingzheng. Yingzheng currently holds all of the required licenses and certificates for online mobile game operations and is responsible for all aspects of operating the game, including server maintenance, user registration and regulatory filings and approvals. Yingzheng entrusts Huiyou to enter into contracts with handset companies and design houses to pre-install the licensed game in handsets, and with other mobile service providers for the collection of payments from end-users, for which Yingzheng pays commissions to Huiyou. Mobile network operators and service providers are responsible for collecting payments from game players and for paying the contracted portion of the payments to Huiyou, who receives them on behalf of Yingzheng, the operator of the game. Huiyou then shares the payments it receives with Yingzheng, according to their cooperation agreement.

Our PRC legal advisor, Guantao Law Firm, is of the opinion that this current business model does not violate applicable PRC laws and regulations because (i) Huiyou develops online mobile games and promotes such games to handsets companies and design houses but it is not engaged in the operation of such games; (ii) Huiyou licenses Yingzheng to operate such games in its own name and Yingzheng holds all necessary licenses and certificates for online mobile game operations; (iii) Huiyou keeps royalties and commissions for its copyright license and promotional services while Yingzheng receives from Huiyou revenues for operating the games; and (iv) there are no explicit provisions in PRC laws or regulations requiring Huiyou to obtain any approval or license in order to develop online mobile games, grant copyright licenses or provide promotional services, as contemplated by its cooperation agreement with Yingzheng. However, the relevant PRC governmental authorities may deem the activities of Huiyou described above to be the operation of online games without obtaining the required licenses, which may subject us to penalties, require us to make costly changes to our business model and materially disrupt our business.

Regulation and censorship of information disseminated over the Internet and wireless telecommunication networks in China may adversely affect our business, and the mobile service providers with which we cooperate may be liable for information displayed on, retrieved from, or linked to their platforms.

China has enacted regulations governing telecommunication mobile service providers, Internet and wireless access and the distribution of news and other information over the Internet and wireless telecommunication networks. Under these regulations, mobile content publishers like us are prohibited from posting or displaying over the Internet or wireless networks content that, among other things, violates PRC laws and regulations, impairs the national dignity of China, or is obscene, superstitious, fraudulent or defamatory. Throughout the history of our industry, many mobile games have been designed to include certain hidden content and game features that are accessible through the use of in-game cheat codes or other technological means that are intended to enhance the gameplay experience. We have implemented preventive measures designed to reduce the possibility of hidden, objectionable content from appearing in the mobile games we publish. However, these preventive measures are subject to human error, circumvention, overriding and reasonable resource constraints.

Meanwhile, when Internet and mobile service providers find that any obscene, superstitious, fraudulent or defamatory information is transmitted on their platforms, they are required to terminate the transmission of such information or delete such information immediately, keep records, and report to relevant authorities. Mobile network operators like China Mobile, China Telecom and China Unicom also have their own policies prohibiting or restricting the distribution of inappropriate content. On December 15, 2009, the MIIT issued the Notice Regarding Plan for Further Regulating Obscene Materials on Mobile Phones, or Circular 672. Under Circular 672, mobile network operators are required to examine their business, promotional channels, as well as the business of their partners, and must immediately terminate such business if any obscene material is involved. Mobile service providers involved in distributing or publishing such obscene materials on mobile handsets are subject to immediate suspension or termination of cooperation with mobile network operators, and a violation will be reported to relevant authorities. Mobile network operators and mobile service providers must examine all websites accessed through mobile handsets and conduct full daily inspection of such websites. If any obscene material is found, access and transmission must cease and be reported to authorities. On June 3, 2010, the MOC issued the Online Game Measures, which became effective on August 1, 2010, according to which companies that plan to engage in the operation of online games, issuance of virtual currency and provision of virtual currency transaction services shall obtain a license from the provincial counterpart of the MOC. Online and mobile game operators are required to establish a self-censorship mechanism and ensure the lawfulness of the content of their games and corporate operations. On August 12, 2013, the MOC issued the Administrative Rules on Content Review by Internet Culture Operating Entities, which became effective on December 1, 2013, according to which companies operating internet culture business shall have personnel with the required qualification certificate to conduct content review on their products before they provide the products to the public, and they shall keep the content review records for at least two years.

As these regulations are relatively new and subject to interpretation by the relevant authorities, it may not be possible for us to determine in all cases the type of content that could result in liability for us as a mobile game developer and operator. In addition, we may not be able to control or restrict the content of other content providers linked to or accessible through our mobile service providers. To the extent that regulatory authorities find any portion of the applications and content on our mobile service providers objectionable, they may require them to limit or eliminate the dissemination of such information or otherwise curtail the nature of such content on our mobile service providers, which may reduce our user traffic, which in turn decrease access to and downloading of our mobile games.

If we are required to comply with or are found to violate any laws or regulations governing virtual currency, prepaid card issuance and usage, online payment or money laundering, we may have to obtain additional licenses or approvals, be forced to change our current business practice, or be subject to certain penalties.

In January 2007, the MPS, MOC, MIIT and GAPP jointly issued a circular regarding online gambling which has implications for the use of virtual currency. The circular (a) prohibits online game operators from charging commissions in the form of virtual currency in relation to winning or losing of games; (b) requires online game operators to impose limits on use of virtual currency in guessing and betting games; (c) bans the conversion of virtual currency into real currency or property; and (d) prohibits services that enable game players to transfer virtual currency to other players. On June 4, 2009, MOC and MOFCOM jointly issued a notice regarding strengthening the administration of online game virtual currency, or Virtual Currency Notice, The Virtual Currency Notice prohibits online game operators from setting game features that involve the direct payment of cash or virtual currency by players for the chance to win virtual items or virtual currency based on random selection through a lucky draw, wager or lottery. Besides, the notice also prohibits game operators from issuing currency to game players through means other than purchases with legal currency. On June 3, 2010, the MOC issued Interim Measures for Online Games Administration, or the Online Game Measures, which became effective on August 1, 2010, aiming to further strengthen the MOC’s supervision of the online game industry, including the issuance and trade of virtual currency in online games. According to the Online Game Measures, an online game operator who issues or provides the trading services for the virtual currency must obtain a license for Internet culture operation from the MOC. Further, the Online Game Measures also provides, among other things, that virtual currency issued by online game operators may be only used to exchange its own online game products and services and may not be used to pay for the products and services of other entities. The issuance of virtual currency is permitted under Yingzehng’s Internet Culture Business License. However, if our current or future operations are found to violate the Virtual Currency Notice and Online Game Measures or any other related regulations, our business and financial condition, operation results and business prospects may be materially and adversely affected.

Risks Related to Doing Business in China

Adverse changes in economic and political policies of the PRC government could negatively impact China’s overall economic growth, which could materially and adversely affect our business.

We conduct substantially all of our operations in China. Accordingly, our business, financial condition, results of operations and prospects depend significantly on economic developments in China. China’s economy differs from the economies of most other countries in many respects, including the amount of government involvement in the economy, the general level of economic development, growth rates and government control of foreign exchange and the allocation of resources. While the PRC economy has grown significantly over the past few decades, this growth has remained uneven across different periods, regions and economic sectors.

The PRC government also exercises significant control over China’s economic growth by allocating resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Between late 2003 and 2008, the PRC government implemented a number of measures, such as increasing the People’s Bank of China’s, or the PBOC’s, statutory deposit reserve ratio and imposing commercial bank lending guidelines, which slowed the growth of credit. In 2008 and 2009, however, in response to the global financial crisis, the PRC government loosened such requirements. Any actions and policies adopted by the PRC government or any prolonged slowdown in China’s economy, in particular the mobile applications industry, could have a negative impact on our business, operating results and financial condition in a number of ways. For example, our players may decrease spending on our offerings, while we may have difficulty expanding our player base fast enough, or at all, to offset the impact of decreased spending by our existing players.

We may rely on dividends and other distributions from our subsidiaries in China to fund our cash and financing requirements, and any limitation on the ability of our subsidiaries to make payments to us could materially and adversely affect our ability to conduct our business.

As an offshore holding company, we may rely principally on dividends from our subsidiaries in China for our cash requirements, including to pay dividends or make other distributions to our shareholders or to service our debt we may incur and to pay our operating expenses. The payment of dividends by entities organized in China is subject to limitations. In particular, the PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, as determined in accordance with Chinese accounting standards and regulations. In addition, each of our PRC subsidiaries is required each year to set aside at least 10% of its annual after-tax profits (as determined under PRC accounting standards) into its statutory reserve fund until the aggregate amount of that reserve reaches 50% of such entity’s registered capital. These reserves are not distributable as cash dividends.

If our subsidiaries in China incur debt on their own behalf, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. Any limitation on the ability of our subsidiaries to distribute dividends or other payments to us could materially and adversely limit our ability to grow, make investments or acquisitions, pay dividends and otherwise fund and conduct our business.

PRC regulation of loans to, and direct investments in, PRC entities by offshore holding companies may delay or prevent us from using the proceeds of any offering to make loans or capital contributions to our PRC operating subsidiaries, which could materially and adversely affect our liquidity and ability to fund and expand our business.

We may transfer funds to our PRC subsidiaries or finance our PRC subsidiaries by means of shareholder’s loans or capital contributions upon completion of an offering. Any loans to our PRC subsidiaries, which are foreign-invested enterprises, cannot exceed statutory limits based on the gap between the registered capital and the total amount of the investments in such subsidiaries, and shall be registered with the State Administration of Foreign Exchange, or SAFE, or its local counterparts. Furthermore, any capital contributions we make to our PRC subsidiaries shall be approved by the MOFCOM or its local counterparts. We may not be able to obtain these government registrations or approvals on a timely basis, if at all. If we fail to receive such registrations or approvals, our ability to provide loans or capital contributions to our PRC subsidiaries may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

In addition, SAFE promulgated the Circular on the Relevant Operating Issues concerning Administration Improvement of Payment and Settlement of Foreign Currency Capital of Foreign-invested Enterprises, or Circular 142, on August 29, 2008. Under Circular 142, registered capital of a foreign-invested company settled in Renminbi converted from foreign currencies may only be used within the business scope approved by the applicable governmental authority and may not be used for equity investments in the PRC, unless otherwise provided by PRC laws. In addition, foreign-invested companies may not change how they use such capital without SAFE’s approval, and may not in any case use such capital to repay Renminbi loans if they have not used the proceeds of such loans. Furthermore, SAFE promulgated a circular on November 9, 2010, or Circular 59, which requires the authenticity of settlement of net proceeds from offshore offerings to be closely examined and the net proceeds to be settled in the manner described in the offering documents. SAFE further promulgated the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses, or Circular 45, on November 16, 2011, which expressly prohibits foreign-invested enterprises from using the registered capital settled in Renminbi converted from foreign currencies to grant loans through entrustment arrangements with a bank, repay inter-company loans or repay bank loans that have been transferred to a third-party. Circular 142, Circular 59 and Circular 45 may significantly limit our ability to transfer the net proceeds from an offering to our PRC subsidiaries and convert the net proceeds into Renminbi, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC.

Pursuant to a supplementary agreements entered into between 3GUU BVI and Yingzheng and a supplementary agreement entered into between China Wave Group Limited, or China Wave, and Lanyue, 3GUU BVI and China Wave, are obligated to provide Yingzheng and Lanyue, respectively, with continuing financial support to meet the capital demands of their business operations. Under the current PRC law and policies regarding foreign direct investment and foreign debt, there are only limited means for an offshore company to provide financial support to a domestic PRC company. Currently, the only way that 3GUU BVI and China Wave are able to provide financial support to Yingzheng and Lanyue is by providing a guarantee for Yingzheng and Lanyue to secure RMB loans from a bank within the PRC, if Yingzheng and Lanyue can meet the criteria set out in the detailed guidance issued by SAFE under the Administrative Measures on Foreign Debts Registration effective from May 13, 2013. Furthermore, pursuant to the Administrative Measures on Foreign Debts Registration, 3GUU BVI’s and China Wave’s provision of guarantees to Yingzheng and Lanyue, respectively, is subject to approval from SAFE, which has broad discretion whether to grant approval and which approval will specify the maximum loan amount that Yingzheng and Lanyue can obtain using the guarantee. We may not be able to obtain approval from SAFE or the other required authorities on a timely basis, or for the amount required by Yingzheng and Lanyue using the guarantees, or at all, which could impact our ability to provide financial support to Yingzheng and Lanyue.

Fluctuations in the value of the Renminbi may materially and adversely affect your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate. Exchange rates are affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of foreign currencies. Following the removal of the U.S. dollar peg, the Renminbi has appreciated significantly against the U.S. dollar.

There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against foreign currencies. On June 20, 2010, the PBOC announced that the PRC government would reform the Renminbi exchange rate regime and increase the flexibility of the exchange rate. We cannot predict how this new policy will impact the Renminbi exchange rate.

Our revenues and costs are mostly denominated in the Renminbi, and a significant portion of our financial assets are also denominated in the Renminbi. Any significant fluctuations in the exchange rate between the Renminbi and the U.S. dollar may materially and adversely affect our cash flows, revenues, earnings and financial position, and the amount of and any dividends we may pay on the ADSs in U.S. dollars. In addition, any fluctuations in the exchange rate between the Renminbi and the U.S. dollar could also result in foreign currency translation losses for financial reporting purposes.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our wholly-owned PRC subsidiaries in China, Huiyou, OWX (Beijing) Technology Co., Ltd., or OWX Beijing, and Guangzhou Yitongtianxia Software Development Co., Ltd, or Yitongtianxia, to fund any cash and financing requirements we may have.

Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval by complying with certain procedural requirements. Therefore,

Huiyou, OWX Beijing and Yitongtianxia may pay dividends in foreign currency to us without pre-approval from SAFE. However, approval from or registration with competent government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. With the prior approval from SAFE, cash generated from the operations of our PRC subsidiary may be used to pay off debt they owe to entities outside China in a currency other than the Renminbi. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of the ADSs.

Uncertainties in the PRC legal system could materially and adversely affect our business.

We conduct our business primarily through our subsidiaries and VIEs in China. Our operations in China are governed by PRC laws and regulations. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general, and forms of foreign investment (including wholly foreign-owned enterprises and joint ventures) in particular. These laws, regulations and legal requirements, including those governing PRC tax matters, are relatively new and amended frequently, and their interpretation and enforcement often raise uncertainties that could limit the reliability of the legal protections available to us. In addition, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violations of these policies and rules until the violations have occurred. Furthermore, any litigation in China may be protracted and result in substantial costs and diversion of resources and management’s attention. We cannot predict future developments in the PRC legal system. We may be required to procure additional permits, authorizations and approvals for our operations, which we may not be able to obtain. Our inability to obtain such permits or authorizations may materially and adversely affect our business, financial condition and results of operations.

The approval of the China Securities Regulatory Commission, or the CSRC, might have been required in connection with the listing and trading the ADSs on the Nasdaq Global Market.

Pursuant to the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rules, an offshore special purpose vehicle formed for purposes of overseas listing and controlled directly or indirectly by PRC companies or individuals shall obtain CSRC approval prior to listing and trading its securities on an overseas stock exchange. On December 14, 2006, the CSRC published procedures for special purpose vehicles to obtain approval of overseas listings. The procedures include filing documents with the CSRC and take several months to complete. The application of this new PRC regulation remains unclear.

Based on the advice we received from our PRC legal counsel, Guantao Law Firm, we did not seek CSRC approval in connection with the listing as our PRC legal counsel was of the opinion that such approval was not required because we are not an offshore special purpose vehicle controlled directly or indirectly by PRC companies or individuals as defined by the New M&A Rules. However, we cannot assure you that PRC government authorities, including the CSRC, will reach the same conclusion as our PRC legal counsel. If the CSRC or other PRC government authorities determine that prior CSRC approval was required, any future registered offering will be delayed until we obtain the approval from the CSRC, which may take several months or longer. If a prior approval from the CSRC is required but not obtained, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory authorities.

These regulatory authorities may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from future offerings into the PRC, or take other actions that could materially and adversely affect our business or the trading price of the

ADSs. The CSRC or other PRC regulatory authorities may also require us, or make it advisable for us, to halt an offering before settlement and delivery of the ADSs offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur.

A failure by the beneficial owners of our shares who are PRC residents to comply with certain PRC foreign exchange regulations could restrict our ability to distribute profits, restrict our overseas and cross-border investment activities and subject us to liability under PRC law.

SAFE has promulgated several regulations, including the Notice on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Corporate Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles, or Circular 75, effective on November 1, 2005, and the Notice on Printing and Distributing the Implementing Rules for Administration of Foreign Exchange in Fund-Raising and Roundtrip Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Circular 19, effective from July 1, 2011 and repealed in May 2013, and the Notice on Further Improvement and Amendment of Foreign Exchange Administration Policies on Direct Investments, or Circular 59, effective on December 17, 2012. These regulations require PRC residents (including any PRC citizen) and PRC corporate entities to register with local branches of SAFE in connection with their direct or indirect offshore investment activities. In the event that a PRC shareholder with a direct or indirect stake in an offshore parent company fails to make the required SAFE registration, the PRC subsidiaries of that offshore parent company may be prohibited from making distributions of profit to the offshore parent and from paying the offshore parent proceeds from any reduction in capital, share transfer or liquidation in respect of the PRC subsidiaries. Further, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for foreign exchange evasion.

These regulations apply to our direct and indirect shareholders who are PRC residents and may apply to any offshore acquisitions that we make in the future. In practice, however, different local SAFE branches may have different views on application and implementation of the SAFE regulations and we cannot assure you that all of our beneficial owners that are PRC residents will be able to register or update the registration of their direct and indirect equity interest in us as required. If they fail to make or update the registration, our PRC subsidiaries could be subject to fines and legal penalties, and SAFE could restrict our cross-border investment activities and our foreign exchange activities, including restricting our PRC subsidiaries’ ability to distribute dividends to, or obtain loans denominated in foreign currencies from, our company, or prevent us from paying dividends. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

Failure to comply with the registration requirements for employee share option plans may subject our PRC equity incentive plan participants or us to fines and other legal or administrative sanctions.

In January 2007, SAFE issued implementing rules for the Administrative Measures of Foreign Exchange Matters for Individuals, which, among other things, specified approval requirements for certain capital account transactions such as a PRC citizen’s participation in the employee stock ownership plans or stock option plans of an overseas publicly-listed company. In addition, Circular of the SAFE on Relevant Issues Concerning the Foreign Exchange Administration for Domestic Individuals’ Participating in the Share Incentive Schemes of Overseas-Listed Companies, or Circular 7, was promulgated by the SAFE on February 15, 2012.

In accordance with Circular 7, PRC residents who are granted shares or share options by an overseas publicly-listed company under a share incentive scheme are required, through the PRC subsidiary of the overseas publicly-listed company, to entrust a PRC agent to register with SAFE or its local office and complete certain procedures relating to the share incentive schemes. A PRC agent can be one of the PRC subsidiaries participating in the share incentive scheme or another institution qualified to hold the assets as designated by the PRC subsidiary and in accordance with PRC laws. We and our PRC employees who receive shares under the stock option plan are subject to these regulations. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees may be subject to fines and other legal or administrative sanctions.

We may be classified as a “resident enterprise” for PRC enterprise income tax purposes, which could result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the PRC Enterprise Income Tax Law, or the New EIT Law, and its implementation rules, both effective from January 1, 2008, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a PRC resident enterprise and is subject to a 25% enterprise income tax on its global income. The implementation rules further define the term “de facto management bodies” as establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting and properties of an enterprise. The State Administration of Taxation, or the SAT, issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, which sets out certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore incorporated enterprise is located in China.

Although such circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign individuals, the determining criteria set forth in Circular 82 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, PRC enterprise groups or by PRC or foreign individuals. As a result, we cannot assure you that the SAT will not implement Circular 82 or amend the rules in the future to the effect that such rules will apply to us or any of our overseas subsidiaries. The SAT issued the Administrative Measures on Enterprise Income Tax of Foreign-Incorporated Chinese-Controlled Resident Enterprises (Trial), or Bulletin 45, on July 27, 2011, which will take effect from September 1, 2011. According to these measures, in the event that the PRC authorities subsequently determine that we should be treated as a resident enterprise and ever decide to issue the Resident Enterprise Recognition Letter for Foreign-Incorporated Chinese-Controlled Enterprises to us, we are required to handle all tax matters according to the rules governing PRC resident enterprises for the enterprise income tax purpose from the year when such letter is issued to us. In addition, Bulletin 45 specifies that when provided with a copy of a Resident Enterprise Recognition Letter, the payer should not withhold 10% income tax when paying Chinese-sourced dividends, interest and royalties to the offshore incorporated PRC resident enterprise. If the PRC tax authorities determine that our company or any of our overseas subsidiaries is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, our company or our subsidiaries outside of China will be subject to the uniform enterprise income tax rate of 25% as to our global income as well as tax reporting obligations. Second, although dividends paid by one PRC tax resident to another PRC tax resident should qualify as “tax-exempt income” under the PRC New EIT Law, there is no assurance that we would enjoy such tax exempt treatment on dividend paid to us from our PRC subsidiary as offshore incorporated PRC resident enterprise controlled by PRC enterprise or corporate group enjoy under Bulletin 45. As a result, such dividend may continue to be subject to a 10% withholding tax. Finally, dividends payable by us to our investors and gain on the sale of our shares may become subject to PRC withholding tax.

Any change in the tax treatment we currently enjoy in the PRC may materially and adversely impact our net income.

Our PRC subsidiaries are incorporated in the PRC and are governed by applicable PRC income tax laws and regulations. The New EIT Law and its implementing rules, both of which came into effect on January 1, 2008, impose a statutory rate of 25% on PRC enterprises. However, the New EIT Law also permits enterprises to continue to enjoy their existing tax incentives, adjusted by certain transitional phase-out rules, under which enterprises established before the promulgation date of the New EIT Law that were granted tax holidays under the then effective tax laws or regulations may continue to enjoy their tax holidays until their expiration. Preferential tax treatments and incentives granted to us by PRC governmental authorities are subject to review and may be adjusted or revoked at any time in the future. While the PRC enterprise income tax is generally imposed based on actual taxable income, some of our subsidiaries pay enterprise income tax based on a deemed profit calculation. Shenzhen Qilewuxian Software Development Co., Ltd., Shenzhen Yikechuanghui Technology

Co., Ltd., Shenzhen Zhongtuokechuang Technology Co., Ltd., or Zhongtuo, and Shenzhen Douwan Network Technology Co., Ltd., or Douwan, paid enterprise income taxes calculated according to deemed profit rates from 6% to 10% during certain taxable periods based on documentation issued by the local tax authorities in lieu of their actual profits. However, starting from July 1, 2011 Shenzhen Yikechuanghui Technology Co., Ltd. ceased applying the deemed profits methodology as it was no longer qualified under the applicable criteria. Similarly, on January 1, 2012 and July 1, 2012 Douwan and Zhongtuo, respectively, also ceased applying the deemed profits methodology. In addition, in 2013 Shenzhen Qilewuxian Software Development Co., Ltd. did not pay tax as it had ceased operations. We cannot assure you that the local tax authorities will not, in the future, change their position and discontinue any of our current tax treatments, potentially with retroactive effect. The discontinuation of any of our current tax treatments could materially increase our tax obligations and adversely impact our net income.

The New EIT Law will affect tax exemptions on dividends to be paid by our PRC subsidiaries to us through our Hong Kong subsidiaries and we may not be able to obtain certain treaty benefits under the relevant tax treaty.

We are a holding company incorporated under the laws of the Cayman Islands. We conduct substantially all of our business and derive all our income through our PRC subsidiaries. Prior to January 1, 2008, dividends derived by foreign enterprises from business operations in China were not subject to the PRC enterprise income tax. However, under the New EIT Law and its implementation rules, dividends payable by a foreign-invested enterprise in China to its shareholders that are “non-resident enterprises” are subject to a 10% withholding tax starting from January 1, 2008, unless such shareholders’ jurisdiction of incorporation has a tax treaty with China that provides for a preferential arrangement.

Pursuant to the Notice of the SAT on Issuing the Table of Tax Rates on Dividends in Treatises, or Notice 112, which was issued on January 29, 2008, the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion, or the Double Taxation Arrangement (Hong Kong), which became effective on December 8, 2006, such withholding tax may be lowered to 5% if the PRC enterprise is at least 25% directly held by a Hong Kong enterprise. In October 2009, the SAT further issued the Notice on How to Understand and Determine the “Beneficial Owners” in Tax Treaties, or Circular 601. According to Circular 601, non-resident enterprises that cannot provide valid supporting documents as “beneficial owners” may not be approved to enjoy tax treaty benefits, and “beneficial owners” refers to individuals, companies or other organizations which are normally engaged in substantive operations. These rules also set forth certain adverse factors on the recognition of a “beneficial owner.” Specifically, they expressly exclude a “conduit company” that is usually established for the purposes of avoiding or reducing tax obligations or transferring or accumulating profits and not engaged in substantive operations such as manufacturing, sales or management, from being a “beneficial owner.” On June 29, 2012, the SAT further issued the Announcement of the SAT regarding Recognition of “Beneficial Owner” under Tax Treaties, or Announcement 30, which provides that a comprehensive analysis should be made when determining the beneficial owner status based on various factors that supported by various types of documents including the articles of association, financial statements, records of cash movements, board meeting minutes, board resolutions, staffing and materials, relevant expenditures, functions and risk assumption as well as relevant contracts and other information. As a result, dividends from our PRC subsidiaries paid to us through our Hong Kong subsidiaries may be subject to a reduced withholding tax at a rate of 5% if our Hong Kong subsidiaries are determined to be Hong Kong tax residents and are considered to be “beneficial owners” that are generally engaged in substantive business activities and entitled to treaty benefits under the Double Taxation Arrangement (Hong Kong). Otherwise, we may not be able to enjoy the preferential withholding tax rate of 5% under the tax arrangement and therefore be subject to withholding tax at a rate of 10% with respect to dividends to be paid by our PRC subsidiaries to us through our Hong Kong subsidiaries.

Certain of our subsidiaries have not made all necessary contributions to social insurances and the housing fund, which could subject us to penalties, including fines and court enforcement.

In accordance with the relevant laws and regulations on social security, employers in the PRC are required to make contributions to various social insurances (including medical, pension, unemployment, work-related injury and maternity insurance) and the housing fund on behalf its employees. As of December 31, 2013, certain of our subsidiaries have not made all necessary contributions to the various social insurances and the housing fund on behalf of their employees, the aggregate amount of which is RMB10.9 million (US$1.8 million), for which we have made a full provision. Our PRC legal counsel, Guantao Law Firm, has advised us that our failure to make such payments could subject us to penalties, including fines, and court enforcement.

If the custodians or authorized users of our corporate chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these corporate instruments, our business and operations could be materially and adversely affected.

The corporate chops and seals of our PRC entities are essential to our ability to enter into contracts, conduct banking business and take certain corporate actions, including registering any change to the composition of the board of directors or management with the relevant PRC authorities. In order to maintain the physical security of our corporate chops and seals, we generally store these items in secured locations accessible only to authorized personnel, who are usually members of our senior management. Although we monitor such authorized personnel, there is no assurance such procedures will prevent all instances of abuse or negligence. Accordingly, if any of our authorized personnel misuse or misappropriate our corporate chops or seals, we could experience significant disruption to our operations. Attempts to remedy such disruption may involve expensive legal or other proceedings, and we may not prevail for a long time or at all. In particular, during any period we lose effective control of an entity as a result of such misuse or misappropriation, the business activities and economic contribution of the affected entity could be severely disrupted, or our auditor may be unable to access documents and information from such entities that may be necessary for them to complete an audit of the consolidated financial statements of our group.

Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by the Public Company Accounting Oversight Board, and as such, investors may be deprived of the benefits of such inspection.

The independent registered public accounting firm that issues the audit reports included in our filings made with the SEC, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or PCAOB, is required by the laws of the United States to undergo regular inspections by PCAOB to assess its compliance with the laws of the United States and professional standards. Because it is located in China, a jurisdiction where PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditor, like other independent registered public accounting firms operating in China, does not undergo regular PCAOB inspection.

Inspections of other firms that PCAOB has conducted outside of China have identified deficiencies in those firms’ audit and quality control procedures, which may be addressed as part of the inspection process to improve the quality of future audits. The inability of PCAOB to inspect independent registered public accounting firms operating in China makes it more difficult to evaluate the effectiveness of our auditor’s audit or quality control procedures compared to those conducted by auditors outside of the PRC that are subject to PCAOB inspections. As a result, investors may be deprived of the benefits of PCAOB inspections and they may lose confidence in our reported financial information and procedures and the quality of our financial statements.

We may be adversely affected by the proceedings instituted recently by the SEC against five PRC-based accounting firms, including our independent registered public accounting firm.

In December 2012, the SEC instituted proceedings under Rule 102(e)(1)(iii) of the SEC’s Rules of Practice against five PRC-based accounting firms, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ work papers related to their audits of certain PRC-based companies that are publicly traded in the United States. Rule 102(e)(1)(iii) grants the SEC the authority to deny to any person, temporarily or permanently, the ability to practice before the SEC who is found by the SEC, after notice and opportunity for a hearing, to have willfully violated any such laws or rules and regulations. On January 22, 2014, an initial administrative law decision was issued, censuring these accounting firms and suspending four of the five firms from practicing before the SEC for a period of six months. The decision is neither final nor legally effective unless and until reviewed and approved by the SEC. On February 12, 2014, four of these PRC-based accounting firms appealed to the SEC against this decision. Accordingly, the sanction will not become effective until after a full appeal process is concluded and a final decision is issued by the SEC. The accounting firms can also further appeal the final decision of the SEC through the federal appellate courts. We are not involved in the proceedings brought by the SEC against the accounting firms. However, our independent registered public accounting firm is one of the four accounting firms subject to the six month suspension from practicing before the SEC in the initial administrative law decision. We may therefore be adversely affected by the outcome of the proceedings, along with other U.S.-listed companies audited by these accounting firms.

Risks Related to Our ADSs and This Offering

The market price for the ADSs may be volatile.

The market price of our ADSs has fluctuated since we first listed our ADSs. Since our ADSs became listed on the Nasdaq Global Market on September 25, 2012, the trading price of our ADSs have ranged from US$3.00 to US$40.31 per ADS, and the last reported trading price on March 13, 2014 was US$29.06 per ADS. The market price of the ADSs may be highly volatile and subject to wide fluctuations in response to factors including the following:

•	regulatory developments in the mobile game industry;

•	actual or anticipated fluctuations in our quarterly or annual results of operations;

•	changes in financial estimates by securities research analysts or the failure by securities research analysts to cover our ADSs after the listing;

•	negative publicity, studies or reports;

•	changes in conditions of Internet and mobile security industry;

•	changes in performance and valuation of our peer or comparable companies;

•	announcements by us or our competitors of new services, acquisitions, strategic relationships, joint ventures or capital commitments;

•	changes in our senior management;

•	fluctuations in the exchange rate between the Renminbi and the U.S. dollar; and

•	sales or anticipated sales of additional ordinary shares or ADSs.

In addition, securities markets have experienced significant price and volume fluctuations unrelated to the operating results of any particular companies. These market fluctuations may also materially adversely affect the market price of the ADSs.

Our ADSs may have a low trading volume and limited liquidity, resulting from a lack of analyst coverage and institutional interest.

Our ADSs may receive limited attention from market analysts. Lack of up-to-date analyst coverage may make it difficult for potential investors to fully understand our operations and business fundamentals, which may limit our trading volume. Such limited liquidity may impede the development of institutional interest in our ADSs, could adversely affect the value of our ADSs and limit your ability to sell our ADSs.

As a “controlled company” under the Nasdaq Listing Rules, we rely on exemptions from certain corporate governance requirements, and therefore our shareholders may have less protection than if we did not rely on the controlled company exception.

Because VODone, owns more than 50% of the total voting rights in our company, we are a “controlled company” under the Nasdaq Listing Rules. We rely on the “controlled company” exemption under the Nasdaq Listing Rules and are not obligated to comply with certain Nasdaq corporate governance requirements, including requirements: that a majority of our board of directors be independent directors; that we have a corporate governance and nominating committee composed entirely of independent directors; that we have a compensation committee composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and for an annual performance evaluation of the nominating and governance committee and the compensation committee. We are not required to and will not voluntarily meet all these requirements. If we are no longer a “controlled company,” we may in the future invoke the “home country” exceptions available to foreign private issuers, such as us, under the Nasdaq Listing Rules which are similar to the exemptions for controlled companies. As a result of our use of the “controlled company” exemptions, and any future use by us of the “home country” exceptions, holders of our ADSs will not have the same protection afforded to shareholders of companies that are subject to all of Nasdaq’s corporate governance requirements.

We are an “emerging growth company” and the reduced disclosure requirements applicable to emerging growth companies may make the ADSs less attractive to investors.

As we are an “emerging growth company,” as defined in Section 2(a) of the Securities Act, we benefit from certain exemptions from reporting requirements that apply to other public companies that are not emerging growth companies. For example, we will not be required to comply with the auditor attestation requirements of Section 404(b) of Sarbanes-Oxley until up to five fiscal years after our September 2012 listing. Emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, we are subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. We will cease to be an emerging growth company on the earliest of (i) the last day of the fiscal year in which we had US$1 billion or more in annual gross revenues, (ii) the last day of the fiscal year following the fifth anniversary of our listing, (iii) the date on which we have, during the previous three-year period, issued more than US$1 billion in non-convertible debt, or (iv) the date on which we are deemed a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

We cannot predict if investors will find the ADSs less attractive if we rely on any of the exemptions available to emerging growth companies. If some investors find the ADSs less attractive as a result, there may be a less active trading market for the ADSs and the price of the ADSs may be more volatile.

Our dual-class ordinary share structure with different voting rights limits the ability of our shareholders to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Pursuant to our Second Amended and Restated Memorandum and Articles of Association, our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to five votes per share. We may issue Class A ordinary shares represented by ADSs in future registered offerings. Only VODone and its affiliates hold our Class B ordinary shares.

Each Class B ordinary share is convertible into one Class A ordinary share at any time upon the Class B shareholder’s request. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares to any person or entity which is not an affiliate of the Class B shareholder, such Class B ordinary shares will automatically and immediately convert into an equal number of Class A ordinary shares.

Due to the disparate voting powers attached to these two classes, as of February 20, 2014, VODone owns approximately 48.3% of our outstanding ordinary shares, representing 81.8% of our total voting power, and has considerable influence over matters requiring shareholder approval, including election of directors and significant corporate transactions, such as a merger of our company. This concentrated control limits the ability of individual holders of our ADSs to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

We may need additional capital, and the sale of additional ADSs or other equity securities could result in dilution to our shareholders.

We believe that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for the foreseeable future. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell equity or debt securities or obtain a credit facility. The sale of equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. It is uncertain whether financing will be available in amounts or on terms acceptable to us, if at all.

Substantial future sales of our ADSs in the public market, or the perception that these sales could occur, could cause the price of our ADSs to decline.

If our shareholders sell substantial amounts of our ADSs, including those issued upon the exercise of outstanding options, in the public market, the market price of our ADSs could fall. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. If any existing shareholder or shareholders sell a substantial amount of ordinary shares, the prevailing market price for our ADSs could be adversely affected.

In addition, we may issue additional ordinary shares or ADSs for future acquisitions. If we pay for our future acquisitions in whole or in part with additionally issued ordinary shares or ADSs, your ownership interest in our company would be diluted and this, in turn, could have a material adverse effect on the price of our ADSs.

Our memorandum and articles of association will contain anti-takeover provisions that could materially and adversely affect the rights of holders of our ordinary shares and ADSs.

Our articles of association contain provisions that could limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could deprive our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges and relative participating, optional or special rights and their qualifications, limitations or restrictions. These preferred shares may include dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may provide rights and preferences that holders our ordinary shares or ADSs do not have.

We could issue preferred shares quickly on terms that could delay or prevent a change in control of our company or make removal of management more difficult. If we issue preferred shares, the price of the ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

Furthermore, our amended and restated articles of association provide for a staggered board, which means that our directors are divided into three classes, with one-third of our board retiring from office and standing for re-election at each general meeting of our shareholders. Accordingly, with our staggered board, at least two annual general meetings of our shareholders are generally required in order to effect a change in a majority of our directors as a result of retirement by rotation. Our staggered board can discourage proxy contests for the election of our directors and purchases of substantial blocks of our shares by making it more difficult for a potential acquirer to take control of our board in a relatively short period of time.

The depositary for our ADSs may give us a discretionary proxy to vote the Class A ordinary shares underlying our ADSs if holders of ADSs do not give voting instructions, which could adversely affect such holders’ interests.

Under the deposit agreement for the ADSs, if we asked for voting instructions from the holders of ADSs but the depositary does not receive those instructions by the cutoff date it sets, the depositary will give us a discretionary proxy to vote the Class A ordinary shares underlying such ADSs as to all matters at the shareholders’ meeting unless:

•	we instructed the depositary we do not wish to receive a discretionary proxy;

•	we informed the depositary that there is substantial opposition to the particular matter; or

•	the particular matter would have a material adverse impact on shareholders.

The effect of this discretionary proxy is that if holders of our ADSs do not give voting instructions, they cannot prevent the Class A ordinary shares underlying their ADSs from being voted, except in the circumstances described above. This may make it more difficult for shareholders to influence the management of our company. Holders of our Class A ordinary shares are not subject to this discretionary proxy.

Holders of the ADSs will not have the same voting rights as the holders of our Class A ordinary shares and may not receive voting materials in time to be able to exercise their right to vote through the depositary.

Holders of the ADSs will not be able to directly exercise voting rights attaching to the Class A ordinary shares represented by their ADSs. Holders of the ADSs will have the right to instruct the depositary how to vote the shares represented by the ADSs, but may not receive voting materials in time to instruct the depositary to vote, and they may not have the opportunity to exercise a right to vote.

Holders of the ADSs may not be able to participate in rights offerings and may experience dilution of your holdings as a result.

We may distribute rights to our shareholders, including rights to acquire our securities. Under the deposit agreement for the ADSs, the depositary will not offer those rights to ADS holders unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act with respect to all holders of ADSs.

We are not obligated to file a registration statement with respect to any such rights or underlying securities or to endeavor to cause such a registration statement to be declared effective. In addition, we may not be able to take advantage of any exemptions from registration under the Securities Act. Accordingly, holders of the ADSs may be unable to participate in our rights offerings and may experience dilution in their holdings as a result.

Holders of the ADSs may be subject to limitations on transferring their ADSs.

The ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems doing so expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs when our books or the books of the depositary are closed, when we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, under any provision of the deposit agreement or for any other reason.

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under U.S. law, our shareholders may have less shareholder rights protection than under U.S. law.

Our corporate affairs are governed by our Second Amended and Restated Memorandum and Articles of Association, the Cayman Islands Companies Law and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, the rights of minority shareholders to institute actions and the fiduciary responsibilities of our directors to us are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the latter of which has persuasive, but not binding, authority on a court in the Cayman Islands.

The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in the United States. In particular, the Cayman Islands has a less developed body of securities law than the United States. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States. As a result, our public shareholders may encounter more difficulty in protecting their interests against actions taken by the management, the board of directors or the controlling shareholders of our company than they would as shareholders of a public company incorporated in the United States.

Holders of our ADSs may have difficulty enforcing judgments obtained against us.

We are a Cayman Islands company, and we conduct substantially all of our operations in the PRC. Substantially all of our assets are located outside of the United States. In addition, most of our directors and officers are nationals and residents of countries other than the United States. As a result, it may be difficult for holders of our ADSs to effect service of process upon our directors and officers in the United States. It may also be difficult for holders of our ADSs to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not residents of the United States and the substantial majority of whose assets are located outside of the United States.

In addition, the courts of the Cayman Islands or the PRC may not recognize or enforce judgments of U.S. courts against us or our directors and officers predicated upon the civil liability provisions of the securities laws of the United States or any state. Furthermore, Cayman Islands or PRC courts may not be competent to hear original actions brought in the Cayman Islands or the PRC against us or our directors and officers predicated upon the securities laws of the United States or any state.

We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide holders of our ADSs the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for holders of our ADSs to evaluate our performance and prospects.

We are a foreign private issuer and, as a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we are subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we are not required to issue quarterly reports or proxy statements. We are not required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers will not be required to report equity holdings under Section 16 of the Exchange Act and will not be subject to the insider short-swing profit disclosure and recovery regime.

As a foreign private issuer, we are also exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. However, we are still subject to the anti-fraud and anti-manipulation rules of the SEC such as Rule 10b-5 under the Exchange Act. Since many of the disclosure obligations imposed on us as a foreign private issuer differ from those imposed on U.S. domestic reporting companies, holders of our ADSs should not expect to receive the same information about us and at the same time as the information provided by U.S. domestic reporting companies.

You must rely on the judgment of our management as to the use of the net proceeds from this offering, and such use may not produce income or increase our ADS price.

We have not allocated a significant portion of the net proceeds of this offering to any particular purpose. Rather, our management will have considerable discretion in the application of the net proceeds received by us. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. The net proceeds may be used for corporate purposes that do not improve our efforts to maintain profitability or increase our ADS price. The net proceeds from this offering may be placed in investments that do not produce income or that lose value.

Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on price appreciation of our ADSs for return on your investment.

We intend to retain most, if not all, of our available funds and earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future after this offering. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Our board of directors has significant discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial position, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value after this offering or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

We may issue additional ordinary shares, other equity or equity-linked or debt securities, which may materially and adversely affect the price of our ADSs. Hedging activities may depress the trading price of our ADSs.

We may issue additional equity, equity-linked or debt securities for a number of reasons, including to finance our operations and business strategy (including in connection with acquisitions, strategic collaborations or other transactions), to satisfy our obligations for the repayment of existing indebtedness, to adjust our ratio of debt to equity, to satisfy our obligations upon the exercise of outstanding warrants or options or for other reasons. Any future issuances of equity securities or equity-linked securities could substantially dilute your interests and may materially and adversely affect the price of our ADSs. We cannot predict the timing or size of any future issuances or sales of equity, equity-linked or debt securities, or the effect, if any, that such issuances or sales, including the sale of ADSs in this offering, may have on the market price of our ADSs. Market conditions could require us to accept less favorable terms for the issuance of our securities in the future.

We may be classified as a passive foreign investment company, which could result in adverse United States federal income tax consequences to United States holders of the ADSs or ordinary shares.

Based on the market value of our ADSs, the value of our assets and the composition of our income and assets, we do not expect to be a passive foreign investment company for United States federal income tax purposes, or PFIC, for our current taxable year ending December 31, 2014. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you the United States Internal Revenue Service, or IRS, will not take a contrary position. A non-United States corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. A separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year.

The classification of certain of our income as active or passive, and certain of our assets as producing active or passive income, and hence whether we expect to be or will become a PFIC, depends on the interpretation of certain United States Treasury Regulations, including regulations relating to royalty income and income from intangible assets, as well as certain IRS guidance relating to the classification of assets as producing active or passive income and certain IRS guidance relating to the distinction between services income and royalties for United States federal income tax purposes. Such regulations and guidance are potentially subject to different interpretations. If the percentage of our assets treated as producing passive income increases, we may become a PFIC for the current or one or more future taxable years.

In addition, the determination of whether we expect to be or will become a PFIC will depend in part upon the value of our goodwill and other unbooked intangibles not reflected on our balance sheet (which may depend upon the market value of the ADSs or ordinary shares) and also will be affected by how, and how quickly, we spend our liquid assets. In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our current market capitalization. Among other matters, if our market capitalization were to decrease below our current market capitalization, we may become a PFIC for the current or future taxable years because our liquid assets and cash (which are for this purpose considered assets that produce passive income) may then represent a greater percentage of our overall assets. Further, while we believe our classification methodology and valuation approach is reasonable, it is possible that the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being classified as a PFIC for the current or one or more future taxable years.

If we are a PFIC for any taxable year during which a United States person holds an ADS or ordinary share, certain adverse United States federal income tax consequences could apply to such United States Holder. See “Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. The forward-looking statements are contained principally in the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.

In some cases, you can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

•	our growth strategies as well as our business plans;

•	our future development, results of operations and financial condition;

•	our ability to continue to develop new and attractive products and services;

•	our ability to continue to develop new technologies and/or upgrade our existing technologies;

•	our ability to attract and retain players and further enhance our brand recognition;

•	the expected growth of and trends in the mobile game industry in China;

•	PRC governmental policies and regulations relating to the mobile game industry in China;

•	competition in the mobile game industry; and

•	general economic and business conditions in China.

This prospectus also contains data related to the mobile game industry in China, including projections that are based on a number of assumptions. These market data include market data from Analysys. The mobile game industry in China may not grow at the rates projected by the market data, or at all. The failure of the markets to grow at the projected rates may have a material adverse effect on our business and the market price of the ADSs. In addition, the rapidly changing nature of the mobile game industry in China subjects any projections or estimates relating to the growth prospects or future condition of our market to significant uncertainties. If any one or more of the assumptions underlying the market data turns out to be incorrect, our actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

You should read thoroughly this prospectus and the documents that we refer to in this prospectus with the understanding that our actual results in the future may be materially different from or worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. Other sections of this prospectus include additional factors which could adversely affect our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

We estimate that the net proceeds from this offering, after deducting fees underwriting discounts and commissions and certain estimated expenses payable in connection with this offering, will be approximately US$94.4 million, or US$109.4 million if the underwriters exercise their over-allotment option in full, based on an assumed public offering price of US$29.06 per ADS, the last reported sale of our ADSs on March 13, 2014. We plan to use the net proceeds of this offering primarily for general corporate purposes, which may include investment in game development, acquisition of game licensing, acquisition of intellectual properties, overseas expansion, and working capital. We may also use a portion of these proceeds for the acquisition of, or investment in, game studios or businesses that complement our business, although we have no present commitments or agreements to enter into any acquisitions or investments.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus.

Pending any use as described above, we plan to invest the net proceeds in short-term financial instruments or demand deposits.

Under PRC laws and regulations, we are permitted to utilize the proceeds from this offering to fund our PRC subsidiaries only through loans or capital contributions, subject to applicable government registration and approval requirements. We cannot assure you that we will be able to meet these requirements on a timely basis, if at all. See “Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to, and direct investments in, PRC entities by offshore holding companies may delay or prevent us from using the proceeds of any offering to make loans or capital contributions to our PRC operating subsidiaries, which could materially and adversely affect our liquidity and ability to fund and expand our business.”

DIVIDEND POLICY

Our board of directors has complete discretion whether to pay dividends. If our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our directors may deem relevant.

On December 8, 2011, our board of directors declared a dividend of RMB71.4 million to certain of our shareholders based on the undistributed retained earnings of the Dragon Joyce Group and the OWX Holding Group and their respective shareholdings in these entities at the time of our reorganization. We may declare and pay dividends in the future. The payment and the amount of any dividends will depend on the results of our operations, cash flow, financial condition, statutory and regulatory restrictions on the payment of dividends, future prospects and other factors that we may consider relevant.

As an offshore holding company, we may rely on dividends from our subsidiaries in China for our cash requirements, including to pay dividends or make other distributions to our shareholders. PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, as determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside a certain amount of its after-tax profits each year, if any, to fund certain statutory reserves. These reserves are not distributable as cash dividends. Furthermore, if our subsidiaries in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us.

Holders of the ADSs are entitled to receive dividends, if any, subject to the terms of the deposit agreement, to the same extent as the holders of our ordinary shares. Cash dividends will be paid to the depositary in U.S. dollars, and the depositary will distribute them to the holders of ADSs according to the terms of the deposit agreement. Other distributions, if any, will be paid by the depositary to the holders of ADSs in any means it deems legal, fair and practical.

CAPITALIZATION

The following table shows our capitalization as of December 31, 2013:

•	on an actual basis; and

•

on an as adjusted basis to reflect the proceeds to us from this offering (assuming no exercise by the underwriters of their over-allotment option). The as adjusted column represents our estimate based upon an assumed public offering price of US$29.06 per ADS (the last reported sale price of our ADSs on the Nasdaq Global Market on March 13, 2014).

You should read this table in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of December 31, 2013
	Actual	As adjusted
	(in thousands of US$)
Contingently redeemable ordinary shares, par value US$0.001 per share, 26,485,961 shares issued and outstanding	12,831	12,831
Shareholders’ equity
178,034,362 and 180,821,228 Class A ordinary shares and Class B ordinary shares issued and outstanding, respectively; 226,222,362 and 180,821,228 Class A ordinary shares and Class B ordinary shares issued and outstanding, respectively, on a pro forma as adjusted basis	380	428
Additional paid-in capital	165,753	260,099
Retained earnings	3,244	3,244
Accumulated other comprehensive income	20	20
Noncontrolling interest	265	265

Total shareholder’s equity	169,662	264,056

Total capitalization	182,493	276,887

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated in the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands in order to enjoy certain benefits associated with being a Cayman Islands exempted company, including:

•	political and economic stability;

•	an effective judicial system;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

We believe the court system in the Cayman Islands is effective because litigation practice and procedures are based on English law principles of civil procedures. The Grand Court of the Cayman Islands is presided over by the Chief Justice and Grand Court judges permanently resident on the islands. Appeals are made from the Grand Court to the Cayman Islands Court of Appeal, which sits in Grand Cayman, and from there to the Judicial Committee of the Privy Council in England. However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include:

•	The Cayman Islands has a less developed body of securities laws compared to that of the United States and these securities laws provide significantly less protection to investors; and

•	Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our organizational documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders be arbitrated.

Almost all of our assets are located in China. A majority of our directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. Certain of our subsidiaries are incorporated in the PRC, the British Virgin Islands and Hong Kong. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state of the United States. We appointed Corporation Service Company, as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Maples and Calder, our counsel as to the laws of the Cayman Islands and British Virgin Islands, and Guantao Law Firm, our counsel as to Chinese law, have advised us respectively that there is uncertainty as to whether the courts of the Cayman Islands, the British Virgin Islands or China respectively would:

•

recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•

entertain original actions brought in the Cayman Islands, the British Virgin Islands or China respectively against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Maples and Calder has further advised us that a final and conclusive judgment in a federal or state court of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges, and which was neither obtained in a manner nor is of a kind enforcement of which is contrary to natural justice or the public policy of the Cayman Islands, may be subject to enforcement proceedings as a debt in the courts of the Cayman Islands under the common law without any re-examination of the merits of the underlying dispute. However, the Cayman Islands courts are unlikely to enforce a punitive judgment of a

United States court predicated upon the liabilities provision of the U.S. federal securities laws without retrial on the merits if such judgment gives rise to payments obligations that may be regarded as fines, penalties or similar charges.

Maples and Calder has also advised us that a final and conclusive judgment in a federal or state court of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges, and which was neither obtained in a manner nor is of a kind enforcement that is contrary to natural justice or the public policy of the British Virgin Islands, may be subject to enforcement proceedings as a debt in the courts of the British Virgin Islands under the common law without any re-examination of the merits of the underlying dispute. However, the British Virgin Islands courts are unlikely to enforce a punitive judgment of a United States court predicated upon the liabilities provision of the U.S. federal securities laws without retrial on the merits if such judgment gives rise to payment obligations that may be regarded as fines, penalties or similar charges.

In addition, our PRC legal counsel, Guantao Law Firm, has advised us that the PRC Civil Procedures Law governs the recognition and enforcement of foreign judgments. Under the PRC Civil Procedures Law, courts in China may recognize and enforce foreign judgments pursuant to treaties between China and the country where the judgment is rendered based on reciprocity arrangements for the recognition and enforcement of foreign judgments between jurisdictions. If neither treaties nor reciprocity arrangements exist between China and a foreign jurisdiction where a judgment is rendered, according to the PRC Civil Procedures Law, parties may resolve matters relating to the recognition and enforcement of a foreign judgment in China through diplomatic channels. Currently there are no treaties or other arrangements providing for reciprocal recognition and enforcement of foreign judgments between China and either of the United States or the Cayman Islands. As a result, it is generally difficult to recognize and enforce in China a judgment rendered by a court in either of these two jurisdictions. In addition, given that we are incorporated in the Cayman Islands, a shareholder may not be able to originate a cause of action against us in a PRC court because of the difficulty in establishing both a connection to the PRC and subject matter jurisdiction, as required by PRC Civil Procedure Law, by virtue of only holding the ADSs or ordinary shares.

PRICE RANGE OF OUR AMERICAN DEPOSITARY SHARES

Our ADSs are listed on the Nasdaq Global Market under the symbol “CMGE.” Every ADS represents 14 of our Class A ordinary shares. For the period from September 25, 2012 to March 5, 2014, the trading price of our ADSs on the Nasdaq Global Market has ranged from US$3.00 to US$40.31 per ADS.

The following table provides the high and low trading prices for our ADSs on the Nasdaq Global Market for the periods specified.

	Sales Price (US$)
	High	Low
Annual High and Low
2012 (from September 25, 2012)	16.50	3.20
2013	25.25	3.00
Quarterly High and Low
Fourth Quarter 2012	15.00	3.20
First Quarter 2013	10.50	3.00
Second Quarter 2013	18.50	7.79
Third Quarter 2013	16.97	10.88
Fourth Quarter 2013	25.25	11.39
Monthly High and Low
September 2013	12.88	11.00
October 2013	23.35	11.39
November 2013	21.00	15.21
December 2013	25.25	16.26
January 2014	34.96	23.95
February 2014	40.31	31.13
March 2014 (through March 13, 2014)	38.99	28.20

EXCHANGE RATES

Our business is primarily conducted in China, and the financial records of our PRC subsidiaries are maintained in Renminbi, their functional currency. We also use Renminbi as our reporting currency. The assets and liabilities of our PRC subsidiaries are translated from Renminbi into U.S. dollars at the exchange rates on the balance sheet date, shareholders’ equity is translated at the historical rates and the revenues and expenses are translated at the weighted average exchange rate for the period. The exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board.

For your convenience, this prospectus contains translations of some Renminbi and U.S. dollar amounts at the rate of RMB6.0537 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2013.

We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. On March 7, 2014, the exchange rate was RMB6.1258 to US$1.00. The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated.

	Exchange Rate
	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2991	6.3879	6.2221
2013	6.0537	6.1478	6.2438	6.0537
September	6.1200	6.1198	6.1213	6.1178
October	6.0943	6.1032	6.1209	6.0815
November	6.0922	6.0929	6.0993	6.0903
December	6.0537	6.0738	6.0927	6.0537
2014
January	6.0590	6.0509	6.0600	6.0402
February	6.1448	6.0816	6.1448	6.0591
March (through March 7, 2014)	6.1258	6.1322	6.1460	6.1183

(1)	Annual averages are calculated by using the average of the exchange rates on the last day of each month during the relevant year. Monthly averages are calculated by using the average of the daily rates during the relevant month.

Source: Federal Reserve Board

In addition, all translations from Hong Kong dollars to U.S. dollars are made for your convenience at the rate of HK$7.7539 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2013.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section titled “Operating and Financial Review and Prospects” in our annual report on Form 20-F for the year ended December 31, 2013. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” or in other parts of this prospectus.

Overview

We are the largest publisher and a leading developer of mobile games in China with integrated capabilities across the mobile game value chain. We have the largest market share of all mobile game publishers in China in 2013 based on gross billings,2 according to a February 2014 report published by Analysys International, or Analysys, an independent market research firm. Our market share reached 17.9% of gross billings generated by all mobile game publishers in China in 2013, according to Analysys. Our integrated capabilities include the development, licensing, publishing, distribution and operation of mobile games, primarily in China. Our expertise and scale of operations, both as a game publisher and game developer, differentiate us from our competitors. For the year ended December 31, 2013, we had 27.5 million paying users (as measured by the total number of paying user accounts and total subscriptions for game bundles), including 7.7 million paying users of social games.

Our vision and strategy have allowed us to achieve financial success, especially as we have made the transition from developing feature phone games to publishing and developing smartphone games. Our revenues in 2011, 2012 and 2013 were RMB243.5 million, RMB187.6 million and RMB353.0 million (US$58.3 million), respectively. Our net income in 2011 was RMB163.3 million, our net loss in 2012 was RMB14.5 million and our net income in 2013 was RMB26.8 million (US$4.4 million). Our non-GAAP net income, which excludes share-based compensation expenses, impairment of goodwill, impairment of intangible assets and listing expenses, was RMB164.2 million, RMB61.3 million and RMB43.4 million (US$7.2 million) for 2011, 2012 and 2013. See “Summary Consolidated Financial And Operating Data—Non-GAAP Financial Information” for important information about non-GAAP financial measures.

Factors Affecting Our Results of Operations

Our results of operations and financial condition have been, and will continue to be, affected by general factors affecting the mobile game industry in China, including China’s overall economic growth, growth of the mobile handset and mobile communications industries in China, demand for mobile games and entertainment, government laws and policies affecting the heavily-regulated telecommunications and mobile games industries, and competition in the mobile game industry in China.

Our results of operations are more directly affected by the following company-specific factors, including:

•

Our ability to continuously develop and license popular games. Our ability to continuously develop and license popular games is a major factor that will allow us to retain and expand our player base. As of December 31, 2013, our portfolio consisted of 717 mobile games of which 196 were developed in-house and 521 were licensed from mobile game developers, compared to 497 mobile games as of December 31, 2012, of which 182 were developed in-house and 315 were licensed from mobile game developers. These games include a mix of single-player and social games of many genres. We believe the increase in the

[2]	Gross billings of a company measure the total amount spent by the players on the games published by that company, which amount can be greater than the revenue derived by the company from its published games.

diversity and quality of our game portfolio has increased the size of our total paying player base and contributed to growth in our net revenues in the past. Our ability to continue to enlarge our portfolio with attractive games that target different types of users will be critical to retaining and expanding our player base.

•

Our ability to expand our publishing platform. The growth of our player base depends on our ability to make our games available for download to mobile game players. To distribute our games, we cooperate with a number of business partners, including chipset manufacturers, handset companies, app stores, web platforms, advertisers and mobile network operators. Our ability to maintain and expand our publishing platform is critical to our continuing success.

•

Our ability to monetize our player base. Our results of operations are also dependent on our ability to convert our players into paying users or subscribers. Most of our mobile games are offered on either a free-for-trial or free-to-play basis. We believe that the free-for-trial and free-to-play models enable us to quickly establish an active player base, opening up access to a pool of potential players to purchase our virtual products and services and allowing those players to experience our games before deciding if they want to purchase additional chances to play, access to additional stages in the game or other premium features. Our games are designed to maximize user playtime as well as the overall game life span, in order to convert a higher percentage of players into paying users or subscribers. Moreover, the engaging features of our games are designed to encourage players to spend money on in-game items such as additional chances to play, the right to play additional stages, or performance-enhancing items such as weapons, accessories and pets.

•

Our ability to integrate the operations, technologies, services and personnel of our business units. We plan to integrate and centralize certain functions of the companies we acquire. The extent to which we will further integrate these acquired companies into our business in terms of customer service, growth strategy and corporate culture could impact our results of operations.

•

Our ability to control our operating costs and expenses and improve operational efficiency. Our profitability is significantly affected by our cost of revenues and operating expenses. Our cost of revenue increased from 2011 to 2013, primarily due to an increase in amortization of intangible assets, including game licensing fees, and in increase in amounts paid to payment channels. Our operating expenses increased from 2011 to 2013, primarily due to (i) an increase in our publishing business which required greater selling expenses to market our games, (ii) an increase in our employee headcount to support the growing scale of our business which required greater general and administrative expenses, and (iii) an increase in research and development expenses to support our product development activities. Our ability to manage fees to third-party distribution channels will affect our cost of revenues, as will our ability to reduce pre-installation fees as we transition to developing and licensing a greater number of smartphone games. We expect our operating expenses to increase in the future as we seek to expand our player base. Our ability to control such costs and expenses directly impacts our profitability.

Descriptions of Certain Statements of Comprehensive Income Items

Net Revenues

We mainly use the following revenue models for our mobile games:

•

Item purchase fee. Mobile users can download and play the basic version of the game for free. We charge mobile players of both social and single-player games when they purchase in-game items, such as additional chances to play, the right to play additional stages, or performance-enhancing items such as weapons, accessories and pets.

•

Subscription fee. We also promote some single-player games using game bundles available through China Mobile. For instance, for a monthly fee of RMB10 to RMB12, players can download six to eight games, respectively, in a bundle and we replace two games in the bundle every month.

•	One-time fee. Some of our single-player games are available in various app stores for a one-time download fee.

Substantially all of our revenues are generated in China. For more details on revenue recognition, see “—Critical Accounting Policies—Revenue Recognition.”

The following table sets forth the breakdown of our net revenues for the periods indicated:

	For the Year Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
	(in thousands)
Net revenues
Games	204,794	172,185	319,218	52,731
Handset design	38,694	15,408	33,789	5,582

Total net revenues	243,488	187,593	353,007	58,313

We separate our games into three types: social games, single-player games, and game bundles.

Social Games

We received 62.9% of our total net revenues through social games in 2013 compared to 17.6% in 2012. Our social games are available on a free-to-play basis. Players are required to register at the website that hosts the game application and download our games online, both of which are free of charge to players. We generate revenues from social games primarily through the sale of game points, which can be used to purchase virtual items and in-game premium features in our social games, such as weapons, accessories and pets.

Players purchase game points by debiting their mobile accounts directly or by buying prepaid cards issued by mobile network operators or payment processing agents. Players can also pay for the game points with credit cards and debit cards which are generally settled by the banks and other billing channels. We have entered into agreements with China Mobile and certain payment processing agents for proceeds collection, pursuant to which the collected proceeds are allocated between us and either China Mobile or the payment processing agents in agreed-upon percentages. A portion of our sales proceeds for social games are collected directly through China Mobile’s billing channels and the remaining portion is collected directly through payment processing agents, such as Yeepay, Alipay and credit cards. Proceeds we collect from players do not include the fees earned by the payment processing agents and China Mobile, and therefore such fees are not recorded as part of our revenue.

We have entered into agreements with mobile service providers for proceeds collection, and these service providers in turn contract with mobile network operators, such as China Mobile, who provide billing and collection services. Pursuant to these agreements, we share a certain percentage of the proceeds collected from the players by service providers. Net proceeds payable to us are calculated monthly based on the prescribed percentages and are evidenced by monthly statements issued by the service providers and agreed to by both parties. Proceeds we collect from players do not include the fees earned by the service providers and mobile network operators, and therefore such fees are not recorded as part of our revenue.

Growth in net revenues from social games is driven by the increase in the size of our total paying player base, which is dependent on the diversity and quality of our game portfolio and the expansion of users of our Game Center app store. Increase in ARPU is driven by enhancements of our game content and in-game promotions and in-game events that further attract user spending. Paying users are accounts that have purchased in-game items during the relevant period, adjusted to eliminate double-counting of the same users. The table below sets forth the total number of paying users and ARPU for the periods indicated.

	For the Year Ended December 31,
	2011	2012	2013
Social games
Number of games (as of the end of the period)	6	7	72
Total new registered users(1)	12,701,493	21,460,178	113,075,858
Total paying users(2)	809,470	303,613	7,686,498
ARPU (in RMB)	26.39	108.48	28.88

(1)	Represents the number of new users (as measured by user accounts) registered to play our social games within the relevant period. The number of new registered users is included for social games as not all registered users are paying users. We believe the number is meaningful as it indicates the general interest in our games and forms the base of players that may become paying users.
(2)	Represents the number of users (as measured by user accounts) that have purchased in-game items for the relevant period, adjusted to eliminate double-counting of the same users.

Total paying users. Our total paying users for social games decreased from 809,470 in 2011 to 303,613 in 2012 due primarily to the buildup of newly developed social games, which generally require a build-up period of several months. Our total paying users for social games increased from 303,613 in 2012 to 7,686,498 in 2013 due primarily to an increase in our number of social games from 7 to 72 and because of the success in the build-up of our licensed social games and self-developed social games such as Joyful Da Ying Jia.

ARPU. Our ARPU in social games increased from RMB26.39 in 2011 to RMB108.48 in 2012 due to a decrease in the number of paying users that spend a small amount while the game players that spend large amounts continued to play our social games. Our ARPU in social games decreased from RMB108.48 in 2012 to RMB28.88 (US$4.77) in 2013 due to a change in our mix of games, such as the increased popularity of our self-developed game, Joyful Da Ying Jia, which has a lower average ARPU. Despite the decrease in ARPU, our revenue from social games increased from RMB32.9 million in 2012 to RMB222.0 million in 2013. ARPU may continue to fluctuate depending on our mix of games.

Single-player Games

We received 16.7% of our total net revenues through single-player games in 2013 compared to 60.1% in 2012. We generate revenues from single-player games primarily through the sale of virtual items and in-game premium features such as weapons, accessories, additional chances to play or the right to play additional stages. We also generate a smaller portion of revenue through the one-time activation fees for some of our games. Our players that purchase games through app stores make payments to the operators of the store, who in turn make payments to us. Our players can also pay for our mobile games, including all games purchased through our Game Center application, with credit cards, debit cards and game cards of third-party companies, such as Shenzhoufu, Alipay and Yeepay.

We have entered into agreements with mobile service providers for proceeds collection, and these service providers in turn contract with mobile network operators, such as China Mobile, who provide billing and collection services. Pursuant to these agreements, we share a certain percentage of the proceeds collected from the players by service providers. Net proceeds payable to us are calculated monthly based on the prescribed percentages and are evidenced by monthly statements issued by the service providers and agreed to by both parties. Proceeds we collect from players do not include the fees earned by the service providers and mobile network operators, and therefore such fees are not recorded as part of our revenue.

Growth in net revenues from single-player games is driven by the increase in the size of our total paying player base, which is dependent on the expansion of the diversity and quality of our game portfolio and the installed base of our Game Center application. Increase in ARPU is driven by enhancements of our game content and in-game promotions and in-game events that further attract user spending. Paying users for smartphones represent the total number of games that have been purchased through app stores during the relevant period and for feature phones are accounts that have purchased in-game items during the relevant period, adjusted to eliminate double-counting of the same users. The table below sets forth the total number of paying users and ARPU for the periods indicated.

	For the Year Ended December 31,
	2011	2012	2013
Single-Player Games
Number of games (as of the end of the period)	135	175	215
Total paying users(1)	29,040,203	31,665,050	13,711,235
ARPU (in RMB)	4.58	3.56	4.31

(1)	Represents (i) the number of users (as measured by user accounts) that have purchased in-game items for the relevant period, adjusted to eliminate double-counting of the same users, and (ii) the total number of games purchased through app stores.

Total paying users. Total paying users for single-player games increased from 29.0 million in 2011 to 31.7 million in 2012 due to an increase in the number of games that we offered. Total paying users for single-player games decreased from 31.7 million in 2012 to 13.7 million in 2013 due to the fact that a majority of our single-player games target feature phones and there has been a general decline in the popularity of feature phone games. The decline in revenue from single-player games was more than offset by the increase in revenue from social games.

ARPU. The ARPU for single-player games decreased from RMB4.58 in 2011 to RMB3.56 in 2012 due to a decrease in revenue from single-player games largely as a result of the change in the mix of feature phone single-player games that we offer, which includes some games that did not generate as much revenue per user through the sale of in-game items. The ARPU for single-player games increased from RMB3.56 in 2012 to RMB4.31 in 2013 due to an increasing proportion of smartphone games which generally have higher ARPU.

Game Bundles

We received 8.9% of our total net revenues through game bundles in 2013 compared to 14.2% in 2012. We generate revenues from our three game bundles through monthly subscription fees. We promote games in game bundles that are offered through China Mobile. Players can subscribe to the game package from China Mobile for RMB10 or RMB12 per month and access our new games and updates.

We believe the growth of our net revenues from game bundles will be driven by increases in the total number of subscriptions, which will be in turn driven by an increase in the diversity and quality of our game portfolio. Average revenue per subscription is driven by enhancing game content, which allows us to increase subscription fees, and a greater number of social game offerings, which tend to result in higher fees. The table below sets forth the number of total subscriptions and the average revenue per subscription for the periods indicated. When calculating the number of total subscriptions for our game bundles, we count each monthly subscription as one subscription. A monthly subscription gives a subscriber the right to download only the limited number of games included in the bundle to which he or she subscribed and does not include all of the games we offer. A user who pays two subscription fees during one month to subscribe to different game bundles would be counted as two subscriptions.

	For the Year Ended December 31,
	2011	2012	2013
Game Bundles
Number of games (as of the end of the period)	256	315	430
Total subscriptions(1)	9,584,497	5,906,564	6,141,868
Average revenue per subscription (in RMB)	4.64	4.50	5.12

(1)	Represents the total number of monthly subscriptions to our game bundles offered through mobile network operators. A user who pays two subscription fees during one month to subscribe to different game bundles would be counted as two subscriptions.

Total subscriptions. Our total subscriptions for game bundles decreased from 9.6 million in 2011 to 5.9 million in 2012, primarily due to China Mobile’s decreased use of banner and pop-up advertisements which led to a decline in the visibility of our game bundles on their platform. Our total subscriptions for game bundles remained relatively stable between 2012 and 2013.

Average revenue per subscription. The average revenue per subscription for game bundles remained relatively stable from 2011 to 2012. The average revenue per subscription for game bundles increased from RMB4.50 in 2012 to RMB5.12 (US$0.85) in 2013 due to an increase in the number of bundles that were sold for RMB12 over bundles sold for RMB10 and a change in the mix of payment channels with lower costs.

Going forward, the amount of banner and pop-up advertisements China Mobile uses could vary, and any further decrease could reduce the amount of traffic to our websites and the number of game bundle subscriptions.

Handset Design

Our net revenues from handset design amounted to RMB38.7 million in 2011, RMB15.4 million in 2012, and RMB33.8 million (US$5.6 million) in 2013. In the fourth quarter of 2013, we shifted our focus away from handset design to focus our resources on game development and distribution.

Cost of Revenues

The following table sets forth the breakdown of our cost of revenues for the periods indicated:

	For the Year Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues
Games	(79,311)	(74,878)	(124,506)	(20,567)
Handset design	(29,037)	(16,852)	(31,491)	(5,202)

Total cost of revenues	(108,348)	(91,730)	(155,997)	(25,769)

Our cost of revenues primarily consists of (i) fees paid to payment channels, (ii) fees paid to handset companies and design houses or their agents for pre-installation of mobile games and (iii) amortization of intangible assets, including game licensing fees.

Our cost of revenues also includes staff salaries, utilities, infrastructure maintenance fees, depreciation of equipment, and operating expenses directly related to the operation of the mobile game platforms. Staff salaries and benefits cost primarily comprise compensation to operational staff. We expect costs of sales to increase as we continue to expand our operations.

Operating Expenses

Our operating expenses primarily consist of selling expenses, general and administrative expenses and research and development expenses. Our selling expenses primarily consist of (i) user acquisition fees paid to web platforms, app stores and agents who promote our games on a variety of platforms, and (ii) costs of marketing activities, including cost of advertising in industry publications and through traditional media and cost of hosting events and exhibitions related to our games. Selling expenses accounted for 3.1% of our total net revenues in 2011, 8.4% of our total net revenue in 2012, and 31.4% of our total net revenue in 2013. The increase in our selling expenses as a percentage of revenue in 2013 was due to an expansion of online advertising activities, including increased game promotion through web platforms, app stores and agents. This increase in selling expenses relates to our transition to developing and publishing a greater number of smartphone games, which are generally downloaded through various online platforms, rather than being pre-installed on handsets, as is the case for feature phones.

Our general and administrative expenses primarily consist of salaries and benefits, including share-based compensation, for our general and administrative, finance and human resources personnel, office rentals, depreciation and amortization expenses relating to property and equipment used in general and administrative functions and other expenses incurred in connection with general corporate purposes.

Our research and development expenses primarily consist of payroll, employee benefits and other headcount-related expenses associated with product development.

Taxation

Cayman Islands

Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gains. In addition, upon payments of dividends by us to our shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

Under the current laws of the British Virgin Islands, Beauty Wave, China Wave, OWX Group Limited, OWX Development Limited, C&V Limited and 3GUU BVI are not subject to tax on income or capital gains. In addition, upon payments of dividends by these companies to their respective shareholders, no British Virgin Islands withholding tax will be imposed.

Hong Kong

The Hong Kong profits tax rate is 16.5%. Except for OWX HK, the Company’s Hong Kong incorporated subsidiaries are not subject to Hong Kong profits tax as they do not have income arising in or derived from Hong Kong. OWX HK is subject to Hong Kong profits tax at 16.5% of its Hong Kong sourced assessable profits. In addition, upon payments of dividends by the Company’s Hong Kong subsidiaries to their shareholders, no Hong Kong withholding tax will be imposed.

China

Effective from January 1, 2008, China’s statutory enterprise income tax, or EIT, rate is 25%. Our PRC subsidiaries and VIEs are subject to EIT at 25% unless otherwise specified.

Pursuant to CaiShui [2008] No.1, qualified new software development enterprises are each entitled to a tax holiday of 2-year full EIT exemption followed by 3-year 50% EIT reduction (“2+3 tax holiday”) starting from their respective first profit-making year. Huiyou and Yitongtianxia, being qualified new software development enterprises, are each entitled to a 2+3 tax holiday and their first profit-making year was year 2012 and year 2011, respectively. Accordingly, Huiyou is tax exempted for years 2012 and 2013 and subject to EIT at 12.5% from years 2014 to 2016. Yitongtianxia’s first profit-making year was 2011, but received the 2+3 tax holiday approval in April 2012. As a result, the 2+3 tax holiday is effective retroactively from year 2011 and is tax exempted for years 2011 and 2012 and subject to EIT at 12.5% from years 2013 to 2015.

Under the prevailing EIT law and its relevant regulations, a qualified high and new technology enterprise is entitled to a preferential tax rate of 15%. In May 2012, Yingzheng obtained the approval to enjoy the high and new technology enterprise preferential tax rate of 15% effective retroactively from year 2011 for a period of three years.

The prevailing EIT law and its relevant regulations treat enterprises established outside China with “effective management and control” located in China as PRC resident enterprises for tax purposes. The term “effective management and control” is generally defined as exercising management and control over the business, personnel, accounting and properties of an enterprise. We and our subsidiaries located in jurisdictions outside China, if considered PRC resident enterprises for tax purposes, would be subject to the PRC enterprise income tax at the rate of 25% on their worldwide income. We do not currently consider our company or any of our overseas subsidiaries to be a PRC resident enterprise. We will continue to monitor the tax status with regards to the PRC tax resident enterprise regulation of its non-PRC entities. For a detailed discussion, see “Risk Factors—Risks Related to Doing Business in China—We may be classified as a ‘resident enterprise’ for PRC enterprise income tax purposes, which could result in unfavorable tax consequences to us and our non-PRC shareholders.”

Under the EIT law and its relevant regulations, dividends paid by PRC enterprises out of profits earned after December 31, 2007 to non-PRC tax resident investors are subject to PRC withholding tax of 10%. A lower withholding tax rate may be applied based on applicable tax treaty with certain countries. For a detailed discussion, see “Risk factors—Risks Related to Doing Business in China—The New EIT Law will affect tax exemptions on dividends to be paid by our PRC subsidiaries to us through our Hong Kong subsidiaries and we may not be able to obtain certain treaty benefits under the relevant tax treaty.”

Aggregate undistributed earnings of our subsidiaries and the VIEs located in China that are available for distribution to non-PRC tax resident parent companies and primary beneficiary company at December 31, 2012 and 2013 are considered to be indefinitely reinvested under ASC subtopic 740-30, or ASC 740-30, Income Taxes: Other Considerations or Special Areas. Whereas for remittance of the undistributed earnings of the VIEs, the distribution chain may involve (i) a taxable dividend from our VIEs to their respective registered shareholders and (ii) a taxable contribution to 3GUU BVI or China Wave or their designated entities when the proceeds are remitted by the registered shareholders. Accordingly, the management considered that the amount of unrecognized deferred tax liabilities for temporary differences related to investments in the PRC subsidiaries and the VIEs is not determined because such a determination is not practical.

The registered shareholders of our VIEs are contractually required to remit dividends received from our VIEs to our WFOEs. This distribution chain results in (i) a taxable dividend from our VIEs to their respective registered shareholders and (ii) a taxable contribution to our WFOEs when the proceeds are remitted to our WFOEs by the registered shareholders. The tax impact on the future cash distribution is recognized in deferred tax liabilities as an outside basis difference. On December 16, 2011, 3GUU BVI, a BVI entity, replaced Yitongtianxia, a PRC entity, as the primary beneficiary of Yingzheng and on September 16, China Wave, a BVI entity, replaced Huiyou, a PRC entity, as the primary beneficiary of Lanyue. As management is asserting indefinite reinvestment of undistributed earnings of our foreign subsidiaries located in China, the deferred tax liabilities arising from the aggregate undistributed earnings of Yingzheng and the difference between the book basis and the tax basis in the investment in Yingzheng were reversed during the year ended December 31, 2011.

Unrecognized Tax Benefits

As of December 31, 2011, 2012 and 2013, we have unrecognized tax benefits of RMB25.3 million, RMB20.6 million and RMB7.2 million (US$1.2 million), respectively, of which RMB0.2 million, RMB4.0 million and RMB1.6 million (US$270 thousand), respectively, are presented on a net basis against the deferred tax assets related to tax loss carryforwards on the face of the consolidated balance sheets. As a result, the amounts of unrecognized tax benefits included in the consolidated balance sheets as of December 31, 2011, 2012 and 2013 were RMB25.1 million, RMB16.5 million and RMB5.6 million (US$0.9 million), respectively. RMB28.0 million, RMB16.4 million and RMB4.0 million (US$0.7 million) as of December 31, 2011, 2012 and 2013, respectively, of unrecognized tax benefits would impact the effective tax rate, if recognized. We do not expect the amount of unrecognized tax benefits will change significantly in the next twelve months. See “Risk Factors—Risks Related to Doing Business in China—Any change in the tax treatment we currently enjoy in the PRC may materially and adversely impact our net income.”

Share-Based Compensation Expenses

Total share-based compensation expenses of equity and liability awards granted to our employees and directors were recorded in “general and administrative expenses” in the consolidated statements of income and comprehensive income and were RMB0.8 million in 2011, RMB14.1 million in 2012 and RMB14.0 million (US$2.3 million) in 2013. See “—Critical Accounting Policies—Share-Based Compensation” for more details.

Segmentation

Prior to 2012, because of our internal organization resulting from the series of acquisitions that formed our business operations, we divided our business into three segments, namely feature phone games, smartphone games and handset design. For the 2012 fiscal year, management classified our business as two reportable segments, namely games and handset design. Our handset design segment included revenue derived from the development and design of handsets and also included a portion of revenue derived from game distribution generated by our subsidiary that was primarily engaged in handset design. In the fourth quarter of 2013, we shifted our focus away from handset design to focus our resources on game development and distribution. Accordingly, our chief operating decision maker decided to combine the portion of revenue derived from game distribution, that was previously categorized under handset design, together with revenue from games, beginning in the fourth quarter of 2013. Beginning in 2014, we will no longer derive revenue from our handset design business. In accordance with ASC subtopic 280-10, “Segment Reporting: Overall,” our chief executive officer who has been identified as our chief operating decision maker, reviews the consolidated operating results to make decisions about allocating resources and assessing performance for the entire group. We generate substantially all of our revenues from players in China. Accordingly, no geographical segments are available.

Critical Accounting Policies

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and the disclosure of our contingent assets and liabilities. We continually evaluate these judgments, estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances, the results of which form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates.

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact our consolidated combined financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements. The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated combined financial statements and other disclosures included in this prospectus.

When reviewing our financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgment and other uncertainties affecting the application of such policies, and (iii) the sensitivity of reported results to changes in conditions and assumptions.

Consolidation

Our consolidated financial statements include the financial statements of us, our subsidiaries, the VIEs and the VIEs’ subsidiaries. The results of the subsidiaries are consolidated from the date on which we obtained control and are continued to be consolidated until the date that such control ceases. A controlling financial interest is typically determined when we hold a majority of the voting equity interest in an entity. However, if we demonstrate our ability to control the entity through the power to direct the activities of the entity that most significantly impact the entity’s economic performance and the obligation to absorb losses of the entity that could potentially be significant to the entity or the right to receive benefits from the entity that could potentially be significant to the entity, then the entity is consolidated. All significant intercompany balances and transactions among us, our subsidiaries, the VIEs and the VIEs’ subsidiaries have been eliminated upon consolidation.

Business Acquisitions

We account for business combinations using the acquisition method of accounting in accordance with ASC topic 805 (“ASC 805”): Business Combinations. The acquisition method of accounting requires all of the following steps: (i) identifying the acquirer, (ii) determining the acquisition date, (iii) recognizing and measuring the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree and (iv) recognizing and measuring goodwill or a gain from bargain purchase. The consideration transferred in a business combination is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total of cost of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of comprehensive income as a gain.

The determination and allocation of fair values to the identifiable assets acquired, liabilities assumed and noncontrolling interests is based on various assumptions and valuation methodologies requiring considerable judgment from management. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. We determine discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of assets, forecasted life cycle and forecasted cash flows over that period.

On November 22, 2013, we entered into a share purchase agreement with the shareholders of Vogins Technology Co. Limited, or Vogins BVI, to acquire 90.6% equity interest in Vogins BVI, of which 82.6% was acquired from Gaintech Co. Limited, or Gaintech, a company controlled by Core Tech, one of our principal shareholders, at a purchase price of RMB1.1 million in cash. Vogins BVI held 49% equity interest in one of our subsidiaries prior to this acquisition as further described below. The acquisition was completed and we took effective control of Vogins BVI and its subsidiaries on November 29, 2013. The acquisition of Vogins BVI and its subsidiaries meets the definition of a business acquisition and the results of operations of the acquired business have been included in our consolidated financial statements since November 29, 2013. As a result of the acquisition, we expect to effectively manage its billing and collection process and further expand its mobile phone games business in China.

Prior to the acquisition, we had several preexisting relationships with Vogins BVI and one of its subsidiaries, Vogins Network Technology (Shanghai) Limited, or Vogins Shanghai. Vogins Shanghai obtained two loans from us amounting to RMB4.5 million in aggregate due to shortage of working capital. These loans were unsecured, non-interest bearing and repayable on demand. In addition, we entered into several contracts with Vogins Shanghai for its service as a mobile phone service provider for billing and collection services offered to mobile phone game players who have purchased in-game premium features. Furthermore, we entered into a technology service agreement with Vogins Shanghai, pursuant to which we would provide a self-developed mobile phone technology platform software and related technical services to Vogins Shanghai for a contractual term of three years in exchange for a service fee calculated based on the number of download by mobile phone users multiplied by a pre-determined unit price for each download through the mobile phone technology platform. We transferred 49% noncontrolling interest in one of its subsidiaries to Vogins BVI as an inducement for Vogins Shanghai to sign the technology service agreement. We treated the settlement of these preexisting relationships amounting to RMB13.9 million as additional consideration transferred.

In accordance with ASC 810, we accounted for the 49% noncontrolling interest of its subsidiary obtained indirectly through the acquisition of Vogins BVI as an equity transaction. The consideration transferred, including settlements of the preexisting relationships with Vogins BVI, was allocated between the business acquired and the noncontrolling interest obtained based on their relative fair values. As a result, RMB12.9 million and RMB2.1 million of the consideration transferred were allocated to the business acquired and the noncontrolling interest obtained, respectively. The difference between the fair value of the consideration transferred of RMB2.1 million and the carrying value of the 49% noncontrolling interest of RMB0.5 million, which amounted to RMB1.5 million, was recorded as an adjustment in additional paid-in capital. The acquisition date fair value of the consideration transferred for the business acquired and the 9.4% noncontrolling interest in Vogins BVI amounted to RMB14.3 million, which consisted of the following:

RMB’000
Cash	1,097
Settlements of the preexisting relationships with Vogins BVI	13,894
Less: Consideration allocated to the 49% noncontrolling interest obtained	(2,063)
Fair value of 9.4% noncontrolling interest in Vogins BVI	1,416

14,344

The fair value of the 9.4% noncontrolling interest in the Vogins BVI of RMB1.4 million was estimated by deriving the fair value of the acquired business as a whole and then subtracting the considerations transferred by us for the 90.6% controlling interest. We determined the fair value of the acquired business using the income approach with the assistance of an independent valuation firm. As Vogins BVI is a private entity, the fair value measurement is based on significant inputs that are not observable in the market and represents a Level 3 measurement as defined in ASC 820. The fair value estimates are based on (i) a discount rate of 27.74%, (ii) long-term sustainable growth rate of 3%, (iii) financial multiples of companies in the same industry as Vogins

BVI and (iv) adjustments due to the lack of marketability that market participants would consider when estimating the fair value of Vogins BVI.

The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition, November 29, 2013.

As of November 29, 2013
RMB’000
Cash and cash equivalents	1,201
Accounts receivable	10,036
Prepayment and other current assets	158
Property and equipment	171
Intangible assets	16,374
Deferred tax assets, non-current portion	2,536

Total identifiable assets acquired	30,476

Accounts payable	(1,708)
Accrued expenses and other current liabilities	(234)
Other non-current liabilities	(2,000)
Deferred tax liabilities	(2,536)

Total liabilities assumed	(6,478)

Net identifiable assets acquired	23,998
Less:
Fair value of considerations transferred	(14,344)

Gain on bargain purchase	9,654

The acquired intangible assets of RMB16.4 million mainly consisted of a contract with mobile network operator with an estimated useful life of three years.

The gain on bargain purchase represents the excess of the fair value of the identifiable net assets acquired above the consideration transferred. We have performed a comprehensive reassessment of the bargain purchase gain by verifying that all assets acquired and liabilities assumed were properly identified. The gain on bargain purchase was primarily attributable to (i) the transaction not being subject to a competitive bidding process as a result of the original shareholders’ inexperience in the industry and their inability to market Vogins BVI to multiple potential buyers; and (ii) the purchase price was agreed prior to the closing date of the transaction and the fair value of the net identifiable assets acquired increased during the intervening period. The resulting gain on bargain purchase of RMB9.7 million has been recorded in the consolidated statements of comprehensive income for the year ended December 31, 2013.

We recognized RMB30,000 of acquisition-related costs that were expensed in 2013. These costs are included in “general and administrative expenses” in the consolidated statements of comprehensive income. The amounts of revenue and net income of Vogins BVI included in our consolidated statements of comprehensive income from November 29, 2013, the acquisition date, to December 31, 2013 were RMB1.3 million and RMB0.9 million, respectively.

Pro forma consolidated financial information

The following unaudited pro forma consolidated financial information reflects the results of the operations of us for 2012 and 2013, as if the acquisition of Vogins BVI described above had been completed as of January 1, 2012. The pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisition actually taken place on the date indicated and may not be indicative of future operating results. These amounts have been calculated after applying our accounting policies and the pro forma adjustments are based upon available information and certain assumptions that management believes are reasonable.

	For the Years Ended December 31,
	2012	2013
	(RMB in thousands)
	(unaudited)
Net revenues	193,794	357,758
Net (loss) income	(15,659)	12,523
Basic (loss) earnings per share	(0.05)	0.04
Diluted (loss) earnings per share	(0.05)	0.04

Revenue Recognition

Revenues are derived from the development, operation and sale of virtual items and in-game premium feature of mobile phone games as well as the provision of handset design products and services. For each of the significant sources of revenue stated below, revenue is recognized only when the following four criteria are met: (i) persuasive evidence of an arrangement exists; (ii) the goods have been delivered or the services have been rendered; (iii) the price or fees are fixed or determinable; and (iv) collectability is reasonably assured.

Games

Single-player games and social games

We generate (i) single player games revenues principally from the sale of virtual items and in-game premium features of mobile phone games that are operated under the free-for-trial model and the sale of self-developed and purchased mobile games under the subscription-based model or the one-time fee model; and (ii) social games revenues from the sale of in-game premium features of self-developed social games that are operated under the free-to-play model.

We enter into service arrangements with mobile phone manufacturers to pre-install our self-developed and purchased single player games or application platform onto the mobile phones before they reach mobile phone game players. Mobile phone game players can access the pre-installed single player games directly or download the single player games through the pre-installed application platform without additional charges. Single player games are offered on a free-for-trial basis where the mobile phone game players may purchase in-game premium features to extend the duration of the game or to enjoy additional functions of the game. All chargeable in-game premium features are considered consumed immediately upon purchase. Any unused premium features cannot be carried forward after the mobile phone game players exit the game. When mobile phone game players leave the game they are currently playing and perform other functions on the feature phones, the previously purchased but unused premium features can no longer be accessed and are therefore completely consumed. Single player games are also available for mobile phone game players to download through mobile network operators and software websites. Under the subscription based model, mobile phone game players can subscribe to a monthly plan to download a fixed number of single player games from mobile network operators for a fixed subscription fee per month. Under the one-time fee model, mobile phone game players can download each single player game based on a fixed price per game.

Under the free-to-play model for social games, mobile phone game players can download mobile phone games, obtain game accounts and play the basic functions of the mobile games free of charge but may purchase game points for virtual items and in-game premium features to enhance their game-playing experience. The purchased virtual items and in-game premium features can be freely traded among game players within the applicable game as long as consumption of the items has not commenced. Mobile phone game players can purchase game points by either charging their account with mobile network operators directly or buying prepaid cards issued by mobile network operators. The prepaid cards can be converted into a pre-specified number of game points for consumption. Upon delivery of game points purchased directly from mobile network operators or converted from prepaid cards to mobile phone game players, we initially classify these amounts as deferred revenue. For purposes of determining when the service has been provided to the mobile phone game players, we have determined that an implied obligation exists to the mobile phone game players who purchased game points to provide an enhanced game-playing experience over the average playing period of the mobile phone game players.

For single player games, we contract with mobile network operators, third-party payment platforms or mobile phone service providers who in turn contract with mobile network operators, for billing, collection and transmission services offered to mobile phone game players who have purchased single player games or in-game premium features. The mobile network operators and the mobile service providers have a contractual relationship in which mobile network operators grant rights to mobile service providers to deliver digital content to mobile phone users. For social games, we (i) establish direct contractual relationships with mobile game players to allow mobile game players to download the games from our game platform; or (ii) contract with mobile network operators and third-party payment platforms for billing, collection and transmission services offered to mobile phone game players who have purchased game points. We also contract with mobile application and software websites to distribute our social games by providing platforms for mobile phone game players to download such games. The mobile network operators and third-party payment platforms are entitled to profit sharing based on a prescribed percentage of the gross amount charged by the mobile network operators to the mobile phone game players, while the mobile phone service providers are entitled to profit sharing based on a prescribed percentage of the net proceeds collected from the mobile network operators. The net proceeds, after deducting the amounts shared by the mobile network operators, third-party payment platforms and mobile phone service providers, represent the amount of revenue to be recognized by us. For the direct contractual arrangement with mobile game players, we recognize the gross proceeds from the mobile game players as revenue.

For single player games, we have information generated from our internal system on the number of in-game premium features sold, monthly plan subscriptions and single player games downloaded each month to estimate the amount of collectable net proceeds and to recognize single player games revenues. For social games, we have information generated from our internal system on the number of game points sold each month to estimate the amount of collectable net proceeds and to recognize social games revenues. Differences between our estimates and the actual amounts confirmed by the mobile network operators, third-party payment platforms or mobile phone service providers have historically been insignificant. Generally, we receive billing confirmations from each of the mobile network operators, third-party payment platforms or mobile phone service providers confirming the net proceeds to be received by us within 30 to 120 days after the end of each month. We pay content fees to third-party game developers, which are recognized as cost of revenues, based on a prescribed percentage of the net proceeds confirmed by the mobile network operators. We pay service fees, which are recognized as cost of revenues, to the mobile phone manufacturers based on a prescribed percentage of the estimated net proceeds or a prescribed fixed fee per mobile phone activated by mobile phone game players. We also pay service fees to the mobile application and software websites which are recognized as cost of revenues.

Collectability is considered reasonably assured as the we deal with only reputable mobile network operators, third-party payment platforms or mobile phone service providers and perform thorough credit assessment prior to entering into a business relationship with them. Historically, we have not experienced any significant defaults for payment.

Based on the above, we recognize (i) single player games revenue when the goods are delivered based on download of games or consumption of in-game premium features by mobile phone game players, or at the end of subscription period and (ii) the estimated net proceeds to be received from the mobile network operators and the third-party payment platforms for the sale of game points of the social games, using data generated from our internal system, as deferred revenue upon delivery of game points to mobile phone game players. Deferred revenue is recognized as social games revenue ratably over the estimated average playing period of the paying mobile phone game players, starting from the point in time when game points are delivered to the mobile phone game players. The difference between the estimated proceeds and the actual amounts confirmed by the mobile network operators, third-party payment platforms or mobile phone service providers is recognized in the consolidated statements of comprehensive income when we receive billing confirmations.

We determine whether to record single player games revenues using the gross or net method of reporting in accordance with ASC subtopic 605-45, or ASC 605-45, Revenue Recognition: Principal Agent Considerations. Determining whether revenue should be reported gross or net is based on an assessment of various factors, the primary factors being whether we are acting as the principal in offering services to the customer or whether we are acting as an agent in the transaction. We have determined that we are acting as the principal in offering services as we (i) are the primary obligor in the arrangement; (ii) have latitude in establishing the selling price; (iii) have discretion in suppliers selection; and (iv) have involvement in the determination of product specifications. Therefore, hawse have the primary responsibility of fulfillment and acceptability of the single-player games and recognizes the net proceeds to be received from the mobile network operators, mobile phone service providers or third-party payment platforms as single player games revenue on a gross basis. The amounts attributable to third-party game developers in the form of content fees and amounts attributable to mobile phone manufacturers in the forms of service fees are recognized as cost of revenues.

We, using data generated from our internal system, estimate the average playing period from the first time the mobile phone game players purchase game points through the period when the game players have not logged into the game for over two consecutive months. Mobile phone game players are deemed to be inactive if they have not logged into the game for two consecutive months. As the social games are under a free-to-play model and revenue is only generated from paying mobile phone game players when they purchase game points for in-game premium features, we focus solely on the playing period of paying mobile phone game players when estimating the period over which revenue is being recognized. We determine the estimated average playing period of paying mobile phone game players, which is the time period between the paying mobile phone game players’ first purchase and last log in, for each significant game based on historical player usage patterns and game playing behavior. Our internal system tracks each of the paying mobile phone game players’ purchase and log in history for each significant game to generate data to estimate the average playing period for our population of paying mobile phone game players. Future usage patterns may differ from the historical usage patterns on which our revenue recognition policy is based. We monitor the operational statistics and usage patterns of our online game and modifies the expected life span when materially different.

Game points can be purchased at a discount if mobile phone game players purchase the game points with prepaid cards issued by mobile network operators or during promotional activities organized by us. We account for such discounts in accordance with ASC 605-50, Revenue Recognition: Customer Payments and Incentives. Such discounts are initially accounted for as a reduction of deferred revenue. As a result, deferred revenue includes the value of both discounted and undiscounted game points, which are subsequently recognized as revenue on a weighted average basis when we provide future services to enhance mobile phone game players’ playing experience.

Licensed games

We generate licensed games revenues from publishing mobile games developed by third-party game developers on our game platform or through download from third-party app stores.

We enter into contracts with and pay fixed license fees to third-party game developers to obtain licenses to publish the third-party developed games on our game platform or through third-party app stores. Licensed games are available for free on our game platform or third-party app stores. Mobile phone game players can purchase game points for virtual items and in-game premium features to enhance their game-playing experience. We contract with third-party payment platforms or third-party app stores for billing, collection and transmission services offered to mobile phone game players who have purchased game points. The third-party game developers, third-party payment platforms and third-party app stores are entitled to profit sharing based on a prescribed percentage of the gross amount charged to the mobile phone game players. Our obligation in the licensed games publishing service is completed upon the purchase of game points by the mobile game players. We determine whether to record licensed games revenues using the gross or net method of reporting in accordance with ASC 605-45. Determining whether revenue should be reported gross or net is based on an assessment of various factors, the primary factors being whether we are acting as the principal in offering services to the customer or whether we are acting as an agent in the transaction. We have determined that we are acting as the agent in the licensed games arrangement as we are not involved in the operation of the licensed game whilst the third-party game developer is the primary obligor in the arrangement, has latitude in establishing the selling price and has involvement in the determination of product specifications. Therefore, the net proceeds after deducting the amounts shared by the third-party game developers, third-party payment platforms and third-party app stores represent the amount of revenue to be recognized by us. The fixed license fees paid to the third-party game developers to obtain the publishing license was recognize as cost of revenues on a straight-line basis over the license period.

We collect information generated from our internal system on the number of game points sold each month to estimate the amount of collectable net proceeds and to recognize licensed games revenues. Differences between our estimates and the actual amounts confirmed by the third-party payment platforms or third-party app stores have historically been insignificant. Generally, within 30 to 60 days after the end of each month, we receive billing confirmations from each of the third-party payment platforms or third-party app stores confirming the amount of net proceeds to be received by us. We further share profits with the third-party game developers and recognizes licensed games revenues based on the net amount retained by us.

Collectability is considered reasonably assured as we deal with only reputable third-party payment platforms and third-party app stores and performs thorough credit assessment prior to entering into a business relationship with them. Historically, we have not experienced any significant defaults for payment.

Based on the above, we recognize the estimated net proceeds to be received from the third-party payment platforms and third-party app stores for the sale of game points of the licensed games net of the amount to be shared with the third-party game developers, using data generated from our internal system, as licensed games revenues upon delivery of game points to mobile phone game players.

Handset design

We generate handset design revenues from the provision of comprehensive handset design solutions to mobile phone manufacturers and mobile phone content providers. Handset design solutions include printed circuit board with operating system software and optional assembly service and mobile phone contents installation service. Printed circuit boards with operating system software are sold to mobile phone manufacturers for a fixed unit price. Mobile phone contents installation services are rendered to mobile phone content providers for a prescribed percentage of the mobile phone content providers’ net profits.

Printed circuit board with operating system software and optional assembly service

Printed circuit boards with operating system software and optional assembly services are multiple element arrangements comprising printed circuit boards, assembly services and operating system software specifically designed for the printed circuit boards. Since the operating system software is essential to the functionality of the printed circuit board, the transaction is outside the scope of software accounting guidance in ASC subtopic 985-605, or ASC 985-605, Software: Revenue Recognition, in accordance with ASU No. 2009-14, or ASU 2009-14, Certain Revenue Arrangements that Include Software Elements. Accordingly, we accounted for the sale of printed circuit boards with operating system software and optional assembly service as a multiple deliverables arrangement in accordance with ASU No. 2009-13, or ASU 2009-13, Revenue Recognition—Multiple-Deliverable Revenue Arrangements. Each of the printed circuit board, operating system software and assembly service represents a separate unit of accounting.

The mobile phone manufacturers sign an agreement with us, containing the significant terms of the sale of printed circuit board with operating system software to evidence that an arrangement exists. The agreement also stipulates whether the mobile phone manufacturers engage us to perform assembly service on the printed circuit board. We deliver the assembled printed circuit boards together with the operating system software installed to mobile phone manufacturers if we are engaged to perform assembly service; whereas we normally deliver the operating system software prior to the printed circuit board to the mobile phone manufacturers if we are not engaged to perform assembly service. Therefore, delivery of printed circuit boards with operating system software and optional assembly services occurs upon receipt and acceptance of all deliverables by the mobile phone manufacturers. We perform credit assessment on the mobile phone manufacturers prior to signing the agreements to ensure collectability is reasonably assured. The purchase price is fixed because the unit price is stipulated in the signed sales agreement and no concessions such as discounts, rebates, refunds or other price changes are provided subsequently. However, the mobile phone manufacturers only pay the agreed purchase price upon receipt of all of the deliverables in the arrangement. We outsource the assembly of printed circuit boards and installation of operating system software to original equipment manufacturers, or OEM, and pays manufacturing fees, which are recognized as cost of revenues, based on a prescribed fixed fee per unit manufactured.

In accordance with ASU 2009-13 and ASC subtopic 605-25, or ASC 603-25, Revenue Recognition: Multiple-Element Arrangements, the amount allocable to the delivered units or units of accounting is limited to the amount that is not contingent upon the delivery of additional items or meeting other specified performance conditions. Since the amount allocable to the operating system software is contingent upon the delivery of printed circuit board and the related assembly service, if any, revenues from the sale of printed circuit board with operating system software and optional assembly service are recognized only upon delivery of the final deliverable.

Mobile phone contents installation service

Mobile phone contents installation service does not require significant production, modification or customization of the mobile phone contents received from the mobile phone content providers. Persuasive evidence of the arrangement is documented in a contract signed by the mobile phone content providers and us. Delivery of mobile phone contents installation service occurs when the mobile phone contents are installed on the mobile device circuit boards by the OEM. The mobile phone contents installation service fees are fixed and non-refundable once the mobile phone content providers confirm their monthly net profits to us. Collectability is considered reasonably assured as we deal with only reputable mobile phone content providers and performs thorough credit assessment on the mobile phone content providers prior to entering into a business relationship with them. Historically, we have not experienced any significant defaults for payment. Accordingly, we recognize revenues from mobile phone contents installation services when the services are delivered and the fees are fixed upon receipt of the monthly net profits confirmations from mobile phone content providers.

Business taxes, value-added taxes and surcharges

We are subject to business taxes, value-added taxes and surcharges levied on services provided in the PRC. Business taxes, value-added taxes and surcharges for the years ended December 31, 2011, 2012 and 2013 were

RMB11.7 million, RMB9.1 million and RMB4.3 million (US$0.7 million), respectively. In accordance with ASC 605-45, we recognized revenues net of all such business taxes, value-added taxes and surcharges.

Share-Based Compensation

Share Option Grants

In accordance with ASC topic 718 (“ASC 718”), Compensation—Stock Compensation, we determine whether a share option or a restricted share unit (“RSU”) should be classified and accounted for as a liability award or an equity award. All grants of share options or RSUs to our employees classified as equity awards are measured at the grant date based on the fair value of the awards and are recognized as an expense, net of estimated forfeitures, over the requisite service period, which is generally the vesting period. All grants of share options to employees of VODone classified as equity awards are measured at fair value at the grant date and recognized as a one-time deemed dividend distribution to shareholder. All grants of share options or RSUs to employees classified as liability awards are remeasured at the end of each reporting period until the date of settlement, with an adjustment for fair value recorded to the current period expenses in order to properly reflect the cumulative expense based on the current fair value of the vested options or RSUs. We have elected to recognize share-based compensation for all awards with only service conditions using the straight-line method over the requisite service period. For share-based awards with performance conditions, compensation cost is recognized only if it is probable that the performance conditions will be achieved. We recognize share-based compensation for awards with performance conditions using the accelerated method if the awards are subject to graded vesting. For share-based awards that contain a market condition, the effect of the market condition is reflected in the grant-date fair value of the awards. Compensation cost is recognized for an award with a market condition when the requisite service is rendered, regardless of when the market condition is satisfied. We use the Black-Scholes option pricing valuation model, the binomial option pricing valuations model or the Monte Carlo simulation model in determining the fair value of different equity awards and liability awards granted.

We have made the following share option grants since 2010.

VODone Options

On November 4, 2010, VODone granted options to purchase 5,900,000 ordinary shares of VODone to certain of our employees at an exercise price of HK$2.25 (RMB1.93) per share. The 5,900,000 options are immediately vested and have a contractual life of three years. In accordance with ASC 718, the accounting grant date for options issued on November 4, 2010 was November 18, 2010, when VODone and the employees reached a mutual understanding of the key terms and conditions of the awards.

The share options granted by VODone to our employees are classified as equity awards which are measured based on the grant date fair value. Since the options were granted by VODone to our employees for their provision of service to us, the compensation cost is recognized in our financial statements with a corresponding credit to additional paid-in capital, representing VODone’s capital contribution. Since the share options are immediately vested, share-based compensation costs of RMB2.7 million for the 5,900,000 options granted were immediately recognized on November 18, 2010.

The grant date fair value of the equity awards granted by VODone to our employees was estimated using the Black-Scholes option pricing model with the following assumptions:

November 18, 2010
Risk-free interest rate	0.26%
Dividend yield	0.6%
Expected volatility range	53.12%
Weighted average expected life	1 year
Estimated forfeiture rate	—

The fair value of the options granted by VODone as of November 18, 2010 was estimated using the Black-Scholes option pricing model with the assistance of an independent valuation firm. The Black-Scholes option pricing model requires the input of highly subjective assumptions, including the expected stock price volatility, the expected price multiple at which the holder is likely to exercise stock options and the expected employee forfeiture rate. We use historical data and future expectations to estimate forfeiture rate. The volatility assumption of the VODone options was estimated based on implied volatility and historical volatility of VODone’s share price. The risk-free rate for periods within the contractual life of the options of VODone is based on yield in effect at the grant date on Exchange Fund Notes as indicated by the Hong Kong Monetary Authority. The dividend yield is based on the expected pay-out ratio. The fair value of the VODone shares was determined based on the closing market price of the VODone shares at the measurement date.

Options Granted to Employees

On February 6, 2012, we granted options under the 2011 Share Option Scheme to purchase 23,404,120 and 2,431,592 of our ordinary shares to our employers and employees of VODone, respectively, at an exercise price of US$0.605 per share. These share options have a contractual life of five years. Pursuant to the share option agreement, (i) 25% of the share options are vested and exercisable by each grantee on the first anniversary of the date of grant; and (ii) the remaining 75% of the share options are vested and exercisable by each grantee in 12 equal quarterly tranches beginning one calendar quarter after the first anniversary of the date of grant. Since VODone, our ultimate holding company, is a publicly listed company on the HK Stock Exchange, we and our subsidiaries are prohibited from granting share options with exercise prices lower than the new issue price of shares on listing unless otherwise approved or waived by the HK Stock Exchange.

In accordance with ASC 718, the accounting grant date for these share options was February 6, 2012, as we and the grantees reached a mutual understanding of the key terms and conditions of the awards when the grantees began to be adversely affected by subsequent changes in the price of our ordinary shares. The share options granted to our employees are classified as equity awards which are measured based on the grant date fair value. As a market condition in which the exercise price varies with the price of our ordinary shares is attached to the share options, the market condition was considered in the estimate of their grant-date fair value. The fair value of each of the share options granted by us was RMB0.95 at the grant date. Compensation cost for these awards with a market condition granted to our employees amounting to RMB22.2 million (US$3.6 million) is recognized ratably for each vesting tranche, using the accelerated attribution method, over the requisite service period regardless of whether the market condition is satisfied. RMB11.3 million and RMB5.7 million (US$0.9 million) was recorded as compensation cost with a corresponding credit to additional paid-in capital for the years ended December 31, 2012 and 2013, respectively.

ASC 718 does not apply to awards granted by an entity to employees of its controlling parent company. As a result, ASC 718 is not applicable to the share options granted by us to employees of VODone on February 6, 2012. However, since VODone, as our controlling parent, can always direct us to grant share based awards to its employees, we measured the fair value of the shares options granted to employees of VODone at the grant date and recognized that amount as a dividend to VODone without regard to whether the options are subject to vesting provisions. While this is not consistent with the measurement model for share based awards granted to nonemployees described in ASC topic 505-50, or ASC 505-50, Equity Equity Based Payments to Non-Employees, we considered the departure from ASC 505-50 was not unreasonable given that the grant of share options to employees of VODone was a capital transaction rather than compensation. Accordingly, the grant-date fair value of the share options granted to employees of VODone amounting to RMB2.3 million was recorded as a one-time deemed dividend distribution to shareholder for the year ended December 31, 2012.

On February 8, 2013, we granted options under the 2011 Share Option Scheme to purchase 970,100 ADS to certain of our employees at an exercise price of US$6.50 per ADS with a contractual life of five years. Pursuant to the share options agreement, (i) 25% of the share options are vested and exercisable on the first anniversary of the date of grant; and (ii) the remaining 75% of the share options are vested and exercisable in 12 equal quarterly tranches beginning one calendar quarter after the first anniversary of the date of grant. There is a service condition attached to the vesting of the option granted to the employees. RMB1.1 million (US$0.2 million) was recorded as compensation cost with a corresponding credit to additional paid-in capital for the year ended December 31, 2013.

On February 8, 2013, we granted options to purchase 2,539,495 and 200,000 shares with a contractual life of five years to an employee and a consultant who became our employee on March 20, 2013, respectively at an exercise price of US$0.605 per share with a contractual life of 5 years. Pursuant to the share option agreement, 25% of the share options are vested and exercisable on each of the first to fourth anniversary of the grant date if the grantees continue to provide service to our subsidiary and this subsidiary achieves predetermined performance conditions. There is a service condition in addition to a performance condition attached to the vesting of these options. In accordance with ASC 718, share-based compensation cost is not recorded before the performance condition is probable to be met. On March 6, 2013, we modified the performance condition for the first 25% of the options. Since the performance condition was probable to achieve both before and after the modification, the modification of the performance condition attached to the options was treated as a Type I probable-to-probable modification in accordance with ASC 718 on March 6, 2013. No incremental cost was resulted from the modification as the fair value of the modified award was the same as the fair value of the original award immediately before its performance condition was modified. RMB0.4 million (US$66,000) was recorded as compensation cost with a corresponding credit to additional paid-in capital for the year ended December 31, 2013.

Options granted to non-employees

On February 8, 2013, we granted options under the 2011 Share Option Scheme to purchase 60,000 ADS to a third-party individual consultant who provides consultancy service to us, at an exercise price of US$6.50 per ADS with a contractual life of five years. Pursuant to the share options agreement, (i) 25% of the share options are vested and exercisable on the first anniversary of the date of grant; and (ii) the remaining 75% of the share options are vested and exercisable in 12 equal quarterly tranches beginning one calendar quarter after the first anniversary of the date of grant. RMB0.3 million (US$51,000) was recorded as compensation cost with corresponding credit to additional paid-in capital for the year ended December 31, 2013.

The grant date fair value of the equity awards granted during the years ended December 31, 2012 and 2013 was estimated using the Monte Carlo simulation model and the binomial option pricing model, respectively, with the following assumptions:

	February 6, 2012	February 8, 2013
Risk-free interest rate	0.75%	0.79%~0.84%
Dividend yield	2.00%	—
Expected volatility rate	51.64%	49.43%~50.02%
Weighted-average expected life	5.00	5.00
Estimated forfeiture rate	—	—
Suboptimal exercise factor	Not applicable	2
Fair value of the Company’s ordinary shares	RMB3.25	US$0.24~US$0.66

Restricted Share Units

On August 24, 2011, we granted 1,220,000 RSUs, with a performance condition of an IPO attached, to certain senior management and directors at the subscription price of US$0.001 per share. On March 16, 2012, we granted 639,000 RSUs, with a performance condition of an IPO attached, to certain senior management and directors at a subscription price of US$0.001 per share. The transferability of the 1,220,000 and 639,000 RSUs is restricted. Pursuant to the RSU subscription agreements as amended, 25% of the RSUs would vest upon each of (i) the consummation of the listing of the Shares on the Nasdaq Global Market, or the listing; (ii) the first anniversary of the listing; (iii) the second anniversary of the listing; and (iv) the third anniversary of the listing. Except for the vesting conditions, other conditions of the RSUs remained unchanged. The modification of vesting conditions was intended to provide additional motivations to the employees. On September 25, 2012, we completed the listing and the performance condition attached to the RSUs was met.

As management considered the listing to be outside its control at the time of the grant date, the modification of the performance condition attached to the RSUs was treated as a Type IV improbable-to-improbable modification in accordance with ASC 718 on August 20, 2012. For a Type IV improbable-to-improbable modification, the original award was treated as cancelled in exchange for a new award. Accordingly, the grant-date fair values of the RSUs were ignored and the modification-date fair value of RMB3.68 (US$0.59) was measured, and the recognition of compensation cost was deferred until the performance condition of the Listing was met on September 25, 2012. RMB2.8 million and RMB2.5 million (US$0.4 million) were recorded as compensation cost with a corresponding credit to additional paid-in capital for the years ended December 31, 2012 and 2013.

As of December 31, 2013, total unrecognized compensation cost for the RSUs of RMB1.2 million (US$0.2 million), net of estimated forfeitures, is expected to be recognized over the weighted average period of 1.36 years. The total fair value of the RSUs vested during the year ended December 31, 2013 was RMB2.3 million (US$0.4 million).

Warrants

On February 7, 2013, we issued warrants to purchase 500,000 ADSs to an external consultant with an exercise price of US$8.50 per ADS in exchange for its financial advisory service. The exercise period commences on the date of issuance and expires on February 7, 2018. Pursuant to the warrant agreement, 250,000 warrants immediately vested upon issuance and the remaining 250,000 warrants will be vested on December 31, 2013 if we continue to retain the consultant as our financial advisor. However, we may at our sole discretion, terminate the consultant as our financial advisor without cause. On September 23, 2013, we terminated the consultant as our financial advisor and cancelled the second batch of the 250,000 unvested warrants. In accordance with ASC 505-50, the measurement date for the vested 250,000 warrants was February 7, 2013. The warrants issued to the consultant are classified as equity awards and measured based on the measurement date fair value of RMB0.01 per warrant. During the year ended December 31, 2013, 166,750 warrants were exercised.

On June 25, 2013, we issued fully-vested warrants to purchase 100,000 ADSs to an external consultant with an exercise price of US$12.92 per ADS in exchange for its financial advisory service. The exercise period commences on the date of issuance and expires on June 25, 2015. The exercise of these 100,000 warrants is subject to certain market conditions. In accordance with ASC 505-50, the measurement date for the vested 100,000 warrants was June 25, 2013. The warrants issued to the consultant are classified as equity awards and measured based on the measurement date fair value of RMB0.02 per warrant. On August 5, 2013, we issued 100,000 fully vested warrants to Champion Plus as payment for services rendered by Champion Plus on the issuance of the our ordinary shares in a private placement. Each warrant allows Champion Plus to purchase one ADS at US$10 per ADS. The exercise period commences six months after the issuance and expires on August 5, 2015. In accordance with ASC 505-50, the measurement date for the vested 100,000 warrants was August 5, 2013. The warrants issued to Champion Plus are classified as equity awards and measured based on the measurement date fair value of RMB0.04 per warrant. The total fair value of the warrants amounting to RMB3.6 million (US$0.6 million) was recognized as equity issuance cost, which was netted against the offering proceeds from the private placement.

On September 27, 2013, we issued fully-vested warrants to purchase 100,000 ADSs to an external consultant in exchange for its financial advisory service. Each warrant allows the consultant to purchase one ADS at US$15.6. The exercise period commences on the date of issuance and expires on September 27, 2015. The exercise of these 100,000 warrants is subject to certain market conditions. In accordance with ASC 505-50, the measurement date for the vested 100,000 warrants was September 27, 2013. The warrants issued to the consultant are classified as equity awards and measured based on the measurement date fair value of RMB0.01 per warrant.

Since all of the warrants granted, except for warrants to purchase 250,000 ADSs that were cancelled on September 23, 2013, were fully vested upon issuance, compensation expense of RMB6.6 million (US$1.1 million) was immediately recognized with a corresponding credit to additional paid-in capital on the respect grant date of the warrants during the year ended December 31, 2013.

Once performance is completed, the warrants were subject to the requirements of ASC topic 815, or ASC 815, Derivatives and Hedging, and be reclassified from equity to liability if they met the definition of derivative. In accordance with ASC sub-topic 815-40, or ASC 815-40, Derivatives and Hedging: Contracts in Entity’s Own Equity, if a contract could potentially be cash settled, and such settlement is not within the control of the issuer, the derivative is classified as an asset or liability, and changes in fair value are recognized in the statements of comprehensive income. We concluded that the warrants could only be physical settled but not net-cash settled. In addition, we evaluated ASC 815-40-15 and ASC 815-40-25-7 to ASC 815-40-25-35 and concluded that the warrants are indexed to the our own stock and meet all additional conditions for equity classification. Therefore, the warrants have been classified as equity since their respective issuance date.

All warrants were vested as of the date they were issued except for the 250,000 warrants cancelled on September 23, 2013. Nil and RMB6.6 million (US$1.1 million) was recognized as compensation expenses from the issuance of warrants with a corresponding credit to additional paid-in capital for the year ended December 31, 2012 and 2013, respectively.

The fair value of the warrants granted during the year ended December 31, 2013 at their respective issuance date was estimated by using the Black Scholes option pricing model or the binomial option pricing model with the following assumptions:

Risk-free interest rate	0.35%~1.25%
Expected dividend yield	—
Expected volatility range	44.49%~50.1%
Weighted average expected life	2 years
Suboptimal exercise factor	2
Estimated forfeiture rate	0%

Income Taxes

We follow the liability method of accounting for income taxes in accordance with ASC topic 740, or ASC 740, Income Taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities, net operating loss and tax credits carryforwards, using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. We record a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized.

We apply ASC 740 to account for uncertainty in income taxes. ASC 740 provides the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. We estimated liability for unrecognized tax benefits and the related interest and penalties are periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. In future periods, changes in facts, circumstances, and new information may require us to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur. We have elected to classify interest and penalties related to unrecognized tax benefits, if and when required, as part of income tax expense in the consolidated statements of comprehensive income.

Goodwill

Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of acquired businesses. In accordance with ASC topic 350, or ASC 350, Intangible – Goodwill and other, goodwill is not amortized, but rather is tested for impairment annually or more frequently if indicators of impairment present. We assign and assess goodwill for impairment at the reporting unit level. We determine that each reporting unit is identified at the component level, which is one level below the operating segment. The Dragon Joyce Group, OWX Group and 3GUU Group are identified as reporting units, as discrete financial information is available and segment management regularly reviews their operating results. Changes in the carrying amount of goodwill for the years ended December 31, 2012 and 2013 are as follows:

	Dragon Joyce Group	3GUU Group	OWX Group	Total
	RMB (in thousands)	RMB (in thousands)	RMB (in thousands)	RMB (in thousands)
Balance as of December 31, 2011	247,373	267,824	83,161	598,358
Goodwill acquired during the year	—	—	—	—
Impairment	—	—	(33,517)	(33,517)
Balance as of December 31, 2012	247,373	267,824	49,644	564,841
Goodwill acquired during the year	—	—	—	—
Impairment	—	—	—	—
Balance as of December 31, 2013	247,373	267,824	49,644	564,841
Balance as of December 31, 2013 in thousands of US$	40,863	44,241	8,201	93,305

The performance of the impairment test involves a two-step process. The first step of the impairment test involves comparing the fair value of the reporting unit with its carrying amount, including goodwill. Fair value is primarily determined by computing the future discounted cash flows expected to be generated by the reporting unit. If the carrying value exceeds the fair value, goodwill may be impaired. If this occurs, we perform the second step of the goodwill impairment test to determine the amount of impairment loss. The fair value of the reporting unit is allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit goodwill. If the carrying amount of the goodwill is greater than its implied fair value, the excess is recognized as an impairment loss. The annual goodwill impairment test is performed on December 31 of each year. No goodwill impairment loss was recognized for the years ended December 31, 2010 and 2011. For the year ended December 31, 2012, we adopted ASU No. 2011-08, or ASU 2011-08, Intangibles – Goodwill and other (ASC 350), pursuant to which we have the option to first assess qualitative factors to determine whether it is necessary to perform the two-step test. If we believe, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required.

As of December 31, 2012 and 2013, we performed the two-step goodwill impairment test on each of the reporting units. In estimating the fair value of each of the reporting units in the first step of the impairment test, significant management judgment was applied. We estimated the fair value of each of the reporting units using the income approach valuation methodology. The market-based valuation methodology is not considered appropriate because of the volatility of general market conditions as well as insufficient comparable companies. Under the income approach valuation methodology, estimates to determine the fair value of the reporting units include future operating results projected by us, discount rates, long-term sustainable growth rates and weighted average cost of capital, or WACC. The underlying assumptions used in the first step of the impairment test considered our market capitalization as of December 31, 2012 and 2013 as well as any impact from the current local operating environment in the PRC on the fair value of the reporting units. The fair value measurement is based on significant inputs that are not observable in the market and thus represents a Level 3 measurement as defined in ASC 820. The fair value estimates as of December 31, 2012 are based on the following assumptions:

	Dragon Joyce Group	OWX Group	3GUU Group
Discount rate	21.62%	21.77%	21.62%
Long-term sustainable growth rate	3%	3%	3%

The fair value estimates as of December 31, 2013 are based on the following assumptions:

	Dragon Joyce Group	OWX Group	3GUU Group
Discount rate	21.87%	25.03%	21.87%
Long-term sustainable growth rate	3%	3%	3%

As indicated by the market transition and decline in demand for handset design of feature phones, we determined that, as of December 31, 2012, the estimated fair value of the OWX Group reporting unit was less than its carrying value and performed the second step of the impairment test to determine the implied fair value of goodwill for the OWX Group reporting unit. The implied fair value of goodwill was determined by allocating the fair value of the reporting unit to all of the assets and liabilities including any unrecognized intangible assets of the reporting unit and compared to the carrying value of reporting unit goodwill to quantify the amount of impairment loss. For the year ended December 31, 2012, we recognized a goodwill impairment charge of RMB33.5 million (US$5.4 million).

The results of our annual impairment test as of December 31, 2012 indicated that the estimated fair values of the Dragon Joyce Group reporting unit and the 3GUU Group reporting unit exceeded their carrying values by 6.7% and 10.9%, respectively. The results of our annual impairment test as of December 31, 2013 indicated that the estimated fair values of the Dragon Joyce Group reporting unit, the 3GUU Group reporting unit and the OWX Group reporting unit exceeded their carrying values by 22%, 13% and 6%, respectively. We cannot guarantee that we will not record a material impairment charge in the future. Changes in our assumptions or estimates could materially affect the estimation of the fair value of a reporting unit and, therefore, could reduce the excess of fair value over the carrying value of a reporting unit and could result in goodwill impairment. Potential events and circumstances that could negatively affect the key assumption used in determining the fair value of a reporting unit may include (i) deterioration in overall economic conditions in future years (including increase in discount rates), (ii) business conditions or strategies changing from current assumptions, (iii) increased competition or loss of market share, or (iv) investors requiring high rates of return on equity investments in the marketplace.

Fair Value of Financial Instruments

Our financial instruments primarily include cash and cash equivalents, restricted cash, short-term investments, accounts receivables, other receivables, amounts due from related parties, contingently returnable consideration assets, short-term bank borrowings, accounts payable, amounts due to related parties and contingently redeemable ordinary shares. As of December 31, 2012 and 2013 the carrying values of these financial instruments, other than the contingently returnable consideration assets and contingently redeemable ordinary shares, approximated their fair values due to the short-term maturity of these instruments. The contingently returnable consideration assets were recorded at fair value as determined on the respective days of business acquisition and subsequently adjusted to the fair value at each reporting date. The contingently redeemable ordinary shares were initially recorded at issue price net of issuance costs. We recognize changes in the redemption value immediately as they occur and adjust the carrying value of the contingently redeemable ordinary shares to equal the redemption value at the end of each reporting period. We determined the fair values of the contingently returnable consideration assets with the assistance of an independent valuation firm.

We apply ASC topic 820, or ASC 820, Fair Value Measurements and Disclosures, in measuring fair value. ASC 820 defines fair value, establishes a framework for measuring fair value and requires disclosures to be provided on fair value measurement.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2—Include other inputs that are directly or indirectly observable in the marketplace.

Level 3—Unobservable inputs which are supported by little or no market activity.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach, (2) income approach, and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

As of December 31, 2012, we measure the fair value of the contingently returnable consideration assets using an income approach based on inputs that are unobservable in the market. As of December 31, 2013, we measure the fair value of the contingently returnable consideration assets based on our actual performance results.

Realized and unrealized gain for the years ended December 31, 2011, 2012 and 2013 was recorded as “Changes in fair value of contingently returnable consideration assets” in the consolidated statements of comprehensive income.

Internal Control Over Financial Reporting

During the preparation and external audit of our consolidated financial statements for the year ended December 31, 2013, we identified a material weakness in our internal control over financial reporting. The material weakness identified was identical to the one identified during the audit of our consolidated financial statements for the years ended December 31, 2010, 2011 and 2012. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of our company’s financial statements will not be prevented, or detected and corrected on a timely basis.

The material weakness identified related to insufficient personnel with U.S. GAAP expertise in the preparation and review of the financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirements. Following the identification of the material weakness, we have taken initiatives to improve our internal control over financial reporting and disclosure controls. For example, we have (i) provided and continue to provide additional training for our new and existing personnel by expanding the training program on U.S. GAAP financial statement preparation and financial reporting and (ii) hired additional staff with financial reporting experience. In particular, since the beginning of 2013 we have hired one finance manager, two assistant finance managers and one internal audit manager.

However, the implementation of these measures may not fully address the material weakness in our internal control over financial reporting. We are not able to estimate with reasonable certainty the costs that we will need to incur to implement these and other measures designed to improve our internal control over financial reporting. For risks relating to internal control over financial reporting, see “Risk Factors – Risks Related to Our Business – If we fail to maintain an effective system of internal control over financial reporting, we may lose investor confidence in the reliability of our financial statements.”

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Year Ended December 31,
	2011		2012		2013
	RMB	% of Revenue	RMB	% of Revenue	RMB	US$	% of Revenue
	(in thousands except for percentages)
Net revenues
Games	204,794	84.1	172,185	91.8	319,218	52,731	90.4
Handset design	38,694	15.9	15,408	8.2	33,789	5,582	9.6

Total net revenues	243,488	100.0	187,593	100.0	353,007	58,313	100.0

Cost of revenues
Games	(79,311)	(32.6)	(74,878)	(39.9)	(124,506)	(20,567)	(35.3)
Handset design	(29,037)	(11.9)	(16,852)	(9.0)	(31,491)	(5,202)	(8.9)

Total cost of revenues	(108,348)	(44.5)	(91,730)	(48.9)	(155,997)	(25,769)	(44.2)

Gross profit
Games	125,483	51.5	97,307	51.9	194,712	32,164	55.2
Handset design	9,657	4.0	(1,444)	(0.8)	2,298	380	0.6

Total gross profit	135,140	55.5	95,863	51.1	197,010	32,544	55.8

Operating expenses
Selling expenses	(7,561)	(3.1)	(15,838)	(8.4)	(110,954)	(18,328)	(31.4)
General and administrative expenses	(16,263)	(6.7)	(35,633)	(19.0)	(55,925)	(9,238)	(15.8)
Research and development expenses	(24,566)	(10.1)	(35,071)	(18.7)	(54,294)	(8,969)	(15.4)
Impairment of goodwill	—	—	(33,517)	(17.9)	—	—	—
Impairment of intangible assets	—	—	(10,910)	(5.8)	(2,613)	(432)	(0.7)
Listing expenses	—	—	(17,307)	(9.2)	—	—	—

Total operating expenses	(48,390)	(19.9)	(148,276)	(79.0)	(223,786)	(36,967)	(63.4)

Operating income (loss)	86,750	35.6	(52,413)	(27.9)	(26,776)	(4,423)	(7.6)
Interest income	927	0.4	1,474	0.8	3,322	549	0.9
Other income, net	293	0.1	451	0.2	25,654	4,237	7.3
Changes in fair value of contingently returnable consideration assets	39,446	16.2	27,326	14.6	24,366	4,025	6.9

Income (loss) before income taxes and noncontrolling interests	127,416	52.3	(23,162)	(12.3)	26,566	4,388	7.5
Income tax benefit	35,927	14.8	8,689	4.6	197	33	0.1

Net income (loss)	163,343	67.1	(14,473)	(7.7)	26,763	4,421	7.6

2013 Compared to 2012

Net Revenues. Our net revenues increased by 88.2% to RMB353.0 million (US$58.3 million) in 2013 from RMB187.6 million in 2012. This increase was primarily due to greater revenue contribution from both self-developed and licensed social games resulting from our continued marketing efforts, game development, licensing and operation.

•

Games. Our games revenue increased by 85.4% to RMB319.2 million (US$52.7 million) in 2013 from RMB172.2 million in 2012, primarily due to (i) an increase in the number of social games from 7 in 2012, to 72 in 2013, which drove an increase in the number of paying users. The increase in games revenue also related to our successful transition from developing feature phone games to developing and publishing smartphone games. The increase also reflected the growing popularity of smartphone games and also the success of our Joyful Da Ying Jia poker game and other popular light social games and card games; and (ii) an increase in revenue from licensed games from RMB33.1 million in 2012 to RMB179.6 million in 2013.

•

Handset design. Our handset design revenue increased by 119.3% to RMB33.8 million (US$5.6 million) in 2013 from RMB15.4 million in 2012, primarily due to a greater number of smartphones produced which had a higher unit price than feature phones.

Cost of Revenues. Our cost of revenues increased by 70.1% to RMB156.0 million (US$25.8 million) in 2013 from RMB91.7 million in 2012. This increase was largely in line with the increase in revenues.

•

Games. Our cost of revenues attributable to games increased by 66.2% to RMB124.5 million (US$20.6 million) in 2013 from RMB74.9 million in 2012. This increase was primarily because of an increase in amortization of intangible assets, including game licensing fees, and an increase in amounts paid to payment channels.

•

Handset design. Our cost of revenues attributable to handset design increased by 86.4% to RMB31.5 million (US$5.2 million) in 2013 from RMB16.9 million in 2012, primarily due to costs related to our increased production of smartphone handsets.

Gross Profit and Gross Margin. As a result of the foregoing, our gross profit increased by 105.4% to RMB197.0 million (US$32.5 million) in 2013 from RMB95.9 million in 2012. Our gross margin increased to 55.8% in 2013 from 51.1% in 2012. This increase is attributable primarily to growth in the games publishing business, as the amount paid to mobile game developers is netted off against revenue and not booked under cost of revenues. Moreover, the percentage of fixed amortization costs also decreased in relation to the increase in revenue.

•

Games. Our gross profit attributable to games increased by 100.1% to RMB194.7 million in 2013 from RMB97.3 million in 2012. Our gross margin attributable to games increased to 61.0% in 2013 from 56.5% in 2012.

•	Handset design. We had a gross profit attributable to handset design of RMB2.3 million in 2013, as compared to a gross loss of RMB1.4 million in 2012.

Operating Expenses. Our total operating expenses increased by 50.9% to RMB223.8 million (US$37.0 million) in 2013 from RMB148.3 million in 2012. This increase was primarily because of an increase in selling expenses.

•

Selling expenses increased by 602.5% to RMB111.0 million in 2013 from RMB15.8 million in 2012. This was primarily due to an expansion of online advertising activities, including increased game promotion through web platforms, app stores and agents. Selling expenses as a percentage of net revenues increased to 31.4% in 2013 from 8.4% in 2012.

•

General and administrative expenses increased by 57.0% to RMB55.9 million in 2013 from RMB35.6 million in 2012 primarily because of increased headcount to support our growing operations. General and administrative expenses as a percentage of net revenues decreased to 15.8% in 2013 from 19.0% in 2012.

•

Research and development expenses increased by 54.7% to RMB54.3 million in 2013 from RMB35.1 million in 2012 primarily because of increased research costs to support our transition into developing a greater number of smartphone social games. Research and development expenses as a percentage of net revenues decreased to 15.4% in 2013 from 18.7% in 2012.

Operating Loss. We had an operating loss of RMB26.8 million (US$4.4 million) in 2013 and RMB52.4 million in 2012.

Other Income. We had other income of RMB25.7 million (US$4.2 million) in 2013, compared to other income of RMB0.5 million in 2012. Other income in 2013 mainly represented (i) gain on a disposal of Douwan, a subsidiary engaged in the sale and development of mobile games, in 2013, (ii) gain on bargain purchase, relating to our acquisition of Vogins, for which the purchase consideration was lower than the fair value of the net assets acquired and liabilities assumed, and (iii) government grants.

Changes in Fair Value of Contingently Returnable Consideration Assets. Our changes in fair value of contingently returnable consideration assets was a gain of RMB24.4 million (US$4.0 million) in 2013, primarily due to an increase in the fair value of the consideration shares to be returned to VODone pursuant to the contingent conditions related to the acquisitions of the 3GUU Group. Beginning in 2014, we will no longer have changes in fair value of contingently returnable consideration assets related to our historical reorganization as the contingently returnable consideration assets were fully settled as of December 31, 2013.

Income Tax. We had an income tax benefit of RMB0.2 million (US$33,000) in 2013, compared to an income tax benefit of RMB8.7 million in 2012. Our effective tax rate was 0.75% in 2013, compared to -37.5% in 2012, primarily because we became profitable in 2013.

Net Income (Loss). As a result of the foregoing, we recorded net income of RMB26.8 million (US$4.4 million) in 2013, representing an increase of RMB41.3 million from the net loss of RMB14.5 million in 2012. Our non-GAAP net income, excluding (i) share-based compensation expenses, (ii) goodwill and intangible assets impairment loss and (iii) listing expenses, was RMB43.4 million (US$7.2 million) in 2013, compared with RMB61.3 million in 2012. See “Summary Consolidated Financial And Operating Data—Non-GAAP Financial Information” for important information about non-GAAP financial measures.

2012 Compared to 2011

Net Revenues. Our net revenues decreased by 23.0% to RMB187.6 million in 2012 from RMB243.5 million in 2011. This decrease was primarily because 2012 was largely a transitional year for us, as we concentrated on the research and development of our new generation of social games and expanding our publishing platform.

•

Games. Our games revenue decreased by 15.9% to RMB172.2 in 2012 from RMB204.8 million in 2011, primarily due to our decision to direct significant resources towards developing a new generation of Android and iOS-based social games and a market shift away from feature phones.

•

Handset design. Our handset design revenue decreased by 60.2% to RMB15.4 million in 2012 from RMB38.7 million in 2011, primarily due to the transitioning of our handset design focus from designing feature phones to smartphones, which resulted in fewer feature phone contracts.

Cost of Revenues. Our cost of revenues decreased by 15.3% to RMB91.7 million in 2012 from RMB108.3 million in 2011. This was primarily due to a decrease in the amount paid to agents who pre-install our feature phone games and a decline in distribution costs for smartphone games.

•

Games. Our cost of revenues attributable to games decreased by 5.6% to RMB74.9 million in 2012 from RMB79.3 million in 2011. This was primarily because of a decrease in the amount paid to agents who pre-install our feature phone games and a decline in distribution costs for smartphone games.

•

Handset design. Our cost of revenues attributable to handset design decreased by 42.0% to RMB16.9 million in 2012 from RMB29.0 million in 2011, primarily due to a decrease in component costs as sales orders decreased because of our transitioning from designing feature phones to smartphones.

Gross Profit and Gross Margin. As a result of the foregoing, our gross profit decreased by 29.1% to RMB95.9 million in 2012 from RMB135.1 million in 2011. Our gross margin decreased to 51.1% in 2012 from 55.5% in 2011. This decline is attributable primarily to the decline in gross margin attributable to handset design because of a decline in revenues compared to fixed costs.

•

Games. Our gross profit attributable to games decreased by 22.5% to RMB97.3 million in 2012 from RMB125.5 million in 2011. Our gross margin attributable to games decreased slightly to 56.5% in 2012 from 61.3% in 2011.

•

Handset design. We had a gross loss attributable to handset design of RMB1.4 million in 2012, as compared to a gross profit of RMB9.7 million in 2011. Our gross margin attributable to handset design decreased to -9.4% in 2012 from 25.0% in 2011, primarily because of a decline in revenues compared to fixed costs.

Operating Expenses. Our total operating expenses increased by 206.4% to RMB148.3 million in 2012 from RMB48.4 million in 2011. This increase was primarily because in 2012 we incurred impairment losses for goodwill and intangible assets, one-time listing expenses, share-based compensation expenses and greater research and development expenses. General and administrative expenses as a percentage of net revenues increased to 19.0% in 2012 from 6.7% in 2011 primarily due to share-based compensation expenses relating to share options and restricted share units we issued in February and March 2012, respectively, to incentivize management and research and development personnel. Research and development expenses as a percentage of net revenues increased to 18.7% in 2012 from 10.1% in 2011, primarily due to that we directed resources towards the development of our new generation of smartphone games and mobile Game Center application for Android-based smartphones. Selling expenses as a percentage of net revenues increased to 8.4% in 2012 from 3.1% in 2011, primarily due to increases in payroll for selling-related departments as we hired more people to grow our business.

During 2012, we recorded a non-cash impairment of goodwill of RMB33.5 million and a non-cash impairment of intangible assets of RMB10.9 million. Both impairment charges reflect a decline in the fair value of OWX Holding, our subsidiary engaged in the handset design business, the assets of which were mostly acquired in October 2010. The decline in the fair value is largely the result of transitioning the handset design business from feature phone to smartphone design, as prior to 2012 OWX Holding designed mainly feature phone handsets, and reflects our conservative estimate of the fair value of OWX. The fair value is estimated using the discounted cash flow model.

Operating Income (Loss). We had an operating loss of RMB52.4 million in 2012, which represents a decrease of 160.4% from an operating income of RMB86.8 million in 2011. As a result of the cumulative effect of the above factors, the operating margin decreased to -27.9% in 2012 from 35.6% in 2011.

Changes in Fair Value of Contingently Returnable Consideration Assets. Our changes in fair value of contingently returnable consideration assets was a gain of RMB27.3 million in 2012, primarily due to an increase in the fair value of the consideration shares to be returned to VODone pursuant to the contingent conditions related to the acquisitions of the 3GUU Group and the OWX Holding Group.

Income Tax. We had an income tax benefit of RMB8.7 million in 2012, compared to RMB35.9 million in 2011. Our effective tax rate was -37.5% in 2012, compared to -28.2% in 2011, primarily due to the reversal of deferred tax liabilities as a result of the full impairment of RMB10.9 million made to the intangible assets.

Net Income (Loss). As a result of the foregoing, we recorded a net loss of RMB14.5 million in 2012, represented a decrease by RMB177.8 million, or 108.9%, from the net income of RMB163.3 million in 2011. Our non-GAAP net income, excluding (1) share-based compensation expenses, (2) goodwill and intangible assets impairment loss and (3) listing expenses, was RMB61.3 million in 2012, compared with RMB164.2 million in 2011. See “Summary Consolidated Financial And Operating Data—Non-GAAP Financial Information” for important information about non-GAAP financial measures.

Selected Quarterly Results of Operations

The following table presents our unaudited consolidated quarterly results of operations for the four quarters ended December 31, 2013. You should read the following table in conjunction with our consolidated financial statements and the accompanying notes included elsewhere in this prospectus. We have prepared the unaudited consolidated quarterly financial information on the same basis as our audited consolidated financial statements. This unaudited consolidated financial information includes all adjustments, consisting of normal and recurring adjustments that we consider necessary for a fair representation of our financial position and results of operations for the quarters presented. Our operating results for any particular quarter are not necessarily indicative of our future results. Our limited operating history makes it difficult to predict future operating results. The historical quarterly results presented below are not necessarily indicative of the results that may be expected for any future quarters or periods.

	For the three months ended
	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013
	RMB	RMB	RMB	RMB
	(in thousands)
	(unaudited)
Net revenues
Games	29,019	54,319	89,163	146,717
Handset design	7,528	17,649	8,893	(281)[3]

Total net revenues	36,547	71,968	98,056	146,436

Cost of revenues
Games	(14,746)	(22,302)	(33,514)	(53,944)
Handset design	(7,205)	(16,757)	(7,431)	(98)

Total cost of revenues	(21,951)	(39,059)	(40,945)	(54,042)

Gross profit
Games	14,273	32,017	55,649	92,773
Handset design	323	892	1,462	(379)

Total gross profit	14,596	32,909	57,111	92,394

Operating expenses
Selling expenses	(7,563)	(17,257)	(34,221)	(51,913)
General and administrative expenses	(13,818)	(17,430)	(10,533)	(14,144)
Research and development expenses	(8,775)	(11,394)	(14,213)	(19,912)
Impairment of intangible assets	(2,613)	—	—	—

Total operating expenses	(32,769)	(46,081)	(58,967)	(85,969)

Operating (loss) income	(18,173)	(13,172)	(1,856)	6,425
Interest income	405	782	1,220	915
Other income, net	113	1,069	14,383	10,089
Changes in fair value of contingently returnable consideration assets	(2,804)	(777)	11,163	16,784

(Loss) income before income taxes and noncontrolling interests	(20,459)	(12,098)	24,910	34,213
Income tax (expenses) benefit	(1,133)	(482)	729	1,083

Net income (loss)	(21,592)	(12,580)	25,639	35,296

3	Negative revenue for handset design in the fourth quarter of 2013 was due to changes in foreign exchange that were re-calculated in the fourth quarter of 2013. Our Hong Kong subsidiary engaged in the handset design business used US dollars as its functional currency.

Our net revenues increased in each consecutive quarter of 2013 as we increased the number of our social games and transitioned from mainly developing feature phone games to publishing and developing successful smartphone games. This transition was driven by the increasing popularity of smartphone games and increased revenue we receive from licensed games. Our cost of revenue increased in each consecutive quarter of 2013, primarily because of an increase in amortization of intangible assets, including game licensing fees, and an increase in amounts paid to payment channels.

Our operating expenses increased in each consecutive quarter of 2013, primarily because of an increase in selling expenses. Our selling expenses increased due to an expansion of online advertising activities, including increased game promotion through web platforms, app stores and agents. This increased reliance on online platforms is related to our transition to developing and publishing a greater number of smartphone games which are accessed through those platforms rather than through pre-installations. Our general and administrative expenses fluctuated because of changes in share-based compensation expenses while other general and administrative items remained relatively stable. Our research and development expenses increased as we incurred greater headcount to develop smartphone games.

We had a net loss for the first two quarters of 2013 and net income for the third and fourth quarters of 2013. The shift from net loss to net income was primarily due to increased revenue which was partially offset by increases in cost of revenue and operating expenses.

Our quarterly results of operations are less affected by seasonal trends and more by the life span and the build-up and phase-out periods of our mobile games. We generally experience lower user traffic and acquire fewer new users for our games during the build-up and phasing-out periods of the games. Many of our new games, especially social games, sometimes require significant build-up periods during which players are first introduced to the games and the games increase in popularity among our players. See “Risk Factors—Risks Related to Our Business—Our new games may not be commercially successful and we may not be able to attract new players.”

Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods indicated.

	For the Year Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
	(in thousands)
Net cash generated from (used in) operating activities	108,461	47,815	(60,663)	(10,021)
Net cash generated from (used in) investing activities	(16,584)	(100,051)	(77,561)	(12,812)
Net cash generated from (used in) financing activities	(8,400)	(6,272)	260,427	43,019
Exchange rate effect on cash and cash equivalents	(278)	7	(1,813)	(299)
Net increase/(decrease) in cash and cash equivalents	83,199	(58,501)	120,390	19,887
Cash and cash equivalents at beginning of the period	104,038	187,237	128,736	21,266
Cash and cash equivalents at end of the period	187,237	128,736	249,126	41,153

We have financed our operations primarily through cash from operations. We did not have any short-term or long-term bank borrowings outstanding as of December 31, 2011 and 2012. As of December 31, 2013, we had RMB14.0 million (US$2.3 million) in outstanding short-term borrowings that were fully repaid in January 2014. As of December 31, 2011, 2012 and 2013, we had RMB187.2 million, RMB128.7 million and RMB249.1 million (US$41.2 million), respectively, in cash and cash equivalents. Our cash position declined from 2011 to 2012 primarily due to a decrease in cash generated from operating activities and due to an increase in cash used in investing activities relating in part to the deposit of RMB45 million in short-term deposits to generate higher interest income. Our principal uses of cash were historically consisted of working capital. Our cash position improved from 2012 to 2013 primarily due to proceeds raised through private offerings of equity. Our cash and cash equivalents consist of cash on hand and bank deposits placed with commercial banks in China and Hong Kong.

We believe that our current levels of cash balances and cash flows from operations will be sufficient to meet our anticipated cash needs to fund our operations for at least the next 12 months. In addition, we may need additional cash resources in the future if we experience adverse business conditions or other developments or if we find and wish to pursue opportunities for investment, acquisitions, strategic cooperations or other similar actions.

Since we are a holding company, our ability to pay dividends and meet other cash needs relies principally on the dividends paid by our PRC subsidiaries. A part of our business also depends on service fees and management fees payable by our VIEs, to our WFOEs under the technology services agreements, market promotion agreements and supplementary agreements between our VIEs and our WFOEs. Earnings of our PRC subsidiaries would be paid to our offshore intermediate holding companies, and from these companies to us, mainly through dividend distributions. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. As of December 31, 2013, our PRC subsidiaries had an aggregate accumulated profit of RMB169.9 million (US$28.1 million) as determined under the applicable Chinese accounting standards, consisting of RMB83.6 million (US$13.8 million) accumulated losses from certain PRC subsidiaries. The primary difference between accumulated profits calculated pursuant to PRC accounting standards and regulations as compared to accumulated profits calculated pursuant to U.S. GAAP as presented in the Company’s financial statements relates to the recognition of liabilities for unrecognized tax benefits and the related interest and penalties in accordance with ASC 740 under U.S. GAAP. Our relevant PRC subsidiaries are not able to distribute dividends to us until the accumulated losses have been made up.

The aggregate undistributed earnings of our PRC subsidiaries that are available for distribution to non-PRC tax resident parent companies are considered to be indefinitely reinvested under ASC 740 and, therefore, we did not incur a tax liability charge for these undistributed earnings. As of December 31, 2013, the amount of such undistributed earnings was RMB229 million (US$38 million). If our PRC subsidiaries were to distribute all of these earnings to their respective non-PRC tax resident parent companies, such distributions would be subject to PRC withholding tax of up to 10%. The undistributed earnings generated before January 1, 2008 are exempt from PRC withholding tax if distributed to the foreign investor in 2008 or later. For a detailed discussion with respect to the PRC withholding tax impact associated with the repatriation of undistributed earnings of our PRC subsidiaries, see “Risk factors—Risks Related to Doing Business in China—The New EIT Law will affect tax exemptions on dividends to be paid by our PRC subsidiaries to us through our Hong Kong subsidiaries and we may not be able to obtain certain treaty benefits under the relevant tax treaty.”

In addition, each of our subsidiaries and our VIEs in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. These reserves are not distributable as cash dividends. The amounts restricted include paid-in capital and general or statutory reserve funds of our PRC subsidiaries and the net assets of the VIEs, as determined pursuant to PRC generally accepted accounting principles, totaled RMB158 million (US$26 million) as of December 31, 2013. Furthermore, if our subsidiaries in China incur debt on their own behalf in the future, the instruments governing the debt may restrict the ability of our PRC subsidiaries to pay dividends and make other distributions to us.

Under PRC law, the foreign currency loans borrowed by our PRC subsidiaries from us or other foreign lenders should not exceed the differences between their respective approved total investment amount and registered capital, and must be registered with SAFE. Furthermore, any capital contributions we make to our PRC subsidiaries must be approved by MOFCOM or its local counterparts. These limits may be increased in correspondence with the increases of the total investment amounts and registered capitals of our PRC subsidiaries, subject to the PRC governmental approvals and registrations. Currently, we do not expect that the amount of foreign exchange loans to be incurred by our PRC subsidiaries will exceed the above limit in the foreseeable future. However, should the amount of foreign currency loans we need to borrow exceed the limit, we cannot assure you that we will be able to obtain these governmental approvals or registrations on a timely basis, if at all. Failure to obtain these governmental approvals or registrations could limit our ability to fund our PRC operations, which could adversely and materially affect our liquidity and our ability to fund and expand our business. We may need to seek alternative funding sources. See “Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to, and direct investments in, PRC entities by offshore holding companies may delay or prevent us from using the proceeds of any offering to make loans or capital contributions to our PRC operating subsidiaries, which could materially adversely affect our liquidity and ability to fund and expand our business.”

In addition, our PRC legal counsel, Guantao Law Firm, is of the opinion that prior CSRC approval for the distribution was not required because we are not an offshore special purpose vehicle controlled directly or indirectly by PRC companies or individuals as defined by the New M&A Rules. If the CSRC or other PRC regulatory agencies subsequently determine that prior CSRC approval was required under the M&A Rules for the listing and trading of the ADSs on the Nasdaq Global Market, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies, which could materially adversely affect the timing of any future registered offering and our ability to fund our PRC subsidiaries. See “Risk Factors—Risks Related to Doing Business in China—The approval of the China Securities Regulatory Commission, or the CSRC, might have been required in connection with the listing and trading the ADSs on the Nasdaq Global Market.”

Operating Activities

Net cash used in operating activities was RMB60.7 million (US$10.0 million) in 2013, while our net income was RMB26.8 million (US$4.4 million). The difference was primarily due to increases in prepayments and other current assets of RMB72.2 million (US$11.9 million) related to prepaid marketing expenses as well as prepayments made to content providers for additional games, as well as increase in accounts receivable of RMB88.3 million (US$14.6 million) corresponding with increases in revenue. These were partially offset by an increase in accounts payable of RMB53.8 million (US$8.9 million) related to increases in revenue and the expansion of our publishing business, as well as amortization of intangible assets of RMB22.7 million (US$3.8 million). The amortization of intangible assets primarily reflects the amortization of game license fees.

Net cash from operating activities was RMB47.8 million in 2012, while our net loss was RMB14.5 million. The difference was primarily due to adjustments for a loss on impairment of goodwill of RMB33.5 million and a loss on impairment of intangible assets of RMB10.9 million, as well as an adjustment of amortization of intangible assets of RMB23.6 million. Both the impairments of goodwill and intangible assets reflect a decline in the fair value of OWX Holding resulting largely from transitioning our handset design business from feature phone to smartphone design. These were partially offset by changes in the fair value of contingently returnable consideration assets of RMB27.3 million due to an increase in the fair value of the consideration shares to be returned to VODone pursuant to the contingent conditions related to the acquisitions of the 3GUU Group and the OWX Holding Group.

Net cash from operating activities was RMB108.5 million in 2011, while our net income was RMB163.3 million. The difference was due primarily to an adjustment of amortization of intangible assets of RMB19.7 million and a decrease in amounts due from related parties of RMB16.6 million due to fewer transactions going through Kuailefeng as we transferred their players to us and a number of service providers ceasing to be our related parties, offset by adjustments to changes in fair value of contingently returnable consideration assets to RMB39.4 million due to that a greater amount than expected of the consideration shares from our acquisitions of Dragon Joyce Group and OWX Holding Group were returned to VODone and an increase in accounts receivable of RMB19.1 million due to increased receivable from service providers because China Mobile lengthened its payment period to our service providers from an average of 70 to 80 days in 2010 to an average of 120 to 150 days in 2011.

Investing Activities

Net cash used in investing activities was RMB77.6 million (US$12.8 million) in 2013 primarily due to acquisition of intangible assets of RMB50.1 million (US$8.3 million) relating to the acquisition of additional games, the acquisitions of property and equipment of RMB14.3 million relating to the purchases of additional equipment and establishment of new offices, and an outflow of RMB6.8 million (US$1.1 million) relating to purchases of short-term investments netted off of the maturity of short-term investments.

Net cash used in investing activities was RMB100.1 million in 2012 primarily due to purchases of short-term investment of RMB45.0 million, which consisted of short-term fixed rate bank deposits, and investments in long-term assets of RMB40.0 million, which consisted largely of prepayment for the use of distribution channels.

Net cash used in investing activities was RMB16.6 million in 2011 primarily due to our acquisition of property and equipment of RMB5.0 million for the purchases of additional equipment and renovation of certain of our newly-leased office spaces and our acquisition of intangible assets of RMB11.6 million for the acquisition of additional games.

Financing Activities

Net cash from financing activities was RMB260.4 million (US$43.0 million) in 2013, due to proceeds from issuance of ordinary shares of RMB256.3 million (US$42.3 million) related to private placements of our ordinary shares.

Net cash used in financing activities was RMB6.3 million in 2012, due to dividends paid of RMB63.0 million in February 2012 and payment for listing costs of RMB17.3 million, relating to the listing of our ordinary shares on the Nasdaq Global Market in September 2012, and were partially offset by cash received from the issuance of contingently redeemable ordinary shares of RMB73.8 million, relating to shares issued to Core Tech and PVG for subscription of our ordinary shares pursuant to the share purchase agreement with Mediatek.

Net cash used in financing activities was RMB8.4 million in 2011, due to dividend paid in December 2011 for the purpose of distributing the undistributed retained earnings of the OWX Group to their respective shareholders.

Capital Expenditures

We had capital expenditures of RMB16.6 million in 2011, RMB42.0 million in 2012 and RMB64.5 million (US$10.7 million) in 2013. In 2013, our capital expenditures related to purchases of property and equipment related to the establishment of new offices and an increase in the acquisition of intangible assets related to game licensing fees.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholder’s equity, or that are not reflected in our consolidated combined financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Contractual Obligations

The following table sets forth our contractual commitments as of December 31, 2013.

	Payment Due by Period
Contractual Obligations	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	(In thousands of RMB)
Operating lease commitments	35,370	—	29,651	5,719	—

The operating lease obligations relate to lease agreements with lessors of our offices in China, including offices in Beijing, Guangzhou and Shenzhen, under leases with terms ranging from one to five years. Other than the contractual obligations set forth above, we do not have other material commitments or long-term obligations as of December 31, 2013.

Quantitative and Qualitative Disclosure about Market Risk

Foreign Exchange Risk

Our revenues and purchases from our PRC subsidiaries and our VIEs are primarily denominated in Renminbi. Our assets and liabilities are also denominated in Renminbi, except for cash held in other currencies, which included US$7.2 million as of December 31, 2012. As a result, fluctuations in the exchange rates between the U.S. dollar and Renminbi may affect our results of operations and financial condition, but not significantly. The Renminbi’s exchange rate with the U.S. dollar is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under this policy, the Renminbi was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For almost two years after reaching a high against the U.S. dollar in July 2008, the Renminbi traded within a narrow band against the U.S. dollar, remaining within 1% of its July 2008 high. As a consequence, the Renminbi fluctuated sharply since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. In June 2010, the PRC government announced that it would increase the Renminbi exchange rate flexibility and since that time the Renminbi has gradually appreciated against the U.S. dollar. However, it remains unclear how this flexibility might be implemented. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in greater fluctuation of the Renminbi against the U.S. dollar.

To the extent that we need to convert U.S. dollars we receive from financing activities into the Renminbi for our operations or other uses within the PRC, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. On the other hand, a decline in the value of the Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the value of your investment in our company and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the prices of ADSs. As of December 31, 2013, we had U.S. dollar-denominated cash balances of US$7.3 million. Assuming we had converted the US$7.3 million into the Renminbi at the exchange rate of US$1.00 for RMB6.0537 as of December 31, 2013, this cash balance would have been RMB44.2 million. Assuming a 5% appreciation of the RMB against the U.S. dollar, this cash balance would have decreased to RMB42.1 million (US$7.3 million).

Interest Rate Risk

Our exposure to interest rate risk primarily relates to finance income generated by excess cash invested in demand deposits with original maturities of three months or less. We have not used any derivative financial instruments to manage our interest risk exposure. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in interest rates. However, our future finance income may be lower than expected due to changes in market interest rates.

Inflation Risk

In recent years, inflation has not had a material impact on our results of operations. According to the National Bureau of Statistics of China, China’s Consumer Price Index increased by 5.4%, 2.6% and 2.6% in 2011, 2012 and 2013, respectively. If inflation rises, it may materially and adversely affect our business.

Credit Risk

As of December 31, 2013, a portion of our cash was deposited in financial institutions located in the PRC, which management believes are of high credit quality. We have not experienced any losses on deposits of cash and cash equivalents.

Accounts receivable are typically unsecured and derived from revenue earned from customers and agents in the PRC, which are exposed to credit risk. The risk is mitigated by credit evaluations we perform on our counterparties and our ongoing monitoring process of outstanding balances. 19% and 14% of total net revenues were derived from one customer from games segment, namely China Mobile Communications Corporation Jiangsu Ltd., for the years ended December 31, 2011 and 2012, respectively. Approximately 20% of total net revenues were derived from two customers from games segment, namely China Mobile Communications Corporation Jiangsu Ltd., and Shenzhen Vichit Technology Co., Ltd. for the year ended December 31, 2013.

Recently Issued Accounting Pronouncements

In July 2013, the Financial Accounting Standards Board issued ASU No. 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists, which concludes an unrecognized tax benefit should be presented as a reduction of a deferred tax asset when settlement in this manner is available under the tax law. The amendments are effective for reporting periods beginning after December 15, 2013. Early adoption is permitted. We do not expect the adoption of ASU No. 2013-11 will have a significant effect on our consolidated financial statements.

OUR RELATIONSHIP WITH VODONE

We were a business unit within VODone, a company listed on the Main Board of the Hong Kong Stock Exchange, prior to our reorganization as a separate subsidiary of VODone. VODone is a state-affiliated leading new media company in China that operates a nation-wide audio-video broadband transmission platform for China, delivering a range of cross media telecommunications contents and value-added services through the Internet. In addition to self-produced programs and contents, such as news clippings, VODone also engages in content management and provision of advertising services and lottery related business in China.

Our Relationship with VODone Following this Offering

Upon the completion of this offering, VODone will continue to be our controlling shareholder, with a shareholding of 43.1% of the combined total of our outstanding Class A and Class B ordinary shares, and control of 78.4% of the voting power of the combined total of our outstanding Class A and Class B ordinary shares (assuming no exercise by the underwriters of their over-allotment option).

Non-Compete Agreement

On October 21, 2011, we entered into a Non-Compete Agreement with VODone under which VODone agreed not to engage or assist any of its subsidiaries in engaging in the mobile game development and operation or the handset design business in China without our consent. Although VODone may purchase or acquire up to 20% of any class of securities of any enterprise that is in business competition with us, it may not participate in the activities of that enterprise if such securities are listed on a stock exchange. In addition, VODone agreed not to, and to procure its subsidiaries not to, solicit our employees and clients. The Non-Compete Agreement will terminate on the earliest of (i) five years after the completion of listing of our shares, (ii) when VODone owns less than 30% of our outstanding share capital on a fully diluted basis, or (iii) the date on which our shares or ADSs cease to be listed on a stock trading market anywhere in the world. As a result, we are the sole mobile game company in the VODone group.

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company and our affairs are governed by our amended and restated memorandum and articles of association and the Companies Law of the Cayman Islands and the common law of the Cayman Islands. A Cayman Islands exempted company is a company that conducts its business outside of the Cayman Islands and as such is exempted from certain requirements of the Companies Law.

As of December 31, 2013, our authorized share capital was US$1,000,000 divided into 750,000,000 Class A ordinary shares and 250,000,000 Class B ordinary shares. Both classes of shares have a par value of US$0.001 per share.

The following are summaries of material provisions of amended and restated memorandum and articles of association and the Companies Law as they relate to the material terms of our ordinary shares.

Exempted Company

We are an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

a)	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

b)	an exempted company is not required to open its register of members for inspection;

c)	an exempted company does not have to hold an annual general meeting;

d)	an exempted company may in certain circumstances issue no par value, negotiable or bearer shares;

e)	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

f)	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

g)	an exempted company may register as a limited duration company; and

h)	an exempted company may register as a segregated portfolio company.

Ordinary Shares

General

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. All of our outstanding ordinary shares are fully paid. Certificates representing the ordinary shares are issued in registered form, meaning they are not negotiable. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares.

Dividends

The holders of our ordinary shares are entitled to receive such dividends as may be declared by our board of directors subject to our memorandum and articles of association and the Companies Law. Dividends may be paid only out of profits, which include net earnings and retained earnings undistributed in prior years, and out of share premium, a concept analogous to paid-in surplus in the United States. No dividend may be declared and paid unless our directors determine that immediately after the payment, we will be able to satisfy our liabilities as they become due in the ordinary course of business and we have funds lawfully available for such purpose.

Conversion

Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder (as defined in our articles of association), such Class B ordinary shares shall be automatically and immediately converted into the equal number of Class A ordinary shares.

Voting Rights

In respect of matters requiring shareholders’ vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to five votes. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of our board of directors or by any one or more shareholders who together hold 10% of our paid up voting share capital present in person or by proxy.

A quorum required for a meeting of shareholders consists of one or more shareholders who hold in aggregate at least one-third of our paid up voting share capital at the meeting present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. Although not required by the Companies Law or our amended and restated memorandum and articles of association, we expect to hold shareholders’ meetings annually and such meetings may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding in aggregate at least ten percent of our ordinary shares. Advance notice of at least seven clear calendar days is required for the convening of our annual general meeting and other shareholders meetings.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the ordinary shares cast in a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all of our shareholders, as permitted by the Companies Law and our amended and restated memorandum and articles of association. A special resolution will be required for important matters such as a change of name or making changes to our memorandum and articles of association.

Transfer of Ordinary Shares

Subject to the restrictions in our amended and restated memorandum and articles of association, as listed below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any ordinary share unless:

•

the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of ordinary shares;

•	the instrument of transfer is properly stamped, if required;

•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; or

•	the ordinary shares transferred are free of any lien in favor of us.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

Liquidation

Pursuant to our memorandum and articles of association, on a winding up, the assets available for distribution among shareholders will be distributed in the following order:

a)	for so long as they hold shares, Core Tech Resources Inc. and PVG Venture Capital Partners (Wuxi), Limited Partnership shall be entitled to receive, prior and in preference to any distribution of our surplus assets to the other shareholders, an amount equal to 100% of the initial purchase price per share held by them. If the assets available for distribution among shareholders is insufficient to permit the payment to Core Tech and PVG of the full amount due, then our entire assets available for distribution among shareholders shall be distributed ratably among Core Tech and PVG in proportion to the number of shares held by each of them; and

b)	after distribution to Core Tech and PVG as required in the preceding paragraph, all of our remaining assets available for distribution among shareholders, if any, shall be distributed ratably among holders of ordinary shares (including Core Tech and PVG, for so long as they hold shares) on a pro rata basis.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The ordinary shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

Redemption of Ordinary Shares

Under the Companies Law, we may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by a special resolution of our shareholders provided:

a)	no share can be redeemed unless it is fully paid up;

b)	no share can be redeemed such that there are no shares outstanding; and

c)	no share can be redeemed after we have commenced liquidation.

The payment of the redemption price may be made out of profits, or, subject to us being able to pay our debts as they fall due in the ordinary course of business immediately after such payment, be made out of the share premium account or capital (including capital redemption reserve).

Variations of Rights of Shares

All or any of the special rights attached to any class of shares may, unless otherwise provided by the terms of issue of the shares of that class, be varied either with the unanimous written consent of the holders of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find More Information.”

Changes in Capital

Our shareholders may from time to time by ordinary resolutions:

•	increase our share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;

•	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

•	convert all or any of our paid up shares into stock and reconvert that stock into paid up shares of any denomination;

•

sub-divide our existing shares, or any of them into shares of an amount smaller than the amount fixed by our amended and restated memorandum and articles of association provided that in the subdivision the proportion between the amount paid and the amount, if any unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived;

•

cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

Subject to the Companies Law, our shareholders may by special resolution reduce our share capital and any capital redemption reserve in any manner authorized by law.

Register of Members

Under Cayman Islands law, we must keep a register of members and there shall be entered therein:

a)	the names and addresses of the members, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member;

b)	the date on which the name of any person was entered on the register as a member; and

c)	the date on which any person ceased to be a member.

Under Cayman Islands law, the register of members of our company is prima facie evidence of the matters set out therein (i.e. the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members shall be deemed as a matter of Cayman Islands law to have legal title to the shares as set against its name in the register of members. Upon the closing of this offering, the register of members shall be immediately updated to reflect the issuance of the Class A ordinary shares of our company to The Bank of New York Mellon as the depositary. Once our register of members has been updated, the shareholders recorded in the register of members shall be deemed to have legal title to the shares set against their names.

If the name of any person is, without sufficient cause, entered in or omitted from the register of members, or if default is made or unnecessary delay takes place in entering on the register the fact of any person having ceased to be a member, the person or member aggrieved or any member or the company itself may apply to the court for an order that the register be rectified.

History of Securities Issuances

The following is a summary of our securities issuances since our incorporation on January 20, 2011.

Ordinary Shares

On February 26, 2011, we issued one ordinary share (without taking into account the 1,000-for-1 share split effected on August 22, 2011) to VODone for nominal consideration. On August 23, 2011, we issued to VODone a total of 2,500,000 ordinary shares at par value. On August 23, 2011, we issued to:

•	Dragon Joyce a total of 106,500,000 ordinary shares for its 100% equity interests in each of Beauty Wave and China Wave;

•

King Reach Limited and Greatfaith Group Limited 38,000,000 and 7,600,000 ordinary shares, respectively, for nominal consideration at VODone’s instruction for its acquisition of 24.82% and 4.96% equity interests in Dragon Joyce held by King Reach Limited and Greatfaith Limited, respectively;

•	OWX Holding 43,500,000 ordinary shares for its 100% equity interests in OWX HK;

•	Realphone Technology Co., Ltd 18,600,000 ordinary shares for nominal consideration at VODone’s instruction for its acquisition of 29.35% equity interests in OWX Holding;

•	Action King 59,999,000 ordinary shares in exchange for its 69.58% equity interests in 3GUU BVI; and

•	Trilogic 25,800,000 ordinary shares in exchange for its 29.82% equity interests in 3GUU BVI.

See “Our Corporate History and Structure—Our Reorganization.”

On October 29, 2011, we issued 114,775 of our ordinary shares to each of Dr. Zhang and Mr. Sin in exchange for their 7,958.91 shares in 3GUU BVI.

On May 11, 2012, we issued 15,450,144 and 11,035,817 shares to Core Tech and PVG, respectively, for consideration of US$7 million and US$5 million, pursuant to a share purchase agreement between us, VODone, MediaTek, Core Tech and PVG dated March 21, 2012.

On August 15, 2012, OWX Holding transferred 20,472,166 ordinary shares to VODone.

We issued and sold an aggregate of 2,500,000 ADSs at US$10.00 per ADS, for gross proceeds of US$25 million before deducting offering expenses, to Champion Plus Group Limited, or Champion, a subsidiary of Zennon Capital Partners, L.P., and Grand Synergy Limited, a subsidiary of New World Strategic Investment Limited, in a private placement. Champion also received warrants to purchase up to an aggregate of 100,000 ADSs that are exercisable at any time commencing six months after the closing date and over a two year period. The transaction closed in August 2013.

In November 2013, we issued 1,035,000 ADSs to ICBC Credit Suisse Asset Management (International) Company Limited, acting as the investment manager for the National Council for Social Security Fund, for consideration of US$15 million, representing 3.7% of our issued share capital as of November 29, 2013. In connection with this sale of our securities, we provided the National Council for Social Security Fund certain registration rights. See “—Registration Rights.”

In November 2013, we issued 88,000 ADSs to ICBC Credit Suisse Asset Management Co., Ltd., acting as the investment manager for ICBCCS Global China Opportunity Equity Fund, for consideration of US$1.3 million, representing 0.3% of our issued share capital as of November 29, 2013. On the same date, we issued 10,350 ADSs to ICBC Credit Suisse Asset Management (International) Company Limited for consideration of US$150,075, representing 0.004% of our issued share capital as of November 29, 2013.

Share-Based Compensation

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Share-Based Compensation.”

Registration Rights

In connection with our sale of ADSs to ICBC Credit Suisse Asset Management (International) Company Limited, acting as the investment manager for the National Council for Social Security Fund, we provided the National Council for Social Security Fund registration rights with respect to the purchased securities. In particular, we have agreed to file a registration statement on Form F-3 when requested by the National Council for Social Security Fund at such time as requested.

As part of the consideration paid to an external consultant we issued warrants representing 250,000 ADSs in February 2013. The warrants have all been exercised. The warrant agreement contains certain piggyback registration rights which give the consultant the ability to register the ADSs issued from the exercise of the warrants when we propose to register our shares on Form F-3, subject to certain exception.

Differences in Corporate Law

The Companies Law of the Cayman Islands is modeled after that of English Companies legislation but does not follow recent English statutory enactments. In addition, the Companies Law differs from laws applicable to Delaware corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in Delaware and their shareholders.

Mergers and Similar Arrangements

The Companies Law permits mergers and consolidations between Cayman Islands companies and mergers and acquisitions between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company.

In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and published in the Cayman Islands Gazette. Dissenting shareholders have the right to receive the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must, in addition, represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such that may be reasonably approved; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

When a takeover offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer that has been so approved unless there is evidence of fraud, bad faith or collusion.

Shareholder Suits

In principle, we will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to apply and follow the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) which permit a minority shareholder to commence a class action against, or derivative actions in the name of, a company to challenge:

•	an act which is illegal or ultra vires;

•	an action which requires a resolution with a qualified or special majority which has not been obtained; and

•	an act which constitutes a fraud on the minority where the wrongdoers are themselves in control of the company.

Under Delaware law, a stockholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation. Delaware law expressly authorizes stockholder derivative suits on the condition that the stockholder either held the stock at the time of the transaction of which the stockholder complains, or acquired the stock thereafter by operation of law and continues to hold it throughout the duration of the suit. An individual may also commence a class action suit on behalf of himself and other similarly situated stockholders where the requirements for maintaining a class action under Delaware law have been met. A plaintiff instituting a derivative suit is required to serve a demand on the corporation before bringing suit, unless such demand would be futile.

Corporate Governance

Cayman Islands laws do not restrict transactions with directors, requiring only that directors exercise a duty of care and owe a fiduciary duty to the companies for which they serve. Under our amended and restated memorandum and articles of association, subject to any separate requirement for audit committee approval under the applicable rules of the Nasdaq Global Market or unless disqualified by the chairman of the relevant board meeting, so long as a director discloses the nature of his interest in any contract or arrangement in which he is interested, such a director may vote in respect of any contract or proposed contract or arrangement in which such director is interested and may be counted in the quorum at such meeting.

Duties of Directors

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore he owes the following duties to the company:

•	a duty to act bona fide in the best interests of the company;

•	a duty not to make a profit based on his or her position as director (unless the company permits him to do so); and

•	a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third-party.

A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director did not need to exhibit in the performance of his or her duties a greater degree of skill than what was reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Interested Directors

The Companies Law does not require a director who is interested in a transaction entered into by a Cayman company to disclose his interest nor does the Companies Law render such director liable to such company for any profit realized pursuant to such transaction. Such an obligation is imposed under our amended and restated memorandum and articles of association and a director must act in accordance with his duties at common law (as above).

Voting Rights and Quorum Requirements

Under Cayman Islands law, the voting rights of shareholders are regulated by a company’s articles of association and, in certain circumstances, the Companies Law. The articles of association will govern matters such as quorum for the transaction of business, rights of shares and majority votes required to approve any action or resolution at a meeting of the shareholders or board of directors. Under the Companies Law, certain matters must be approved by a special resolution, which is defined as two-thirds of the votes cast by shareholders present at a meeting and entitled to vote, or such higher majority as imposed by a company’s articles of association; otherwise, unless the articles of association otherwise provide, the requisite majority is a simple majority of votes cast.

Indemnification

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our amended and restated memorandum and articles of association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty or fraud which may attach to such directors or officers.

Shareholder Proposals

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our amended and restated memorandum and articles of association allow our shareholders holding not less than one-tenth of our voting share capital to requisition a special meeting of the shareholders, in which case the directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our amended and restated memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders’ annual general meetings. Our amended and restated memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors. We, however, will hold an annual shareholders’ meeting during each fiscal year, as required by the rules of the Nasdaq Global Market.

Approval of Corporate Matters by Written Consent

The Companies Law and our amended and restated memorandum and articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Calling of Special Shareholders Meetings

The Companies Law does not have provisions governing the proceedings of shareholders meetings, which are usually provided in the articles of association.

Staggered Board of Directors

The Companies Law does not contain statutory provisions that require staggered board arrangements for a Cayman Islands company. Such provisions, however, may validly be provided for in the articles of association, and we have provided for a staggered board of directors in our amended and restated memorandum and articles of association. Pursuant to such provision, one-third of the current members of our board are required to retire and stand for re-election at each annual general meeting of our company.

Issuance of Preferred Shares

The Companies Law allows shares to be issued with preferred, deferred or other special rights, whether in regard to dividends, voting, return of share capital or otherwise. Our amended and restated memorandum and articles of association provide that the directors may allot, issue, grant options over or otherwise dispose of shares (including fractions of a share) with or without preferred, deferred or other special rights or restrictions, in one or more series, whether with regard to dividend rights, dividend rates, conversion rights, voting rights, rights and terms of redemption and liquidation preferences or otherwise and to such persons, at such times and on such other terms as they think proper.

Anti-takeover Provisions

The Companies Law does not prevent companies from adopting a wide range of defensive measures, such as staggered boards, blank check preferred shares, removal of directors only for cause and provisions that restrict the rights of shareholders to call meetings and submit shareholder proposals. Our amended and restated articles of association contain the following provisions which may be regarded as defensive measures: (i) a staggered board of directors and (ii) the ability to issue preferred shares.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

The Bank of New York Mellon, as depositary, will register and deliver ADSs. Each ADS will represent 14 Class A ordinary shares (or a right to receive 14 Class A ordinary shares) deposited with the principal Hong Kong office of The Hongkong and Shanghai Banking Corporation Limited, as custodian for the depositary. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The depositary’s corporate trust office at which the ADSs will be administered is located at 101 Barclay Street, New York, New York 10286. The Bank of New York Mellon’s principal executive office is located at One Wall Street, New York, New York 10286.

You may hold ADSs either (A) directly (i) by having an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having ADSs registered in your name in the Direct Registration System, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

The Direct Registration System, or DRS, is a system administered by The Depository Trust Company, also referred to as DTC, pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership is confirmed by periodic statements sent by the depositary to the registered holders of uncertificated ADSs.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Cayman Islands law governs shareholder rights. The depositary will be the holder of the Class A ordinary shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary and you, as an ADS holder, and all other persons indirectly holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR. Directions on how to obtain copies of those documents are provided under the section headed “Where You Can Find More Information.”

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay to ADS holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of Class A ordinary shares your ADSs represent.

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Cash. The depositary will convert any cash dividend or other cash distribution we pay on the Class A ordinary shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest. Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. See “Taxation.” It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

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Shares. The depositary may distribute additional ADSs representing any Class A ordinary shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell Class A ordinary shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new Class A ordinary shares. The depositary may sell a portion of the distributed Class A ordinary shares sufficient to pay its fees and expenses in connection with that distribution.

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Rights to purchase additional shares. If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may make these rights available to ADS holders. If the depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the depositary will use reasonable efforts to sell the rights and distribute the proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the depositary makes rights available to ADS holders, it will exercise the rights and purchase the shares on your behalf. The depositary will then deposit the shares and deliver ADSs to the persons entitled to them. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

U.S. securities laws may restrict transfers and cancellation of the ADSs represented by shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place.

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Other Distributions. The depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposit Class A ordinary shares or evidence of rights to receive Class A ordinary shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

How can ADS holders withdraw the deposited securities?

You may surrender your ADSs at the depositary’s corporate trust office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its corporate trust office, if feasible.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Voting Rights

How do you vote?

ADS holders may instruct the depositary to vote the number of deposited shares their ADSs represent. The depositary will notify ADS holders of shareholders’ meetings and arrange to deliver our voting materials to them if we ask it to. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they much reach the depositary by a date set by the depositary.

Otherwise, you won’t be able to exercise your right to vote unless you withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares.

The depositary will try, as far as practical, subject to the laws of the Cayman Islands and of our articles of association or similar documents, to vote or to have its agents vote the shares or other deposited securities as instructed by ADS holders. The depositary will only vote or attempt to vote as instructed or as described in the following paragraph.

If we timely requested the depositary to solicit your voting instructions but no instructions are received by the date set by the depositary, depositary will consider you to instructed to give a discretionary proxy to a person designated by the depositary to vote your deposited shares and the depositary will give that proxy with respect to all matters to be voted on unless we inform the depositary that:

•	we do not wish to receive that proxy,

•	substantial opposition exists or

•	the matter materially and adversely affect the rights of holders of Class A ordinary shares.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your shares are not voted as you requested.

If we ask for your voting instructions, we will give the depositary notice of the meeting and details of the matters to be voted upon at least 30 days prior to the meeting date and the depositary is expected to distribute to the registered holders of ADSs any notice of a shareholders’ meeting received from us together with information explaining how to instruct the depositary to exercise the voting rights of the securities represented by the ADSs.

Fees and Expenses

Persons depositing or withdrawing shares or ADS holders must pay:	For:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.05 (or less) per ADS	• Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

$.05 (or less) per ADSs per calendar year	• Depositary services

Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) • converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing Class A ordinary shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to the Company to reimburse and / or share revenue from the fees collected from ADS holders, or waive fees and expenses for services provided, generally relating to costs and expenses arising out of establishment and maintenance of the ADS program. In performing its duties under the deposit agreement, the depositary may use brokers, dealers or other service providers that are affiliates of the depositary and that may earn or share fees or commissions.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your American Depositary Shares to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes. You are required to indemnify us, the depositary and the custodian for any claims by any governmental authority relating to any tax refund, reduced tax withholding rate or other tax benefit you obtain with respect to the ADSs.

Reclassifications, Recapitalizations and Mergers

If we:	Then:

• Change the nominal or par value of our shares

• Reclassify, split up or consolidate any of the deposited securities

• Distribute securities on the shares that are not distributed to you

• Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action

The cash, shares or other securities received by the depositary will become deposited securities. Each ADS will automatically represent its equal share of the new deposited securities.

The depositary may, and will if we ask it to, distribute some or all of the cash, shares or other securities it received. It may also deliver new ADRs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will terminate the deposit agreement at our direction by mailing notice of termination to the ADS holders then outstanding at least 30 days prior to the date fixed in such notice for such termination. The depositary may also terminate the deposit agreement by mailing notice of termination to us and the ADS holders if 60 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property, and deliver shares and other deposited securities upon cancellation of ADSs. Four months after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. The depositary’s only obligations will be to account for the money and other cash. After termination our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

•	are not liable if we are or it is prevented or delayed by law or circumstances beyond our control from performing our or its obligations under the deposit agreement;

•	are not liable if we or it exercises discretion permitted under the deposit agreement;

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are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person;

•	may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person; and

•	are not liable if you do not obtain the benefit of credits for non-U.S. tax paid against your income tax liability or for any tax consequences to you as a result of your ownership of ADSs.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of an ADS, make a distribution on an ADS, or permit withdrawal of shares, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs generally when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Class A Ordinary Shares Underlying your ADSs

ADS holders have the right to cancel their ADSs and withdraw the underlying Class A ordinary shares at any time except:

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When temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our shares.

•	When you owe money to pay fees, taxes and similar charges.

•	When it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADSs

The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying Class A ordinary shares unless requested by us to cease doing so. This is called a pre-release of the ADSs. The depositary may also deliver Class A ordinary shares upon cancellation of pre-released ADSs (even if the ADSs are canceled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying Class A ordinary shares are delivered to the depositary. The depositary may receive ADSs instead of shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer owns the shares or ADSs to be deposited; (2) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (3) the depositary must be able to close out the pre-release on not more than five business days’ notice. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by DTC. DRS is the system administered by DTC under which the depositary may register the ownership of uncertificated ADSs, which ownership will be evidenced by periodic statements sent by the depositary to the registered holders of uncertificated ADSs. Profile is a required feature of DRS that allows a DTC participant, claiming to act on behalf of a registered holder of ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not determine whether the DTC participant that is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile System and in accordance with the deposit agreement will not constitute negligence or bad faith on the part of the depositary.

Shareholder communications; inspection of register of holders of ADSs

The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

Disclosure of Interests

From time to time we may request information as to the capacity in which you own ADSs and regarding the identify or any other person interested in your ADSs and the nature of that interest. You must provide any information of that kind that is requested by the depositary or by us.

Settlement of Disputes

The deposit agreement generally requires that claims against us arising out of or relating to it, the ADSs or the deposited shares must be submitted to arbitration in accordance with the rules of the American Arbitration Association. However, claims of that kind based on or relating to the U.S. federal securities laws will be submitted to arbitration only if so elected by the claimant.

TAXATION

The following summary of material Cayman Islands, PRC and United States federal income tax consequences of an investment in the ADSs or ordinary shares is based upon laws and relevant interpretations thereof as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in the ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws not addressed herein.

To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder, our counsel as to the laws of the Cayman Islands. To the extent that the discussion relates to matters of PRC tax law, it represents the opinion of Guantao Law Firm, our counsel as to Chinese law. Based on the facts and subject to the limitations set forth herein, the statements of law or legal conclusions under the caption “—United States Federal Income Taxation” constitute the opinion of Kirkland & Ellis LLP, our U.S. counsel, as to the material U.S. federal income tax consequences to U.S. Holders (as defined below) under current law of an investment in the ADSs or ordinary shares.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties that may be applicable on instruments executed in, or brought within, the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Pursuant to Section 6 of the Tax Concessions Law (2011 Revision) of the Cayman Islands, we may obtain an undertaking from the Governor-in-Council:

•	that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation shall apply to us or our operations; and

•	that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on our shares, debentures or other obligations.

Prospective investors should consult their professional advisers on the possible tax consequences of buying, holding or selling any ADSs under the laws of their country of citizenship, residence or domicile.

The following is a discussion on certain Cayman Islands tax consequences of an investment in the ADSs. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law. Under existing Cayman Islands laws, payments of dividends and capital in respect of our shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our shares or ADSs, nor will gains derived from the disposal of our shares or ADSs be subject to Cayman Islands income or corporation tax. The Cayman Islands currently have no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax.

People’s Republic of China Taxation

On March 16, 2007, the National People’s Congress, the PRC legislature, enacted the Enterprise Income Tax Law, or the New EIT Law which became effective on January 1, 2008, and on December 6, 2007, the State Council promulgated the Implementation Rules to the Enterprise Income Tax Law, or the Implementation Rules,

which also became effective on January 1, 2008. Under the New EIT Law and its Implementation Rules, foreign-invested enterprises and domestic companies are subject to a uniform enterprise income tax rate of 25%, unless otherwise specified.

In addition, dividends payable to foreign investors by PRC resident enterprises are subject to a PRC withholding tax at the rate of 10% unless the foreign investor’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a preferential withholding arrangement. Pursuant to the Double Taxation Arrangement (Hong Kong), which became effective on December 8, 2006, the withholding tax may be lowered to 5% if the PRC enterprise is at least 25% directly held by a Hong Kong enterprise. According to Circular 601, non-resident enterprises that cannot provide valid supporting documents as to “beneficial ownership” may not be approved to enjoy tax treaty benefits. See “Risk Factors—Risks Related to Doing Business in China—The New EIT Law will affect tax exemptions or dividends to be paid by our PRC subsidiaries to us through our Hong Kong subsidiaries and we may not be able to obtain certain treaty benefits.” As a result, dividends from our PRC subsidiaries paid to us through our Hong Kong subsidiaries may be subject to a reduced withholding tax rate of 5% if our Hong Kong subsidiaries are determined to be Hong Kong tax residents and beneficial owners under the Double Taxation Arrangement (Hong Kong).

Under the New EIT Law, enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The Implementation Rules define the term “de facto management body” as the management body that exercises substantial and overall control and management over the business, personnel, accounts and properties of an enterprise. Circular 82 sets out certain specific criteria for determining the location of the “de facto management bodies” of an enterprise registered outside of the PRC and funded by Chinese enterprises as controlling investors, or a Chinese Controlled Enterprise. Under Circular 82, a Chinese Controlled Enterprise shall be considered a resident enterprise if all of the following applies:

i. the Chinese Controlled Enterprise’s major management department and personnel who are responsible for carrying out daily operations are located in the PRC;

ii. the department or the personnel who have the right to decide or approve the Chinese Controlled Enterprise’s financial and human resource matters are located in the PRC;

iii. the major assets, account book, company seal and meeting minutes of the Chinese Controlled Enterprise are located or stored in the PRC; and

iv. the directors or management personnel holding no less than 50% voting rights of the Chinese Controlled Enterprise habitually reside in the PRC.

Since the Company is not controlled by a PRC enterprise or a PRC enterprise group, it remains unclear whether the standards set out in the SAT Circular 82 will apply or be cited for reference when considering whether the “de facto management bodies” of the Company and its overseas subsidiaries are in the PRC or not. Furthermore, we do not believe that any of our offshore entities meet all of the conditions detailed above, as the key assets and records for these entities, including the resolutions of their respective board of directors and the resolutions of their respective shareholders, are located and maintained outside of the PRC. While we do not currently consider our company or any of our overseas subsidiaries to be a PRC resident enterprise, there is a risk that the PRC tax authorities may deem our company or any of our overseas subsidiaries as a PRC resident enterprise since a substantial majority of the members of our management team as well as the management team of some of our offshore holding companies are located in China. If the PRC tax authorities determine that our Cayman Islands holding company is a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. For example, a 10% withholding tax may be imposed on dividends we pay to our non-PRC enterprise shareholders and, with respect to gains derived by our non-PRC enterprise shareholders, from transferring our shares or ADSs. It is unclear whether, if we are considered a PRC resident enterprise, holders of our shares or ADSs would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. See “Risk Factors—Risks Related to Doing Business in China—We may be classified as a “resident enterprise” for PRC enterprise income tax purposes, which could result in unfavorable tax consequences to us and our non-PRC Shareholders.”

Pursuant to the New EIT Law, if a non-resident enterprise derives China-sourced income, such as dividends or capital gains, that income is subject to EIT, in the form of a withholding tax. The SAT issued the Interim Measures for Administration of Withholding EIT for Non-Resident Enterprise, effective from January 1, 2009. According to the measures, the entity or individual with the legal or contractual obligation to remit income to the non-resident enterprise is deemed as a withholding agent. The withholding agent must withhold the EIT at the time the relevant payment is made or due to be made and pay the tax within seven days from the date of withholding. Noncompliance with the prescribed procedures by a PRC withholding agent and failure of the non-resident enterprise to pay the applicable EIT must be rectified within a designated period and could result in a fine.

United States Federal Income Taxation

The following discussion describes the material United States federal income tax consequences to a United States Holder (as defined below), under current law, of the ownership and the disposition of the ADSs or ordinary shares acquired in this offering. For purposes of this discussion, any reference to an “ordinary share” means our Class A ordinary shares. This discussion is based on the federal income tax laws of the United States as of the date of this prospectus, including the United States Internal Revenue Code of 1986, as amended, or the Code, existing and proposed United States Treasury Regulations promulgated thereunder, judicial authority, published administrative positions of the United States Internal Revenue Service, or IRS, and other applicable authorities, all as of the date of this prospectus. All of the foregoing authorities are subject to change, which change could apply retroactively and could significantly affect the tax consequences described below. We have not sought any ruling from the IRS with respect to the statements made and the conclusions reached in the following discussion and there can be no assurance that the IRS or a court will agree with our statements and conclusions.

This discussion applies only to a United States Holder that holds ADSs or ordinary shares as capital assets for United States federal income tax purposes (generally, property held for investment). The discussion neither addresses the tax consequences to any particular holder nor describes all of the tax consequences applicable to persons in special tax situations, such as:

•	banks;

•	certain financial institutions;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	brokers or dealers in stocks and securities, or currencies;

•	traders that elect to use a mark-to-market method of accounting;

•	certain former citizens or residents of the United States subject to Section 877 of the Code;

•	entities subject to the United States anti-inversion rules;

•	tax-exempt organizations and entities;

•	persons subject to the alternative minimum tax provisions of the Code;

•	persons whose functional currency is other than the United States dollar;

•	persons holding ADSs or ordinary shares as part of a straddle, hedging, conversion or integrated transaction;

•	persons holding ADSs or ordinary shares through a bank, financial institution or other entity, or a branch thereof, located, organized or resident outside the United States;

•	persons that actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock;

•	persons who acquired ADSs or ordinary shares pursuant to the exercise of an employee stock option or otherwise as compensation; or

•	partnerships or other pass-through entities, or persons holding ADSs or ordinary shares through such entities.

The discussion below does not describe any tax consequences arising out of the Medicare tax on certain “net investment income” pursuant to the Health Care and Education Reconciliation Act of 2010.

If a partnership (including an entity or arrangement treated as a partnership for United States federal income tax purposes) holds the ADSs or ordinary shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. A partner in a partnership holding the ADSs or ordinary shares should consult its own tax advisors regarding the tax consequences of holding the ADSs or ordinary shares.

THE FOLLOWING DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT A SUBSTITUTE FOR CAREFUL TAX PLANNING AND ADVICE. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE FEDERAL ESTATE OR GIFT TAX LAWS OR THE LAWS OF ANY STATE, LOCAL OR NON-UNITED STATES TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

For purposes of the discussion below, a “United States Holder” is a beneficial owner of the ADSs or ordinary shares that is, for United States federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust, if (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more United States persons have the authority to control all of its substantial decisions or (ii) in the case of a trust that was treated as a domestic trust under the law in effect before 1997, a valid election is in place under applicable Treasury regulations to treat such trust as a domestic trust.

The discussion below assumes that the representations contained in the deposit agreement and any related agreement are true and that the obligations in such agreements will be complied with in accordance with their terms.

ADSs

If you own the ADSs, then you should be treated as the owner of the underlying ordinary shares represented by those ADSs for United States federal income tax purposes. Accordingly, deposits or withdrawals of ordinary shares for ADSs should not be subject to United States federal income tax.

The United States Treasury Department and the IRS have expressed concerns that United States holders of American depositary shares may be claiming foreign tax credits in situations where an intermediary in the chain of ownership between the holder of an American depositary share and the issuer of the security underlying the American depositary share has taken actions that are inconsistent with the ownership of the underlying security by the person claiming the credit. Such actions (for example, a pre-release of an ADS by a depositary) also may be inconsistent with the claiming of the reduced rate of tax applicable to certain dividends received by non-corporate United States Holders of ADSs, including individual United States Holders. Accordingly, the availability of foreign tax credits or the reduced tax rate for dividends received by non-corporate United States Holders, each discussed below, could be affected by actions taken by intermediaries in the chain of ownership between the holder of an ADS and our company.

Dividends and Other Distributions on the ADSs or Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of any distribution that we make to you with respect to the ADSs or ordinary shares (including any amounts withheld to reflect PRC withholding taxes) will be taxable as a dividend, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income (including any withheld taxes) will be includable in your gross income on the day actually or constructively received by you, if you own the ordinary shares, or by the depositary, if you own ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid generally will be treated as a “dividend” for United States federal income tax purposes. Such dividends will not be eligible for the dividends-received deduction allowed to qualifying corporations under the Code.

Dividends received by a non-corporate United States Holder may qualify for the lower rates of tax applicable to “qualified dividend income,” if the dividends are paid by a “qualified foreign corporation” and other conditions discussed below are met. A non-United States corporation is treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares (or American depositary shares backed by such shares) (i) that are readily tradable on an established securities market in the United States or (ii) if such non-United States corporation is eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program. However, a non-United States corporation will not be treated as a qualified foreign corporation if it is a passive foreign investment company in the taxable year in which the dividend is paid or the preceding taxable year.

Under a published IRS Notice, ordinary shares, or American depositary shares representing such shares, are considered to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq Global Market, as the ADSs (but not our ordinary shares) are. Based on existing guidance, it is unclear whether the ordinary shares will be considered to be readily tradable on an established securities market in the United States, because only the ADSs, and not the underlying ordinary shares, will be listed on a securities market in the United States. We believe, but we cannot assure you, that dividends we pay on the ordinary shares that are represented by ADSs, but not on the ordinary shares that are not so represented, will, subject to applicable limitations, be eligible for the reduced rates of taxation. In addition, if we are treated as a PRC resident enterprise under the PRC tax law (see “Taxation—People’s Republic of China Taxation”), then we may be eligible for the benefits of the income tax treaty between the United States and the PRC. If we are eligible for such benefits, then dividends that we pay on our ordinary shares, regardless of whether such shares are represented by ADSs, would, subject to applicable limitations, be eligible for the reduced rates of taxation.

Even if dividends would be treated as paid by a qualified foreign corporation, non-corporate United States Holders will not be eligible for reduced rates of taxation if they do not hold the ADSs or ordinary shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date or if such United States Holders elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code. In addition, the rate reduction will not apply to dividends of a qualified foreign corporation if the non-corporate United States Holder receiving the dividend is obligated to make related payments with respect to positions in substantially similar or related property.

You should consult your own tax advisors regarding the availability of the lower tax rates applicable to qualified dividend income for any dividends that we pay with respect to the ADSs or ordinary shares, as well as the effect of any change in applicable law after the date of this prospectus.

Any PRC withholding taxes imposed on dividends paid to you with respect to ADSs or ordinary shares generally will be treated as foreign taxes eligible for credit against your United States federal income tax liability, subject to the various limitations and disallowance rules that apply to foreign tax credits generally. For purposes of calculating the foreign tax credit, dividends paid to you with respect to the ADSs or ordinary shares will be treated as income from sources outside the United States and generally will constitute passive category income. The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisors regarding the availability of a foreign tax credit in your particular circumstances.

Disposition of the ADSs or Ordinary Shares

You will recognize gain or loss on a sale or exchange of ADSs or ordinary shares in an amount equal to the difference between the amount realized on the sale or exchange and your tax basis in the ADSs or ordinary shares. Subject to the discussion under “—Passive Foreign Investment Company” below, such gain or loss generally will be capital gain or loss. Capital gains of a non-corporate United States Holder, including an individual, that has held the ADS or ordinary share for more than one year are eligible for reduced tax rates. The deductibility of capital losses is subject to limitations.

Any gain or loss that you recognize on a disposition of the ADSs or ordinary shares generally will be treated as United States-source income or loss for foreign tax credit limitation purposes. However, where we are treated as a PRC resident enterprise for PRC tax purposes and PRC tax is imposed on gain from the disposition of ADSs or ordinary shares (see “Taxation—People’s Republic of China Taxation”), then a United States Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC-source income for foreign tax credit purposes. If such an election is made, the gain so treated will be treated as a separate class or “basket” of income for purposes of the foreign tax credit under Section 865(h) of the Code. You should consult your tax advisors regarding the proper treatment of gain or loss, as well as the availability of a foreign tax credit, in your particular circumstances.

Passive Foreign Investment Company

Based on the market value of our ADSs, the value of our assets and the composition of our income and assets, we do not expect to be a passive foreign investment company for United States federal income tax purposes, or PFIC, for our current taxable year ending December 31, 2014. However, the determination of PFIC status is based on an annual determination that cannot be made until the close of a taxable year, involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income that we earn, and is subject to uncertainty in several respects. Accordingly, we cannot assure you that we will not be treated as a PFIC for any taxable year or that the IRS will not take a contrary position. Kirkland & Ellis LLP, our United States tax counsel, therefore expresses no opinion with respect to our PFIC status for any taxable year or our beliefs or expectations relating to such status set forth in this discussion.

A non-United States corporation such as ourselves will be treated as a PFIC for United States federal income tax purposes for any taxable year if, applying applicable look-through rules, either:

•	at least 75% of its gross income for such year is passive income; or

•	at least 50% of the value of its assets (determined based on a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than certain royalties and rents derived in the active conduct of a trade or business and not derived from a related person). The classification of certain of our income as active or passive and certain of our assets as producing active or passive income, and hence whether we expect to be or will become a PFIC, depends on the interpretation of certain United States Treasury Regulations, including certain regulations relating to royalty income and income from intangible assets, as well as certain IRS guidance relating to the classification of assets as producing active or passive income and certain IRS guidance relating to the distinction between services income and royalties for United States federal income tax purpose. Such regulations and guidance are potentially subject to different interpretations. If the percentage of our assets treated as producing passive income increases, we may become a PFIC for the current or one or more future taxable years.

The determination of whether we expect to be or will become a PFIC will depend in part upon the value of our goodwill and other unbooked intangibles not reflected on our balance sheet (which may depend upon the market value or the ADSs or ordinary shares) and also will be affected by how, and how quickly, we spend our liquid assets. In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our current market capitalization. Among other matters, if our market capitalization decreases below our current market capitalization, we may become a PFIC for the current or future taxable years because our liquid assets and cash (which are for this purpose considered assets that produce passive income) may then represent a greater percentage of our overall assets. Further, while we believe our classification methodology and valuation approach is reasonable, it is possible that the Internal Revenue Service may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company becoming classified as a PFIC for the current or one or more future taxable years.

We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% by value of the stock. Although the law in this regard is unclear, we treat our VIEs as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated United States GAAP financial statements. If it were determined, however, that we are not the owner of our VIEs for United States federal income tax purposes, the composition of our income and assets would change and we may be more likely to be treated as a PFIC.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, we will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold ADSs or ordinary shares, unless we were to cease to be a PFIC and you make a “deemed sale” election with respect to the ADSs or ordinary shares, as applicable. If such election is made, you will be deemed to have sold the ADSs or ordinary shares you hold at their fair market value determined on the last day of the last taxable year during which we were a PFIC and any gain from such deemed sale would be subject to the rules described in the following two paragraphs. After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, your ADSs or ordinary shares with respect to which such election was made will not be treated as shares in a PFIC and, as a result, you will not be subject to the rules described below with respect to any “excess distribution” you receive from us or any gain from an actual sale or other disposition of the ADSs or ordinary shares. You are strongly urged to consult your tax advisors as to the possibility and consequences of making a deemed sale election if we are and then cease to be a PFIC and such an election becomes available to you.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, then, unless you make a “mark-to-market” election (as discussed below), you generally will be subject to special and adverse tax rules with respect to any “excess distribution” that you receive from us and any gain that you recognize from a sale or other disposition, including a pledge, of the ADSs or ordinary shares. For this purpose, distributions that you receive in a taxable year that are greater than 125% of the average annual distributions that you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these rules:

•	the excess distribution or recognized gain will be allocated ratably over your holding period for the ADSs or ordinary shares;

•

the amount of the excess distribution or recognized gain allocated to the current taxable year, and to any taxable years in your holding period prior to the first taxable year in which we were treated as a PFIC, will be treated as ordinary income; and

•

the amount of the excess distribution or recognized gain allocated to each other taxable year will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the resulting tax will be subject to the interest charge generally applicable to underpayments of tax.

If we are a PFIC for any taxable year during which a United States Holder holds the ADSs or ordinary shares and any of our non-United States subsidiaries (including any VIEs) is also a PFIC, such United States Holder would be treated as owning a proportionate amount (by value) of the shares of each such non-United States subsidiary classified as a PFIC (each such subsidiary, a lower tier PFIC) for purposes of the application of these rules. United States Holders should consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, then in lieu of being subject to the tax and interest-charge rules discussed above, you may make an election to include gain on the ADSs or ordinary shares as ordinary income under a mark-to-market method, provided that the ADSs or ordinary shares constitute “marketable stock” (as defined below). If you make a mark-to-market election for the ADSs or ordinary shares, you will include in income for each year that we are a PFIC an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You will be allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, will be treated as ordinary income. Ordinary loss treatment will apply to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss from the actual sale or other disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts.

Marketable stock is stock that is regularly traded on a qualified exchange or other market, as defined in applicable Treasury regulations. Our ADSs, but not our ordinary shares, are currently listed on the Nasdaq Global Market, which is a qualified exchange or other market for these purposes. Consequently, if the ADSs continue to be listed on the Nasdaq Global Market and are regularly traded, and you are a holder of ADSs, we expect that the mark-to-market election would be available to you if we became a PFIC, but no assurances are given in this regard.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a United States Holder may continue to be subject to the PFIC rules with respect to such United States Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes.

In certain circumstances, a United States Holder of shares in a PFIC may avoid the adverse tax and interest-charge regime described above by making a “qualified electing fund” election to include in income its share of the corporation’s income on a current basis. However, you may make a qualified electing fund election with respect to your ADSs or ordinary shares only if we agree to furnish you annually with a PFIC annual information statement as specified in the applicable Treasury regulations. We currently do not intend to prepare or provide the information that would enable you to make a qualified electing fund election.

A United States Holder that holds the ADSs or ordinary shares in any year in which we are classified as a PFIC will be required to file an annual report containing such information as the United States Treasury Department may require. You should consult your own tax advisor regarding the application of the PFIC rules to your ownership and disposition of the ADSs or ordinary shares and the availability, application and consequences of the elections discussed above.

Information Reporting and Backup Withholding

Information reporting to the IRS and backup withholding (at a rate of 28%) generally will apply to dividends in respect of the ADSs or ordinary shares, and the proceeds from the sale or exchange of the ADSs or ordinary shares, that are paid to you within the United States (and in certain cases, outside the United States), unless you furnish a correct taxpayer identification number and make any other required certification generally on IRS Form W-9 or you otherwise establish an exemption from information reporting and backup withholding. Backup withholding is not an additional tax. Amounts withheld as backup withholding generally are allowed as a credit against your United States federal income tax liability, and you may be entitled to obtain a refund of any excess amounts withheld under the backup withholding rules if you file an appropriate claim for refund with the IRS and furnish any required information in a timely manner.

United States Holders who are individuals generally are required to report our name, address and such information relating to an interest in the ADSs or ordinary shares as is necessary to identify the class or issue of which your ADSs or ordinary shares are a part. These requirements are subject to exceptions, including an exception for ADSs or ordinary shares held in accounts maintained by certain financial institutions and an exception applicable if the aggregate value of all “specified foreign financial assets” (as defined in the Code) does not exceed certain specified thresholds.

United States Holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have 10,381,871 outstanding ADSs representing approximately 74.5% of our Class A ordinary shares in issue (assuming the underwriters do not exercise their over-allotment option). All of the ADSs distributed in this offering and the Class A ordinary shares they represent will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales or perceived sales of substantial amounts of the ADSs in the public market could adversely affect prevailing market prices of the ADSs. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

Rule 144

In general, under Rule 144, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) will be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year will be entitled to sell those shares without regard to the provisions of Rule 144.

In general, under Rule 144, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell, a number of shares that does not exceed the greater of:

•	1% of the number of ordinary shares then outstanding, in the form of ADSs or otherwise, which will equal approximately shares immediately after this offering; or

•

the average weekly trading volume of the ADSs representing our ordinary shares on the Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Beginning 90 days after the date of this prospectus, persons other than affiliates who purchased ordinary shares under a written compensatory plan or contract may be entitled to sell such shares in the United States in reliance on Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 subject only to its manner-of-sale requirements. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Registration Rights

The holders of 1,285,000 ADSs, or their transferees, will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See “Description of Capital Stock—History of Securities Issuances—Registration Rights” for additional information.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, we have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC is acting as the representative, the following respective numbers of ADSs:

Underwriter	Number of ADSs
Credit Suisse Securities (USA) LLC
Barclays Capital Inc.
Jefferies LLC
Nomura Securities International, Inc.
Brean Capital, LLC

Total	3,442,000

The underwriting agreement provides that the underwriters are obligated to purchase all the ADSs in the offering if any are purchased, other than those ADSs covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

Some of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. Any offers and sales in the United States will be conducted by broker-dealers registered with the SEC.

We have granted to the underwriters a 30-day option to purchase up to 516,300 additional ADSs from us at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of ADSs.

The underwriters propose to offer the ADSs initially at the public offering price set forth on the cover page of this prospectus and part of the ADSs to certain dealers at a price that represent a concession not in excess of US$             per ADS under the public offering price. If not all of the ADSs are not sold at the public offering price, the underwriters may change the offering price and concession and other selling terms.

The following table shows the per ADS and total underwriting discounts and commissions we will pay to the underwriters, assuming no exercise and full exercise of the underwriters’ over-allotment option described above:

	Per ADS		Total
	Without Over- allotment	With Over- allotment	Without Over- allotment	With Over- allotment
Underwriting discounts and commissions payable by us	$	$	$	$
Expenses payable by us	$	$	$	$

The underwriters have informed us that they do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the ADSs being offered.

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any ordinary shares and ADSs or securities convertible into or exchangeable or exercisable for any ordinary shares or ADSs, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC for a period of 90 days after the date of this prospectus, except for (i) issuances pursuant to the exercise of employee stock options outstanding on the date hereof, (ii) issuances to employees, director or officers under any employee benefit plan existing on the date hereof and the issuance of ordinary shares upon exercise of options or vesting of restricted shares that have been previously granted and are outstanding on the date hereof, or (iii) the filing of a registration statement on Form S-8 in connection with the registration of ordinary shares issuable under our existing share incentive plan.

Our executive officers, directors, VODone and certain principal shareholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any ordinary shares, ADSs or securities convertible into or exchangeable or exercisable for any ordinary shares or ADSs, establish or increase a put equivalent position or liquidate or decrease a call equivalent position in any ordinary shares or ADSs, enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our ordinary shares or ADSs or securities convertible into or exchangeable or exercisable for any ordinary shares or ADSs, or enter into a transaction that would have the same effect, whether any of these transactions are to be settled by delivery of our ordinary shares or ADSs or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, to establish, increase, liquidate or decrease any such position, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC for a period of 90 days after the date of this prospectus. The representative may release securities subject to the lock-ups at any time without public announcement.

We and VODone have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

Our ADSs are listed on the Nasdaq Global Market under the symbol “CMGE.”

In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, and penalty bids in accordance with Regulation M under the Exchange Act.

Stabilizing transactions permit bids to purchase the ADSs so long as the stabilizing bids do not exceed a specified maximum.

•

Over-allotment involves sales by the underwriters of ADSs in excess of the number of ADSs the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of ADSs over-allotted by the underwriters is not greater than the number of ADSs that they may purchase in the over-allotment option. In a naked short position, the number of ADSs involved is greater than the number of ADSs in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing ADSs in the open market.

•

Syndicate covering transactions involve purchases of the ADSs in the open market after the distribution has been completed to cover syndicate short positions. In determining the source of ADSs to close out the short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase ADSs through the over-allotment option. If the underwriters sell more ADSs than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the ADSs originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our ADSs or preventing or retarding a decline in the market price of the ADSs. As a result the price of our ADSs may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq Global Market or otherwise and, if commenced, may be discontinued at any time.

The public offering price of the ADSs was determined by negotiations between us and the representative of the underwriters. Among the factors considered in determining the public offering price of the ADSs were our results of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company.

A prospectus in electronic format will be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representative may agree to allocate a number of ADSs to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

In the ordinary course of their respective businesses, the underwriters and their affiliates have provided and may in the future provide investment banking, commercial banking, investment management, or other financial services to us and our affiliates for which they have received compensation and may receive compensation in the future.

The address of Credit Suisse Securities (USA) LLC is Eleven Madison Avenue, New York, NY 10010. The address of Barclays Capital Inc. is 745 Seventh Avenue, New York, NY 10019. The address of Jefferies LLC is 520 Madison Avenue, New York, NY 10022. The address of Nomura Securities International, Inc. is Worldwide Plaza, 309 West 49th Street, New York, NY 10019.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the ADSs, or the possession, circulation or distribution of this prospectus or any other material relating to us or the ADSs, where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Australia. This prospectus is not a product disclosure statement, prospectus or other type of disclosure document for the purposes of Corporations Act 2001 (Commonwealth of Australia) (the “Act”) and does not purport to include the information required of a product disclosure statement, prospectus or other disclosure document under Chapter 6D.2 of the Act. No product disclosure statement, prospectus, disclosure document, offering material or advertisement in relation to the offer of the ADSs has been or will be lodged with the Australian Securities and Investments Commission or the Australian Securities Exchange.

Accordingly, (1) the offer of the ADSs under this prospectus may only be made to persons: (i) to whom it is lawful to offer the ADSs without disclosure to investors under Chapter 6D.2 of the Act under one or more exemptions set out in Section 708 of the Act; and (ii) who are “wholesale clients” as that term is defined in section 761G of the Act; (2) this prospectus may only be made available in Australia to persons as set forth in clause (1) above; and (3) by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (1) above, and the offeree agrees not to sell or offer for sale any of the ADSs sold to the offeree within 12 months after their issue except as otherwise permitted under the Act.

Canada. The ADSs may not be offered, sold or distributed, directly or indirectly, in any province or territory of Canada other than the provinces of Ontario and Quebec or to or for the benefit of any resident of any province or territory of Canada other than the provinces of Ontario and Quebec, and only on a basis that is pursuant to an exemption from the requirement to file a prospectus in such province, and only through a dealer duly registered under the applicable securities laws of such province or in accordance with an exemption from the applicable registered dealer requirements.

Cayman Islands. This prospectus does not constitute a public offer of the ADSs or ordinary shares, whether by way of sale or subscription, in the Cayman Islands. Each underwriter has represented and agreed that it has not offered or sold, and will not offer or sell, directly or indirectly, any ADSs or ordinary shares to any member of the public in the Cayman Islands.

European Economic Area. In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive, or a Relevant Member State, from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, or the Relevant Implementation Date, an offer of the ADSs to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to the ADSs that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and the competent authority in that Relevant Member State has been notified, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of the ADS to the public in that Relevant Member State at any time,

(a) to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive); or

(d) in any other circumstances that do not require the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive;

provided that no such offer of ADSs shall result in a requirement for the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of the above provision, the expression “an offer of ADSs to the public” in relation to any ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe the ADSs, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Hong Kong. The ADSs may not be offered or sold by means of this document or any other document other than (i) in circumstances that do not constitute an offer or invitation to the public within the meaning of the

Companies Ordinance (Cap.32, Laws of Hong Kong) or the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances that do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), that is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Israel. In the State of Israel, the ADSs offered hereby may not be offered to any person or entity other than the following:

(a) a fund for joint investments in trust (i.e., mutual fund), as such term is defined in the Law for Joint Investments in Trust, 5754-1994, or a management company of such a fund;

(b) a provident fund as defined in Section 47(a)(2) of the Income Tax Ordinance of the State of Israel, or a management company of such a fund;

(c) an insurer, as defined in the Law for Oversight of Insurance Transactions, 5741-1981, a banking entity or satellite entity, as such terms are defined in the Banking Law (Licensing), 5741-1981, other than a joint services company, acting for their own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

(d) a company that is licensed as a portfolio manager, as such term is defined in Section 8(b) of the Law for the Regulation of Investment Advisors and Portfolio Managers, 5755-1995, acting on its own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

(e) a company that is licensed as an investment advisor, as such term is defined in Section 7(c) of the Law for the Regulation of Investment Advisors and Portfolio Managers, 5755-1995, acting on its own account;

(f) a company that is a member of the Tel Aviv Stock Exchange, acting on its own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

(g) an underwriter fulfilling the conditions of Section 56(c) of the Securities Law, 5728-1968;

(h) a venture capital fund (defined as an entity primarily involved in investments in companies which, at the time of investment, (i) are primarily engaged in research and development or manufacture of new technological products or processes and (ii) involve above-average risk);

(i) an entity primarily engaged in capital markets activities in which all of the equity owners meet one or more of the above criteria; and

(j) an entity, other than an entity formed for the purpose of purchasing the ADSs in this offering, in which the shareholders equity (including pursuant to foreign accounting rules, international accounting regulations and U.S. generally accepted accounting rules, as defined in the Securities Law Regulations (Preparation of Annual Financial Statements), 1993) is in excess of NIS 250 million.

Japan. The underwriters will not offer or sell any of the ADSs directly or indirectly in Japan or to, or for the benefit of any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person, except, in each case, pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law of Japan and any other applicable laws and regulations of Japan. For purposes of this paragraph, “Japanese person” means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

People’s Republic of China. This prospectus may not be circulated or distributed in the PRC and the ADSs may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph, PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Singapore. This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA; (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the ADSs are subscribed or purchased under Section 275 by a relevant person that is:

(a) a corporation (that is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the ADSs under Section 275 except:

(c) to an institutional investor (for corporations, under 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

(c) where no consideration is or will be given for the transfer; or

(d) where the transfer is by operation of law.

Taiwan. The ADSs have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that require a registration, filing or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer or sell the ADSs in Taiwan.

Switzerland. The ADSs will not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland.

Neither this prospectus nor any other offering or marketing material relating to our company or the ADSs have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of the ADSs will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of the ADSs has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or the CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the ADSs.

United Arab Emirates and Dubai International Financial Centre. This offering of the ADSs has not been approved or licensed by the Central Bank of the United Arab Emirates, or the UAE, the Emirates Securities and Commodities Authority or any other relevant licensing authority in the UAE, including any licensing authority incorporated under the laws and regulations of any of the free zones established and operating in the territory of the UAE, in particular the Dubai Financial Services Authority, or the DFSA, a regulatory authority of the Dubai International Financial Centre, or the DIFC. This offering does not constitute a public offer of securities in the UAE, DIFC and/or any other free zone in accordance with the Commercial Companies Law, Federal Law No. 8 of 1984 (as amended), DFSA Offered Securities Rules and the Dubai International Financial Exchange Listing Rules, respectively, or otherwise.

The ADSs may not be offered to the public in the UAE and/or any of the free zones. The ADSs may be offered and this prospectus may be issued, only to a limited number of investors in the UAE or any of its free zones who qualify as sophisticated investors under the relevant laws and regulations of the UAE or the free zone concerned. The ADSs will not be offered, sold, transferred or delivered to the public in the UAE or any of its free zones.

United Kingdom. An offer of the ADSs may not be made to the public in the United Kingdom within the meaning of Section 102B of the Financial Services and Markets Act 2000, as amended, or the FSMA, except to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances that do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority, or the FSA.

An invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) may only be communicated to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which Section 21 of FSMA does not apply to the company.

All applicable provisions of the FSMA with respect to anything done by the underwriters in relation to the ADSs must be complied with in, from or otherwise involving the United Kingdom.

LEGAL MATTERS

We are being represented by Kirkland & Ellis International LLP with respect to certain legal matters as to United States federal securities and New York State law. The underwriters are being represented by O’Melveny & Myers LLP with respect to certain legal matters as to United States federal securities and New York state law. The validity of the ordinary shares represented by the ADSs offered in this offering will be passed upon for us by Maples and Calder. Certain legal matters as to PRC law will be passed upon for us by Guantao Law Firm and for the underwriters by Jun He Law Offices. Kirkland & Ellis International LLP may rely upon Maples and Calder with respect to matters governed by Cayman Islands law and Guantao Law Firm with respect to matters governed by PRC law. O’Melveny & Myers LLP may rely upon Jun He Law Offices with respect to matters governed by PRC law.

EXPERTS

The consolidated financial statements of China Mobile Games and Entertainment Group Limited as of December 31, 2012 and 2013, and for each of the three years in the period ended December 31, 2013, included in this prospectus, have been audited by Ernst & Young Hua Ming LLP, independent registered public accounting firm, as stated in their report appearing herein. The financial statements audited by Ernst & Young Hua Ming LLP have been included in reliance on their report given on their authority as experts in accounting and auditing.

The offices of Ernst & Young Hua Ming LLP are located at 21st Floor, China Resource Building, No. 5001 Shennan Dong Road, Shenzhen, the People’s Republic of China.

EXPENSES RELATED TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that are expected to be incurred in connection with the offer and sale of the ADSs by us. Except for the SEC registration fee and the FINRA filing fee, all amounts are estimates.

SEC registration fee	US$	14,816

FINRA filing fee		17,754

Nasdaq listing fee		50,000

Printing expenses		30,000

Accounting fees and expenses		280,000

Legal fees and expenses		483,000

Miscellaneous		3,500

Total	US$	879,070

WHERE YOU CAN FIND MORE INFORMATION ABOUT US

We file reports and other information with the SEC. Information filed with the SEC by us can be inspected and copied at the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of this information by mail from the Public Reference Section of the SEC at prescribed rates. Further information on the operation of the SEC’s Public Reference Room in Washington, D.C. can be obtained by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site that contains reports, proxy and information statements and other information about issuers, such as us, who file electronically with the SEC. The address of that site is www.sec.gov.

Our website address is ir.cmge.com. The information on our website, however, is not, and should not be deemed to be, a part of this prospectus.

This prospectus is part of a registration statement that we filed with the SEC and does not contain all of the information in the registration statement. Statements in this prospectus or about documents filed as exhibits to the registration statement are summaries and each statement is qualified in all respects by reference to the document to which it refers. You should refer to the actual documents for a more complete description of the relevant matters.

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of China Mobile Games and Entertainment Group Limited

We have audited the accompanying consolidated balance sheets of China Mobile Games and Entertainment Group Limited (the “Company”) as of December 31, 2013 and 2012, and the related consolidated statements of comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of China Mobile Games and Entertainment Group Limited at December 31, 2013 and 2012, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young Hua Ming LLP

Shenzhen, the People’s Republic of China

March 7, 2014

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”),

except for number of shares)

		As of December 31,
	Notes	2012	2013	2013
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		128,736	249,126	41,153
Restricted cash		—	15,725	2,598
Short-term investments		45,000	51,772	8,552
Accounts receivable	5	41,726	140,049	23,134
Inventories	6	2,359	—	—
Prepayments and other current assets	7	37,386	91,585	15,129
Amounts due from related parties	21	—	6,097	1,007
Deferred tax assets	19	262	1,100	182

Total current assets		255,469	555,454	91,755

Non-current assets:
Property and equipment, net	8	4,814	13,085	2,161
Goodwill	9	564,841	564,841	93,305
Intangible assets, net	10	42,998	86,891	14,353
Prepayments	11	28,600	23,000	3,799
Long-term investment		—	2,000	330
Deferred tax assets	19	129	2,714	448
Other non-current assets		343	5,139	849

Total non-current assets		641,725	697,670	115,245

TOTAL ASSETS		897,194	1,253,124	207,000

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowing	12	—	14,000	2,313
Accounts payable (including accounts payable of the variable interest entities (“VIEs”) without recourse to the Company of RMB719 and RMB35,178 (US$5,811) as of December 31, 2012 and 2013, respectively)		3,689	59,170	9,774
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the VIEs without recourse to the Company of RMB7,352 and RMB23,618 (US$3,901) as of December 31, 2012 and 2013, respectively)	13	19,597	41,174	6,800
Deferred revenue (including deferred revenue of the VIEs without recourse to the Company of RMB1,597 and RMB1,722 (US$284) as of December 31, 2012 and 2013, respectively)		1,697	12,413	2,050
Income tax payable		76	1,851	306
Amounts due to related parties	21	991	—	—

Total current liabilities		26,050	128,608	21,243

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

CONSOLIDATED BALANCE SHEETS — (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”),

except for number of shares)

		As of December 31,
	Notes	2012	2013	2013
		RMB	RMB	US$
Non-current liabilities:
Unrecognized tax benefits (including unrecognized tax benefits of the VIEs without recourse to the Company of RMB4,233 and RMB4,702 (US$777) as of December 31, 2012 and 2013, respectively)	19	21,944	9,970	1,647
Deferred tax liabilities	19	7,844	7,793	1,287
Other non-current liabilities (including other non-current liabilities of the VIEs without recourse to the Company of RMB2,150 and RMB2,000 (US$330) as of December 31, 2012 and 2013, respectively)		2,150	2,000	330

Total non-current liabilities		31,938	19,763	3,264

Total liabilities		57,988	148,371	24,507

Commitments and contingencies	23
Mezzanine equity:
Contingently redeemable ordinary shares (US$0.001 par value, 26,485,961 shares authorized; 26,485,961 and 26,485,961 shares issued and outstanding as of December 31, 2012 and 2013, respectively; aggregate liquidation preference amount of RMB75,899 and RMB75,899 as of December 31, 2012 and 2013, respectively; aggregate redemption amount of RMB76,858 and RMB77,677, respectively, as of December 31, 2012 and 2013)	16	76,858	77,677	12,831
Shareholders’ equity:
Class A ordinary shares (US$0.001 par value, 750,000,000 shares authorized; 113,577,208 and 178,034,362 shares issued and outstanding as of December 31, 2012 and 2013, respectively)	17	727	1,121	185
Class B ordinary shares (US$0.001 par value, 250,000,000 shares authorized; 189,617,092 and 180,821,228 shares issued and outstanding as of December 31, 2012 and 2013, respectively)	17	1,213	1,179	195
Additional paid-in capital		726,200	1,003,417	165,753
Retained earnings		34,563	19,635	3,244
Accumulated other comprehensive (loss) income	17	(420)	122	20

Total China Mobile Games and Entertainment Group Limited’s equity		762,283	1,025,474	169,397
Noncontrolling interests		65	1,602	265

Total shareholders’ equity		762,348	1,027,076	169,662

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY		897,194	1,253,124	207,000

The accompanying notes are an integral part of the consolidated financial statements.

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”),

except for number of shares and per share data)

		For the Years Ended December 31,
	Notes	2011	2012	2013	2013
		RMB	RMB	RMB	US$
Net revenues (a)
Games		204,794	172,185	319,218	52,731
Handset design		38,694	15,408	33,789	5,582

Total net revenues		243,488	187,593	353,007	58,313

Cost of revenues (b)
Games		(79,311)	(74,878)	(124,506)	(20,567)
Handset design		(29,037)	(16,852)	(31,491)	(5,202)

Total cost of revenues		(108,348)	(91,730)	(155,997)	(25,769)

Gross profit		135,140	95,863	197,010	32,544
Operating expenses:
Selling expenses		(7,561)	(15,838)	(110,954)	(18,328)
General and administrative expenses		(16,263)	(35,633)	(55,925)	(9,238)
Research and development expenses		(24,566)	(35,071)	(54,294)	(8,969)
Impairment of goodwill	9	—	(33,517)	—	—
Impairment of intangible assets	10	—	(10,910)	(2,613)	(432)
Listing expenses	14	—	(17,307)	—	—

Total operating expenses		(48,390)	(148,276)	(223,786)	(36,967)

Operating income (loss)		86,750	(52,413)	(26,776)	(4,423)
Interest income		927	1,474	3,322	549
Other income, net (c)	15	293	451	25,654	4,237
Changes in fair value of contingently returnable consideration assets	2	39,446	27,326	24,366	4,025

Income (loss) before income taxes and noncontrolling interests		127,416	(23,162)	26,566	4,388
Income tax benefit	19	35,927	8,689	197	33

Net income (loss)		163,343	(14,473)	26,763	4,421

Accretion of contingently redeemable ordinary shares	16	—	(3,023)	(3,174)	(524)

Net income (loss) attributable to shareholders		163,343	(17,496)	23,589	3,897

Net income (loss) attributable to noncontrolling interests		11,837	(135)	503	83
Net income (loss) attributable to China Mobile Games and Entertainment Group Limited’s ordinary shareholders		151,506	(17,361)	23,086	3,814

Other comprehensive (loss) income:
Foreign currency translation adjustments		(278)	7	542	90

Other comprehensive (loss) income		(278)	7	542	90

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME — (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”),

except for number of shares and per share data)

		For the Years Ended December 31,
	Notes	2011	2012	2013	2013
		RMB	RMB	RMB	US$
Comprehensive income (loss)		163,065	(17,489)	24,131	3,987

Comprehensive income (loss) attributable to noncontrolling interests		11,908	(135)	451	74
Comprehensive income (loss) attributable to China Mobile Games and Entertainment Group Limited’s ordinary shareholders		151,157	(17,354)	23,680	3,913

Earnings (loss) per share for Class A and Class B ordinary shares:
Basic	24	0.62	(0.06)	0.07	0.01
Diluted	24	0.62	(0.06)	0.06	0.01
Weighted average number of Class A and Class B ordinary shares outstanding in computing:
Basic	24	244,594,415	302,853,059	319,576,830	319,576,830
Diluted	24	244,594,415	302,853,059	333,580,269	333,580,269
(a) Net revenues from related parties
Games		13,752	—	7,444	1,230

(b) Cost of revenues to related parties
Games		—	—	(1,571)	(296)
Handset design		(774)	—	—	—

Total cost of revenues to related parties		(774)	—	(1,571)	(296)

(c) Other income from related parties		—	—	12,013	1,985

The accompanying notes are an integral part of the consolidated financial statements.

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”))

	For the Years Ended December 31,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income (loss)	163,343	(14,473)	26,763	4,421
Adjustments to reconcile net income to net cash generated from (used in) operating activities:
Depreciation of property and equipment	1,584	2,462	4,288	708
Amortization of intangible assets	19,686	23,583	22,707	3,751
Amortization of non-current prepayments	—	1,400	5,600	925
Loss on disposal of property and equipment	5	4	22	4
Loss on disposal of intangible assets	—	275	—	—
Impairment of intangible assets	—	10,910	2,613	432
Impairment of goodwill	—	33,517	—	—
Share-based compensation expenses	815	14,075	14,020	2,316
Listing expenses	—	17,307	—	—
Write-off of obsolete inventories	—	669	—	—
Write-off of accounts receivable	—	553	—	—
Changes in fair value of contingently returnable consideration assets	(39,446)	(27,326)	(24,366)	(4,025)
Deferred tax benefit	(55,221)	(2,720)	(3,474)	(574)
Gain on disposal of a subsidiary	—	—	(14,332)	(2,367)
Gain on bargain purchase	—	—	(9,654)	(1,595)
Changes in operating assets and liabilities:
Accounts receivable	(19,108)	13,842	(88,287)	(14,584)
Prepayments and other current assets	(3,446)	(622)	(72,197)	(11,926)
Inventories	23	(925)	2,359	390
Amounts due from related parties	16,603	1,349	(6,097)	(1,007)
Other non-current assets	—	—	(7,244)	(1,197)
Accounts payable	(3,254)	(5,461)	53,773	8,883
Amounts due to related parties	494	(5,551)	(991)	(164)
Income tax payable	7,985	(11,039)	1,775	293
Accrued expenses and other current liabilities	7,275	3,632	19,943	3,294
Unrecognized tax benefits	6,679	(5,449)	1,400	231
Deferred revenue	3,894	(2,197)	10,716	1,770
Other non-current liabilities	550	—	—	—

Net cash generated from (used in) operating activities	108,461	47,815	(60,663)	(10,021)

Cash flows from investing activities:
Acquisition of a subsidiary, net of cash acquired	—	—	104	17
Loan to a third-party	—	(3,040)	(1,443)	(238)
Acquisition of property and equipment	(5,023)	(1,845)	(14,342)	(2,369)
Purchases of a long-term investment	—	—	(2,000)	(330)
Acquisition of intangible assets	(11,570)	(7,666)	(50,134)	(8,282)
Prepayment for an intangible asset	—	(2,500)	—	—

The accompanying notes are an integral part of the consolidated financial statements.

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”))

	For the Years Ended December 31,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$
Prepayments for non-current assets (Note 11)	—	(30,000)	—	—
Receivables from game developers	—	(10,000)	(3,600)	(595)
Purchase of short-term investments	—	(45,500)	(62,849)	(10,382)
Maturity of short-term investments	—	500	56,077	9,263
Net proceeds from disposal of a subsidiary	—	—	4	1
Proceeds from disposal of property and equipment	9	—	622	103

Net cash used in investing activities	(16,584)	(100,051)	(77,561)	(12,812)

Cash flows from financing activities:
Proceeds from short-term bank borrowing	—	—	14,000	2,313
Repayment of loan from a third-party	—	—	(2,000)	(330)
Dividends paid	(8,400)	(63,000)	—	—
Restricted cash	—	—	(15,725)	(2,598)
Proceeds from government grants	—	—	2,000	330
Proceeds from issuance of contingently redeemable ordinary shares	—	75,648	—	—
Proceeds from issuance of ordinary shares	—	—	256,265	42,332
Payment of issuance costs of ordinary shares	—	—	(5,840)	(965)
Capital contribution from noncontrolling interests	—	200	138	23
Proceeds from exercise of share-based awards	—	—	11,589	1,914
Payment of issuance costs of contingently redeemable ordinary shares	—	(1,813)	—	—
Payment of listing expenses	—	(17,307)	—	—

Net cash (used in) generated from financing activities	(8,400)	(6,272)	260,427	43,019

Exchange rate effect on cash and cash equivalents	(278)	7	(1,813)	(299)

Net increase (decrease) in cash and cash equivalents	83,199	(58,501)	120,390	19,887
Cash and cash equivalents, beginning of the year	104,038	187,237	128,736	21,266

Cash and cash equivalents, end of the year	187,237	128,736	249,126	41,153

Supplemental disclosure of cash flows information:
Income taxes paid	4,001	11,192	105	17

Interest paid	—	—	20	3

Non-cash activities:
Acquisition of noncontrolling interests	208,396	—	1,543	255

Dividend declared but not paid	63,000	—	—	—

Equity issuance costs incurred from issuance of ordinary shares (Note 20 (d))	—	—	3,582	592

Deemed dividend to VODone Limited (“VODone”)	30,278	32,929	38,014	6,279

Settlement of unrecognized tax benefits from disposal of a subsidiary	—	—	13,374	2,209

The accompanying notes are an integral part of the consolidated financial statements.

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares)

	Total China Mobile Games and Entertainment Group Limited’s equity
	Number of shares		Ordinary shares	Additional paid-in capital	Retained earnings	Accumulated other comprehensive (loss) income	Noncontrolling interests	Total shareholders’ equity
	Class A	Class B
			RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2010	22,882,908	189,617,902	1,434	501,107	35,025	(78)	196,488	733,976
Net income for the year	—	—	—	—	151,506	—	11,837	163,343
Other comprehensive loss	—	—	—	—	—	(349)	71	(278)
Deemed dividend to VODone	—	—	—	—	(30,278)	—	—	(30,278)
Dividend declared	—	—	—	—	(71,400)	—	—	(71,400)
Share-based compensation expenses	229,550	—	1	814	—	—	—	815
Acquisition of noncontrolling interests	90,000,000	—	502	207,894	—	—	(208,396)	—

Balance as of December 31, 2011	113,112,458	189,617,092	1,937	709,815	84,853	(427)	—	796,178

Net loss for the year	—	—	—	—	(14,338)	—	(135)	(14,473)
Other comprehensive income	—	—	—	—	—	7	—	7
Accretion of contingently redeemable ordinary shares	—	—	—	—	(3,023)	—	—	(3,023)
Deemed dividend to VODone	—	—	—	2,313	(32,929)	—	—	(30,616)
Capital contribution from noncontrolling interests	—	—	—	—	—	—	200	200
Share-based compensation expenses	—	—	—	14,075	—	—	—	14,075
Exercise of share-based awards	464,750	—	3	(3)	—	—	—	—

Balance as of December 31, 2012	113,577,208	189,617,092	1,940	726,200	34,563	(420)	65	762,348

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY — (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares)

	Total China Mobile Games and Entertainment Group Limited’s equity
	Number of shares		Ordinary shares	Additional paid-in capital	Retained earnings	Accumulated other comprehensive (loss) income	Noncontrolling interests	Total shareholders’ equity
	Class A	Class B
			RMB	RMB	RMB	RMB	RMB	RMB
Net income for the year	—	—	—	—	26,260	—	503	26,763
Other comprehensive income	—	—	—	—	—	542	—	542
Accretion of contingently redeemable ordinary shares	—	—	—	—	(3,174)	—	—	(3,174)
Deemed dividend to VODone	—	—	—	—	(38,014)	—	—	(38,014)
Recognition of noncontrolling interests	—	—	—	—	—	—	1,416	1,416
Acquisition of noncontrolling interests (Note 4)	—	—	—	1,543	—	—	(520)	1,023
Conversion of Class B to Class A ordinary shares (Note 17)	8,795,864	(8,795,864)	—	—	—	—	—	—
Issuance of ordinary shares	50,866,900	—	322	246,521	—	—	—	246,843
Issuance of warrants (Note 20(d))	—	—	—	10,139	—	—	—	10,139
Capital contribution from noncontrolling interests	—	—	—	—	—	—	138	138
Share-based compensation expenses	—	—	—	7,463	—	—	—	7,463
Exercise of share-based awards	4,794,390	—	38	11,551	—	—	—	11,589

Balance as of December 31, 2013	178,034,362	180,821,228	2,300	1,003,417	19,635	122	1,602	1,027,076

Balance as of December 31, 2013 in US$	178,034,362	180,821,228	380	165,753	3,244	20	265	169,662

The accompanying notes are an integral part of the consolidated financial statements.

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”), U.S. Dollars (“US$”) and Hong Kong Dollars (“HK$”),

except for number of shares and per share data)

1. ORGANIZATION AND BASIS OF PRESENTATION

China Mobile Games and Entertainment Group Limited (the “Company”) was incorporated as an exempted company with limited liability in the Cayman Islands on January 20, 2011 by VODone, a company listed on the Main Board of the Stock Exchange of Hong Kong Limited (the “HK Stock Exchange”). The Company is considered a foreign entity under the laws of the People’s Republic of China (the “PRC”). On September 25, 2012, the Company completed a listing on the Nasdaq Global Market (the “Listing”), with each offered American depositary share (“ADS”) representing fourteen Class A ordinary shares of the Company.

The Company does not conduct any substantive operations on its own but instead conducts its primary business operations through its subsidiaries, two variable interest entities (“VIEs”) and the VIEs’ subsidiaries, which are all located in the PRC and Hong Kong. The Company, its subsidiaries, the VIEs and the VIEs’ subsidiaries are hereinafter collectively referred to as the “Group”. The Group is principally engaged in the development, operation and sale of mobile phone games as well as the provision of handset design products and services. The Company’s principal geographic market is in the PRC.

The Company’s mobile phone games and handset design businesses were acquired through three separate transactions (the “Acquired Businesses”) completed by VODone and its subsidiaries: (i) the acquisition of 70% equity interest in Dragon Joyce Limited (“Dragon Joyce”) and its subsidiaries on October 27, 2009 by VODone, (ii) the acquisitions of operating assets of Bright Way Technology (Hong Kong) Limited (“Bright Way”) and Shenzhen Tastech Electronic Co. Ltd. (“Tastech”) on October 11, 2010 by two subsidiaries of OWX Holding Co. Ltd. (“OWX Holding”), a 70% owned subsidiary of VODone, and (iii) the acquisition of 70% equity interest in 3GUU Mobile Entertainment Industrial Co. Ltd. (“3GUU BVI”) and its subsidiaries on December 31, 2010 by Action King Limited (“Action King”), a wholly-owned subsidiary of VODone. The Acquired Businesses were operated by VODone from their respective acquisition date to the date of the Group’s reorganization on August 23, 2011 (the “Reorganization”).

Reorganization transactions

In preparation for its planned initial public offering (“IPO”), the following transactions were undertaken to reorganize the legal structure of the Group. On August 23, 2011, pursuant to a series of share swap agreements, the Company issued (i) 106,500,000 new ordinary shares to Dragon Joyce to acquire Dragon Joyce’s equity interest in its subsidiaries (the “Dragon Joyce Group”), (ii) 43,500,000 new ordinary shares to OWX Holding to acquire OWX Holding’s equity interest in its subsidiaries (the “OWX Group”), (iii) 59,999,000 new ordinary shares to Action King to acquire Action King’s equity interests in 3GUU BVI and its subsidiaries (the “3GUU Group”), and (iv) 90,000,000 new ordinary shares to the noncontrolling interest holders of Dragon Joyce, OWX Holding and 3GUU BVI to acquire their equity interests in the Dragon Joyce Group, the OWX Group and the 3GUU Group, respectively. As a result of the Reorganization, the Company effectively acquired 70% and 30% of the equity interests in each of the Dragon Joyce Group, the OWX Group and the 3GUU Group from VODone and the noncontrolling interest holders, respectively. After the Reorganization, (i) Dragon Joyce, OWX Holding and Action King became wholly-owned subsidiaries of VODone and collectively own 70.2% of the equity interest in the Company whilst the former noncontrolling interest holders collectively own the remaining 29.8% equity interest of the Company; and (ii) the Dragon Joyce Group, the OWX Group and the 3GUU Group became wholly-owned subsidiaries of the Company. Dragon Joyce, OWX Holding and Action King were investment holding companies and had no operations since inception.

Prior to the Reorganization, the Company, the Dragon Joyce Group, the OWX Group and the 3GUU Group had the same controlling shareholder in VODone. In substance, existing sister operating entities, namely the

Dragon Joyce Group, the OWX Group and the 3GUU Group, have been reorganized as subsidiaries of the Company and the transaction was accounted for as a legal reorganization of entities under common control, in a manner similar to a pooling-of-interest. Accordingly, the assets and liabilities of the parties to the Reorganization have been stated at their historical amounts in the accompanying consolidated financial statements.

The Company accounted for the purchase of the remaining 30% equity interest of the Dragon Joyce Group, the OWX Group and the 3GUU Group from the noncontrolling interest holders on August 23, 2011 as an equity transaction in accordance with Accounting Standards Codification (“ASC”) topic 810 (“ASC 810”), Consolidation. The difference between the consideration paid by the Company to the noncontrolling interest holders and the carrying amount of the noncontrolling interest in the Dragon Joyce Group, the OWX Group and the 3GUU Group was recognized in additional paid-in capital.

On February 14, 2012, the Company established four wholly-owned subsidiaries in the British Virgin Islands, namely HYD Holding Limited (“HYD Holding”), OWX Group Limited (“OWX BVI”), OWX Development Limited (OWX Development”) and 3GUU Holding Limited (“3GUU Holding”), to act as intermediate investment holding companies for the Dragon Joyce Group, the OWX Group and the 3GUU Group. The Company directly owns 100% of the equity interests in HYD Holding, OWX BVI and 3GUU Holding, whilst OWX BVI owns 100% of the equity interest in OWX Development. On March 23, 2012, the Company transferred (i) 100% of the equity interests in the Dragon Joyce Group to HYD Holding; (ii) 100% of the equity interests in the OWX Group to OWX Development; and (iii) 100% of the equity interests in the 3GUU Group to 3GUU Holding. These transactions were accounted for as a legal reorganization of entities under common control.

VIE arrangements

Prior to being acquired by VODone on December 31, 2010, Guangzhou Yitongtianxia Software Development Co., Ltd. (“Yitongtianxia”), a wholly-owned subsidiary of 3GUU BVI, entered into a series of contractual arrangements with Guangzhou Yingzheng Information Technology Co., Ltd. (“Yingzheng”) and its shareholders on October 28, 2009, whereby Yitongtianxia obtained effective control over Yingzheng. On September 1, 2013, Huiyou Digital (Shenzhen) Ltd. (“Huiyou”), a wholly-owned subsidiary of China Wave Group Limited (“China Wave”), entered into a series of contractual arrangements with Shenzhen Lanyue Internet Technology Co., Ltd (“Lanyue”) and its shareholders, whereby Huiyou obtained effective control over Lanyue. Yitongtianxia and Huiyou are hereinafter referred to as the “WFOEs”, and Yingzheng and Lanyue are hereinafter referred to as the “VIEs”. The series of contractual arrangements and their supplemental agreements contain similar provisions regarding obligations and rights of the WFOEs and the VIEs (collectively, the “VIE Arrangements”) whereby the WFOEs obtained effective control over the VIEs through (i) the ability to exercise all the rights of the VIEs’ shareholders pursuant to the exclusive call option agreement, the equity pledge agreement and the agreement for voting proxies, (ii) the rights to absorb substantially all of the economic residual benefits of the VIEs pursuant to the exclusive management, technology services and market promotion agreement, the technology services agreement and supplementary agreements, and (iii) the obligation to fund all of the expected losses of the VIEs pursuant to the loan agreement and supplementary agreements. As a result, the WFOEs have been determined to be the primary beneficiaries of the VIEs.

On December 16, 2011, 3GUU BVI agreed to provide unlimited financial support to Yingzheng for its operations. In addition, pursuant to a power of attorney agreement entered into between Yitongtianxia and 3GUU BVI, Yitongtianxia re-assigned the rights to attend Yingzheng shareholders’ meetings and to vote on all of the matters in Yingzheng that require shareholders’ approval irrevocably entrusted to it by shareholders of Yingzheng to 3GUU BVI. As a result of the reassignment of power of attorney from Yitongtianxia to 3GUU BVI and the provision of unlimited financial support from 3GUU BVI to Yingzheng, 3GUU BVI replaced Yitongtianxia to have the power to direct the activities of Yingzheng that most significantly impact Yingzheng’s economic performance and the obligation to absorb the expected losses of Yingzheng. Yitongtianxia essentially only retains the right to receive the expected residual returns of Yingzheng. 3GUU BVI and Yitongtianxia, as a group of related parties, have held all of the variable interests of Yingzheng since December 16, 2011. 3GUU BVI has been determined to be the most closely associated with Yingzheng within the group of related parties and replaced Yitongtianxia as the primary beneficiary of Yingzheng on December 16, 2011.

On September 16, 2013, China Wave agreed to provide unlimited financial support to Lanyue for its operations. In addition, pursuant to a power of attorney agreement entered into between Huiyou and China Wave, Huiyou re-assigned the rights to attend Lanyue shareholders’ meetings and to vote on all of the matters in Lanyue that require shareholders’ approval irrevocably entrusted to it by shareholders of Lanyue to China Wave. As a result of the reassignment of power of attorney from Huiyou to China Wave and the provision of unlimited financial support from China Wave to Lanyue, China Wave replaced Huiyou to have the power to direct the activities of Lanyue that most significantly impact Lanyue’s economic performance and the obligation to absorb the expected losses of Lanyue. Huiyou essentially only retains the right to receive the expected residual returns of Lanyue. China Wave and Huiyou, as a group of related parties, have held all of the variable interests of Lanyue since September 16, 2013. China Wave has been determined to be the most closely associated with Lanyue within the group of related parties and replaced Huiyou as the primary beneficiary of Yingzheng on September 16, 2013.Accordingly, the Company consolidates Yingzheng and Lanyue in accordance with SEC Regulation SX-3A-02 and ASC 810. The reason for entering into the VIE Arrangements is to comply with PRC laws and regulations that (i) prohibit direct foreign control in companies involved in Internet content provision and telecommunication businesses and (ii) restrict an offshore company controlled or established by a PRC enterprise or natural person to acquire its PRC affiliates.

The significant terms of the VIE Arrangements are listed below:

Exclusive call option agreements

Pursuant to the exclusive call option agreements, the VIEs and their shareholders irrevocably granted the WFOEs, or their designated persons, an exclusive option to purchase, when and to the extent permitted under PRC law, part of or the entire equity interests of the VIEs. The exercise price is the minimum price permitted by PRC law. The exclusive option agreements will remain effective until the exclusive option is exercised to purchase the entire equity interest of the VIEs.

Equity pledge agreements

Pursuant to the equity pledge agreements between the WFOEs and the VIEs’ shareholders, the VIEs’ shareholders have pledged their entire equity interest in the VIEs to the WFOEs to guarantee the performance of the VIEs’ obligations under the exclusive technology services and market promotion agreements. If the VIEs breach their contractual obligations under the exclusive technology services and market promotion agreements, the WFOEs, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interest. The VIEs’ shareholders agreed not to transfer, sell, pledge, dispose of or otherwise create any new encumbrance on their equity interest in the VIEs without the prior consent of the WFOEs. Unless the WFOEs terminate the agreements, the equity pledge agreements will remain effective until (i) the VIEs fulfill all the obligations prescribed in the exclusive call option agreements, the exclusive management, technology services and market promotion agreements, the agreements for voting proxies and the loan agreements or (ii) the WFOEs acquire the entire equity interest of the VIEs.

Exclusive technology services and market promotion agreements

Pursuant to the exclusive technology services and market promotion agreements between the WFOEs and the VIEs, the WFOEs have the exclusive and irrevocable right to provide to the VIEs various technology and market promotion services related to the mobile phone games business. In return, the VIEs are required to pay the WFOEs a service fee in an amount as determined at the sole discretion of the WFOEs. Unless the WFOEs terminate the agreements, the exclusive technology services and market promotion agreements will remain effective until the dissolution of the WFOEs in accordance with the applicable PRC laws. Business taxes and value-added taxes relating to technology services and market promotion fees charged by the WFOEs are recorded as cost of revenues in the consolidated statements of comprehensive income.

Technology services agreements

Pursuant to the technology services agreements between the WFOEs and the VIEs and the supplementary agreements, the WFOEs agreed to provide the VIEs with technology support and market promotion services related to the VIEs’ smartphone games business. The VIEs agreed to distribute 40% of their income generated from the game products developed under the technology services agreements, after deducting taxes and expenses, to the WFOEs on a monthly basis. Upon expiration, the technology services agreements will be automatically renewed unless the WFOEs, in their sole discretion, disagree.

Agreements for voting proxies

Pursuant to the agreements for voting proxies among the WFOEs, the VIEs and their shareholders, the VIEs’ shareholders irrevocably assign their full voting rights in the VIEs to the WFOEs. The VIEs’ shareholders entrusted the WFOEs their rights to attend shareholders’ meetings and to vote on their behalf on all of the matters that require shareholders’ approval. Unless the WFOEs terminate the agreements, the agreements for voting proxies will remain effective in the same effective period as the exclusive call option agreements, the equity pledge agreements, the exclusive technology services and market promotion agreements and the loan agreements. On December 16, 2011 and September 16, 2013, Yitongtianxia and Huiyou re-assigned the rights underlying the agreements for voting proxies to 3GUU BVI and China Wave, respectively.

Loan agreements

Pursuant to the loan agreements between the WFOEs and the VIEs’ shareholders, the WFOEs extended loans to the VIEs’ shareholders to enable them to pay the registered capital of the VIEs. The VIEs’ shareholders will repay the loans by transferring their legal ownership in the VIEs to the WFOEs when permitted by PRC law. The loan agreements are effective for 10 years and will automatically extend for another 10 years unless the WFOEs, in their sole discretion, disagree. As of December 31, 2013, the VIEs’ shareholders have drawn down loans of an aggregate amount of RMB10,000 from the WFOEs.

Supplementary agreements

The WFOEs entered into supplementary agreements with the VIEs and their shareholders to determine the calculation of management fee to be paid to the WFOEs. Pursuant to the supplementary agreements, the VIEs have agreed to pay an annual management fee to the WFOEs based on annual revenue of the VIEs minus actual operating costs, other costs of the VIEs, which include fees paid under the technology services agreement, and taxes paid by the VIEs.

The WFOEs entered into supplementary agreements with the VIEs and their shareholders to memorialize certain terms previously agreed amongst the WFOEs, the VIEs and their shareholders. While the supplementary agreements were signed, the terms, intent and substance of all the agreements above remained unchanged. Pursuant to the supplementary agreements: (i) before the WFOEs can legally exercise the options to acquire the VIEs, the VIEs’ shareholders cannot declare any dividends or distribute any residual profits without the consent of the WFOEs; (ii) any funds, including but not limited to dividends distributed out of the VIEs’ residual profits, received by the VIEs’ shareholders or any persons designated by the VIEs’ shareholders, shall be remitted in full to the WFOEs; (iii) the consideration received by the VIEs’ shareholders upon the exercise of the exclusive call option agreements by the WFOEs must be immediately remitted to the WFOEs or any persons designated by the WFOEs; (iv) the WFOEs are obligated to provide continuous financial support to the VIEs for operations; and

(v) the WFOEs have the unilateral right to change the service fee amount under the exclusive technology services and market promotion agreements. The carrying amounts of the assets and liabilities of the VIEs are as follows:

	As of December 31,
	2012	2013	2013
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	8,024	17,778	2,937
Short-term investments	25,000	20,680	3,416
Accounts receivable	6,405	84,718	13,994
Prepayments and other current assets	6,375	55,491	9,166

Total current assets	45,804	178,667	29,513

Non-current assets:
Long-term investment	—	2,000	330
Property and equipment, net	2,115	5,843	965
Intangible assets, net	9,681	39,037	6,448
Deferred tax assets	66	27	4
Other non-current assets	—	4,481	740

Total non-current assets	11,862	51,388	8,487

Total assets	57,666	230,055	38,000

LIABILITIES
Current liabilities:
Accounts payable	719	35,178	5,811
Technology services and market promotion fees payable to the WFOEs	52,890	67,084	11,081
Accrued expenses and other current liabilities	7,352	23,618	3,901
Deferred revenue	1,597	1,722	284

Total current liabilities	62,558	127,602	21,077

Non-current liabilities:
Unrecognized tax benefits	4,233	4,702	777
Other non-current liabilities	2,150	2,000	330

Total non-current liabilities	6,383	6,702	1,107

Total liabilities	68,941	134,304	22,184

The financial performance and cash flows of the VIEs are as follows:

	For the Years Ended December 31,
	2012	2013
	RMB	RMB	US$
Net revenues	35,686	153,990	25,437

Net loss	(17,742)	(37,334)	(6,167)

Net cash generated from operating activities	18,517	43,201	7,136

Net cash used in investing activities	(37,987)	(43,546)	(7,193)

Net cash generated from financing activities	—	10,098	1,668

The technology services and market promotion fees charged by the WFOEs to the VIEs were RMB16,750 and RMB19,067 (US$3,150) during the years ended December 31, 2012 and 2013, respectively.

As of December 31, 2013, there was no pledge or collateralization of the assets of the VIEs and the Company has not provided any financial support that it was not previously contractually required to provide to the VIEs. There were no assets of the VIEs that can only be used to settle its obligations. Creditors of the VIEs have no recourse to the general credit of their respective primary beneficiary. The VIEs held revenue-producing mobile games and mobile game licenses acquired from third-party game developers as well as registered copyrights, trademarks and domain names developed internally for the Group’s operations.

Basis of presentation

The consolidated financial statements present the consolidated financial position, results of operations and cash flows in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

As of December 31, 2013, the Company’s subsidiaries consisted of the following entities:

Name	Place of incorporation	Date of establishment / acquisition	Percentage of ownership	Principal activities
Beauty Wave Limited (“Beauty Wave”)	British Virgin Islands (“BVI”)	October 27, 2009	100%	Investment holding
China Wave	BVI	October 27, 2009	100%	Investment holding
Uni-Force Development Limited (“Uni-Force”)	Hong Kong	October 27, 2009	100%	Investment holding
Huiyou	The PRC	October 27, 2009	100%	Development, operation and sale of mobile phone games
Beijing Dongganlefeng Information Technology Co., Ltd. (“Donggan”)	The PRC	October 27, 2009	100%	Development, operation and sale of mobile phone games
Beijing Longyuebaifu Information Technology Co., Ltd. (“Longyue”)	The PRC	October 27, 2009	100%	Development, operation and sale of mobile phone games
OWX Hong Kong Limited (“OWX HK”)	Hong Kong	December 28, 2009	100%	Provision of handset design products and services
Shenzhen Qilewuxian Software Development Co. Ltd. (“Qilewuxian”)	The PRC	April 19, 2010	100%	Development, operation and sale of mobile phone games
OWX (Beijing) Technology Co., Ltd. (“OWX Beijing”)	The PRC	September 3, 2010	100%	Investment holding
Shenzhen Yikechuanghui Technology Co., Ltd. (“Yikechuanghui”)	The PRC	October 21, 2010	100%	Development, operation of mobile phone games
Shenzhen Zhongtuokechuang Technology Co., Ltd. (“Zhongtuo”)	The PRC	November 18, 2010	100%	Provision of handset design products and services
3GUU BVI	BVI	December 31, 2010	100%	Investment holding
3GUU Mobile Entertainment Co. Limited (“3GUU HK”)	Hong Kong	December 31, 2010	100%	Investment holding
Yitongtianxia	The PRC	December 31, 2010	100%	Development, operation and sale of mobile phone games
OWX BVI	BVI	February 14, 2012	100%	Investment holding
OWX Development	BVI	February 14, 2012	100%	Investment holding
HYD Holding	BVI	February 14, 2012	100%	Investment holding
3GUU Holding	BVI	February 14, 2012	100%	Investment holding
C&V Limited (“C&V BVI)	BVI	August 27, 2012	51%	Investment holding
Shenzhen Douqu Software Co., Ltd (“Shenzhen Douqu”)	The PRC	September 5, 2012	80%	Development, operation of mobile phone games
C&V Hong Kong Limited (“C&V HK”)	Hong Kong	September 21, 2012	51%	Investment holding
China Mobile Games and Entertainment Group (HK) Limited (“CMGE HK”)	Hong Kong	October 11, 2012	100%	Investment holding
Shenzhen Leyuansuiyu Technology Development Co. Ltd. (“Leyuansuiyu”)	The PRC	February 21, 2013	60%	Development, operation of mobile phone games
Kechuangqudong Digital (Shenzhen) Co., Ltd. (“Kechuangqudong”)	The PRC	March 20, 2013	100%	Development, operation of mobile phone games

Name	Place of incorporation	Date of establishment / acquisition	Percentage of ownership	Principal activities
Shanghai Lanfeng Technology Co., Ltd. (“Shanghai Lanfeng”)	The PRC	April 7, 2013	100%	Development, operation of mobile phone games
Shanghai Suiyue Technology Co., Ltd. (“Shanghai Suiyue”)	The PRC	April 9, 2013	100%	Development, operation of mobile phone games
Weili Development Limited (“Weili”)	Hong Kong	June 4, 2013	100%	Investment holding
CMGE Investment Limited (“CMGE Investment”)	Hong Kong	June 4, 2013	100%	Investment holding
China Perfect Investment Limited (“China Perfect”)	Hong Kong	August 6, 2013	100%	Investment holding
Guangzhou Huifenghechang Technology Co., Ltd. (“Huifenghechang”)	The PRC	July 11, 2013	100%	Development, operation of mobile phone games
Parkinson Enterprises Limited (“Parkinson”)	Hong Kong	October 28, 2013	100%	Investment holding
Majesty Enterprises Limited (“Majesty”)	Hong Kong	November 22, 2013	100%	Investment holding
Vogins Technology Co.Limited (“Vogins BVI”)	BVI	November 22, 2013	90.62%	Investment holding
Vogins Technology (Shanghai) Co.,Ltd. (“Vogins shanghai”)	The PRC	November 22, 2013	100%	Provision of billing and collection services
CMGE International Limited (“CMGE International”)	BVI	December 3, 2013	100%	Investment holding

As of December 31, 2013, the Company consolidated the following VIEs and VIEs’ subsidiaries:

Name	Place of incorporation	Date of establishment / acquisition	Percentage of ownership	Principal activities
Yingzheng	The PRC	December 31, 2010	—	Development, operation and sale of mobile phone games
Lanyue	The PRC	September 16, 2013	—	Development, operation and sale of mobile phone games
Chengdu Zhuoxing Technology Co., Ltd. (“Chengdu Zhuoxing”)	The PRC	September 16, 2013	—	Development, operation and sale of mobile phone games
Beijing Wuyao technology Co., Ltd. (China) (“Beijing Wuyao”)	The PRC	September 16, 2013	—	Development, operation and sale of mobile phone games

Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, the VIEs and the VIEs’ subsidiaries. The results of the subsidiaries are consolidated from the date on which the Group obtained control and are continued to be consolidated until the date that such control ceases. A controlling financial interest is typically determined when the Company holds a majority of the voting equity interest in an entity. However, if the Company demonstrates its ability to control the entity through the power to direct the activities of the entity that most significantly impact the entity’s economic performance and the obligation to absorb losses of the entity that could potentially be significant to the entity or the right to receive benefits from the entity that could potentially be significant to the entity, then the entity is consolidated.

All significant intercompany balances and transactions among the Company, its subsidiaries, the VIEs and the VIEs’ subsidiaries have been eliminated upon consolidation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions reflected in the consolidated financial statements include, but are not limited to, revenue recognition, allowance for doubtful accounts, provision for inventory obsolescence, estimates of useful life for property and equipment, intangible assets and non-current prepayments, impairment of goodwill and long-lived assets, valuation allowance for deferred tax assets, allocation of purchase price, uncertain tax positions, share-based compensation, fair value of contingently redeemable ordinary shares and consolidation of variable interest entity. Actual results could differ significantly from those estimates.

Foreign currency

Based on the criteria of ASC topic 830 (“ASC 830”), Foreign Currency Matters, the Company determined its functional currency to be the United States Dollars (“US$”). The Company’s subsidiaries located in the BVI determined their functional currency to be the US$. The Company’s subsidiaries located in Hong Kong determined their functional currency to be the Hong Kong Dollars (“HK$”), with the exception of CMGE Investment which determined its functional currency to be the RMB and OWX HK, 3GUU HK and C&V HK which determined their functional currency to be the US$. The Company’s subsidiaries and VIEs located in the PRC determined their functional currency to be the RMB. The Company uses the RMB as its reporting currency.

Each entity in the Group maintains its financial records in its own functional currency. Transactions denominated in foreign currencies are measured at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in foreign currencies are remeasured at the exchange rates prevailing at the balance sheet date. Exchange gains and losses are included in the consolidated statements of comprehensive income. Non-monetary items that are measured in terms of historical cost in foreign currency are remeasured using the exchange rates at the dates of the initial transactions.

The assets and liabilities of the Company’s subsidiaries located outside of the PRC are translated into RMB at the exchange rates prevailing at the balance sheet date. The consolidated statements of comprehensive income of these entities are translated into RMB at the weighted average exchange rates for the year. The resulting translation gains (losses) are recorded in accumulated other comprehensive income as a component of shareholders’ equity.

For the purpose of the consolidated statements of cash flows, cash flows of the Company’s subsidiaries located outside of the PRC are translated into RMB at the exchange rates prevailing on the dates of the cash flows. Frequently recurring cash flows of these entities which arise throughout the year are translated into RMB at the weighted average exchange rates for the year.

Convenience translation

Amounts in US$ are presented for the convenience of the reader and are translated at the noon buying rate of US$1.00 to RMB6.0537 on December 31, 2013 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

Business combinations

The Company accounts for its business combinations using the acquisition method of accounting in accordance with ASC topic 805 (“ASC 805”): Business Combinations. The acquisition method of accounting requires all of the following steps: (i) identifying the acquirer, (ii) determining the acquisition date, (iii) recognizing and measuring the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree and (iv) recognizing and measuring goodwill or a gain from a bargain purchase. The consideration transferred in a business combination is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total of cost of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of comprehensive income as a gain.

The determination and allocation of fair values to the identifiable assets acquired, liabilities assumed and noncontrolling interests is based on various assumptions and valuation methodologies requiring considerable judgment from management. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. The Company determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of assets, forecasted life cycle and forecasted cash flows over that period.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and demand deposits placed with banks or other financial institutions with original maturity of three months or less at the date of purchase and are unrestricted as to withdrawal and use.

Restricted cash

Restricted cash represents cash pledged to a financial institution as collateral for the Company’s short-term bank borrowing (Note 12). The restricted cash is not available for withdrawal or the Company’s general use until after the corresponding bank borrowing is repaid.

Short-term investments

All highly liquid investments with original maturities of greater than three months, but less than 12 months, are classified as short-term investments. Investments that are expected to be realized in cash during the next 12 months are also included in short-term investments. As of December 31, 2012 and 2013, the Company held fixed time deposits amounting to RMB45,000 and RMB51,772 (US$8,552) in commercial banks with original maturities of greater than three months but less than a year, respectively. Interest income for short-term investments of nil, RMB560 and RMB1,351 (US$223) was recognized in the consolidated statements of comprehensive income for the years ended December 31, 2011, 2012 and 2013, respectively.

Long-term investment

Long-term investment represents a cost method investment in Shanghai Douwan Network Technology Co., Ltd. (“Shanghai Douwan”). On October 26, 2013, the Company purchased 4% equity interest in Shanghai Douwan for a total consideration of RMB2,000. In accordance with ASC subtopic 325-20 (“ASC 325-20”), Investments-Other: Cost Method Investments, for investments in an investee over which the Company does not have significant influence and which do not have readily determinable fair value, the Company carries the investment at cost and only adjusts for other-than-temporary declines in fair value and distributions of earnings that exceeds the Company’s share of earnings since its investment. Management regularly evaluates the impairment of the cost method investment based on performance and financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs. An impairment loss is recognized in earnings equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of investment. There was no impairment indicators present associated with this investment as of December 31, 2013.

Accounts receivable and allowance for doubtful accounts

Accounts receivable are carried at net realizable value. In general, collateral is not required and interest is not charged on accounts receivable. An allowance for doubtful accounts is recorded when collection of the full amount is no longer probable. In evaluating the collectability of receivable balances, the Group considers specific evidence including the aging of the receivable, the customer’s payment history, its current credit-worthiness and current economic trends. Accounts receivable are written off after all collection efforts have ceased. Accounts receivable of nil, RMB553 and nil were written off during the years ended December 31, 2011, 2012 and 2013, respectively.

Inventories

Inventories consist of raw materials that are used for the provision of handset design products and services and are accounted for using the weight average method, and are stated at the lower of cost or market value. Costs of raw materials are based on purchase costs and are determined by the weighted average method.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation and are depreciated using the straight-line method over the estimated useful lives of the assets as follows:

Office equipment	3 - 5 years
Motor vehicles	4 years
Leasehold improvement	shorter of lease terms or 3 years

Repair and maintenance costs are charged to expense when incurred, whereas the costs of renewals and betterment that extend the useful life of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation with any resulting gain or loss reflected in the consolidated statements of comprehensive income.

Goodwill

Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of acquired businesses. In accordance with ASC topic 350 (“ASC 350”), Intangibles—Goodwill and Other, goodwill is not amortized, but rather is tested for impairment annually or more frequently if indicators of impairment present. The Group assigns and assesses goodwill for impairment at the reporting unit level. The Group determines that each reporting unit is identified at the component level, which is one level below the operating segment. The Dragon Joyce Group, OWX Group and 3GUU Group are identified as reporting units, as discrete financial information is available and segment management regularly reviews their operating results.

The performance of the impairment test involves a two-step process. The first step of the impairment test involves comparing the fair value of the reporting unit with its carrying amount, including goodwill. Fair value is primarily determined by computing the future discounted cash flows expected to be generated by the reporting unit. If the carrying value exceeds the fair value, goodwill may be impaired. If this occurs, the Group performs the second step of the goodwill impairment test to determine the amount of impairment loss. The fair value of the reporting unit is allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit goodwill. If the carrying amount of the goodwill is greater than its implied fair value, the excess is recognized as an impairment loss. The annual goodwill impairment test is performed on December 31 of each year. In accordance with Accounting Standards Update (“ASU”) No. 2011-08 (“ASU 2011-08”), Intangibles—Goodwill and Other (ASC 350), the Group has the option to first assess qualitative factors to determine whether it is necessary to perform the two-step test. If the Group believes, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required.

The Group recognized goodwill impairment loss of nil, RMB33,517 and nil for the years ended December 31, 2011, 2012 and 2013, respectively (Note 9).

Intangible assets

Intangible assets, including computer software, mobile games and platforms, acquired customer relationships, mobile game licenses, capitalized mobile game product development costs and acquired contract with mobile network operator, are carried at cost less accumulated amortization. Intangible assets acquired in a business combination are recognized initially at fair value at the date of acquisition. Intangible assets with a finite useful life are amortized using the straight-line method over the estimated economic lives of the intangible assets as follows:

Computer software	5 years
Mobile games and platforms	1 - 6 years
Acquired customer relationships	7 years
Mobile game product development costs	3 years
Mobile game licenses	2 - 6 years
Acquired contract with mobile network operator	3 years

Computer software purchased from third-party vendors is capitalized and amortized on a straight-line basis over the estimated useful life of five years.

Mobile games and platforms purchased from third-party vendors are capitalized and amortized on a straight-line basis over the estimated economic lives which range from one to five years while mobile games and platforms acquired in business combinations are recorded at fair value at the date of acquisition and amortized on a straight-line basis over the remaining estimated economic lives which range from one to six years.

Customer relationships acquired in business combinations are related to the ability to sell existing services to existing customers of the acquiree. Acquired customer relationships are recognized at fair value at the date of acquisition using a valuation technique based on expected income and amortized on a straight-line basis over the remaining estimated economic lives of seven years.

Mobile game licenses represent the exclusive rights obtained to publish the mobile games developed by third-party game developers on the Group’s game platform or third-party app stores and are capitalized and amortized on a straight-line basis over the shorter of the contractual terms or the estimated economic lives, which range from two to six years.

Contract with mobile network operator acquired in business combination represents a co-operation agreement with a mobile network operator which allows the Group to act as a service provider for billing and collection services. The acquired contract with mobile network operator is recognized at fair value at the date of acquisition using a valuation technique based on expected income and amortized on a straight-line basis over the remaining contractual term of three years.

The Group recognizes costs to develop its mobile game products in accordance with ASC topic 985 (“ASC 985”), Software. Mobile game product development costs consist primarily of payroll, depreciation and other overhead expenses incurred by the Group to develop, maintain, monitor and manage the Group’s mobile gaming products. Costs incurred for the development of mobile game products prior to the establishment of technological feasibility are expensed when incurred and are included in product development expenses. Once a mobile game product has reached technological feasibility, all subsequent mobile game product development costs are capitalized until the product is available for marketing. Technological feasibility is evaluated on a product-by-product basis, but typically encompasses both technical design and game design documentation and only occurs when the mobile games have a proven ability to operate in a mobile game environment. The amount of mobile game development costs qualifying for capitalization as intangible assets was amortized over the estimated life of the corresponding mobile games, which is determined to be three years.

Impairment of long-lived assets

The Group evaluates its long-lived assets, including property and equipment and intangible assets with finite lives, for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable in accordance with ASC topic 360 (“ASC 360”), Property, Plant and Equipment and ASC 350. When these events occur, the Group evaluates the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the excess of the carrying amount of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available. Long-lived assets are grouped at the lowest level for which there are identifiable cash flows and are largely independent of the cash flows of the other assets when assessing impairment.

The Group recognized impairment loss on long-lived assets of nil, RMB10,910 and RMB2,613 (US$432) for the years ended December 31, 2011, 2012 and 2013, respectively (Note 10).

Fair Value Measurements

(i) Fair value of financial instruments

Financial instruments of the Group primarily include cash and cash equivalents, restricted cash, short-term investments, accounts receivable, other receivables, amounts due from related parties, contingently returnable consideration assets, short-term bank borrowing, accounts payable, amounts due to related parties and contingently redeemable ordinary shares. As of December 31, 2012 and 2013, the carrying values of these financial instruments, other than the contingently returnable consideration assets and contingently redeemable ordinary shares, approximated their fair values due to the short-term maturity of these instruments. The contingently returnable consideration assets were recorded at fair value as determined on the respective days of business acquisition and subsequently adjusted to the fair value at each reporting date. The contingently redeemable ordinary shares were initially recorded at issue price net of issuance costs. The Group recognizes changes in the redemption value immediately as they occur and adjusts the carrying value of the contingently redeemable ordinary shares to equal the redemption value at the end of each reporting period. The Group determined the fair values of the contingently returnable consideration assets with the assistance of an independent valuation firm.

The Company applies ASC topic 820 (“ASC 820”), Fair Value Measurements and Disclosures, in measuring fair value. ASC 820 defines fair value, establishes a framework for measuring fair value and requires disclosures to be provided on fair value measurement.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1—	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2—	Include other inputs that are directly or indirectly observable in the marketplace.

Level 3—	Unobservable inputs which are supported by little or no market activity.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

As of December 31, 2012 and 2013, the Group measures the fair value of the contingently returnable consideration assets using an income approach based on inputs that are unobservable in the market.

Assets measured at fair value on a recurring basis as of December 31, 2012 are summarized below:

	Quoted price in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	RMB	RMB	RMB
Contingently returnable consideration assets (Note 7)	—	—	13,648

Assets measured at fair value on a recurring basis as of December 31, 2013 are summarized below:

	Quoted price in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	RMB	RMB	RMB	US$

Contingently returnable consideration assets (Note 7)	—	—	—	—

The following table presents a reconciliation of the assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the years ended December 31, 2012 and 2013.

Contingently returnable consideration assets
RMB
Balance as of January 1, 2012	16,938

Recognized during the year	—
Realized or unrealized gain	27,326
Settlement	(30,616)

Balance as of December 31, 2012	13,648

Recognized during the year	—
Realized or unrealized gain	24,366
Settlement	(38,014)

Balance as of December 31, 2013	—

Balance as of December 31, 2013 in US$	—

The amount of total gain for the year ended December 31, 2012 included in earnings	27,326

The amount of total gain for the year ended December 31, 2013 included in earnings	24,366

The amount of total gain for the year ended December 31, 2013 included in earnings, in US$	4,025

Realized and unrealized gain for the years ended December 31, 2012 and 2013 was recorded as “Changes in fair value of contingently returnable consideration assets” in the consolidated statements of comprehensive income.

The following table sets forth assets measured at fair value on a nonrecurring basis as of December 31, 2012:

		Fair value at December 31, 2012 measured using
	Carrying value at December 31, 2012	Quoted price in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total loss in 2012
	RMB	RMB	RMB	RMB	RMB
Goodwill	598,358	—	—	564,841	33,517

Intangible assets—Acquired customer relationships	10,910	—	—	—	10,910

Total assets measured at fair value on nonrecurring basis					44,427

The fair value of goodwill and intangible assets as of December 31, 2012 was measured using the income approach with significant inputs that are not observable in the market (Level 3), including a discount rate of 21.77% and a long-term sustainable growth rate of 3%.

In accordance with ASC 350-20, goodwill with a carrying amount of RMB598,358 was written down to its implied fair value of RMB564,841, resulting in an impairment charge of RMB33,517, which was included in the statements of comprehensive income for the year ended December 31, 2012.

In accordance with ASC 360-10, acquired customer relationships with a carrying amount of RMB10,910 was written down to its fair value of zero, resulting in an impairment charge of RMB10,910, which was included in the statements of comprehensive income for the year ended December 31, 2012.

The following table sets forth assets measured at fair value on a nonrecurring basis as of December 31, 2013:

		Fair value at December 31, 2013 measured using
	Carrying value at December 31, 2013	Quoted price in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total loss in 2013
	RMB	RMB	RMB	RMB	RMB	US$
Intangible assets—Computer software	2,613	—	—	—	2,613	432

Total assets measured at fair value on nonrecurring basis					2,613	432

In accordance with ASC 360-10, computer software with a carrying amount of RMB2,613 (US$432) was written down to its fair value of zero on December 31, 2013, resulting in an impairment charge of RMB2,613 (US$432), which was included in the statements of comprehensive income for the year ended December 31, 2013 (Note 10).

Revenue Recognition

Revenues of the Group are derived from the development, operation and sale of in-game premium feature of mobile phone games as well as the provision of handset design products and services. For each of the significant sources of revenue stated below, revenue is recognized only when the following four criteria are met: (i) persuasive evidence of an arrangement exists; (ii) the goods have been delivered or the services have been rendered; (iii) the price or fees are fixed or determinable; and (iv) collectability is reasonably assured.

(i) Games

(a) Single player games and social games

The Group generates (i) single player games revenues principally from the sale of in-game premium features of mobile phone games that are operated under the free-for-trial model and the sale of self-developed and purchased mobile games under the subscription-based model or the one-time fee model; and (ii) social games revenues from the sale of in-game premium features of self-developed social games that are operated under the free-to-play model.

The Group enters into service arrangements with mobile phone manufacturers to pre-install its self-developed and purchased single player games or application platform onto the mobile phones before they reach mobile phone game players. Mobile phone game players can access the pre-installed single player games directly or download the single player games through the pre-installed application platform without additional charges. Single player games are offered on a free-for-trial basis where the mobile phone game players may purchase in-game premium features to extend the duration of the game or to enjoy additional functions of the game. All chargeable in-game premium features are considered consumed immediately upon purchase. Any unused premium features cannot be carried forward after the mobile phone game players exit the game. When mobile phone game players leave the game they are currently playing and perform other functions on the feature phones, the previously purchased but unused premium features can no longer be accessed and are therefore completely consumed. Single player games are also available for mobile phone game players to download through mobile network operators and software websites. Under the subscription based model, mobile phone game players can subscribe to a monthly plan to download a fixed number of single player games from mobile network operators for a fixed subscription fee per month. Under the one-time fee model, mobile phone game players can download each single player game based on a fixed price per game.

Under the free-to-play model for social games, mobile phone game players can download mobile phone games, obtain game accounts and play the basic functions of the mobile games free of charge but may purchase game points for in-game premium features to enhance their game-playing experience. The purchased in-game premium features can be freely traded amongst game players within the applicable game as long as consumption of the items has not commenced. Mobile phone game players can purchase game points by either charging their account with mobile network operators directly or buying prepaid cards issued by mobile network operators. The prepaid cards can be converted into a pre-specified number of game points for consumption. Upon delivery of game points purchased directly from mobile network operators or converted from prepaid cards to mobile phone game players, the Group initially classifies these amounts as deferred revenue. For purposes of determining when the service has been provided to the mobile phone game players, the Group has determined that an implied obligation exists to the mobile phone game players who purchased game points to provide an enhanced game-playing experience over the average playing period of the mobile phone game players.

For single player games, the Group contracts with mobile network operators, third-party payment platforms or mobile phone service providers who in turn contract with mobile network operators, for billing, collection and transmission services offered to mobile phone game players who have purchased single player games or in-game premium features. The mobile network operators and the mobile service providers have a contractual relationship in which mobile network operators grant rights to mobile service providers to deliver digital content to mobile phone users. For social games, the Group establishes direct contractual relationship with mobile game players to allow mobile game players to download the games from the Group’s game platform or contracts with mobile network operators and third-party payment platforms for billing, collection and transmission services offered to mobile phone game players who have purchased game points. The Group also contracts with mobile application and software websites to distribute its social games by providing platforms for mobile phone game players to download such games. The mobile network operators and third-party payment platforms are entitled to profit sharing based on a prescribed percentage of the gross amount charged by the mobile network operators to the mobile phone game players while the mobile phone service providers are entitled to profit sharing based on a prescribed percentage of the net proceeds collected from the mobile network operators. The net proceeds after deducting the amounts shared by the mobile network operators, third-party payment platforms and mobile phone service providers represent the amount of revenue to be recognized by the Group. For the direct contractual arrangement with mobile game players, the Group recognizes the gross proceeds from the mobile game players as revenue.

For single player games, the Group has information generated from its internal system on the number of in-game premium features sold, monthly plan subscriptions and single player games downloaded each month to estimate the amount of collectable net proceeds and to recognize single player games revenues. For social games, the Group has information generated from its internal system on the number of game points sold each month to estimate the amount of collectable net proceeds and to recognize social games revenues. Differences between its estimates and the actual amounts confirmed by the mobile network operators, third-party payment platforms or mobile phone service providers have historically been insignificant. Generally, the Group receives billing confirmations from each of the mobile network operators, third-party payment platforms or mobile phone service providers confirming the net proceeds to be received by the Group within 30 to 120 days after the end of each month. The Group pays content fees to third-party game developers, which are recognized as cost of revenues, based on a prescribed percentage of the net proceeds confirmed by the mobile network operators. The Group pays service fees, which are recognized as cost of revenues, to the mobile phone manufacturers based on a prescribed percentage of the estimated net proceeds or a prescribed fixed fee per mobile phone activated by mobile phone game players. The Group also pays service fees to the mobile application and software websites which are recognized as cost of revenues.

Collectability is considered reasonably assured as the Group deals with only reputable mobile network operators, third-party payment platforms or mobile phone service providers and performs thorough credit assessment prior to entering into a business relationship with them. Historically, the Group has not experienced any significant defaults for payment.

Based on the above, the Group recognizes (i) single player games revenue when the goods are delivered based on download of games or consumption of in-game premium features by mobile phone game players, or at the end of subscription period and (ii) the estimated net proceeds to be received from the mobile network operators and the third-party payment platforms for the sale of game points of the social games, using data generated from its internal system, as deferred revenue upon delivery of game points to mobile phone game players. Deferred revenue is recognized as social games revenue ratably over the estimated average playing period of the paying mobile phone game players, starting from the point in time when game points are delivered to the mobile phone game players. The difference between the estimated proceeds and the actual amounts confirmed by the mobile network operators, third-party payment platforms or mobile phone service providers is recognized in the consolidated statements of comprehensive income when billing confirmations are received by the Group.

The Group determines whether to record single player games revenues using the gross or net method of reporting in accordance with ASC subtopic 605-45 (“ASC 605-45”), Revenue Recognition: Principal Agent Considerations. Determining whether revenue should be reported gross or net is based on an assessment of various factors, the primary factors being whether the Group is acting as the principal in offering services to the customer or whether the Group is acting as an agent in the transaction. The Group has determined that it is acting as the principal in offering services as the Group (i) is the primary obligor in the arrangement; (ii) has latitude in establishing the selling price; (iii) has discretion in suppliers selection; and (iv) has involvement in the determination of product specifications. Therefore, the Group has the primary responsibility of fulfillment and acceptability of the single-player games and recognizes the net proceeds to be received from the mobile network operators, mobile phone service providers or third-party payment platforms as single player games revenue on a gross basis. The amounts attributable to third-party game developers in the form of content fees and amounts attributable to mobile phone manufacturers in the forms of service fees are recognized as cost of revenues.

The Group, using data generated from its internal system, estimates the average playing period from the first time the mobile phone game players purchase game points through the period when the game players have not logged into the game for over two consecutive months. Mobile phone game players are deemed to be inactive if they have not logged into the game for two consecutive months. As the social games are under a free-to-play model and revenue is only generated from paying mobile phone game players when they purchase game points for in-game premium features, the Group focuses solely on the playing period of paying mobile phone game players when estimating the period over which revenue is being recognized. The Group determines the estimated average playing period of paying mobile phone game players, which is the time period between the paying mobile phone game players’ first purchase and last log in, for each significant game based on historical player usage patterns and game playing behavior. The Group’s internal system tracks each of the paying mobile phone game players’ purchase and log in history for each significant game to generate data to estimate the average playing period for the Group’s population of paying mobile phone game players. Future usage patterns may differ from the historical usage patterns on which the Group’s revenue recognition policy is based. The Group monitors the operational statistics and usage patterns of its online game and modifies the expected life span when materially different.

Game points can be purchased at a discount if mobile phone game players purchase the game points with prepaid cards issued by mobile network operators or during promotional activities organized by the Group. The Group accounts for such discounts in accordance with ASC 605-50, Revenue Recognition: Customer Payments and Incentives. Such discounts are initially accounted for as a reduction of deferred revenue. As a result, deferred revenue includes the value of both discounted and undiscounted game points, which are subsequently recognized as revenue on a weighted average basis when the Group provides future services to enhance mobile phone game players’ playing experience.

(b) Licensed games

The Group generates licensed games revenues from publishing mobile games developed by third-party game developers on the Group’s game platform or third-party app stores.

The Group enters into contracts with and pays fixed license fees to third-party game developers to obtain licenses to publish the third-party developed games on the Group’s game platform or third-party app stores. Licensed games are published on the Group’s game platform or third-party app stores for download without charges. Mobile phone game players can purchase game points for in-game premium features to enhance their game-playing experience. The Group contracts with third-party payment platforms or third-party app stores for billing, collection and transmission services offered to mobile phone game players who have purchased game points. The third-party game developers, third-party payment platforms and third-party app stores are entitled to profit sharing based on a prescribed percentage of the gross amount charged to the mobile phone game players. The Group’s obligation in the licensed games publishing service is completed upon the purchase of game points by the mobile game players. The Group determines whether to record licensed games revenues using the gross or net method of reporting in accordance with ASC 605-45. Determining whether revenue should be reported gross or net is based on an assessment of various factors, the primary factors being whether the Group is acting as the principal in offering services to the customer or whether the Group is acting as an agent in the transaction. The Group has determined that it is acting as the agent in the licensed games arrangement as the Group is not involved in the operation of the licensed game whilst the third-party game developer is the primary obligor in the arrangement, has latitude in establishing the selling price and has involvement in the determination of product specifications. Therefore, the net proceeds after deducting the amounts shared by the third-party game developers, third-party payment platforms and third-party app stores represent the amount of revenue to be recognized by the Group. The fixed license fees paid to the third-party game developers to obtain the publishing license was recognized as cost of revenues on a straight-line basis over the license period.

The Group has information generated from its internal system on the number of game points sold each month to estimate the amount of collectable net proceeds and to recognize licensed games revenues. Differences between its estimates and the actual amounts confirmed by the third-party payment platforms or third-party app stores have historically been insignificant. Generally, within 30 to 60 days after the end of each month, the Group receives billing confirmations from each of the third-party payment platforms or third-party app stores confirming the amount of net proceeds to be received by the Group. The Group further shares profits with the third-party game developers and recognizes licensed games revenues based on the net amount retained by the Group.

Collectability is considered reasonably assured as the Group deals with only reputable third-party payment platforms and third-party app stores and performs thorough credit assessment prior to entering into a business relationship with them. Historically, the Group has not experienced any significant defaults for payment.

Based on the above, the Group recognizes the estimated net proceeds to be received from the third-party payment platforms and third-party app stores for the sale of game points of the licensed games net of the amount to be shared with the third-party game developers, using data generated from its internal system, as licensed games revenues upon delivery of game points to mobile phone game players.

(ii) Handset design

The Group generates handset design revenues from the provision of comprehensive handset design solutions to mobile phone manufacturers and mobile phone content providers. Handset design solutions include printed circuit board with operating system software and optional assembly service and mobile phone contents installation service. Printed circuit boards with operating system software are sold to mobile phone manufacturers for a fixed unit price. Mobile phone contents installation services are rendered to mobile phone content providers for a prescribed percentage of the mobile phone content providers’ net profits.

(a) Printed circuit board with operating system software and optional assembly service

Printed circuit boards with operating system software and optional assembly services are multiple element arrangements comprising printed circuit boards, assembly services and operating system software specifically designed for the printed circuit boards. Since the operating system software is essential to the functionality of the printed circuit board, the transaction is outside the scope of software accounting guidance in ASC subtopic 985-605 (“ASC 985-605”), Software: Revenue Recognition, in accordance with ASU No. 2009-14 (“ASU 2009-14”), Certain Revenue Arrangements that Include Software Elements. Accordingly, the Group accounted for the sale of printed circuit boards with operating system software and optional assembly service as a multiple deliverables arrangement in accordance with ASU No. 2009-13 (“ASU 2009-13”), Revenue Recognition—Multiple-Deliverable Revenue Arrangements. Each of the printed circuit board, operating system software and assembly service represents a separate unit of accounting.

The Group and the mobile phone manufacturers sign an agreement containing the significant terms of the sale of printed circuit board with operating system software to evidence that an arrangement exists. The agreement also stipulates whether the mobile phone manufacturers engage the Group to perform assembly service on the printed circuit board. The Group delivers the assembled printed circuit boards together with the operating system software installed to mobile phone manufacturers if the Group is engaged to perform assembly service; whereas the Group normally delivers the operating system software prior to the printed circuit board to the mobile phone manufacturers if the Group is not engaged to perform assembly service. Therefore, delivery of printed circuit boards with operating system software and optional assembly services occurs upon receipt and acceptance of all deliverables by the mobile phone manufacturers. The Group performs credit assessment on the mobile phone manufacturers prior to signing the agreements to ensure collectability is reasonably assured. The purchase price is fixed because the unit price is stipulated in the signed sales agreement and no concessions such as discounts, rebates, refunds or other price changes are provided subsequently. However, the mobile phone manufacturers only pay the agreed purchase price upon receipt of all of the deliverables in the arrangement. The Group outsources the assembly of printed circuit boards and installation of operating system software to original equipment manufacturers (“OEM”) and pays manufacturing fees, which are recognized as cost of revenues, based on a prescribed fixed fee per unit manufactured.

In accordance with ASU 2009-13 and ASC subtopic 605-25 (“ASC 605-25”), Revenue Recognition: Multiple-Element Arrangements, the amount allocable to the delivered units or units of accounting is limited to the amount that is not contingent upon the delivery of additional items or meeting other specified performance conditions. Since the amount allocable to the operating system software is contingent upon the delivery of printed circuit board and the related assembly service, if any, revenues from the sale of printed circuit board with operating system software and optional assembly service are recognized only upon delivery of the final deliverable.

(b) Mobile phone contents installation service

Mobile phone contents installation service does not require significant production, modification or customization of the mobile phone contents received from the mobile phone content providers. Persuasive evidence of the arrangement is documented in a contract signed by the mobile phone content providers and the Group. Delivery of mobile phone contents installation service occurs when the mobile phone contents are installed on the mobile device circuit boards by the OEM. The mobile phone contents installation service fees are fixed and non-refundable once the mobile phone content providers confirm their monthly net profits to the Group. Collectability is considered reasonably assured as the Group deals with only reputable mobile phone content providers and performs thorough credit assessment on the mobile phone content providers prior to entering into a business relationship with them. Historically, the Group has not experienced any significant defaults for payment. Accordingly, the Group recognizes revenues from mobile phone contents installation services when the services are delivered and the fees are fixed upon receipt of the monthly net profits confirmations from mobile phone content providers.

(iii) Business taxes, value-added taxes and surcharges

The Group is subject to business taxes, value-added taxes and surcharges levied on services provided in the PRC. Business taxes, value-added taxes and surcharges for the years ended December 31, 2011, 2012 and 2013 were RMB11,749, RMB9,115 and RMB4,274 (US$706), respectively. In accordance with ASC 605-45, the Group recognized revenues net of all such business taxes, value-added taxes and surcharges.

Cost of revenues

Cost of revenues primarily consists of service fees paid to mobile phone manufacturers for the installation of the Group’s self-developed mobile phone games or application platforms onto the manufactures’ mobile phones, purchase costs of printed circuit boards and manufacturing fees paid to OEMs for the assembly of printed circuit boards and mobile phone contents installation service, service fees paid to mobile application and software websites for the distribution of the Group’s social games and single player games by providing platforms for mobile phone game players to download such games, content fees paid to third-party game developers for the development of the Group’s single player games and license fees paid to third-party game developers for the right to publish the third-party developed games. These costs are expensed as incurred except for the portion that is based on a prescribed percentage of the Group’s revenues, which are recorded as cost of revenues upon revenue recognition by the Group when billing confirmations are received as more fully described above.

In addition, cost of revenues includes staff salaries, network infrastructure fee, utilities, amortization of intangible assets, operating expenses directly related to the development, operation and sale of mobile phone games as well as the provision of handset design products and services, and the 5% business tax for periods before October 2012 and the 6% value-added tax for periods after November 2012 for technology services and market promotion fees charged by the WFOEs to the VIEs.

Research and development

Research and development expenses include payroll, employee benefits and other headcount-related expenses associated with product development. Research and development expenses recorded in the consolidated statements of comprehensive income for the years ended December 31, 2011, 2012 and 2013 were RMB24,566, RMB35,071 and RMB54,294 (US$8,969), respectively.

Leases

In accordance with ASC topic 840 (“ASC 840”), Leases, leases are classified at the inception date as either a capital lease or an operating lease. For the lessee, a lease is a capital lease if any of the following conditions exists: (a) ownership is transferred to the lessee by the end of the lease term, (b) there is a bargain purchase option, (c) the lease term is at least 75% of the property’s estimated remaining economic life or (d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are expensed on a straight-line basis over their lease term. The Group had no capital leases for any of the years presented. The Group leases certain office facilities under non-cancelable operating leases and recorded total rental expenses of RMB1,081, RMB1,684 and RMB3,546 (US$586) for the years ended December 31, 2011, 2012 and 2013, respectively.

Income taxes

The Group follows the liability method of accounting for income taxes in accordance with ASC topic 740 (“ASC 740”), Income Taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities, net operating loss and tax credits carryforwards, using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Group records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized.

The Group applies ASC 740 to account for uncertainty in income taxes. ASC 740 provides the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. The Group’s estimated liability for unrecognized tax benefits and the related interest and penalties are periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. In future periods, changes in facts, circumstances, and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur. The Group has elected to classify interest and penalties related to unrecognized tax benefits, if and when required, as part of income tax expense in the consolidated statements of comprehensive income.

Share-based compensation

In accordance with ASC topic 718 (“ASC 718”), Compensation—Stock Compensation, the Company determines whether a share option or a restricted share unit (“RSU”) should be classified and accounted for as a liability award or an equity award. All grants of share options or RSUs to employees of the Group classified as equity awards are measured at the grant date based on the fair value of the awards and are recognized as an expense, net of estimated forfeitures, over the requisite service period, which is generally the vesting period. All grants of share options to employees of VODone classified as equity awards are measured at fair value at the grant date and recognized as a one-time deemed dividend distribution to shareholder. All grants of share options or RSUs to employees classified as liability awards are remeasured at the end of each reporting period until the date of settlement with an adjustment for fair value recorded to the current period expenses in order to properly reflect the cumulative expense based on the current fair value of the vested options or RSUs. The Group has elected to recognize share-based compensation for all awards with only service conditions using the straight-line method over the requisite service period. For share-based awards with performance conditions, compensation cost is recognized only if it is probable that the performance conditions will be achieved. The Group recognizes share-based compensation for awards with performance or market conditions using the accelerated method if the awards are subject to graded vesting. For share-based awards that contain a market condition, the effect of the market condition is reflected in the grant-date fair value of the awards. Compensation cost is recognized for an award with a market condition when the requisite service is rendered, regardless of when the market condition is satisfied. The Company uses the Black-Scholes option pricing valuation model, the binomial option pricing valuations model or the Monte Carlo simulation model in determining the fair value of different equity awards and liability awards granted.

ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in the subsequent period if actual forfeitures differ from initial estimates. Share-based compensation expense was recorded net of estimated forfeitures such that expense was recorded only for those share-based awards that are expected to vest. Forfeiture rate is estimated based on historical and future expectation of employee turnover rate and is adjusted to reflect future change in circumstances and facts, if any.

The Company accounts for share awards issued to non-employees in accordance with ASC subtopic 505-50 (“ASC 505-50”), Equity: Equity-Based Payment to Non-employees. The Company’s share-based awards issued to non-employees are subject to graded vesting provisions. The Group recognizes share-based compensation expense for share awards granted to non-employees using the accelerated recognition method over the requisite service period of the award. In accordance with ASC 505-50, the Company uses the Black Scholes option pricing model or the binomial option pricing model to measure the value of options granted to non-employees at each vesting date to determine the appropriate charge to share-based compensation.

When the vesting conditions of a share-based payment are modified, the Company first determines whether the original vesting conditions were expected to be satisfied on the modification date. If the original vesting conditions are not expected to be satisfied, the grant-date fair value of the original award essentially is ignored and the fair value of the award measured at the modification date is recognized if the modified award ultimately vests, regardless of whether the fair value of the award on the modification date is greater than or less than the grant-date fair value of the award. The original grant-date fair value is ignored even if the original vesting condition ultimately is satisfied. When a vesting condition that is probable of achievement is modified and the new vesting condition also is probable of achievement, the compensation cost to be recognized if either the original vesting condition or the new vesting condition is achieved cannot be less than the grant-date fair value of the original award. That compensation cost is recognized if either the original or modified vesting condition is achieved. If the modification also increases the fair value of the award, the incremental compensation cost associated with the modification is recognized only if the modified vesting condition is satisfied.

Earnings (loss) per share

The Company computes earnings (loss) per Class A and Class B ordinary shares in accordance with ASC 260, Earnings Per Share, using the two class method. Under the two-class method, net income is allocated between Class A and Class B ordinary shares and participating securities based on dividends declared (or accumulated) and participating rights in undistributed earnings as if all the earnings for the reporting period had been distributed. The Company’s contingently redeemable ordinary shares are participating securities because they have contractual rights to share in the profits of the Company.

Basic earnings (loss) per ordinary share is computed by dividing income (loss) attributable to holders of ordinary shares by the weighted-average number of ordinary shares outstanding during the period. Diluted earnings (loss) per share is calculated by dividing net income (loss) attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. For the purposes of calculating the Company’s basic and diluted earnings (loss) per Class A and Class B ordinary shares the ordinary shares relating to share-based awards that were exercised are assumed to have been outstanding from the date of exercise of such awards. Ordinary share equivalents are excluded from the computation of diluted earnings (loss) per share if their effects would be anti-dilutive. Ordinary share equivalents consist of the incremental ordinary shares issuable upon the exercise of share options, RSUs and warrants subject to forfeiture, and contracts that may be settled in the Company’s stock or cash. The dilutive effect of outstanding share options, RSUs and warrants is reflected in diluted earnings per share by application of the treasury stock method. Securities issued by a subsidiary that enable their holders to obtain the subsidiary’s ordinary shares are included in the consolidated earnings per share computations based on the Group’s holding of the subsidiary’s securities. The computation of diluted earnings (loss) per share of Class A ordinary shares assumes the conversion of Class B ordinary shares, whilst diluted earnings (loss) per share of Class B ordinary shares does not assume the conversion of those shares.

The liquidation and dividend rights of the holders of the Company’s Class A and Class B ordinary shares are identical, except with respect to voting. As a result, and in accordance with ASC 260, the undistributed earnings for each year are allocated based on the contractual participation rights of the Class A and Class B ordinary shares as if the earnings for the year had been distributed. As the liquidation and dividend rights are identical, the undistributed earnings are allocated on a proportionate basis. Further, as the conversion of Class B ordinary shares is assumed in the computation of diluted earnings (loss) per share of Class A ordinary shares, the undistributed earnings are equal to net income for that computation.

Comprehensive income

Comprehensive income is defined as the changes in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Among other disclosures, ASC topic 220 (“ASC 220”), Comprehensive Income, requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. For each of the periods presented, the Group’s comprehensive income includes net income (loss) and cumulative foreign currency translation adjustments and is presented in the consolidated statements of comprehensive income. The Company early adopted ASU No. 2011-05 (“ASU 2011-05”), Comprehensive Income (Topic 220), Presentation of Comprehensive Income, in the year ended December 31, 2011 by presenting items of net income and other comprehensive income in one continuous statement, the consolidated statements of comprehensive income.

Government grants

Government grants are recognized where there is reasonable assurance that the grant will be received and all attaching conditions will be complied with. When the grant relates to an expense item, it is recognized in the consolidated statements of comprehensive income over the period necessary to match the grant on a systematic basis to the costs that it is intended to compensate. Where the grant relates to an asset, it is recognized as deferred income and released to the consolidated statements of comprehensive income in proportion to the depreciation of the related assets. The Group received government grants of RMB150, nil and RMB2,570 (US$425) during the years ended December 31, 2011, 2012 and 2013, respectively, for the development of mobile network game platforms from several PRC municipal government authorities. A government grant of RMB150 was recognized as other income for the year ended December 31, 2013. As of December 31, 2013, government grants of RMB2,000 (US$330) were classified as other non-current liabilities, as the Group did not expect all considerations attached to the government grants will be complied with during the succeeding twelve-month period from the balance sheet date; whilst government grants of RMB2,720 (US$449) were classified as other current liabilities, as the Group expects all considerations attached to the government grants will be complied with during the succeeding twelve-month period from the balance sheet date.

Segment reporting

In accordance with ASC topic 280 (“ASC 280”), Segment Reporting, the Group’s chief operating decision maker (“CODM”) has been identified as the chief executive officer, who reviews operating results of the business when making decisions about allocating resources and assessing performance for the Group. The Group consisted of three segments as of and for the years ended December 31, 2011. The Group began changing its operations from feature phone games to smartphone games during the year ended December 31, 2012. As a result, the original feature phone games segment and the smartphone games segment were combined into the mobile phone games segment in 2012. During the year ended December 31, 2013, the Group implemented a business transition from handset design business to mobile phone games promotion business. As a result, the Group operated and managed its business as a single operating segment in 2013. Additional segment information has not been presented for the years ended December 31, 2011, 2012 and 2013, as the corresponding items of segment information for earlier periods should be restated when the composition of the Company’s reportable segments is changed in accordance with ASC 280. As substantially all of the Group’s long-lived assets and revenues are located in and derived from the PRC, geographical segments are not presented.

Contingencies

The Group records accruals for certain of its outstanding legal proceedings or claims arising out of normal course of business when it is probable that a liability will be incurred and the amount of loss can be reasonably estimated. The Group periodically evaluates developments in legal proceedings or claims that could affect the amount of any accrual, as well as any developments that would make a loss contingency both probable and reasonably estimable. The Group discloses the amount of the accrual if it is material.

When a loss contingency is not both probable and estimable, the Group does not record an accrued liability but discloses the nature and the amount, if material. However, if the loss (or an additional loss in excess of the accrual) is at least reasonably possible, then the Group discloses an estimate of the loss or range of loss, if such estimate can be made and material, or states that such estimate is immaterial if it can be estimated but immaterial, or discloses that an estimate cannot be made. The assessments of whether a loss is probable or reasonably possible, and whether the loss or a range of loss is estimable, often involve complex judgments about future events. Management is often unable to estimate the loss or a range of loss, particularly where (i) the damages sought are indeterminate, (ii) the proceedings are in the early stages, or (iii) there is a lack of clear or consistent interpretation of laws specific to the industry-specific complaints among different jurisdictions. In such cases, there is considerable uncertainty regarding the timing or ultimate resolution of such matters, including eventual loss, fine, penalty or business impact, if any.

Recent accounting pronouncement

In July 2013, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2013-11 (“ASU 2013-11”), Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists, which concludes an unrecognized tax benefit should be presented as a reduction of a deferred tax asset when settlement in this manner is available under the tax law. The amendments are effective for reporting periods beginning after December 15, 2013. Early adoption is permitted. The Company does not expect the adoption of ASU 2013-11 will have a significant effect on its consolidated financial statements.

3. CONCENTRATION OF RISKS

Concentration of credit risk

Assets that potentially subject the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash, short-term investments, accounts receivable and amounts due from related parties. As of December 31, 2013, substantially all of the Group’s cash and cash equivalents, restricted cash and short-term investments were de posited in financial institutions located in the PRC and Hong Kong, which management believes are of high credit quality.

Accounts receivable are typically unsecured and derived from revenue earned from customers in the PRC and Hong Kong, which are exposed to credit risk. The risk is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances. The Group maintains reserves for estimated credit losses, which have generally been within its expectations.

Amounts due from related parties are typically unsecured, interest-free and repayable on demand. In evaluating the collectability of the amounts due from related parties balance, the Group considers many factors, including the related parties’ repayment history and their credit-worthiness. An allowance for doubtful accounts is made when collection of the full amount is no longer probable.

Concentration of customers

Approximately 19% and 14% of total net revenues were derived from one customer, namely China Mobile Communications Corporation Jiangsu Ltd., for the years ended December 31, 2011 and 2012, respectively. Approximately 10% and 10% of total net revenues were derived from two customers, namely China Mobile Communications Corporation Jiangsu Ltd., and Shenzhen Vichit Technology Co., Ltd., for the year ended December 31, 2013, respectively.

Approximately 6%, nil and 0.5% of total net revenues for the years ended December 31, 2011, 2012 and 2013, respectively, were derived from related parties (Note 21).

Approximately 58% of the Group’s prepayments were made to three third-party game developers in connection with the arrangements to obtain licenses to publish the third-party developed games on the Group’s game platform or third-party app stores as of December 31, 2013. Any disruption in the publishing licenses with these third-party game developers may adversely affect the Group’s business, financial condition and results of operations.

Current vulnerability due to certain other concentrations

The Group’s operations may be adversely affected by significant political, economic and social uncertainties in the PRC. Although the PRC government has been pursuing economic reform policies for more than 30 years, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption or unforeseen circumstances affecting the PRC’s political, economic and social conditions. There is also no guarantee that the PRC government’s pursuit of economic reforms will be consistent or effective.

Currency convertibility risk

The Group transacts the majority of its business in RMB, which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of China (the “PBOC”). However, the unification of the exchange rates does not imply that the RMB may be readily convertible into US$ or other foreign currencies. All foreign exchange transactions continue to take place either through the PBOC or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts. Additionally, the value of the RMB is subject to changes in central government policies and international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market.

Foreign currency exchange rate risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. The appreciation (depreciation) of the RMB against US$ was approximately 5%,

(0.2%) and 3% for the years ended December 31, 2011, 2012 and 2013, respectively. On June 19, 2010, the People’s Bank of China announced the end of the RMB’s de facto peg to US$, a policy which was instituted in late 2008 in the face of the global financial crisis, to further reform the RMB exchange rate regime and to enhance the RMB exchange rate flexibility. The exchange rate floating bands will remain the same as previously announced in the inter-bank foreign exchange market. While the international reaction to the appreciation of the RMB has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and potentially more significant appreciation of the RMB against the US$.

Other business risk

The PRC laws and regulations require that an entity obtain an Internet Publishing License and an Online Culture Operation License from the relevant PRC government authorities in order to operate in online mobile game business. One of the Company’s subsidiaries, Huiyou, has historically operated in the development of online mobile games without obtaining the required licenses from the relevant PRC government authorities. The developed online mobile games were licensed to Yingzheng, a VIE, which operated the online mobile games in its own name and paid commissions to Huiyou in return. The relevant PRC governmental authorities may deem the activities of Huiyou to be the operation of online games without obtaining the required licenses, which may subject the Group to penalties, and require the Group to make costly changes to its business model and materially disrupt its business. However, in the opinion of management, Huiyou’s current business model does not violate applicable PRC laws and regulations and the likelihood of penalties is remote.

4. BUSINESS ACQUISITIONS

(a) Acquisition of Vogins BVI

On November 22, 2013, the Group entered into a share purchase agreement with the shareholders of Vogins Technology Co. Limited (“Vogins BVI”) to acquire 90.6% equity interest in Vogins BVI, of which 82.6% was acquired from Gaintech Co. Limited (“Gaintech”), a company controlled by a shareholder of the Company, at a purchase price of RMB1,097 cash. Vogins BVI held 49% equity interest in one of the subsidiaries of the Group prior to the acquisition as further described below. The acquisition was completed and the Group took effective control of Vogins BVI and its subsidiaries on November 29, 2013. The acquisition of Vogins BVI and its subsidiaries meets the definition of a business acquisition and the results of operations of the acquired business have been included in the Company’s consolidated financial statements since November 29, 2013. As a result of the acquisition, the Group is expected to effectively manage its billing and collection process and further expand its mobile phone games business in the PRC.

Prior to the acquisition, the Group had several preexisting relationships with Vogins BVI and one of its subsidiaries, Vogins Network Technology (Shanghai) Limited (“Vogins Shanghai”). Vogins Shanghai obtained two loans from the Group amounting to RMB4,483 in aggregate due to shortage of working capital. These loans were unsecured, non-interest bearing and repayable on demand. In addition, the Group entered into several contracts with Vogins Shanghai for its service as a mobile phone service provider for billing and collection services offered to mobile phone game players who have purchased in-game premium features. Furthermore, the Group entered into a technology service agreement with Vogins Shanghai, pursuant to which the Group would provide a self-developed mobile phone technology platform software and related technical services to Vogins Shanghai for a contractual term of three years in exchange for a service fee calculated based on the number of download by mobile phone users multiplied by a pre-determined unit price for each download through the mobile phone technology platform. The Group transferred 49% noncontrolling interest in one of its subsidiaries to Vogins BVI as an inducement for Vogins Shanghai to sign the technology service agreement. The Group treated the settlement of these preexisting relationships amounting to RMB13,894 as additional consideration transferred.

In accordance with ASC 810, the Group accounted for the 49% noncontrolling interest of its subsidiary obtained indirectly through the acquisition of Vogins BVI as an equity transaction. The consideration transferred, including settlements of the preexisting relationships with Vogins BVI, was allocated between the business acquired and the noncontrolling interest obtained based on their relative fair values. As a result, RMB12,928 and RMB2,063 (US$341) of the consideration transferred were allocated to the business acquired and the noncontrolling interest obtained, respectively. The difference between the fair value of the consideration transferred of RMB2,063 and the carrying value of the 49% noncontrolling interest of RMB520 (US$86), which amounted to RMB1,543 (US$255), was recorded as an adjustment in additional paid-in capital.

The acquisition date fair value of the consideration transferred for the business acquired and the 9.4% noncontrolling interest in Vogins BVI amounted to RMB14,344, which consisted of the following:

RMB
Cash	1,097
Settlements of the preexisting relationships with Vogins BVI	13,894
Less: Consideration allocated to the 49% noncontrolling interest obtained	(2,063)
Fair value of 9.4% noncontrolling interest in Vogins BVI	1,416

14,344

The fair value of the 9.4% noncontrolling interest in the Vogins BVI of RMB1,416 was estimated by deriving the fair value of the acquired business as a whole and then subtracting the considerations transferred by the Group for the 90.6% controlling interest. The Group determined the fair value of the acquired business using the income approach with the assistance of an independent valuation firm. As Vogins BVI is a private entity, the fair value measurement is based on significant inputs that are not observable in the market and represents a Level 3 measurement as defined in ASC 820. The fair value estimates are based on (i) a discount rate of 27.74%, (ii) long-term sustainable growth rate of 3%, (iii) financial multiples of companies in the same industry as Vogins BVI and (iv) adjustments due to the lack of marketability that market participants would consider when estimating the fair value of Vogins BVI.

The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition on November 29, 2013.

November 29, 2013
RMB
Cash and cash equivalents	1,201
Accounts receivable	10,036
Prepayment and other current assets	158
Property and equipment	171
Intangible assets	16,374
Deferred tax assets, non-current portion	2,536

Total identifiable assets acquired	30,476

Accounts payable	(1,708)
Accrued expenses and other current liabilities	(234)
Other non-current liabilities	(2,000)
Deferred tax liabilities	(2,536)

Total liabilities assumed	(6,478)

Net identifiable assets acquired	23,998
Less:
Fair value of considerations transferred	(14,344)

Gain on bargain purchase	9,654

The acquired intangible assets of RMB16,374 mainly consisted of a contract with mobile network operator with an estimated useful life of three years.

The gain on bargain purchase represents the excess of the fair value of the identifiable net assets acquired above the consideration transferred. The Group has performed a comprehensive reassessment of the bargain purchase gain by verifying that all assets acquired and liabilities assumed were properly identified. The gain on bargain purchase was primarily attributable to (i) the transaction not being subject to a competitive bidding process as a result of the original shareholders’ inexperience in the industry and their inability to market Vogins BVI to multiple potential buyers; and (ii) the purchase price was agreed prior to the closing date of the transaction and the fair value of the net identifiable assets acquired increased during the intervening period. The resulting gain on bargain purchase of RMB9,654 (US$1,595) has been recorded in the consolidated statements of comprehensive income for the year ended December 31, 2013.

The Group recognized RMB30 of acquisition-related costs that were expensed in the year ended December 31, 2013. These costs are included in “General and administrative expenses” in the consolidated statements of comprehensive income. The amounts of revenue and net income of Vogins BVI included in the Company’s consolidated statements of comprehensive income from November 29, 2013, the acquisition date, to December 31, 2013 were RMB1,337 (US$221) and RMB851 (US$141), respectively.

(b) Pro forma consolidated financial information

The following unaudited pro forma consolidated financial information reflects the results of the operations of the Group for the years ended December 31, 2012 and 2013, as if the acquisition of Vogins BVI described above had been completed as of January 1, 2012. The pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisition actually taken place on the date indicated and may not be indicative of future operating results. These amounts have been calculated after applying the Company’s accounting policies and the pro forma adjustments are based upon available information and certain assumptions that management believes are reasonable.

	For the Years Ended December 31
	2012	2013
	RMB (unaudited)	RMB (unaudited)
Net revenues	193,794	357,758
Net (loss) income	(15,659)	12,523
Basic (loss) earnings per share	(0.05)	0.04
Diluted (loss) earnings per share	(0.05)	0.04

5. ACCOUNTS RECEIVABLE

Accounts receivable and the related allowance for doubtful accounts are summarized as follows:

	As of December 31,
	2012	2013	2013
	RMB	RMB	US$
Accounts receivable	41,726	140,049	23,134
Less: Allowance for doubtful accounts	—	—	—

Accounts receivable, net	41,726	140,049	23,134

The Group does not offer extended payment terms and all accounts receivable are unsecured and non-interesting bearing. The Group offers credit terms ranging from three to nine months to customers with long-term relationship and good credit history. For the years ended December 31, 2011, 2012 and 2013, accounts receivable of nil, RMB553 and nil were written off after all collection efforts have ceased. No allowance for doubtful accounts was recognized as of December 31, 2012 and 2013.

6. INVENTORIES

Inventories are summarized as follows:

	As of December 31,
	2012	2013	2013
	RMB	RMB	US$
Raw materials	1,854	—	—
Working in process	505	—	—
Inventories net	2,359	—	—

Obsolete inventories of nil, RMB669 and nil were written off as an expense in cost of revenues during the years ended December 31, 2011, 2012 and 2013, respectively. No inventory obsolescence provision was recognized as of December 31, 2012 and 2013.

7. PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consist of the following:

	As of December 31,
	2012	2013	2013
	RMB	RMB	US$
Contingently returnable consideration assets	13,648	—	—
Indemnification assets from a business acquisition	4,460	4,911	811
Deposits	1,173	4,776	789
Advances to employees	293	786	130
Receivables from game developers	10,000	13,600	2,247
Interests receivable	553	528	87
Loan to a third-party	3,040	—	—
Prepaid expenses	3,870	62,086	10,256
Others	349	4,898	809

Total	37,386	91,585	15,129

Contingently returnable consideration assets represent the VODone ordinary shares transferred as part of the consideration for the 3GUU Group acquisition which are contingently returnable in whole or in part to VODone if the income before tax of the 3GUU Group for the period from December 1, 2010 to December 31, 2013 does not meet certain predetermined performance targets. The right to the return of the transferred VODone ordinary shares was classified as an asset with changes in fair value recognized in the consolidated statements of comprehensive income in accordance with ASC 805. A gain of RMB39,446, RMB27,326 and RMB24,366 (US$4,025) resulted from the change in fair value of the contingently returnable consideration assets was recognized in the consolidated statements of comprehensive income for the years ended December 31, 2011, 2012 and 2013, respectively. As of December 31, 2013, the contingently returnable consideration assets were fully settled.

Indemnification assets represent the indemnification provided by the selling shareholders of the 3GUU Group for uncertainties about the settlement amount of unrecognized tax benefits related to the pre-acquisition period. A gain of RMB293, RMB451 and RMB451(US$75) resulted from the change in fair value of the indemnification assets was recognized in the consolidated statements of comprehensive income for the years ended December 31, 2011, 2012 and 2013, respectively.

Receivables from game developers as of December 31, 2012 and 2013 represent the financial support provided to two third-party game developers to each develop a social game according to the Group’s request and specifications. The financial support will be repaid by the game developers using future profits generated by the two developed games to be shared with the game developers by the Group based on a predetermined profit sharing arrangement.

Loan to a third-party as of December 31, 2012 represents a RMB denominated loan to an unrelated third-party of RMB3,040 (US$488). The loan is unsecured, interest-free and repayable within one year.

Prepaid expenses mainly represent prepayments to third-party game developers in connection with the arrangements to obtain licenses to publish the third-party developed games on the Group’s game platform or third-party app stores. The third-party game developers are entitled to profit sharing based on a prescribed percentage of the gross amount charged to the mobile phone game players under the licensed games publishing arrangement. The shared profits earned by the third-party game developers will initially be offset against the prepayments until the balance is reduced to zero.

8. PROPERTY AND EQUIPMENT, NET

Property and equipment and the related accumulated depreciation are summarized as follows:

	As of December 31,
	2012	2013	2013
	RMB	RMB	US$
Office equipment	7,214	16,376	2,704
Leasehold improvement	1,661	3,633	600
Motor vehicles	88	88	15

Property and equipment, cost	8,963	20,097	3,319
Less: Accumulated depreciation	(4,149)	(7,012)	(1,158)

Property and equipment, net	4,814	13,085	2,161

Depreciation expenses for the years ended December 31, 2011, 2012 and 2013 were RMB1,584, RMB2,462 and RMB4,288 (US$708), respectively.

9. GOODWILL

Changes in the carrying amount of goodwill for the years ended December 31, 2012 and 2013 are as follows:

	Dragon Joyce Group	3GUU Group	OWX Group	Total
	RMB	RMB	RMB	RMB
Balance as of December 31, 2011	247,373	267,824	83,161	598,358
Goodwill acquired during the year	—	—	—	—
Impairment	—	—	(33,517)	(33,517)

Balance as of December 31, 2012	247,373	267,824	49,644	564,841

Goodwill acquired during the year	—	—	—	—
Impairment	—	—	—	—

Balance as of December 31, 2013	247,373	267,824	49,644	564,841

Balance as of December 31, 2013 in US$	40,863	44,241	8,201	93,305

Goodwill is not deductible for tax purposes and is not amortized but tested for impairment at least annually.

As of December 31, 2012 and 2013, the Company performed the two-step goodwill impairment test on each of its reporting units.

In estimating the fair value of each of the reporting units in the first step of the impairment test, significant management judgment was applied. The Company estimated the fair value of each of the reporting units using the income approach valuation methodology. The market-based valuation methodology is not considered as appropriate because of volatility of the general market condition as well as insufficient number of comparable companies. In using the income approach methodology of valuation, estimates to determine the fair value of the reporting units included management’s judgment related to forecasts of future operating results, discount rates and expected future growth rates. The underlying assumptions used in the first step of the impairment test considered the market capitalization as of December 31, 2012 and 2013 as well as the current local operating environment in the PRC and its expected impact on the fair value of the reporting unit.

As of December 31, 2012, due to the market transition and decline in demand for handset design of feature phones, the Company determined that the fair value of the OWX Group reporting unit was less than its carrying value and performed the second step of the impairment test. The Company performed the second step of the impairment test to determine if the implied fair value of goodwill of the OWX Group reporting unit is less than the carrying value. The implied fair value of goodwill was determined by allocating the fair value of the reporting unit to all of the assets and liabilities including any unrecognized intangible assets of the reporting unit. This implied fair value was compared to the carrying value of reporting unit goodwill to quantify the amount of impairment loss. For the year ended December 31, 2012, the Company recognized a goodwill impairment charge of RMB33,517.

As of December 31, 2013, the Company determined that the fair value of each reporting unit exceeds its carrying value based on the results of the first step of the impairment test. No goodwill impairment charge was recognized for the year ended December 31, 2013.

10. INTANGIBLE ASSETS, NET

Intangible assets and the related accumulated amortization and impairment loss are summarized as follows:

	As of December 31, 2012,
	Cost or fair value at acquisition	Accumulated amortization	Impairment	Net value
	RMB	RMB	RMB	RMB
Computer software	5,210	(1,416)	—	3,794
Mobile games and platforms	59,304	(35,690)	—	23,614
Acquired customer relationships	42,938	(17,639)	(10,910)	14,389
Mobile game product development costs	2,679	(1,478)	—	1,201

Total	110,131	(56,223)	(10,910)	42,998

	As of December 31, 2013,
	Cost or fair value at acquisition	Accumulated amortization	Impairment	Net value	Net value
	RMB	RMB	RMB	RMB	US$
Computer software	5,152	(2,029)	(2,613)	510	84
Mobile games and platforms	66,203	(47,852)	—	18,351	3,031
Acquired customer relationships	43,234	(16,763)	—	26,471	4,373
Mobile game licenses	45,998	(4,868)	—	41,130	6,794
Mobile game product development costs	2,679	(2,250)	—	429	71

Total	163,266	(73,762)	(2,613)	86,891	14,353

During the year ended December 31, 2012, the Company recognized a full impairment charge of RMB10,910 (US$1,751) on the acquired customer relationships of the OWX Group attributable to the handset design business, as the intangible asset was no longer expected to generate any further economic benefits for the Group.

During the year ended December 31, 2013, the Company recognized a full impairment charge of RMB2,613 (US$432) on the feature phone middleware platform of the 3GUU Group due to changes in business strategy by management in light of the downward trend in the feature phone market. The intangible asset was no longer expected to generate any further economic benefits for the Group.

Amortization expenses, which were recorded in cost of revenues, for the years ended December 31, 2011, 2012 and 2013 were RMB19,686, RMB23,583 and RMB22,707 (US$3,751), respectively.

The estimated annual amortization expenses for each of the five succeeding fiscal years are as follows:

	RMB	US$
2014	32,405	5,353
2015	29,236	4,829
2016	15,925	2,631
2017	3,825	632
2018	3,017	498

Total	84,408	13,943

11. NON-CURRENT PREPAYMENTS

During the year ended December 31, 2012, the Group paid upfront payments of RMB30,000 (US$4,815) to certain mobile phone service providers as a form of sales incentives in exchange for an exclusive channel for billing and collection services (the “Channel”) offered by the mobile service providers to mobile phone game players who purchase the Group’s in-game premium features. The upfront payments are amortized over the useful life of the Channels, which is estimated to be 5 to 6 years depending on the historical relationship between the Group and the mobile phone service providers. The Group accounts for the sales incentives as a reduction of revenues in accordance with ASC 605-50, Revenue Recognition: Customer Payments and Incentives. For the years ended December 31, 2012 and December 31, 2013, upfront payments amounting to RMB1,400 and RMB5,600 (US$925), respectively, were amortized and recognized as a reduction of revenues in the consolidated statements of comprehensive income. As of December 31, 2012 and 2013, the unamortized portion of the upfront payments amounting to RMB28,600 and RMB23,000 (US$3,799), respectively, was classified as non-current prepayments on the consolidated balance sheets.

12. SHORT-TERM BANK BORROWING

The short-term bank borrowing outstanding as of December 31, 2013 represents a RMB denominated loan of RMB14,000 (US$2,313) obtained from a financial institution in the PRC for working capital purposes. The short-term bank borrowing has a term of three months at a fixed interest rate of 5.60% per annum and is pledged by a letter of credit of RMB15,725 (US$2,598) from a subsidiary of the Company. The short-term bank borrowing was fully repaid by the Company on January 7, 2014.

13. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	As of December 31,
	2012	2013	2013
	RMB	RMB	US$
Advances from customers	616	529	87
Accrued payroll and welfare payable	16,251	28,438	4,698
Business tax, value-added tax and other taxes payable	1,287	6,661	1,100
Government grant	—	2,720	449
Others	1,443	2,826	466

Total	19,597	41,174	6,800

Advances from customers represent cash payments received from customers in advance of the delivery of handset design products and services. The advances are applied towards the purchase price and recognized as revenue when the conditions for revenue recognition have been met. Advances from customers are non-interest bearing and refundable if the Group fails to perform.

14. DEFERRED INITIAL PUBLIC OFFERING COSTS

Direct costs incurred by the Company attributable to its initial public offering of ordinary shares in the United States were deferred until September 25, 2012 and expensed off to the consolidated statements of comprehensive income upon the Listing of the Company (Note 1). Such deferred costs included legal and other professional fees related to the offering.

15. OTHER INCOME

Other income consists of the following:

	For the Years Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
Gain on bargain purchase (Note 4)	—	—	9,654	1,595
Gain on disposal of a subsidiary	—	—	14,332	2,367
Others	293	451	1,668	275

	293	451	25,654	4,237

On June 5, 2013, the Company entered into an equity purchase and sale agreement with a third-party to dispose 100% equity interest in Shenzhen Douwan Network Technology Co., Ltd. (“Shenzhen Douwan”) for a total cash consideration of RMB750. Shenzhen Douwan was engaged in the development, operation and sale of mobile phone games in the PRC. In April 2012, Shenzhen Douwan transferred substantially all of its operating assets to another subsidiary of the Company and ceased operations. The disposal date was June 5, 2013, which was the date the Company lost effective control over Shenzhen Douwan. At the time of disposal, Shenzhen Douwan has net liabilities of RMB15,082, which primarily consisted of RMB13,374 unrecognized tax benefits. A gain on disposal of RMB14,332 (US$2,367) was recognized for the year ended December 31, 2013. The operating results of Shenzhen Douwan have not been presented as discontinued operations in the consolidated statements of comprehensive income for all years presented, as Shenzhen Douwan had no operation and did not meet the definition of a component of an entity under ASC topic 205 (“ASC 205”), Presentation of Financial Statements—Discontinued Operation.

16. CONTINGENTLY REDEEMABLE ORDINARY SHARES

On May 11, 2012 (the “Issuance Date”), the Company issued 26,485,961 contingently redeemable ordinary shares (“Contingently Redeemable Ordinary Shares”) for an aggregate purchase price of US$12,000 (the “Purchase Price”), or US$0.45307 per share (the “Initial Per Share Price”).

The key features of the Contingently Redeemable Ordinary Shares are as follows:

Redemption

The holders of the Contingently Redeemable Ordinary Shares may require the Company to redeem all but not less than all of the Contingently Redeemable Ordinary Shares held by the holders upon (i) an IPO is consummated on or prior to May 11, 2013 and the market capitalization of the IPO is below US$300,000 or (ii) the IPO has not been consummated on or prior to May 11, 2013 (“Target IPO Date”). The redemption price shall equal to the Purchase Price plus any interest accrued on the Purchase Price based on an interest rate of 3% per annum on the Issuance Date. If the Company completes an IPO on or prior to May 11, 2013 and the market capitalization of the IPO is in excess of US$300,000 (“Qualified IPO”), the redemption right is forfeited and the Contingently Redeemable Ordinary Shares shall automatically be converted into ordinary shares.

On May 11, 2013, the Company entered into a supplemental agreement with the holders of the Contingently Redeemable Ordinary Shares to postpone the Target IPO Date from May 11, 2013 to December 31, 2013. In addition, the annual redemption interest rate has been revised to be 5% per annum for the period from May 10, 2013 to December 31, 2013.

Voting rights

Each Contingently Redeemable Ordinary Share is entitled to the number of votes equal to the number of ordinary shares then issuable upon its conversion into ordinary shares.

Dividends

Each Contingently Redeemable Ordinary Share is entitled to receive dividends in an amount equal to that of dividends declared or paid for all ordinary shares such Contingently Redeemable Ordinary Share could be converted into.

Liquidation preference

In the event of any liquidation, dissolution or winding up of the Company, prior to any distribution or payments to holders of ordinary shares other than the Contingently Redeemable Ordinary Shares, each holder of the Contingently Redeemable Ordinary Shares is entitled to receive an amount equal to 100% of the Initial Per Share Price per Contingently Redeemable Ordinary Share then held by such holder.

Accounting for the Contingently Redeemable Ordinary Shares

The Contingently Redeemable Ordinary Shares have been classified as mezzanine equity as they can be redeemed at the option of the holders upon the occurrence of certain contingent events outside the sole control of the Company.

The Contingently Convertible Ordinary Shares automatically convert into the Company’s ordinary shares when a Qualified IPO occurs whilst become redeemable by the holders when a Qualified IPO fails to occur. The Company evaluated the embedded conversion and redemption features contained in the Convertible Redeemable Ordinary Shares to determine if these features require bifurcation. Prior to the Listing of the Company on

September 25, 2012, the conversion and redemption features were not required to be bifurcated because the underlying ordinary shares are not net settleable, publicly traded or readily convertible into cash. Upon the Listing of the Company on September 25, 2012, the Company re-evaluated whether the embedded features require bifurcation when the underlying ordinary shares became publicly traded. Since the holders of the Contingently Redeemable Ordinary Shares can only require the Company to redeem all but not less than all of the Contingently Redeemable Ordinary Shares and the transaction volume since the Listing had been minimal, the Company determined that the conversion and redemption features would not be deemed to be net settleable because the smallest number of units into which the Contingently Redeemable Ordinary Shares can be converted is not readily convertible to cash. Thus, the conversion and redemption features did not qualify for bifurcation after the Listing.

The initial carrying value of the Contingently Redeemable Ordinary Shares is the issue price on the Issuance Date of RMB75,648 net of issuance costs of RMB1,813. The Company concluded that the Contingently Redeemable Ordinary Shares are not redeemable currently, but it is probable that the Contingently Redeemable Ordinary Shares will become redeemable. The Company elected to recognize changes in the redemption value immediately as they occur and adjust the carrying value of the Contingently Redeemable Ordinary Shares to equal the redemption value at the end of each reporting period. An accretion charge of RMB3,023 and RMB3,174 (US$524) was recorded as a reduction of income available to ordinary shareholders for the years ended December 31, 2012 and 2013, respectively.

The Company accounted for the amendments to the Contingently Redeemable Ordinary Shares on May 11, 2013 as a modification using the modified debt model in ASC subtopic 470-50 (“ASC 470-50”), Modifications and Extinguishments, which provides for prospective treatment of the modification of the contractual cash flows by establishing a new effective interest rate to equate the future contractual cash flows to the carrying amount of the debt. As a result, the interest on the Contingently Redeemable Ordinary Shares was accrued at an interest rate of 5% per annum starting from May 10, 2013.

The carrying value of the Contingently Redeemable Ordinary Shares as of December 31, 2013 is as follows:

	RMB	US$
Balance as of December 31, 2012	76,858	12,307
Changes in redemption value	3,174	524
Exchange rate effect	(2,355)	—

Balance as of December 31, 2013	77,677	12,831

At the point in time when redemption becomes certain, the Contingently Redeemable Ordinary Shares will be reclassified from mezzanine equity to liability based on the redemption amount at that date. If the Contingently Redeemable Ordinary Shares are converted into ordinary shares, the carrying amount of the Contingently Redeemable Ordinary Shares will be reclassified from mezzanine equity to equity.

On January 21, 2014, the redemption right of the Contingently Redeemable Ordinary Shares expired without being exercised by the holders. As a result, all of the Contingently Redeemable Ordinary Shares were automatically converted into Class A ordinary shares of the Company. In accordance with ASC 480-10-S99-3A, the Company reclassified the carrying amount of the Contingently Redeemable Ordinary Shares from mezzanine equity to permanent equity without reversing any prior accretions on January 21, 2014.

17. SHAREHOLDERS’ EQUITY

Ordinary shares

On January 20, 2011, the Company issued one share of ordinary share with par value of US$1.00 to VODone in connection with the incorporation of the Company.

On August 22, 2011, the Company restructured its share capital to increase the authorized capital to 1,000,000 ordinary shares with a per share par value of US$1.00 from 50,000 ordinary shares with a per share par value of US$1.00. In addition, on August 22, 2011, each of the existing issued and authorized ordinary shares of US$1.00 per share each was divided into 1,000 ordinary shares of US$0.001 per share each.

On August 23, 2011, the Company effected a 2,500,000 ordinary shares rights offering to its existing shareholder, VODone, for a subscription price of US$0.001 per ordinary share. Since the ordinary shares were issued for nominal consideration, the offering contains a bonus element that is accounted for similar to a stock dividend in accordance with ASC 260. In addition, as more fully described in Note 1, pursuant to a legal reorganization of entities under common control on August 23, 2011, the Company issued 209,999,000 new ordinary shares to Dragon Joyce, OWX Holding and Action King to acquire their equity interests in the Dragon Joyce Group, the OWX Group and the 3GUU Group, respectively.

Upon the completion of the Listing on September 25, 2012, the Company’s ordinary shares were converted into 113,112,458 Class A ordinary shares and 189,617,092 Class B ordinary shares. The Memorandum and Articles of Association were amended and restated such that the authorized share capital consisted of 750,000,000 Class A and 250,000,000 Class B ordinary shares, respectively, at a par value of US$0.001 per share. The rights of the holders of Class A and Class B ordinary shares are identical, except with respect to voting rights. Each share of Class A ordinary shares is entitled to one vote per share and is not convertible into Class B ordinary shares under any circumstances. Each Class B ordinary share is entitled to five votes per share and is convertible into one Class A ordinary share at any time by its holder. Upon any transfer of Class B ordinary shares by the holder thereof to any person or entity that is not an affiliate of such holder, such Class B ordinary shares would be automatically converted into an equal number of Class A ordinary shares. 8,795,864 Class B ordinary shares were converted into Class A ordinary shares during the year ended December 31, 2013.

On August 5, 2013, the Company issued 28,000,000 Class A ordinary shares, at a par value of US$0.001 per share, to Champion Plus Group Limited (“Champion Plus”), a third-party company, at a consideration of US$20,000 in a private placement.

On August 5, 2013, the Company issued 7,000,000 Class A ordinary shares, at a par value of US$0.001 per share, to Grand Synergy Limited, a third-party company, at a consideration of US$5,000 in a private placement. In connection with this private placement, the Company issued 100,000 warrants to Champion Plus as the payment for its service. Each warrant allows Champion Plus to purchase one ADS of the Company at $10.00 per ADS (Note 20 (d)).

On November 29, 2013, the Company issued 14,634,900 Class A ordinary shares, at a par value of US$0.001 per share, to ICBC Credit Suisse Asset Management (International) Company Limited, a third-party company acting as the investment manager for National Council for Social Security Fund, at consideration of US$15,158 in a private placement.

On November 29, 2013, the Company issued 1,232,000 Class A ordinary shares, at a par value of US$0.001 per share, to ICBC Credit Suisse Asset Management Co., Ltd., a third-party company acting as the investment manager for ICBCCS Global China Opportunity Equity Fund, at consideration of US$1,276 in a private placement.

As of December 31, 2012 and 2013, 464,750 and 929,500 RSUs were vested and considered to be issued and outstanding Class A ordinary shares, respectively.

All ordinary share and per share information are adjusted retroactively for the above described change in share capital and ordinary shares rights offering, for all years presented. As of December 31, 2012, 750,000,000 Class A ordinary shares and 250,000,000 Class B ordinary shares were authorized, respectively, and 113,577,208 Class A ordinary shares and 189,617,092 Class B ordinary shares were issued and outstanding, respectively. As of December 31, 2013, 750,000,000 Class A ordinary shares and 250,000,000 Class B ordinary shares were authorized, respectively, and 178,034,362 Class A ordinary shares and 180,821,228 Class B ordinary shares were issued and outstanding, respectively.

The Company did not pay or declare any dividends on ordinary shares in the years ended December 31, 2012 and 2013. On December 8, 2011, the Company’s board of directors declared cash dividend of RMB71,400 to certain shareholders of the Group based on the undistributed retained earnings of the Dragon Joyce Group and the OXW Group and their respective shareholding in these entities at the time of the Reorganization. The payment of dividends in the future will be contingent upon the Group’s revenues and earnings, if any, capital requirements and general financial condition subsequent to the completion of a business combination. The payment of dividends will be subject to the discretion of the Company’s board of directors and subject to the requirements of Cayman Islands’ laws.

Accumulated other comprehensive income (loss)

Changes in the balances of the component of accumulated other comprehensive income (loss) for the years ended December 31, 2011, 2012 and 2013 are as follows:

	Foreign currency translation
	RMB	US$
Balance as of December 31, 2010	(78)	(12)
Other comprehensive loss	(349)	(56)

Balance as of December 31, 2011	(427)	(68)
Other comprehensive income	7	1

Balance as of December 31, 2012	(420)	(67)
Other comprehensive income	542	87

Balance as of December 31, 2013	122	20

18. RESTRICTED NET ASSETS

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries and VIEs. Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s PRC subsidiaries and VIEs only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s PRC subsidiaries and VIEs.

In accordance with the PRC Regulations on Enterprises with Foreign Investment and their articles of association, a foreign invested enterprise established in the PRC is required to provide certain statutory reserves, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A foreign invested enterprise is required to allocate at least 10% of its annual after-tax profit to the general reserve until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. Huiyou, Donggan, Longyue, Qilewuxian, Yikechuanghui, Shenzhen Douqu, OWX Beijing, Zhongtuo, Yitongtianxia, Huifenghechang and Vogins Shanghai, were established as a foreign invested enterprise and therefore are subject to the above mandated restrictions on distributable profits.

Additionally, in accordance with the Company Law of the PRC, a domestic enterprise is required to provide statutory common reserve at least 10% of its annual after-tax profit until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. A domestic enterprise is also required to provide discretionary surplus reserve, at the discretion of the board of directors, from the profits determined in accordance with the enterprise’s PRC statutory accounts. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. Yingzheng and Lanyue were established as a domestic invested enterprise and therefore is subject to the above mandated restrictions on distributable profits.

As a result of these PRC laws and regulations that require annual appropriations of 10% of after-tax income to be set aside prior to payment of dividends as general reserve fund, the Company’s PRC subsidiaries and the VIEs are restricted in their ability to transfer a portion of their net assets in the form of dividend payments, loans or advances to the Company. The amounts restricted include paid-in capital and statutory reserve funds of the Company’s PRC subsidiaries and the net assets of the VIEs, as determined pursuant to PRC generally accepted accounting principles, totaling RMB157,509 (US$26,019) as of December 31, 2013.

19. INCOME TAXES

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains.

British Virgin Islands

Under the current laws of the British Virgin Islands, the Company’s BVI incorporated subsidiaries are not subject to tax on income or capital gains. In addition, upon payments of dividends by these entities to their shareholders, no British Virgin Islands withholding tax will be imposed.

Hong Kong

Hong Kong profits tax rate is 16.5%. The Company’s Hong Kong incorporated subsidiaries, except for OWX HK, are not subject to Hong Kong profits tax as they do not have income arising in or derived from Hong Kong. OWX HK is subject to Hong Kong profits tax at 16.5% on its Hong Kong sourced assessable profits. In addition, upon payments of dividends by the Company’s Hong Kong subsidiaries to their shareholders, no Hong Kong withholding tax will be imposed.

China

Effective from January 1, 2008, the PRC’s statutory enterprise income tax (“EIT”) rate is 25%. The Company’s PRC subsidiaries, the VIEs and the VIEs’ subsidiaries are subject to EIT at 25% unless otherwise specified.

Under the EIT law and its relevant regulations, dividends paid by PRC enterprises out of profits earned after December 31, 2007 to non-PRC tax resident investors are subject to PRC withholding tax of 10%. A lower withholding tax rate may be applied based on applicable tax treaty with certain countries.

Pursuant to CaiShui [2008] No.1, qualified new software development enterprises are each entitled to a tax holiday of 2-year full EIT exemption followed by 3-year 50% EIT reduction (“2+3 tax holiday”) starting from their respective first profit-making year. Huiyou and Yitongtianxia, being qualified new software development enterprises, are each entitled to a 2+3 tax holiday and their first profit-making year was year 2012 and year 2011, respectively. Accordingly, Huiyou is tax exempted for years 2012 and 2013 and subject to EIT at 12.5% from years 2014 to 2016. Yitongtianxia’s first profit-making year was 2011but received the 2+3 tax holiday approval in April 2012. As a result, the 2+3 tax holiday is effective retroactively from year 2011 and is tax exempted for years 2011 and 2012 and subject to EIT at 12.5% from years 2013 to 2015.

Under the prevailing EIT law and its relevant regulations, a qualified high and new technology enterprise is entitled to a preferential tax rate of 15%. In May 2012, Yingzheng obtained the approval to enjoy the high and new technology enterprise preferential tax rate of 15% effective retroactively from year 2011 for a period of three years.

The prevailing EIT law and its relevant regulations treat enterprises established outside of the PRC with “effective management and control” located in the PRC as PRC resident enterprises for tax purposes. The term “effective management and control” is generally defined as exercising management and control over the business, personnel, accounting, properties, etc. of an enterprise. The Company and its subsidiaries located in jurisdictions outside of the mainland PRC, if considered PRC resident enterprises for tax purposes, would be subject to the PRC enterprise income tax at the rate of 25% on their worldwide income commencing on January 1, 2008. As of December 31, 2012 and 2013, the Company has not accrued for PRC tax on such basis, as the Group’s non-PRC entities had zero profits for the period after January 1, 2008. The Group will continue to monitor the tax status with regards to the PRC tax resident enterprise regulation of its non-PRC entities.

Income (loss) before income taxes consists of:

	For the Years Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
Cayman Islands	34,263	(43,486)	9,008	1,488
British Virgin Islands	—	(18,881)	(591)	(98)
Hong Kong	6,585	5,369	(2,783)	(460)
The PRC	86,568	33,836	20,932	3,458

Total	127,416	(23,162)	26,566	4,388

The current and deferred components of the income tax benefit appearing in the consolidated statements of comprehensive income are as follows:

	For the Years Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
Current tax expense (benefit)	19,294	(5,969)	3,277	541
Deferred tax benefit	(55,221)	(2,720)	(3,474)	(574)

	(35,927)	(8,689)	(197)	(33)

A reconciliation of income taxes computed at the PRC statutory tax rate of 25% to the actual income tax benefit is as follows:

	For the Years Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
Income (loss) before income taxes	127,416	(23,162)	26,566	4,388

Income tax expense (benefit) computed at the PRC statutory tax rate of 25%	31,854	(5,791)	6,642	1,097
Foreign tax rate differential	(10,565)	12,081	3,481	575
Deemed profits taxation basis differential in Shenzhen Douwan	(18,118)	—	—	—
Non-deductible expenses	2,983	1,630	1,096	181
Non-taxable income	—	—	(6,246)	(1,032)
Effect of change in tax status/rate	—	(8,643)	—	—
Withholding tax on dividend distribution	7,000	—	—	—
Effect of tax holidays	—	(17,045)	(13,481)	(2,227)
Outside basis differences in the VIE	(51,432)	—	—	—
Current/deferred rate differential	(108)	3,196	(813)	(134)
Increase in valuation allowance	1,073	3,184	8,040	1,328
Interest and penalties on unrecognized tax benefits	1,386	2,643	1,130	187
Others	—	56	(46)	(8)

Income tax benefit	(35,927)	(8,689)	(197)	(33)

Deemed taxation basis differential in Shenzhen Douwan represents the difference in income tax expense calculated at the PRC statutory tax rate of 25% on income before taxes versus on deemed profits calculated at 30% of net revenue. Shenzhen Douwan adopted the methodology of deemed profits basis in year 2011.

The aggregate amount and per share effect of tax holidays are as follows:

	For the Years Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
Aggregate amount	—	17,045	13,481	2,227

Effect on basic and diluted earnings per share for Class A and Class B ordinary shares:
Basic and Diluted	—	0.06	0.04	0.01

The significant components of the Group’s deferred tax assets and deferred tax liabilities are as follows:

	As of December 31,
	2012	2013	2013
	RMB	RMB	US$
Deferred tax assets, current portion:
Accrued expenses	1,861	7,480	1,236
Excessive advertising expenses	—	924	153
Government grant, current portion	—	386	64
Less: Valuation allowance	(1,599)	(7,690)	(1,271)

Deferred tax assets, current portion, net	262	1,100	182

Deferred tax assets, non-current portion:
Intangible assets and property and equipment	473	3,569	589
Government grants, non-current portion	323	538	89
Net operating loss carryforwards	2,827	14,242	2,353
Less: Valuation allowance	(3,494)	(15,635)	(2,583)

Deferred tax assets, non-current portion, net	129	2,714	448

Deferred tax liabilities, non-current portion:
Intangible assets	7,844	7,793	1,287

Deferred tax liabilities, non-current portion, net	7,844	7,793	1,287

As of December 31, 2012 and 2013, the Group’s total deferred tax assets before valuation allowances were RMB5,484 and RMB27,139 (US$4,484), respectively. As of December 31, 2012 and 2013, the Group recorded valuation allowances of RMB5,093 and RMB23,325 (US$3,854), respectively, on its deferred tax assets that are sufficient to reduce the deferred tax assets to the amounts that are more-likely-than-not to be realized.

As of December 31, 2013, the Company had net operating losses of RMB54,117 (US$8,939) from several of its subsidiaries, VIEs and the VIEs’ subsidiaries, which can be carried forward to offset future net profit for income tax purposes. Net operating loss carryforwards of RMB2,878, RMB20,827, RMB4,474, RMB7,949 and RMB17,989 as of December 31, 2013 will expire in years 2014, 2015, 2016, 2017 and 2018, respectively, if not utilized.

Aggregate undistributed earnings of the Company’s subsidiaries, VIEs and the VIEs’ subsidiaries located in the PRC that are available for distribution to non-PRC tax resident parent companies and primary beneficiary company at December 31, 2012 and 2013 amounted to RMB159,463 and RMB229,008 (US$37,829), respectively and are considered to be indefinitely reinvested under ASC subtopic 740-30 (“ASC 740-30”), Income Taxes: Other Considerations or Special Areas. Accordingly, the management considered that the amount of unrecognized deferred tax liabilities for temporary differences related to investments in the PRC subsidiaries, the VIEs and the VIEs’ subsidiaries is not determined because such a determination is not practical.

Unrecognized tax benefits

A tabular reconciliation of the Group’s unrecognized tax benefits, excluding interest and penalties, is as follows:

	For the Years Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
Balance at the beginning of year	19,563	25,262	20,570	3,398
Increase/decrease related to current year tax positions	5,699	4,800	(2,120)	(350)
Decrease from disposal of a subsidiary	—	—	(11,211)	(1,852)
Decrease related to prior year tax position.	—	(9,432)	—	—
Lapse of statute of limitations	—	(60)	—	—

Balance at the end of year	25,262	20,570	7,239	1,196

As of December 31, 2012 and 2013, the Company has unrecognized tax benefits of RMB20,570 and RMB7,239 (US$1,196), respectively, of which RMB4,021 and RMB1,632 (US$270), respectively, are presented on a net basis against the deferred tax assets related to tax loss carryforwards on the face of the consolidated balance sheets. As a result, the amounts of unrecognized tax benefits included in the consolidated balance sheets as of December 31, 2012 and 2013 were RMB16,549 and RMB5,607 (US$926), respectively. RMB16,417 and RMB4,031 (US$666) as of December 31, 2012 and 2013, respectively, of unrecognized tax benefits would impact the effective tax rate, if recognized. The management does not expect the amount of unrecognized tax benefits will change significantly in the next twelve months.

For the years ended December 31, 2011 and 2012, the Company recorded income tax expenses for interest and penalties related to its unrecognized tax benefits of RMB1,093 and RMB2,643, respectively. For the year ended December 31, 2013, the Company reversed interest and penalties of RMB2,163 (US$357) and RMB8 (US$1) as a result of the disposal of a subsidiary and the lapse of statute of limitations, respectively. The accrued interest and penalties related to unrecognized tax benefits as of December 31, 2012 and 2013 were RMB5,395 and RMB4,363 (US$721), respectively, and are included in the amounts of unrecognized tax benefits on the consolidated balance sheets.

For the Company’s PRC subsidiaries and the VIEs, their tax years 2008 through 2013 remain open to examination by the tax authorities as of December 31, 2013.

20. SHARE-BASED PAYMENTS

(a) VODone share options

On November 4, 2010, VODone granted options to purchase 5,900,000 ordinary shares of VODone to certain employees of the Group at an exercise price of HK$2.25 (RMB1.93) per share. The 5,900,000 options are immediately vested and have a contractual life of three years. In accordance with ASC 718, the accounting grant date for options issued on November 4, 2010 was November 18, 2010, when VODone and the employees reached a mutual understanding of the key terms and conditions of the awards.

The share options granted by VODone to the Group’s employees are classified as equity awards which are measured based on the grant date fair value. Since the options were granted by VODone to the Group’s employees for their provision of service to the Group, the compensation cost is recognized in the Group’s financial statements with a corresponding credit to additional paid-in capital, representing VODone’s capital contribution. Since the share options are immediately vested, share-based compensation costs of RMB2,741 for the 5,900,000 options granted were immediately recognized on November 18, 2010.

The following table summarizes the share options granted by VODone to the Group’s employees for the year ended December 31, 2013:

Options granted to employees	Number of shares	Weighted-average exercise price per share	Weighted-average grant-date fair value per share	Weighted-average remaining contractual term	Aggregate intrinsic value
		RMB	RMB	Years	RMB
Outstanding, January1, 2013	6,200,000	1.89	0.46
Granted	—
Expired	(6,200,000)

Outstanding, December 31, 2013	—	—	—	—	—

		—	—
Vested at December 31, 2013	—	—	—	—	—
Exercisable at December 31, 2013	—	—	—	—	—

The grant date fair value of the equity awards granted by VODone to the Group’s employees was estimated using the Black-Scholes option pricing model with the following assumptions:

November 18, 2010
Risk-free interest rate	0.26%
Dividend yield	0.6%
Expected volatility range	53.12%
Weighted average expected life	1 year
Estimated forfeiture rate	—

(b) Options granted by the Group

Options granted to employees of the Group and employees of VODone

On October 31, 2011, the Company’s board of directors approved the 2011 Share Option Scheme (the “2011 Share Option Scheme”). On November 15, 2011, the Company’s shareholders approved the 2011 Share Option Scheme. Under the 2011 Share Option Scheme, the Company may issue up to 30,394,955 ordinary shares of the Company to its employees, directors and consultants. The purpose of the 2011 Share Option Scheme is to provide additional incentive and motivation to its employees, directors and consultants, through an equity interest in the Company, to work towards enhancing the value and benefit of the Company. The contractual period of the options granted under the 2011 Share Option Scheme is 10 years.

On February 6, 2012, the Company granted shares options under the 2011 Share Option Scheme to purchase 23,404,120 and 2,431,592 ordinary shares of the Company to its employees and employees of VODone, respectively, at an exercise price of US$0.605 per share. These share options have a contractual life of five years. Pursuant to the share options agreement, (i) 25% of the share options are vested and exercisable by each grantee on the first anniversary of the date of grant; and (ii) the remaining 75% of the share options are vested and exercisable by each grantee in 12 equal quarterly tranches beginning one calendar quarter after the first anniversary of the date of grant. Since VODone, the ultimate holding company of the Company, is a publicly listed company on the HK Stock Exchange, it or its subsidiary is prohibited to grant share options with exercise price lower than the new issue price of shares on listing unless otherwise approved or waived by the HK Stock

Exchange. Any share option granted by the Company during the period commencing six months before the first confidential filing date on Form F-1, or its equivalent for listing on the HK Stock Exchange or an overseas stock exchange, up to the listing date are subject to the above requirement. Except for any waivers that may be granted by the HK Stock Exchange, the exercise price of any share option granted during such period shall be adjusted to a price not lower than the new issue price as the Company’s board of directors may deem appropriate. The exercise price of the share options shall be adjusted to the price of the listing if the price of the listing exceeds $0.605 per share, whereas the exercise price of the share options shall remain unchanged if the price of the listing is less than $0.605 per share or a listing does not take place.

In accordance with ASC 718, the accounting grant date for these share options was February 6, 2012, as the Company and the grantees reached a mutual understanding of the key terms and conditions of the awards when the grantees began to be adversely affected by subsequent changes in the price of the Company’s ordinary shares. The share options granted to the Group’s employees are classified as equity awards which are measured based on the grant date fair value. As a market condition in which the exercise price varies with the price of the Company’s ordinary shares is attached to the share options, the market condition was considered in the estimate of their grant-date fair value. The fair value of each of the share options granted by the Company was RMB0.95 at the grant date. Compensation cost for these awards with a market condition granted to employees of the Group amounting to RMB22,230 (USD3,568) is recognized ratably for each vesting tranche, using the accelerated attribution method, over the requisite service period regardless of whether the market condition is satisfied. RMB11,277 and RMB5,686 (US$939) was recorded as compensation cost with a corresponding credit to additional paid-in capital for the years ended December 31, 2012 and 2013, respectively.

ASC 718 does not apply to awards granted by an entity to employees of its controlling parent company. As a result, ASC 718 is not applicable to the share options granted by the Company to employees of VODone on February 6, 2012. However, since VODone, as the controlling parent of the Company, can always direct the Company to grant share-based awards to its employees, the Company measured the fair value of the shares options granted to employees of VODone at the grant date and recognized that amount as a dividend to VODone without regard to whether the options are subject to vesting provisions. While this is not consistent with the measurement model for share-based awards granted to nonemployees described in ASC topic 505-50 (“ASC 505-50”), Equity - Equity-Based Payments to Non-Employees, the Company considered the departure from ASC 505-50 was not unreasonable given that the grant of share options to employees of VODone was a capital transaction rather than compensation. Accordingly, the grant-date fair value of the share options granted to employees of VODone amounting to RMB2,313 was recorded as a one-time deemed dividend distribution to shareholder for the year ended December 31, 2012.

On February 8, 2013, the Company granted options under the 2011 Share Option Scheme to purchase 970,100 ADS of the Company to certain of its employees as at an exercise price of US$6.50 per ADS with a contractual life of five years. Pursuant to the share options agreement, (i) 25% of the share options are vested and exercisable on the first anniversary of the date of grant; and (ii) the remaining 75% of the share options are vested and exercisable in 12 equal quarterly tranches beginning one calendar quarter after the first anniversary of the date of grant. There is a service condition attached to the vesting of the option granted to the employees. RMB1,070 (US$177) was recorded as compensation cost with a corresponding credit to additional paid-in capital for the year ended December 31, 2013.

On February 8, 2013, the Company granted options to purchase 2,539,495 and 200,000 shares with a contractual life of five years to an employee and a consultant who became an employee of the Company on March 20, 2013, respectively, at an exercise price of US$0.605 per share with a contractual life of 5 years. Pursuant to the share option agreement, 25% of the share options are vested and exercisable on each of the first to fourth anniversary of the grant date if the grantees continue to provide service to a subsidiary of the Company and this subsidiary achieves predetermined performance conditions. There is a service condition in addition to a performance condition attached to the vesting of these options. In accordance with ASC 718, share-based compensation cost is not recorded before the performance condition is probable to be met. On March 6, 2013, the

Company modified the performance condition for the first 25% of the options. Since the performance condition was probable to achieve both before and after the modification, the modification of the performance condition attached to the options was treated as a Type I probable-to-probable modification in accordance with ASC 718 on March 6, 2013. No incremental cost was resulted from the modification as the fair value of the modified award was the same as the fair value of the original award immediately before its performance condition was modified. RMB399 (US$66) was recorded as compensation cost with a corresponding credit to additional paid-in capital for the year ended December 31, 2013.

The following table summarizes the share options granted to the Group’s employees during the year ended December 31, 2013:

Options granted to employees	Number of shares	Weighted-average exercise price per share	Weighted-average grant-date fair value per share	Weighted-average remaining contractual term	Aggregate intrinsic value
		RMB	RMB	Years	RMB
Outstanding, January 1, 2013	22,868,208	3.81	0.95	4.10	—
Granted	16,320,895	3.06	4.32
Forfeited	(525,190)	3.81	0.95
Exercised	(3,116,736)

Outstanding, December 31, 2013	35,547,177	3.47	2.50	3.56	267,320

Vested and expected to vest at December 31, 2013	35,547,177	3.47	2.50	3.56	267,320
Exercisable at December 31, 2013	6,859,610	3.81	0.95	4.10	49,234

The following table summarizes the share options granted to the employees of VODone during the year ended December 31, 2013:

Options granted to employees of VODone	Number of shares	Weighted-average exercise price per share	Weighted-average grant-date fair value per share	Weighted-average remaining contractual term	Aggregate intrinsic value
		RMB	RMB	Years	RMB
Outstanding, January 1, 2013	2,431,592	3.81	0.95	3.10	—
Granted	—
Forfeited	(170,971)
Exercised	(66,458)

Outstanding, December 31, 2013	2,194,163	3.81	0.95	3.10	15,749

Vested and expected to vest at December 31, 2013	2,194,163	3.81	0.95	3.10	15,749
Exercisable at December 31, 2013	1,063,822	3.81	0.95	3.10	7,636

Options granted to non-employees of the Group

On February 8, 2013, the Company granted options under the 2011 Share Option Scheme to purchase 60,000 ADS to a third-party individual consultant who provides consultancy service to the Company, at an exercise price of US$6.50 per ADS with a contractual life of five years. Pursuant to the share options agreement, (i) 25% of the share options are vested and exercisable on the first anniversary of the date of grant; and (ii) the remaining 75% of the share options are vested and exercisable in 12 equal quarterly tranches beginning one calendar quarter after the first anniversary of the date of grant. RMB308 (US$51) was recorded as compensation cost with a corresponding credit to additional paid-in capital for the year ended December 31, 2013.

The following table summarizes the share options granted to non-employees of the Group during the year ended December 31, 2013:

Options granted to non-employees	Number of shares	Weighted-average exercise price per share	Weighted-average grant-date fair value per share	Weighted-average remaining contractual term	Aggregate intrinsic value
		RMB	RMB	Years	RMB
Outstanding, January 1, 2013	—	—	—	—	—
Granted	840,000
Forfeited	—
Exercised	—

Outstanding, December 31, 2013	840,000	2.92	5.12	4.10	6,781

Vested and expected to vest at December 31, 2013	840,000	2.92	5.12	4.10	6,781
Exercisable at December 31, 2013	—	2.92	5.12	4.10	1,695

The aggregate intrinsic value is calculated as the difference between the exercise prices of the underlying awards and the fair value of the Company’s ordinary shares as of December 31, 2013, for those awards that have an exercise price below the fair value of the Company’s ordinary shares.

As of December 31, 2013, total unrecognized share-based compensation cost of RMB9,317 (US$1,539), net of estimated forfeitures, is expected to be recognized over a weighted-average period of 2.49 years. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures. To the extent the actual forfeiture rate is different from original estimate, actual share- based compensation costs related to these awards may be different from expectation.

The grant date fair value of the equity awards granted during the years ended December 31, 2012 and 2013 was estimated using the Monte Carlo simulation model and the binomial option pricing model, respectively, with the following assumptions:

	February 6, 2012	February 8, 2013
Risk-free interest rate	0.75%	0.79%~0.84%
Dividend yield	2.00%	—
Expected volatility rate	51.64%	49.43%~ 50.02%
Weighted-average expected life	5.00	5.00
Estimated forfeiture rate	—	—
Suboptimal exercise factor	Not applicable	2
Fair value of the Company’s ordinary shares	RMB3.25	US$0.24~US$0.66

(c) Restricted share units

On August 24, 2011, the Company granted 1,220,000 RSUs, with a performance condition of an IPO attached, to certain senior management and directors at the subscription price of US$0.001 per share. On March 16, 2012, the Company granted 639,000 RSUs, with a performance condition of an IPO attached, to certain senior management and directors at a subscription price of US$0.001 per share. The transferability of the 1,220,000 and 639,000 RSUs is restricted. Pursuant to the RSU subscription agreements, 25% of the RSUs will vest and become transferable upon each of: (i) the consummation of the IPO of the securities of the Company on an internationally recognized stock exchange (the “IPO Date”); (ii) the first anniversary of the IPO Date; (iii) the second anniversary of the IPO Date; and (iv) the third anniversary of the IPO Date. If the IPO is not consummated by December 31, 2014, the Company is required to repurchase all of the RSUs at the purchase price of US$0.001 per share. There is a service condition in addition to the performance condition attached to the vesting of the RSUs, as the unvested restricted shares shall be subject to repurchase in the event of the termination of service unless otherwise agreed by the Company and the grantees. Since a performance condition of an IPO is attached with the vesting of the RSUs, share based compensation cost is not recorded before the performance condition of an IPO is met.

On August 20, 2012, the Company modified the original vesting conditions of the RSUs granted on August 24, 2011 and March 16, 2012 to be: 25% of the RSUs will vest upon each of (i) the consummation of the Listing (the “Listing Date”); (ii) the first anniversary of the Listing Date; (iii) the second anniversary of the Listing Date; and (iv) the third anniversary of the Listing Date. Except for the vesting conditions, other conditions of the RSUs remained unchanged. The modification of vesting conditions was intended to provide additional motivations to the employees. On September 25, 2012, the Company completed the Listing and the performance condition attached to the RSUs was met.

As both the IPO and the Listing are outside of the control of the Company, management concluded at the grant date and the modification date that it is not probable that the original vesting conditions and the modified vesting conditions will be achieved, respectively. As a result, the modification of the performance condition attached to the RSUs was treated as a Type IV improbable-to-improbable modification in accordance with ASC 718 on August 20, 2012. For a Type IV improbable-to-improbable modification, the original award is treated as cancelled in exchange for a new award. Accordingly, the grant-date fair values of the RSUs were ignored and the modification-date fair value of RMB3.68 (US$0.59) was measured, and the recognition of compensation cost was deferred until the performance condition of the Listing was met on September 25, 2012. RMB2,798 and RMB2,460 (US$406) was recorded as compensation cost with a corresponding credit to additional paid-in capital for the years ended December 31, 2012 and 2013.

The following table summarizes the RSUs granted by the Company for the year ended December 31 2013:

RSUs granted by the Company	Outstanding RSUs	Weighted average grant date fair value
		RMB
Unvested, January1, 2013	1,394,250	5,136
Granted	—	—
Cancelled	—	—
Vested	(464,750)	(1,712)
Forfeited	(51,758)	(191)

Unvested, December 31, 2013	877,742	3,233

As of December 31, 2013, total unrecognized compensation cost for the RSUs of RMB1,226 (US$203), net of estimated forfeitures, is expected to be recognized over the weighted average period of 1.25 years.

The total fair value of the RSUs vested during the years ended December 31, 2012 and 2013 was RMB3,234 and RMB2,331 (US$385).

(d) Warrants issued to consultants

On February 7, 2013, the Company issued 500,000 warrants to an external consultant in exchange for its financial advisory service. Each warrant allows the consultant to purchase one ADS of the Company at US$8.50 per ADS. The exercise period commences on the date of issuance and expires on February 7, 2018. Pursuant to the warrant agreement, 250,000 warrants immediately vested upon issuance and the remaining 250,000 warrants will be vested on December 31, 2013 if the Company continues to retain the consultant as its financial advisor. However, the Company may, at its sole discretion, terminate the consultant as its financial advisor without cause. On September 23, 2013, the Company terminated the consultant as its financial advisor and cancelled the second batch of the 250,000 unvested warrants. In accordance with ASC 505-50, the measurement date for the vested 250,000 warrants was February 7, 2013. The warrants issued to the consultant are classified as equity awards and measured based on the measurement date fair value of RMB0.01 per warrant. During the year ended December 31, 2013, 166,750 warrants were exercised.

On June 25, 2013, the Company issued 100,000 fully vested warrants to an external consultant in exchange for its financial advisory service. Each warrant allows the consultant to purchase one ADS of the Company at US$12.92 per ADS. The exercise period commences on the date of issuance and expires on June 25, 2015. The exercise of these 100,000 warrants is subject to certain market conditions. In accordance with ASC 505-50, the measurement date for the vested 100,000 warrants was June 25, 2013. The warrants issued to the consultant are classified as equity awards and measured based on the measurement date fair value of RMB0.02 per warrant.

On August 5, 2013, the Company issued 100,000 fully vested warrants to Champion Plus, as payment for services rendered by Champion Plus on the issuance of the Company’s ordinary shares in a private placement. Each warrant allows Champion Plus to purchase one ADS of the Company at US$10 per ADS. The exercise period commences six months after the issuance and expires on August 5, 2015. In accordance with ASC 505-50, the measurement date for the vested 100,000 warrants was August 5, 2013. The warrants issued to Champion Plus are classified as equity awards and are measured based on the measurement date fair value of RMB0.04 per warrant. The total fair value of the warrants amounting to RMB3,582 (US$592) was recognized as equity issuance cost, which was netted against the offering proceeds from the private placement.

On September 27, 2013, the Company issued 100,000 fully vested warrants to an external consultant in exchange for its financial advisory service. Each warrant allows the consultant to purchase one ADS of the Company at US$15.6 per ADS. The exercise period commences on the date of issuance and expires on September 27, 2015. The exercise of these 100,000 warrants is subject to certain market conditions. In accordance with ASC 505-50, the measurement date for the vested 100,000 warrants was September 27, 2013. The warrants issued to the consultant are classified as equity awards and measured based on the measurement date fair value of RMB0.01 per warrant.

Since all of the warrants granted, except for the 250,000 warrants that were cancelled on September 23, 2013, were fully vested upon issuance, compensation expense of RMB6,557 (US$1,083) was immediately recognized with a corresponding credit to additional paid-in capital on the respect grant date of the warrants during the year ended December 31, 2013.

Once performance is complete, the warrants were subject to the requirements of ASC topic 815 (“ASC 815), Derivatives and Hedging, and be reclassified from equity to liability if they met the definition of derivative. In accordance with ASC sub-topic 815-40 (“ASC 815-40”), Derivatives and Hedging: Contracts in Entity’s Own Equity, if a contract could potentially be cash settled, and such settlement is not within the control of the issuer, the derivative is classified as an asset or liability, and changes in fair value are recognized in the statements of comprehensive income. The Company concluded that the warrants could only be physical settled but not net-cash settled. In addition, the Company evaluated ASC 815-40-15 and ASC 815-40-25-7 to ASC 815-40-25-35 and concluded that the warrants are indexed to the Company’s own stock and meet all additional conditions for equity classification. Therefore, the warrants have been classified as equity since their respective issuance date.

The fair value of the warrants granted during the year ended December 31, 2013 at their respective issuance date was estimated by the Company, with the assistance of an independent valuation firm, using the Black Scholes option pricing model or the binomial option pricing model with the following assumptions:

Risk-free interest rate.	0.35%~1.25%
Expected dividend yield	—
Expected volatility range	44.49%~50.1%
Weighted average expected life	2 years
Suboptimal exercise factor	2
Estimated forfeiture rate	0%

As of December 31, 2013, the Company has warrants outstanding to purchase an aggregate of 383,250 ADS with an aggregate intrinsic value of RMB30,933 (US$5,110). The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying warrants and the fair value of the Company’s ADS as of December 31, 2013, for those warrants that have an exercise price currently below the fair value of the Company’s ADS.

(e) Determining fair value of awards

During the year ended December 31, 2013, the Company, with the assistance of an independent valuation firm, estimated the grant date fair value of the options and the warrants with a market condition granted by the Company using the binomial option pricing model, and the warrants without a market condition granted by the Company using the Black Scholes option pricing model. The binomial model requires the input of highly subjective assumptions, including the expected stock price volatility, the expected price multiple at which the holder is likely to exercise share options and the expected employee forfeiture rate. The Company uses historical data and future expectations to estimate forfeiture rate. For expected volatility of the options and warrants granted, the Company has made reference to historical volatilities of several comparable companies. The risk-free rate for periods within the contractual life of the options and warrants is based on the U.S. Treasury Bonds and other market information at the date of grant. The dividend yield is based on the expected pay-out ratio.

The Company, with the assistance of an independent valuation firm, estimated the grant-date fair value of the options granted to its employees and the employees of VODone using the Monte Carlo simulation model. The Monte Carlo simulation model requires the input of highly subjective assumptions, including the expected stock price volatility, risk-free interest rate, dividend yield, weighted-average expected life of the options and expected employee forfeiture rate. The Company uses historical data and future expectations to estimate forfeiture rate. For expected volatility of the options, the Company has made reference to the historical volatilities of several comparable companies. The risk-free rate for periods within the contractual life of the options is based on the U.S. Treasury Bonds and other market information at the date of grant. The dividend yield is based on the expected pay-out ratio.

Total share-based compensation expense of awards and warrants granted to the Group’s employees, directors and external consultants was recorded in “General and administrative expenses” in the consolidated statements of comprehensive income.

21. RELATED PARTY TRANSACTIONS

(a) Related parties

Name of related parties	Relationship with the Group
VODone	The ultimate holding company
Shenzhen Kuailefeng Software Development Co., Ltd (“Kuailefeng”)	A company controlled by management of Dragon Joyce
Bright Way	A company controlled by management of OWX Holding
Shenzhen Provider Technology Co., Ltd. (“Shenzhen Provider”)	A company controlled by a director of the Company, which ceased to be a related party on July 11, 2011
Shenzhen Huazhongtianxun Technology Co., Ltd. (“Huazhongtianxun”)	A company controlled by a director of the Company, which ceased to be a related party on April 12, 2011
Beijing Changshi Jiaren Technology Development Co., Ltd. (“Changshi Jiaren”)	A company controlled by a director of the Company, which ceased to be a related party on April 12, 2011
Beijing Shidai Xunda Technology Co., Ltd. (“Shidai Xunda”)	A company controlled by a director of the Company, which ceased to be a related party on April 12, 2011
Gaintech	A company controlled by a noncontrolling shareholder of the Company
Mr. Wang Yongchao	A director of 3GUU BVI
Mr. Kuang Yixun	A director of OWX HK
Mr. Hu Zhenning	A director of OWX HK
MediaTek Inc. (“MTK”)	The parent company of a noncontrolling shareholder of the Company
Vogins BVI	A company controlled by MTK, which became a subsidiary of the Company on November 29, 2013
Vogins Shanghai	A wholly-owned subsidiary of Vogins BVI

(b) The Group had the following related party transactions for the years presented:

	For the Years Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
Gain on bargain purchase of Vogins BVI from:
Gaintech	—	—	9,654	1,595

	—	—	9,654	1,595

On November 29, 2013, the Company acquired 90.6% equity interest in Vogins BVI, of which 82.6% was acquired from Gaintech (Note 4). The gain on bargain purchase of RMB9,654 (US$1,595) was recorded in the Company’s consolidated statement of comprehensive income for the year ended December 31, 2013.

	For the Years Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
Temporary funding provided to:
Vogins Shanghai	—	—	4,483	741

	—	—	4,483	741

During the year ended December 31, 2013, the Group provided temporary funding of RMB4,500 to Vogins Shanghai to be used as working capital (Note 4). The temporary funding was unsecured, interest-free and repayable on demand.

	For the Years Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
Technology service fee for game platform installation paid to:
MediaTek Inc. (“MTK”)	—	—	968	160

The Group entered into an agreement with MTK in May 2013, pursuant to which the Group engaged MTK to customize and install the game platform onto its self-developed mobile phone chips.

	For the Years Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
Revenue from technical support service for mobile phone technology platform software provided to:
Vogins Shanghai	—	—	1,734	286

Cost of sales from technical support service for mobile phone technology platform software provided to:
Vogins BVI	—	—	603	100

The Group entered into a technology service agreement with Vogins Shanghai in May 2013, pursuant to which the Group agreed to provide Vogins Shanghai a self-developed mobile phone technology platform software as well as related technical support service in exchange for a service fee based on the number of download through the mobile phone technology platform at a pre-determined unit price. The Group transferred 49% noncontrolling interest in one of its subsidiaries to Vogins BVI as an inducement for Vogins Shanghai to sign the technology service agreement. The carrying value of the 49% noncontrolling interest was treated as a deferred cost and amortized over the contractual term of the technology service agreement of three years.

	For the Years Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
Mobile games revenue from a related mobile phone service provider:
Vogins Shanghai	—	—	5,710	943

The Group entered into an agreement with Vogins Shanghai in August 2013 for billing and collection services as mobile phone service provider in the sale of in-game premium features of the Group’s mobile games. Pursuant to the agreement, the Group is entitled to profit sharing based on prescribed percentages ranging from 55% to 95% of the after-tax net proceeds that Vogins Shanghai collected from mobile network operators.

	For the Years Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
Other income from the sale of inventories to:
Mr. Kuang Yixun and Mr. Hu Zhenning	—	—	2,359	390

In December 2013, the Group sold all of its inventories to Mr. Kuang Yixun and Mr. Hu Zhengning at cost, due to the business transition of the OWX Group from handset design business to mobile phone games promotion business. No gain or loss was resulted from the sale of inventories.

	For the Years Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
Revenue from exclusive technical support services on feature phone games provided to:
Kuailefeng	4,661	—	—	—

	4,661	—	—	—

The Group entered into an exclusive technical support services agreement with Kuailefeng on October 9, 2009, pursuant to which Kuailefeng agreed to engage the Group as its exclusive provider of technical platform and technical support, maintenance and other services for an annual service fee based on a prescribed percentage of Kuailefeng’s revenue. The exclusive technical support services agreement was terminated by the Group at the end of 2011.

	For the Years Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
Revenue from exclusive reseller right on feature phone games provided to:
Kuailefeng	1,424	—	—	—

	1,424	—	—	—

The Group entered into an agent agreement with Kuailefeng in January 2010, pursuant to which the Group granted Kuailefeng the right to operate and sell in-game premium features of certain feature phone games of the Group in exchange for a fee of RMB1,424 for the years ended December 31, 2011. The agent agreement was terminated by the Group at the end of 2011.

	For the Years Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
Mobile phone games revenue from related mobile phone service providers:
Shenzhen Provider	3,352	—	—	—
Huazhongtianxun	2,072	—	—	—
Shidai Xunda	2,243	—	—	—

	7,667	—	—	—

The Group entered into agreements with Shenzhen Provider, Huazhongtianxun and Shidai Xunda for billing and collection services as mobile phone service providers in the sale of in-game premium features of mobile phone games. The agreements were made in the Group’s ordinary course of business and based on terms identical to those with unrelated mobile phone service providers.

	For the Years Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
Temporary funding provided by:
VODone	4,551	4,104	—	—

	4,551	4,104	—	—

The temporary funding from VODone was unsecured, interest-free and repayable on demand. The proceeds of the temporary funding from VODone were injected into OWX Beijing as working capital and were used for payment of expenses relating to the Listing for the years ended December 31, 2011, and 2012, respectively.

	For the Years Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
Raw materials purchased on behalf by:
Bright Way	116	—	—	—

Raw materials purchased from:
Bright Way	658	—	—	—

During the year ended December 31, 2011, Bright Way purchased raw materials amounting to RMB116 on behalf of the Group for its handset design products.

During the year ended December 31, 2011, the Group purchased raw materials amounting to RMB658 from Bright Way.

	For the Years Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
Deemed dividend to:
VODone	30,278	32,929	38,014	6,279

During the year ended December 31, 2009, VODone paid purchase considerations of RMB216,435 on behalf of the Group for the acquisition of the 70% equity interests in the Dragon Joyce Group.

During the year ended December 31, 2010, VODone paid purchase considerations of RMB77,463 and RMB198,416 on behalf of the Group for the acquisitions of the operating assets of Bright Way and Tastech, and the 70% equity interests in 3GUU BVI, respectively. These amounts paid on behalf by VODone are recognized in additional paid-in-capital as a shareholder’s contribution.

During the year ended December 31, 2011, the Dragon Joyce Group and the OWX Group failed to meet the predetermined performance target as stipulated in their respective purchase agreement. As a result, VODone shares amounting to RMB12,771 and RMB17,507 must be returned to VODone by the original shareholders of the Dragon Joyce Group and the OWX Group, respectively, which was accounted for as deemed distribution to VODone.

During the year ended December 31, 2012, the OWX Group and the 3GUU Group failed to meet the predetermined performance target as stipulated in their respective purchase agreement. As a result, VODone shares amounting to RMB18,314 and RMB12,302 must be returned to VODone by the original shareholders of the OWX Group and the 3GUU Group, respectively, which was accounted for as deemed distribution to VODone. In addition, on February 6, 2012, the Company granted shares options to purchase 2,431,592 ordinary shares of the Company to the employees of VODone. The grant-date fair value of the share options granted to employees of VODone amounting to RMB2,313 was recorded as a one-time deemed dividend distribution to VODone (Note 20(b)).

During the year ended December 31, 2013, the 3GUU Group failed to meet the predetermined performance target as stipulated in its purchase agreement. As a result, VODone shares amounting to RMB38,014 (US$6,279) must be returned to VODone by the original shareholders of the 3GUU Group, which was accounted for as deemed distribution to VODone.

(c)	The Group had the following related party balances as of December 31, 2012 and 2013:

	As of December 31,
	2012	2013	2013
	RMB	RMB	US$
Amounts due from related parties:
MTK	—	6,097	1,007

Total	—	6,097	1,007

Amounts due to related parties:
VODone	988	—	—
Mr. Wang Yongchao	3	—	—

Total	991	—	—

All balances with related parties as of December 31, 2012 and 2013 were unsecured, non-interest bearing and repayable on demand.

22. EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of the Company’s subsidiaries, the VIEs and the VIEs’ subsidiaries in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the PRC subsidiaries, the VIEs and the VIEs’ subsidiaries of the Company make contributions to the government for these benefits based on a specific percentage of the employees’ salaries up to a maximum of three times the average annual salary for the city in which the subsidiary operates for the prior year. The Company’s subsidiaries, the VIEs and the VIEs’ subsidiaries have no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were RMB4,961, RMB 6,297 and RMB14,875 (US$ 2,457) for the years ended December 31, 2011, 2012 and 2013, respectively.

23. COMMITMENTS AND CONTINGENCIES

(a) Operating lease commitments

As of December 31, 2013, the Group had minimum lease payments under non-cancelable operating leases with initial terms in excess of one year as follows:

	RMB	US$
2014	12,956	2,140
2015	10,682	1,765
2016	6,013	993
2017	3,728	616
2018	1,991	329

	35,370	5,843

The Group’s lease arrangements have no renewal options, rent escalation clauses, restrictions or contingent rents and are all conducted with third parties.

(b) Variable interest entity structure

In the opinion of management, (i) the ownership structure of the Company and its VIEs is in compliance with existing PRC laws and regulations; (ii) the contractual arrangements with the VIEs and their shareholders are valid and binding, and will not result in any violation of PRC laws or regulations currently in effect; and (iii) the Group’s business operations are in compliance with existing PRC laws and regulations in all material respects.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the Company cannot be assured that PRC regulatory authorities will not ultimately take a contrary view to its opinion. If the current ownership structure of the Group and its contractual arrangements with its VIEs are found to be in violation of any existing or future PRC laws and regulations, the Group may be required to restructure its ownership structure and operations in the PRC to comply with the changing and new PRC laws and regulations. Further, should the ownership structure of the Group under the VIE Arrangements are challenged by the PRC authorities while the foreign investment restrictions over the Internet content provision and telecommunication sectors remain effective, the Group would need to restructure its ownership structure. In that case, the Group may still be able to (i) develop mobile games in China and own the copyright for those mobile games; (ii) grant to the VIEs, or any other Chinese company that possesses the necessary regulatory licenses, copyright licenses to operate the Company’s games in China and collect royalties from the VIEs or such other Chinese company; (iii) use the Group’s technology, expertise and experience to provide technological services and support to the VIEs in exchange for service fees; and (iv) require the registered shareholders of the VIEs to pledge their equity interests in the VIEs in favor of the Group to secure the VIEs’ performance under these agreements. However, following such a restructuring, the Group would not be able to adopt or rely on the VIE Arrangements and thus, would not be able to exercise effective control over the VIEs. Such a loss of control could materially and adversely affect the Group’s business, financial condition, results of operations and ability to consolidate the VIEs. In the opinion of management, the likelihood of loss in respect of the Group’s current ownership structure or the contractual arrangements with its VIEs is remote based on current facts and circumstances.

In addition, the registered shareholders of the VIEs are the Company’s officers or employees. If conflicts of interest arise between these shareholders’ duties to the Company and the VIEs, these shareholders may not act in the Company’s best interests and conflicts of interest may not be resolved in the Company’s favor. In addition, these shareholders may breach or cause the VIEs to breach or refuse to renew its existing contractual arrangements that allow the Company to exercise effective control over it and to receive economic benefits from

it. If certain shareholders of the VIEs do not comply with their fiduciary duties to the Company as its designated directors, or if the Company cannot resolve any conflicts of interest or disputes between the Company and such shareholders or any future beneficial owners of the VIEs, the Company would have to rely on legal proceedings to remedy the situation, which could result in disruption of the Company’s business and substantial uncertainty as to the outcome of any such legal proceedings. Further, these remedies may not always be effective, particularly in light of uncertainties in the PRC legal system. For example, the Company may have to resort to administrative and court proceedings to enforce the legal protection that the Company enjoys either by law or contract. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection the Company enjoys than in more developed legal systems. These uncertainties may impede the Company’s ability to enforce the contracts it has entered into with the VIEs and their shareholders and the Group’s ability to consolidate the VIEs.

(d) Income taxes

As of December 31, 2013, the Group has recognized RMB9,970 (US$1,647) accrual for unrecognized tax benefits (Note 19). The final outcome of the tax uncertainty is dependent upon various matters including tax examinations, interpretation of tax laws or expiration of statute of limitations. However, due to the uncertainties associated with the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, there is a high degree of uncertainty regarding the future cash outflows associated with these tax uncertainties. As of December 31, 2013, the Group classified the accrual for unrecognized tax benefits as a non-current liability.

24. EARNINGS (LOSS) PER SHARE

A reconciliation of net income (loss) attributable to the Company’s ordinary shareholders in the consolidated statements of comprehensive income to the numerator for the computation of basic and diluted earnings (loss) per share for the years ended December 31, 2011, 2012 and 2013 is as follows:

	For the Years Ended December 31,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$
Net income (loss) attributable to the Company’s ordinary shareholders	151,506	(17,361)	23,086	3,814
Undistributed earnings allocated to participating Contingently Redeemable Ordinary Shares	—	—	(1,765)	(292)

Income (loss) allocated to Class A and Class B ordinary shares for computing earnings (loss) per share-basic and diluted	151,506	(17,361)	21,321	3,522

Basic and diluted earnings (loss) per share for the years ended December 31, 2011, 2012 and 2013 are calculated as follows:

	For the Years Ended December 31,
	2011		2012		2013		2013
	Class A	Class B	Class A	Class B	Class A	Class B	Class A	Class B
	RMB	RMB	RMB	RMB	RMB	RMB	US$	US$
Earnings (loss) per share—basic:
Numerator:
Allocation of net income (loss) attributable to ordinary shareholders used in calculating earnings (loss) per ordinary share—basic	34,054	117,452	(6,487)	(10,874)	8,976	12,345	1,483	2,039
Denominator:
Weighted average number of ordinary shares outstanding used in calculating basic earnings (loss) per share	54,977,323	189,617,092	113,235,967	189,617,092	134,538,407	185,038,423	134,538,407	185,038,423

Denominator used for earnings (loss) per share	54,977,323	189,617,092	113,235,967	189,617,092	134,538,407	185,038,423	134,538,407	185,038,423
Earnings (loss) per share—basic	0.62	0.62	(0.06)	(0.06)	0.07	0.07	0.01	0.01
Earnings (loss) per share—diluted:
Numerator:
Allocation of net income (loss) attributable to ordinary shareholders used in calculating earnings (loss) per ordinary share—diluted	34,054	117,452	(6,487)	(10,874)	9,494	11,827	1,568	1,954
Reallocation of net income (loss) attributable to ordinary shareholders as a result of conversion of Class B to Class A shares	117,452	—	(10,874)	—	11,827	—	1,954	—
Net income (loss) attributable to ordinary shareholders	151,506	117,452	(17,361)	(10,874)	21,321	11,827	3,522	1,954
Denominator:
Weighted average number of ordinary shares outstanding used in calculating basic earnings (loss) per share	54,977,323	189,617,092	113,235,967	189,617,092	134,538,407	185,038,423	134,538,407	185,038,423
Conversion of Class B to Class A ordinary shares	189,617,092	—	189,617,092	—	185,038,423	—	185,038,423	—
Dilutive effect of convertible securities:
Share options	—	—	—	—	12,297,251	—	12,297,251	—
RSUs	—	—	—	—	734,995	—	734,995	—
Warrants					971,193	—	971,193	—
Denominator used for earnings (loss) per share	244,594,415	189,617,092	302,853,059	189,617,092	333,580,269	185,038,423	333,580,269	185,038,423
Earnings (loss) per share—diluted	0.62	0.62	(0.06)	(0.06)	0.06	0.06	0.01	0.01

For the year ended December 31, 2011, the share options granted by 3GUU BVI are included in the computation of diluted earnings per share; whereas the RSUs granted by the Company are excluded from the computation of diluted earnings per share, as the attached performance condition has not been met as of December 31, 2011. For the year ended December 31, 2012, the share options and RSUs granted by the Company and the contingently redeemable ordinary shares are excluded from the computation of diluted earnings per share as their effects would have been anti-dilutive. For the year ended December 31, 2013, the share options and RSUs granted and the warrants issued by the Company are included in the computation of diluted earnings per share, and the contingently redeemable ordinary shares are excluded from the computation of diluted earnings per share as their effects would have been anti-dilutive.

The options granted to employees and a non-employee of the Company on January 13, 2014 (Note 25) would have changed the number of potential ordinary shares outstanding as of December 31, 2013 if the transactions had occurred before December 31, 2013.

25. SUBSEQUENT EVENTS

Share options granted

On January 13, 2014, the Company granted options under the 2011 Share Option Scheme to purchase 1,811,854 ADSs of the Company to certain of its employees at an exercise price of US$29.03 per ADS, which was the closing price per ADS as of January 13, 2014. There is a service condition in addition to a performance condition attached to the vesting of these options.

On January 13, 2014, the Company granted options under the 2011 Share Option Scheme to purchase 495,963 ADSs of the Company to certain of its employees at an exercise price of US$29.03 per ADS which was the closing price per ADS as of January 13, 2014. There is a service condition attached to the vesting of these options.

Warrants granted

On January 26, 2014, the Company granted 136,500 warrants to Dr. Lijun Zhang, chairman of the Company’s board of directors. Each warrant allows Dr. Lijun Zhang to purchase one ADS of the Company at US$29.34 per ADS. Dr. Lijun Zhang can exercise these warrants in four equal annual tranches beginning one calendar quarter after the first anniversary of the date of grant.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 8.	INDEMNIFICATION OF DIRECTORS AND OFFICERS

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent that any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. The registrant’s articles of association provide for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, except through dishonesty, fraud or their own willful neglect or default.

The registrant has agreed to indemnify its directors and officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

The form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement will also provide for indemnification of the registrant and its officers and directors.

ITEM 9.	EXHIBITS

The exhibits to this registration statement are listed on the Index to Exhibits to this registration statement, which Index to Exhibits is hereby incorporated by reference.

ITEM	10. UNDERTAKINGS

(A)	The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(B)	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act will be governed by the final adjudication of such issue.

(C)	The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Guangzhou, China, on March 14, 2014.

China Mobile Games and Entertainment Group Limited

By:	/s/ Ken Jian Xiao
Name:	Ken Jian Xiao
Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated below on March 14, 2014.

Signature	Title

*	Chairman of the Board
Name: Lijun Zhang

/s/ Hendrick Sin	Vice-chairman of the board
Name: Hendrick Sin

*	Vice-chairman of the board
Name: Yongchao Wang

*	Director and Chief Executive Officer
Name: Ken Jian Xiao

/s/ Ken Fei Fu Chang	Director and Chief Financial Officer
Name: Ken Fei Fu Chang

*	Director
Name: Estella Yi Kum Ng

*	Director
Name: Chen-Wen Tarn

*	Director
Name: David Ku

*	Director
Name: Joel Chang

*
Law Debenture Corporate Services Inc. Name: Amy Segler	Authorized U.S. Representative
Title: Service of Process Officer

*By:	/s/ Ken Fei Fu Chang
Name: Ken Fei Fu Chang
Attorney-in-fact

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INDEX TO EXHIBITS

Exhibit Number	Description of Document
1.1	Form of Underwriting Agreement.

4.1*	Registrant’s Specimen American Depositary Receipt (incorporated herein by reference to Exhibit 4.1 of the Registrant’s registration statement on Form F-1, as amended, filed with the SEC (File No. 333-183423) on August 20, 2012).

4.2*	Registrant’s Specimen Certificate for ordinary shares (incorporated herein by reference to Exhibit 4.2 of the Registrant’s registration statement on Form F-1, as amended, filed with the SEC (File No. 333-183423) on August 20, 2012).

4.3*	Form of Deposit Agreement, among China Mobile Games and Entertainment Group Limited, the depositary and the owners and holders of the American Depositary Shares (incorporated herein by reference to Exhibit 4.3 of the Registrant’s registration statement on Form F-1, as amended, filed with the SEC (File No. 333- 183423) on August 20, 2012).

5.1	Opinion of Maples and Calder regarding the validity of the securities being registered.

8.1	Opinion of Maples and Calder regarding certain Cayman Islands tax matters (included in Exhibit 5.1).

8.2	Opinion of Kirkland & Ellis LLP regarding certain U.S. federal tax matters.

8.3*	Opinion of Guantao Law Firm regarding certain PRC tax matters.

23.1	Consent of Ernst & Young Hua Ming LLP, independent registered public accounting firm.

23.2	Consent of Maples and Calder (included in Exhibit 5.1).

23.3	Consent of Kirkland & Ellis International LLP (included in Exhibit 8.2).

23.4*	Consent of Guantao Law Firm (included in Exhibit 8.3 and Exhibit 99.1).

23.5*	Consent of Analysys International.

24.1*	Power of attorney (included on signature page hereof).

99.1*	Opinion of Guantao Law Firm regarding certain PRC matters

*	Previously filed.

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